Exhibit 99.4

MANAGEMENT INFORMATION CIRCULAR

NORTHGATE MINERALS CORPORATION

with respect to a proposed

ARRANGEMENT

involving

AURICO GOLD INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

to be held on October 24, 2011

SEPTEMBER 21, 2011

These materials are important and require your immediate attention. If you have any questions as to how to deal with it, you should consult your investment dealer, broker, bank manager, lawyer or other professional advisor. If you have any questions, you may contact our proxy solicitation agent, Kingsdale Shareholder Services Inc., Toll Free in North America at 1-877-659-1823 or outside North America at (416) 867-2272 or by e-mail at contactus@kingsdaleshareholder.com.

TABLE OF CONTENTS

(continued)

September 21, 2011

Dear Shareholders:

You are invited to attend a special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (“Shares”) in the capital of Northgate Minerals Corporation (“Northgate” or “we”), which will be held at The TMX Broadcast Centre, 130 King Street West, Toronto, Ontario, on Monday, October 24, 2011, beginning at 10:00 a.m. (Toronto time).

On August 29, 2011, we announced that Northgate and AuRico Gold Inc. (“AuRico”) entered into an arrangement agreement (the “Arrangement Agreement”) to create a leading intermediate gold producer. Pursuant to the Arrangement Agreement, AuRico will acquire all of the issued and outstanding Shares pursuant to a plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”). Shareholders will receive 0.365 common shares of AuRico (“AuRico Shares”) for each Share held (the “Exchange Ratio”). Based on both companies’ 20-day volume weighted average prices on the Toronto Stock Exchange (“TSX”) ending on August 26, 2011, the last trading day before announcement of the Arrangement, the Exchange Ratio represents a 45% premium for Shareholders.

Our board of directors believes that the Arrangement gives Shareholders a significant premium to market and an opportunity to participate in a leading intermediate gold company. The combined company (the “Combined Company”) will have five operating gold mines, a sixth mine targeting production in 2012 and three gold development projects in Mexico, Canada, and Australia—three of the top global mining jurisdictions. The Combined Company will be completely unhedged and offers full exposure to record gold and silver prices and an exceptional growth profile from approximately 475,000 gold equivalent ounces of production in 2011 to 730,000 gold equivalent ounces of production in 2013 (representing a growth of approximately 54%).

Upon completion of the Arrangement, current holders of AuRico Shares (“AuRico Shareholders”) will own approximately 62% of the outstanding shares of the Combined Company, while current Shareholders will hold approximately 38%. The Combined Company shall set as a target the appointment of three nominees from the current board of directors of Northgate to the board of directors of the Combined Company. In addition, some of the current officers of Northgate will have management positions in the Combined Company upon completion of the Arrangement.

Our board of directors has UNANIMOUSLY determined that the Arrangement is fair to Shareholders and is in the best interests of Northgate and its Shareholders. Accordingly, our board of directors is unanimously recommending that you vote IN FAVOUR of the Arrangement at the Meeting. In arriving at this view, our board of directors, as well as a special committee created for the purpose of considering the Arrangement, considered, among other things, the opinions of GMP Securities L.P. and Macquarie Capital Markets Canada Ltd., respectively, that, as of August 28, 2011, and subject to various assumptions and limitations set forth in the opinions, the Exchange Ratio is fair, from a financial point of view, to Shareholders and Northgate, respectively. To be effective, the resolution approving the Arrangement (the “Arrangement Resolution”) must be approved by not less than 66 2/3% of the votes cast at the Meeting by Shareholders present in person or by proxy. After the Meeting, Northgate will seek the approval of the Supreme Court of British Columbia for the Arrangement.

All of the directors and executive officers of Northgate who, as of September 8, 2011 held, in the aggregate, approximately 0.16% of the outstanding Shares, have entered into voting agreements with AuRico whereby they have agreed to support the Arrangement and to vote their Shares in favour of the Arrangement Resolution.

AuRico Shareholders will be asked to approve the issuance of AuRico Shares to Shareholders at an AuRico shareholders’ meeting to be held concurrently with our Meeting. The board of directors of AuRico has unanimously approved the Arrangement and is unanimously recommending that the AuRico Shareholders vote in favour of it.

All of the directors and executive officers of AuRico who, as of September 8, 2011 held, in the aggregate, approximately 0.38% of the outstanding AuRico Shares, have entered into voting agreements with Northgate whereby they have agreed to support the Arrangement and to vote their AuRico Shares in favour of the Arrangement.

Additionally, at the Meeting, Shareholders will be asked to approve an amendment to Northgate’s stock option plan, as more particularly described in the management information circular accompanied by this letter.

In addition to shareholder and court approvals, the Arrangement is also subject to applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature. We currently expect the Arrangement to be completed shortly after the Meeting.

The accompanying notice of special meeting and management information circular provide information about the Arrangement and the Meeting, as well as detailed information concerning the Combined Company. Please read this information carefully, and if you require assistance, consult your own legal, tax, financial or other professional advisor or contact our proxy solicitation agent, Kingsdale Shareholder Services Inc., by telephone at 1-877-659-1823 toll-free North America or (416) 867-2272 outside of North America or by e-mail at contactus@kingsdaleshareholder.com.

On behalf of the board of directors of Northgate, I would like to express our gratitude for the support our Shareholders have demonstrated with respect to our decision to take the proposed Arrangement forward.

I look forward to seeing you at the Meeting.

TERRENCE A. LYONS

Chairman of the Board

NORTHGATE MINERALS CORPORATION

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

to be held Monday, October 24, 2011

NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Supreme Court of British Columbia dated September 20, 2011, a special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (the “Shares”) in the capital of Northgate Minerals Corporation (“Northgate”) will be held at The TMX Broadcast Centre, 130 King Street West, Toronto, Ontario, at 10:00 a.m. (Toronto time) on Monday, October 24, 2011 for the following purposes:

(a)	for Shareholders to consider, pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix A-1 to the accompanying management information circular dated September 21, 2011 (the “Circular”), to approve a plan of arrangement (the “Plan of Arrangement”) under section 288 of the Business Corporations Act (British Columbia) (“BCBCA”), all as more particularly described in the Circular (the “Arrangement”);

(b)	to consider and, if thought advisable, to approve an amendment to the 2007 Northgate Stock Option Plan, as more particularly described in the enclosed Circular; and

(c)	to transact such further and other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

Specific details of the matters to be put before the Shareholders at the Meeting are set forth in the accompanying Circular.

The board of directors of Northgate UNANIMOUSLY recommends that Shareholders vote IN FAVOUR of the Arrangement Resolution. It is a condition to the completion of the Arrangement that the Arrangement Resolution be approved at the Meeting.

The record date for determination of Shareholders entitled to receive notice of, and to vote at, the Meeting was the close of business on September 23, 2011 (the “Record Date”). Only Shareholders whose names have been entered in the register of holders of Shares as of the close of business on the Record Date are entitled to receive notice of, and to vote at, the Meeting.

If you are a non-registered Shareholder and have received these materials through your broker or through another intermediary, please complete and return the proxy form or request for voting instructions provided to you by your broker or other intermediary in accordance with the instructions provided thereon.

Each Share entitled to be voted on each resolution at the Meeting will entitle the Shareholder to one vote at the Meeting on all matters to come before the Meeting. The Arrangement Resolution must be approved by not less than two-thirds (66 2/3%) of the votes cast at the Meeting by Shareholders in person or by proxy. All other resolutions must be approved by a majority of the votes cast by the Shareholders present in person or by proxy at the Meeting.

A Shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting, or any adjournment or postponement thereof, in person are requested to sign, date and return the applicable accompanying form of proxy for use at the Meeting or any adjournment or postponement thereof. Shareholders are asked to complete the form of proxy accompanying this Notice of Special Meeting. To be effective, the proxy must be received by Computershare Investor Services Inc. at 100 University Avenue, 9th Floor North Tower,

Toronto, Ontario, M5J 2Y1, or by facsimile: 1-866-249-7775 (toll free North America) or (416) 263-9524 (International), not later than 10:00 a.m. (Toronto time) on October 20, 2011 or 48 hours (excluding Saturdays, Sundays or any other holiday in British Columbia or Ontario) prior to the time to which the Meeting may be adjourned or postponed. Notwithstanding the foregoing, the Chair of the Meeting has the discretion to accept proxies received after such deadline.

Pursuant to the Interim Order, registered Shareholders have a right to dissent in respect of the Arrangement Resolution and to be paid an amount equal to the fair value of their Shares. This dissent right and the dissent procedures are more particularly described in the Circular accompanying this Notice of Special Meeting. The dissent procedures require that a registered Shareholder who wishes to dissent send a written notice of objection to the Arrangement Resolution to Northgate: (i) at 110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4; or (ii) by facsimile transmission to: (416) 363-6392 (Attention: Vice President, General Counsel and Corporate Secretary), to be received by no later than 5:00 p.m. on October 20, 2011 or, in the case of any adjournment or postponement of the Meeting, by no later than 5:00 p.m. (Toronto time) on the second day immediately preceding the day to which the Meeting is adjourned or postponed, and must otherwise strictly comply with the dissent procedures described in the Circular. Failure to strictly comply with the dissent procedures set forth in Part 8, Division 2 of the BCBCA, as modified by the provisions of the Interim Order and the Plan of Arrangement, will result in loss of the right to dissent. See “Dissenting Shareholders’ Rights” in the accompanying Circular.

If a Shareholder receives more than one form of proxy because such Shareholder owns Shares registered in different names or addresses, each form of proxy should be completed and returned.

The form of proxy confers discretionary authority with respect to: (i) amendments or variations to the matters of business to be considered at the Meeting; and (ii) other matters that may properly come before the Meeting. As of the date hereof, management of Northgate knows of no amendments, variations or other matters to come before the Meeting other than the matters set forth in this Notice of Special Meeting. Shareholders who are planning on returning the applicable accompanying form of proxy are encouraged to review the Circular carefully before submitting the form of proxy. It is the intention of the persons named in the enclosed applicable form of proxy, if not expressly directed to the contrary in such form of proxy, to vote IN FAVOUR of the Arrangement Resolution and the amendment to the 2007 Northgate Stock Option Plan.

Dated at the City of Toronto, in the Province of Ontario, this 21st day of September, 2011.

BY ORDER OF THE BOARD OF DIRECTORS OF NORTHGATE MINERALS CORPORATION

“Matthew J. Howorth”
Matthew J. Howorth Vice President, General Counsel and Corporate Secretary Northgate Minerals Corporation

QUESTIONS AND ANSWERS

Capitalized terms used but not defined below are defined in the Glossary of Terms on pages 96 to 104 of this Circular.

Q.	What is the purpose of the Meeting?

A.	At the Meeting, you will be voting:

•

on a proposal to combine the business of Northgate with that of AuRico by way of special resolution, the full text of which is set forth in Appendix A-1 to this Circular. The business combination will be completed by way of Plan of Arrangement; and

•	to approve the Northgate Stock Option Plan Amendment by way of ordinary resolution, the full text of which is set forth in Appendix A-2 to this Circular.

Q.	Where and when is the Meeting?

A.	The Meeting is being held at The TMX Broadcast Centre, 130 King Street West, Toronto, Ontario, on October 24, 2011 at 10:00 a.m. (Toronto time).

Q.	As a Shareholder, what will I receive under the Arrangement?

A.	If the Arrangement is completed, at the Effective Time, each Share then issued and outstanding (other than those held by Dissenting Shareholders) will be exchanged for 0.365 AuRico Shares. See “The Arrangement — Arrangement Mechanics”.

Q.	Am I entitled to vote?

A.	You are entitled to vote if you were a Shareholder as of the close of business on September 23, 2011. Each Shareholder is entitled to one vote per Share held on all matters to come before the Meeting.

Q.	How do I vote?

A.	If you are a Registered Shareholder, you can vote your Shares in person at the Meeting or by 10:00 a.m. (Toronto time) on October 20, 2011 as follows:

•

Mail — Complete, sign and date your proxy form and return it in the envelope provided or mail to Computershare Investor Services Inc., Attention: Proxy Department, 100 University Avenue, 9th Floor North Tower, Toronto, Ontario, M5J 2Y1.

•	Fax — Complete, sign and date your proxy form and send it by fax to 1-866-249-7775 (toll free North America) or (416) 263-9524 (International).

•

Internet — Go to www.investorvote.com and follow the online voting instructions given to you over the Internet and refer to your holder account number and proxy control number provided on the proxy that was delivered to you.

•

Phone — Dial 1-866-732-8683 toll free from a touch tone telephone and follow the instructions given to you over the telephone and refer to your holder account number and proxy control number provided on the proxy that was delivered to you.

•	Personal Delivery — Complete, sign and date the proxy form and deliver it to Computershare Investor Services Inc. at 100 University Avenue, 9th Floor North Tower, Toronto, Ontario, M5J 2Y1.

If your Shares are held in the name of a nominee (this makes you a “Non-Registered Shareholder”), your nominee is required to seek your instructions as to how to vote your Shares. You will have received the Circular in a mailing from your nominee, together with a proxy form or request for voting instructions. Each nominee has its own signing and return instructions, which you should follow carefully to ensure your Shares will be voted.

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If you are a Non-Registered Shareholder and wish to vote in person at the Meeting, please insert your own name in the space provided on the proxy form or request for voting instructions sent to you by your nominee. By doing so, you are instructing your nominee to appoint you as proxyholder. Then follow the signing and return instructions provided by your nominee. Do not otherwise complete the form, as you will be voting at the Meeting.

Q.	Can I appoint someone other than those named in the enclosed proxy form to vote my Shares?

A.	Yes, you have the right to appoint another person of your choice. They do not need to be a Shareholder to attend and act on your behalf at the Meeting. To appoint someone who is not named in the enclosed proxy form, strike out those printed names appearing on the proxy form and print in the space provided the name of the person you choose.

It is important for you to ensure that any other person you appoint will attend the Meeting and knows you have appointed them. On arriving at the Meeting, proxyholders must present themselves to a representative of Computershare.

Q.	What if my Shares are registered in more than one name or in the name of a company?

A.

If your Shares are registered in more than one name, all registered persons must sign the proxy form. If your Shares are registered in a company’s name or any name other than your own, you may be required to provide documents proving your authorization to sign the proxy form for that company or name. For any questions about the proper supporting documents, contact Computershare Investor Services Inc. at 100 University Avenue, 9th Floor North Tower, Toronto, Ontario, M5J 2Y1 or by telephone at 1-800-564-6253 (toll free North America) or 1-514-982-7555 (International) or by e-mail at service@computershare.com before submitting your proxy form.

Q.	How many Shares are entitled to be voted?

A.	Each Shareholder who held Shares as of September 23, 2011 is entitled to one vote per Share held on all matters to come before the Meeting. As of September 8, 2011, there were 292,393,362 Shares outstanding.

Q.	How will my Shares be voted if I give my proxy?

A.	If you appoint the representatives of Northgate named in the form of proxy as your proxyholders, they will vote (or withhold from voting) your Shares represented by your proxy in accordance with your instructions as indicated on the form. If you specify a choice with respect to any matter to be acted upon, your Shares will be voted accordingly. If you do not give any instructions, your Shares will be voted IN FAVOUR of the Arrangement and the Northgate Stock Option Plan Amendment.

Q.	Who counts the votes?

A.	Computershare, our transfer agent, counts and tabulates the proxies.

Q.	What does the Board think of the Arrangement?

A.	The Board has UNANIMOUSLY determined that the Arrangement is fair to Shareholders and is in the best interests of Northgate and its Shareholders. Accordingly, the Board UNANIMOUSLY recommends that Shareholders vote IN FAVOUR of the Arrangement at the Meeting.

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Q.	What approvals are required by Shareholders to approve the Arrangement?

A.

Completion of the proposed Arrangement is conditional upon approval of the Arrangement Resolution by a special resolution passed by not less than two-thirds (66 2/3%) of the votes cast at the Meeting by Shareholders in person or by proxy. Notwithstanding the foregoing, the Arrangement Resolution authorizes the Board, without further notice or approval of the Shareholders, subject to the terms of the Plan of Arrangement and the Arrangement Agreement, to amend the Plan of Arrangement or the Arrangement Agreement if, after the Meeting, such amendment is approved by the Court, or to decide not to proceed with the Arrangement at any time prior to the Arrangement becoming effective pursuant to the provisions of the BCBCA.

Q.	What are the Canadian federal income tax consequences of the Arrangement?

A.	There is a general summary of the Canadian federal income tax consequences to Shareholders in the Circular under the heading “Certain Canadian Federal Income Tax Considerations”. Northgate recommends that you seek independent professional tax advice for your own particular circumstances.

Q.	What are the United States federal income tax consequences of the Arrangement?

A.	There is a general summary of the United States federal income tax consequences to Shareholders in the Circular under the heading “Certain Material United States Federal Income Tax Considerations”. Northgate recommends that you seek independent professional tax advice for your own particular circumstances.

Q.	When do Northgate and AuRico expect to complete the Arrangement?

A.	Northgate and AuRico will complete the Arrangement when all of the conditions to completion of the Arrangement have been satisfied or waived. It is currently expected that the Arrangement will be completed shortly after the Meeting.

Q.	What if I change my mind and want to revoke my proxy?

A.	You can revoke your proxy at any time before the start of the Meeting. You can do this by:

•	delivering a properly executed proxy form with a later date;

•

stating clearly, in writing, that you want to revoke your proxy and by delivering this written statement to the attention of our Vice President, General Counsel and Corporate Secretary by no later than 5:00 p.m. (Toronto time) on October 20, 2011 (or, if the Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed meeting); or

•	any other manner permitted by law.

Q.	Who is soliciting my proxy?

A.	The management of Northgate is soliciting your proxy. We solicit proxies primarily by mail. Northgate employees or agents might also use telephone or other forms of contact. In addition, we have engaged Kingsdale Shareholder Services Inc. to act as our proxy solicitation agent with respect to the matters to be considered at the Meeting. Northgate bears all costs of solicitation.

Q.	What if amendments are made to these matters or if other business matters are brought before the Meeting?

A.	If you attend the Meeting in person, you may vote on the business matters as you choose.

If you have completed and returned a proxy form, the persons named in the proxy form will have discretionary authority to vote on amendments or variations to the business matters identified in the Notice of Special Meeting and on other matters that may properly come before the Meeting. As of the date of this Circular, our management is not aware of any amendments, variations or additional matters to come before the Meeting.

If any other matters properly come before the Meeting, the persons named in the proxy form will vote on them in accordance with their best judgment.

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Q.	Am I entitled to Dissent Rights?

A.	If you are a Registered Shareholder, you are entitled to exercise the right to dissent in respect of the Arrangement Resolution. If you fail to comply strictly with the requirements set forth in Part 8, Division 2 of the BCBCA (as modified by the Plan of Arrangement and the Interim Order) you will lose your right to dissent or it will become unavailable to you. If the Arrangement is completed, any Shareholders who validly dissent in compliance with the procedures set forth in the BCBCA (as modified by the Plan of Arrangement and the Interim Order) will be entitled to be paid the fair value of their Shares.

If you are a Non-Registered Shareholder and wish to exercise the right to dissent in respect of the Arrangement Resolution, you should immediately contact your intermediary and either: (i) instruct your intermediary to exercise the right to dissent on your behalf (which, if the Shares are registered in the name of a clearing agency, would require that the Shares first be re-registered in the name of the intermediary); or (ii) instruct the intermediary to re-register the Shares in your name, in which case, you would acquire the right to dissent directly.

It is a condition to Northgate’s obligation to complete the Arrangement that the total number of Shares with respect to which Dissent Rights have been properly exercised does not exceed 5% of the outstanding Shares at the time of completion of the Arrangement.

For more information, please see the section of this Circular entitled “Dissenting Shareholders’ Rights”.

Q.	Is my vote confidential?

A.	Under normal conditions, confidentiality of voting is maintained by virtue of the fact that the transfer agent, Computershare, tabulates proxies and votes. However, such confidentiality may be lost as to any proxy or ballot if a question arises as to its validity or revocation or any other like matter. Loss of confidentiality may also occur if the Board decides that disclosure is in the interests of Northgate or its Shareholders.

Q.	Are AuRico Shareholders required to approve the Arrangement?

A.	Yes. Completion of the proposed Arrangement is also conditional upon approval by an ordinary resolution passed by at least a majority of the votes cast by AuRico Shareholders present in person or by proxy at the AuRico Meeting which is scheduled to be held on October 24, 2011 at 10:00 a.m. (Toronto time).

Q.	What if I have other questions?

A.	If you have questions, you may contact Matthew Howorth, the Vice President, General Counsel and Corporate Secretary of Northgate at (416) 216-2784 or our proxy solicitation agent, Kingsdale Shareholder Services Inc., toll free in North America at 1-877-659-1823 or by e-mail at contactus@kingsdaleshareholder.com.

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MANAGEMENT INFORMATION CIRCULAR

All capitalized terms used in this Circular but not otherwise defined herein have the meanings set forth under the section entitled “Glossary of Terms”.

Introduction

This management information circular of Northgate Minerals Corporation (“Northgate”) dated September 21, 2011 (the “Circular”) is furnished in connection with the solicitation of proxies by and on behalf of management of Northgate for use at the special meeting of holders (“Shareholders”) of common shares (“Shares”) in the capital of Northgate and any adjournment(s) or postponement(s) thereof (the “Meeting”). The purpose of the Meeting is to consider, and if thought advisable, pass, with or without variation, a special resolution to effect the combination of Northgate and AuRico Gold Inc. (“AuRico”) all as more particularly described in this Circular (the “Arrangement”). Shareholders will also be voting on an ordinary resolution to amend Northgate’s stock option plan (the “2007 Northgate Stock Option Plan”), the full text of which is set forth in Appendix A-2, all as more particularly described in the Circular. Completion of the Arrangement is conditional upon the Shareholders approving, by special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix A-1, the plan of arrangement (the “Plan of Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”), pursuant to which Shareholders will exchange Shares for common shares of AuRico (“AuRico Shares”). No person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

The information concerning AuRico contained in this Circular has been provided by AuRico. Although Northgate has no knowledge that would indicate that any of such information is untrue or incomplete, Northgate does not assume any responsibility for the accuracy or completeness of such information or the failure by AuRico to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Northgate.

This Circular is being sent to you in connection with management of Northgate’s solicitation of your proxy for use at the Meeting and any continued meeting after an adjournment or postponement. Management of Northgate will solicit proxies primarily by mail, but proxies may also be solicited by telephone, e-mail, facsimile, in writing or in person by directors, officers, employees or agents of Northgate. Northgate has also retained Kingsdale Shareholder Services Inc. (“Kingsdale”) to provide the following services in connection with the Meeting: review and analysis of the Circular, recommending corporate governance best practices where applicable, liaising with proxy advisory firms, developing and implementing Shareholder communication and engagement strategies, advice with respect to meeting and proxy protocol, reporting and reviewing the tabulation of Shareholder proxies, and the solicitation of Shareholder proxies including contacting Shareholders by telephone. The cost of these services is approximately $110,000 plus out-of-pocket expenses and applicable taxes. The cost of solicitation of proxies for use at the Meeting will be paid by Northgate.

All summaries of, and references to, the Arrangement in this Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, which is attached as Appendix B to this Circular. You are urged to carefully read the full text of the Plan of Arrangement.

Information contained in this Circular is given as of September 21, 2011, unless otherwise specifically stated.

Please contact Kingsdale Shareholder Services Inc. at 1-877-659-1823

if you have any questions, or require assistance completing your Proxy.

Cautionary Notice Regarding Forward-Looking Statements and Information

This Circular, including the documents incorporated by reference herein, contains certain “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions and generally can be identified by the use of forward-looking terminology such as “pro forma,” “plan,” “seek,” “target,” “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “forecast,” “likely,” “goal” or “continue” or the negative versions thereof or variations thereon and other similar terminology or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could”. Forward-looking statements are necessarily based on a number of estimates, assumptions and analyses that are inherently subject to risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. Certain of the statements made herein by Northgate, including those related to the proposed Arrangement, the timing of the closing of the proposed Arrangement, future financial and operating performance and those related to the Combined Company’s (as defined below) future exploration and development activities, projected revenues and other statements that are not historical facts, are forward-looking and subject to important risk factors and uncertainties, many of which are beyond Northgate’s or, upon completion of the Arrangement, the Combined Company’s ability to control or predict.

A variety of material factors and assumptions that, while considered reasonable by Northgate as of the date of such forward-looking statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors and assumptions include, but are not limited to the following: gold, silver and copper price volatility; fluctuations in foreign exchange rates and interest rates; impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; costs of production; capital expenditures; costs and timing of construction and the development of new deposits; success of exploration activities and permitting time lines; strategic goals and priorities; market condition; financial condition; financing of additional capital requirements; mining risks, including unexpected formations and cave-ins, which delay operations or prevent extraction of material; risks associated with foreign operations; adverse changes to labour relations legislation; title disputes or claims; changes in governmental and environmental regulation that result in increased costs; cost of environmental expenditures and potential environmental liabilities; landowner dissatisfaction and disputes; failure of plant, equipment or processes to operate as anticipated, and prospects of Northgate and, upon completion of the Arrangement, the Combined Company which are subject to risks and uncertainties. These risks include, but are not limited to, those factors discussed under the heading “Risk Factors” which consist of factors inherent in the nature of the Arrangement, those factors concerning the business of Northgate contained under the heading “Risk Factors” in Northgate’s annual information form for the year ended December 31, 2010 (the “Northgate AIF”) and Northgate’s management’s discussion and analysis for the year ended December 31, 2010 under the heading “Risks and Uncertainties”, each incorporated herein by reference, and those factors concerning the business of AuRico contained under the heading “Risk Factors” in AuRico’s annual information form for the year ended December 31, 2010 (the “AuRico AIF”) and AuRico’s management’s discussion and analysis for the year ended December 31, 2010 under the heading “Risks and Uncertainties”, each incorporated herein by reference.

The forward-looking information contained in this Circular and incorporated herein by reference is presented for the purpose of assisting readers of this Circular in understanding Northgate’s and, upon completion of the Arrangement, the Combined Company’s strategies, priorities and objectives and may not be appropriate for other purposes. Actual results, events, performances, achievements and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking information contained in this Circular.

Please contact Kingsdale Shareholder Services Inc. at 1-877-659-1823

if you have any questions, or require assistance completing your Proxy.

While Northgate anticipates that subsequent events and developments may cause its views to change, Northgate has no intention to update this forward-looking information, except as required by law. This forward-looking information should not be relied upon as representing the views of Northgate as of any date subsequent to the date of this Circular. Northgate has attempted to identify important factors that could cause actual actions, events or results to differ materially from those current expectations described in forward-looking information. However, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended and that could cause actual actions, events or results to differ materially from current expectations. Although the forward-looking statements contained in this Circular are based upon what management of Northgate currently believe to be reasonable assumptions, actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, there can be no assurance that forward-looking information will prove to be accurate, or that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits will be derived therefrom. Accordingly, readers should not place undue reliance on forward-looking information.

All subsequent written or oral forward-looking statements concerning the Arrangement or other matters addressed in this Circular and attributable to Northgate or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

Currency Exchange Rate Information

Unless otherwise indicated, all dollar amounts in this Circular are expressed in Canadian dollars. References to “$” or to “C$” are to Canadian dollars and references to “US$” are to U.S. dollars.

The following table sets out the high rate of exchange for Canadian dollars, expressed in Canadian dollars per U.S. dollar, in effect during the periods indicated, the low rate of exchange in effect during such periods, the rate of exchange in effect at the end of such periods and the average rate of exchange during such periods, in each case, based on the noon rates of exchange for conversion of one U.S. dollar to Canadian dollars as reported by the Bank of Canada.

				January 1, 2011 through
	Year Ended December 31			September 16, 2011
Description	2008	2009	2010
Noon rate at end of period	1.2246	1.0466	0.9946	0.9814
Average noon rate during period	1.0660	1.1420	1.0299	0.9758
High noon rate for period	1.2969	1.3000	1.0778	1.0022
Low noon rate for period	0.9719	1.0292	0.9946	0.9449

On September 16, 2011, the noon exchange rate as reported by the Bank of Canada for conversion of U.S. dollars into Canadian Dollars was C$1.00 = U.S$0.9814 (U.S.$1.00 = C$1.0190).

Non-GAAP Measures

This Circular and certain documents incorporated by reference herein make reference to certain non-GAAP (as defined below) financial measures to assist in assessing Northgate’s respective financial performance. Some of these non-GAAP measures include references to operating cash flows before working

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capital changes, adjusted net loss, adjusted net earnings, adjusted net earnings per share, net cash cost of production per ounce of gold, silver or copper produced and total production costs per ounce of gold, silver or copper produced. Non-GAAP financial measures do not have standard meanings prescribed by Canadian generally accepted accounting principles (“GAAP”) or International Financial Reporting Standards, as adopted by the International Accounting Standards Board (“IFRS”) and are therefore unlikely to be comparable to similar measures presented by other issuers. Such non-GAAP financial measures should not be considered as an alternative to, or more meaningful than, cash flow from operating activities and other measures of financial performance as determined in accordance with GAAP as an indicator of performance. For additional information regarding these non-GAAP measures, see Northgate’s management’s discussion and analysis for the year ended December 31, 2010 and for the three and six month periods ended June 30, 2011, which are incorporated by reference herein.

Notice to Shareholders in the United States

Northgate is a corporation existing under the laws of the Province of British Columbia, Canada. The solicitation of proxies and the transactions contemplated in this Circular involve securities of two Canadian issuers and are being effected in accordance with Canadian corporate and securities laws. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), are not applicable to AuRico, Northgate or this solicitation. Securityholders should be aware that proxy solicitation and disclosure requirements under Canadian Securities Laws are different from those requirements under U.S. Securities Laws.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be adversely affected by the fact that Northgate and AuRico are incorporated under the laws of the Province of British Columbia and the laws of the Province of Ontario, respectively, that most or all of their respective officers and directors and the experts named in this Circular are not residents of the United States and that all or a substantial portion of the respective assets of Northgate, AuRico, their respective officers and directors and the experts named in this Circular are located outside the United States. You may not be able to sue a British Columbia corporation, or an Ontario corporation, as the case may be, its officers or directors or the experts named in this Circular in a foreign court for violations predicated solely upon the civil liability provisions of U.S. federal securities laws. It may also be difficult to effect service of process on, or to enforce a judgment by a U.S. court against, a British Columbia corporation or an Ontario corporation, as the case may be, its affiliates or the experts named in this Circular.

Financial statements included or incorporated by reference herein have been prepared in accordance with GAAP or IFRS both of which differ from U.S. generally accepted accounting principles in certain material respects. Therefore, such financial statements may not be comparable in all respects to the financial statements of U.S. companies. The financial statements included, or incorporated by reference, in this Circular are subject to Canadian auditing and auditor independence standards, which differ from U.S. auditing and auditor independence standards.

Information concerning Northgate and AuRico has been prepared in accordance with the requirements of Canadian Securities Laws, which differ from the requirements of U.S. Securities Laws. Unless otherwise indicated, all mineral reserve and mineral resource estimates included or incorporated by reference in this Circular have been prepared in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum definitions and classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

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Canadian standards, including NI 43-101, differ significantly from the requirements of the U.S. Securities and Exchange Commission (the “SEC”) and mineral reserve and mineral resource information contained or incorporated by reference in this Circular may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a mineral resource estimate is permitted disclosure under NI 43-101 provided that the grade or quality and the quantity of each category is stated; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information contained in this Circular and the documents incorporated by reference herein containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.

NEITHER THE ARRANGEMENT NOR THE AURICO SECURITIES TO BE ISSUED PURSUANT TO THE PLAN OF ARRANGEMENT HAVE BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE FAIRNESS OR MERITS OF SUCH SECURITIES OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The AuRico securities to be issued pursuant to the Plan of Arrangement will be issued in reliance upon the exemption from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), provided by Section 3(a)(10) thereof and only to the extent that corresponding exemptions from the registration or qualification requirements of state “blue sky” securities laws are available and, as a consequence, will not be registered under the U.S. Securities Act or under the securities laws of any state or other jurisdiction of the United States. See “The Arrangement — Securities Law Matters” below.

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SUMMARY OF THE ARRANGEMENT

The following is a summary of information contained elsewhere in this Circular. This summary is provided for convenience only and should be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing or referred to elsewhere in this Circular, including the appendices and documents incorporated by reference in this Circular. All capitalized terms used in this summary and elsewhere are defined under “Glossary of Terms”.

Description of the Arrangement

Northgate and AuRico are proposing to combine their respective businesses and create a new, leading intermediate gold producer. Pursuant to the Arrangement Agreement, each Shareholder will receive 0.365 AuRico Shares for each Share held. The Exchange Ratio represents a 45% premium to Shareholders based on both companies’ 20-day volume weighted average prices on the TSX ending on August 26, 2011. Upon completion of the Arrangement, Shareholders will own approximately 38% and AuRico Shareholders will own approximately 62% of the outstanding shares of the Combined Company on a fully diluted basis.

See “The Arrangement” and “Summary of Material Agreements — Arrangement Agreement”.

Reasons for the Arrangement

Northgate’s senior management team regularly reviews assets of high quality which would complement Northgate’s portfolio, and monitors the activities of other mining companies on a regular basis for this purpose. In accordance with its strategic plan, Northgate focuses these reviews, often with the assistance of external financial and legal advisors, on politically stable, mining-friendly jurisdictions, targeting opportunities that could provide Northgate with further production growth, asset diversification, lower production costs and an improved platform from which to pursue a broader set of acquisition opportunities.

In the course of their evaluation of the Arrangement, the Special Committee and the Board consulted with Northgate’s senior management, legal counsel and financial advisors, reviewed a significant amount of information, including information derived from Northgate’s due diligence review of AuRico, and considered a number of factors including, among others, the following:

Significant Premium to Shareholders

•

AuRico has offered Shareholders a significant premium to the Share price. Shareholders will receive 0.365 AuRico Shares for each Share held. Based on both companies’ 20-day volume weighted average prices on the TSX ending on August 26, 2011, the last trading day before announcement of the Arrangement, the Exchange Ratio represents a 45% premium for Shareholders. By providing this premium, the Shareholders will receive an immediate benefit and will also be able to participate in the value added proposition by being a shareholder of the Combined Company. The Board believes the Arrangement represents more value for Shareholders than the other strategic alternatives considered, the terminated Primero transaction, and the status quo.

Combined Strength of AuRico and Northgate

•

The Arrangement will result in the creation of a leading intermediate gold producer with a large resource base of approximately 19 million gold equivalent ounces (excluding copper) located in three of the most attractive mining jurisdictions in the world (Canada, Mexico and Australia). The two cornerstone assets of the Combined Company, Ocampo and Young-Davidson, alone, have the potential to produce over 500,000 gold equivalent ounces annually at cash costs ranking in the lowest quartile of the Combined Company’s peer group. The Combined Company will also have fully unhedged exposure to record gold and silver prices.

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Significant and Growing Gold Production Profile

•

The Combined Company will have a significant and growing gold production profile, with expected 2011 production of 475,000 gold equivalent ounces and peer leading growth of approximately 54% to 730,000+ gold equivalent ounces by 2013. The Combined Company will also have a pipeline of projects at various stages of development, including Young-Davidson, which is scheduled to commence production in Q1 2012, Guadalupe Y Calvo in Mexico and the Kemess underground project in Northern British Columbia.

Balance Sheet Strength

•

The Combined Company’s strength and balance sheet should provide it with greater ability to grow organically and through acquisitions, with a focus on the Americas. The Combined Company will have the critical mass and capital markets profile to become a consolidator of gold assets, particularly in the Americas. Shareholders will benefit from an enhanced capital markets position through increased scale, which will facilitate greater access to capital and increased liquidity.

Continued Participation in the Assets of Northgate and Participation in the Assets of AuRico

•

Shareholders, through their ownership of AuRico Shares, will continue to participate in any increase in the value of Northgate’s assets and the increase in the value of the assets currently owned by AuRico. Shareholders will own approximately 38% of the AuRico Shares upon closing of the transaction.

Strong Management Team

•	The Combined Company is expected to benefit from a strong management team with significant experience in building and operating mines, supported by highly qualified directors.

Advice from GMP and Macquarie

•

The receipt by the Special Committee and the Board of the fairness opinions of GMP and Macquarie, each dated August 28, 2011, respectively, which provide that, as of the date thereof and subject to the assumptions, limitations and qualifications contained therein, the consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Shareholders (other than AuRico) (in the case of the GMP Fairness Opinion) and to Northgate (in the case of the Macquarie Fairness Opinion). The GMP Fairness Opinion and the Macquarie Fairness Opinion are attached as Appendix E and Appendix F to this Circular, respectively.

Terms of the Arrangement Agreement

•

Under the Arrangement Agreement, the Board remains able to respond, in accordance with the terms thereof, to unsolicited proposals that are more favourable to Shareholders than the proposed transaction with AuRico. The fees payable to AuRico in connection with a termination of the Arrangement Agreement as a result of Northgate entering into a Superior Proposal are reasonable in the circumstances and not preclusive of other proposals.

Approval Thresholds

•

The Board considered the following required approvals to be protective of the rights of Shareholders. The Special Resolution must be approved by not less than two-thirds of the votes cast by Shareholders present in person or by proxy at the Meeting. The Arrangement must also be approved by the Court, which will consider, among other things, the fairness of the Arrangement to Shareholders.

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Tax Deferred Rollover

•

Shareholders will generally benefit from a tax deferred rollover under the Tax Act in respect of any capital gains that would otherwise be realized on the disposition of Shares. See “Certain Canadian Federal Income Tax Considerations”.

Outstanding Northgate Convertible Notes and Northgate Options

•

In accordance with the terms of the Northgate Convertible Notes, each holder of a Northgate Convertible Note outstanding immediately prior to the Effective Time will receive upon the subsequent exercise or conversion of such holder’s Northgate Convertible Note, in accordance with its terms, and will accept in lieu of each Share to which such holder was theretofore entitled upon such exercise or conversion but for the same aggregate consideration payable therefor, AuRico Shares. Holders of Northgate Options who have not exercised such Northgate Options prior to the Effective Time will receive AuRico Exchange Options under the Arrangement.

In the course of its deliberations, the Special Committee and the Board also identified and considered a variety of risks (as described in greater detail under “The Arrangement — Risk Factors Related to the Arrangement” in this Circular) and potentially negative factors in connection with the Arrangement, including, but not limited to:

•	as Shareholders will receive AuRico Shares based on a fixed exchange ratio, AuRico Shares received by Shareholders under the Arrangement may have a market value lower than expected;

•	the issue of AuRico Shares under the Arrangement and their subsequent sale may cause the market price of AuRico Shares to decline;

•	the completion of the Arrangement is subject to several conditions that must be satisfied or waived. There can be no certainty that these conditions will be satisfied or waived;

•	the Arrangement Agreement may be terminated by Northgate or AuRico in certain circumstances, in which case the market price for Shares may be adversely affected;

•	if Northgate is required to pay the Northgate Termination Payment and an alternative transaction is not completed, Northgate’s financial condition will be materially adversely affected;

•	the Combined Company may not realize the benefits currently anticipated due to challenges associated with integrating the operations, technologies and personnel of Northgate and AuRico; and

•

the risks to Northgate if the Arrangement is not completed, including the costs to Northgate in pursuing the Arrangement and the diversion of management attention away from the conduct of Northgate’s business in the ordinary course.

See “The Arrangement — Background to and Reasons for the Arrangement”.

Recommendation of the Board

The Board has UNANIMOUSLY determined that the Arrangement is fair to Shareholders and is in the best interests of Northgate and its Shareholders and is unanimously recommending that Shareholders vote IN FAVOUR of the Arrangement Resolution at the Meeting.

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Fairness Opinions

On August 28, 2011, at a meeting of the Board held to evaluate the Arrangement, each of GMP and Macquarie delivered to the Board an oral opinion, which was confirmed by delivery of a written opinion dated August 28, 2011, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in the opinion, the Exchange Ratio was fair, from a financial point of view, to Shareholders.

See “The Arrangement — Fairness Opinions”.

Approval of Shareholders Required for the Arrangement

Pursuant to the Interim Order, the number of votes required to pass the Arrangement Resolution shall not be less than two-thirds (66 2/3%) of the votes cast in person or by proxy by Shareholders at the Meeting.

See “The Arrangement — Shareholder Approvals”.

Approval of AuRico Shareholders Required for the Arrangement

The AuRico Resolution must be approved by an ordinary resolution passed by at least a majority of the votes cast by holders of outstanding AuRico Shares present in person or by proxy at the AuRico Meeting. This approval is required to satisfy requirements of the TSX, as AuRico proposes to issue more than 25% of the number of outstanding AuRico Shares, on a non-diluted basis, pursuant to the Arrangement. Upon completion of the Arrangement, existing Shareholders and AuRico Shareholders will own approximately 38% and 62% of the Combined Company, respectively, on a fully diluted basis.

See “The Arrangement — Shareholder Approvals”.

Court Approvals

An arrangement under the BCBCA requires Court approval. Prior to the mailing of this Circular, Northgate obtained the Interim Order, which provides for the calling and holding of the Meeting, Dissent Rights for Shareholders and other procedural matters. Subject to terms of the Arrangement Agreement and the approval of the Arrangement Resolution by Shareholders at the Meeting, the hearing in respect of the Final Order is currently scheduled to take place on October 25, 2011.

See “The Arrangement — Court Approvals”.

Regulatory Approvals

The acquisition of the Shares pursuant to the Arrangement constitutes a Notifiable Transaction pursuant to the Competition Act. Accordingly, on September 6, 2011, on behalf of the parties, AuRico filed with the Commissioner an application for an ARC, or, in the alternative, a “no-action” letter and waiver of the pre-merger notification obligation, in respect of the transactions contemplated by the Arrangement Agreement.

On September 19, 2011 the Commissioner issued a “no-action” letter and waiver of the parties’ pre-merger notification obligation, satisfying the Competition Act Approval condition in the Arrangement Agreement.

See “The Arrangement — Other Regulatory Conditions or Approvals”.

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Effect of Arrangement on Shareholders

Pursuant to the Plan of Arrangement, all Shareholders, other than Dissenting Shareholders who have properly exercised their Dissent Rights, will exchange their Shares for AuRico Shares. As a result of such exchanges pursuant to the Plan of Arrangement, Shareholders will receive for each Share 0.365 AuRico Shares and the nature of a Shareholder’s investment will change.

See “The Arrangement — Arrangement Mechanics”.

Effect of Arrangement on Holders of Northgate Options

Subject to applicable Laws and regulatory requirements, each outstanding Northgate Option that has not been duly exercised prior to the Effective Time shall be converted into an option to acquire, on the same terms and conditions as were applicable to such Northgate Option immediately before the Effective Time, the number of AuRico Shares equal to the product of 0.365 multiplied by the number of Shares subject to such Northgate Option. The exercise price for each such AuRico Exchange Option will be adjusted in accordance with the terms of the Plan of Arrangement.

See “The Arrangement — Arrangement Mechanics”.

Effect of Arrangement on Holders of Northgate Convertible Notes

Pursuant to the Plan of Arrangement and subject to and in accordance with the terms of the Northgate Indenture, each Northgate Convertible Note shall be convertible at any time after the Effective Time into AuRico Shares.

Procedure for Exchange of Shares

Enclosed with this Circular is a Letter of Transmittal that is being delivered to Registered Shareholders which sets out the details to be followed by each Registered Shareholder for delivering the share certificate(s) held by such Registered Shareholder to the Depositary. In order to receive a DRS Advice representing AuRico Shares which the Registered Shareholder is entitled to receive on the completion of the Arrangement, Registered Shareholders must deposit with the Depositary (at the address specified on the last page of the Letter of Transmittal) the applicable validly completed and duly signed Letter of Transmittal together with the share certificate(s) representing the Registered Shareholder’s Shares and such other documents and instruments as AuRico, Northgate or the Depositary may reasonably require.

Provided that a Registered Shareholder has returned a properly completed and executed Letter of Transmittal and has presented and surrendered the share certificate(s) representing such Registered Shareholder’s Shares to the Depositary, together with such other documents and instruments as AuRico, Northgate or the Depositary may reasonably require as set forth in the Letter of Transmittal, the Depositary will cause the consideration, less any applicable tax withholdings for each Share exchanged pursuant to the Arrangement, in the form of a DRS Advice representing AuRico Shares, to be sent to such Registered Shareholder, as soon as practicable following the Effective Date.

Non-Registered Shareholders whose Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Shares.

See “The Arrangement — Arrangement Mechanics”.

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Fractional Shares and Options

No fractional AuRico Shares will be issued by AuRico to any Shareholder, any holder of AuRico Exchange Options or any holder of Northgate Convertible Notes on exercise or conversion thereof, and the number of AuRico Shares issued at any time will be rounded down to the next whole number of AuRico Shares with no compensation for any fractional interest.

See “The Arrangement — Arrangement Mechanics”.

Procedure for Arrangement Becoming Effective

The Arrangement is proposed to be carried out pursuant to Section 288 of the BCBCA. The following procedural steps must be taken for the Arrangement to become effective:

•

the Arrangement Resolution, the full text of which is set forth in Appendix A-1 to this Circular, must be approved by not less than 66 2/3% of the Shareholders at the Meeting either in person or by proxy in the manner required by the Interim Order;

•	the AuRico Resolution must be approved by a majority of the AuRico Shareholders at the AuRico Meeting either in person or by proxy;

•	the Arrangement must be approved by the Court pursuant to the Final Order; and

•	all conditions precedent to the Arrangement set forth in the Arrangement Agreement must be satisfied or waived by the appropriate party.

See “The Arrangement — Procedure for Arrangement Becoming Effective”.

Dissent Rights

Shareholders may dissent in respect of the Arrangement Resolution under Division 8, Part 2 of the BCBCA. If the Arrangement is completed, Dissenting Shareholders who comply with the procedures set forth in the BCBCA (as modified by the Plan of Arrangement and the Interim Order) will be entitled to be paid the fair value of their Shares. This Dissent Right is summarized under “Dissenting Shareholders’ Rights” and the text of Division 8, Part 2 of the BCBCA is set forth in Appendix H to this Circular (as modified by the Plan of Arrangement and the Interim Order). Only Registered Shareholders are entitled to exercise the right to dissent. Failure to comply strictly with the requirements set forth in Division 8, Part 2 of the BCBCA (as modified by the Plan of Arrangement and the Interim Order) will result in the loss or unavailability of any right to dissent.

AuRico is not obligated to complete the Arrangement and acquire control of Northgate if holders of more than 5% of the Shares validly exercise Dissent Rights.

Stock Exchange Listing Approval

It is a mutual condition to the completion of the Arrangement that the TSX and the NYSE shall have conditionally approved the listing of AuRico Shares to be issued pursuant to the Arrangement or made issuable pursuant to AuRico’s share issuance commitments in accordance with the Arrangement Agreement including in satisfaction of the conversion obligations of the Northgate Convertible Notes. AuRico has applied to list the AuRico Shares to be issued or made issuable pursuant to the Arrangement on the TSX and the NYSE. Listing will be subject to AuRico fulfilling all of the listing requirements of such exchange.

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The Shares will be delisted from the TSX and the NYSE Amex following the completion of the Arrangement.

See “The Arrangement — Stock Exchange Listing Approval”.

Timing of the Arrangement

If the Meeting and the AuRico Meeting are held as scheduled and are not adjourned or postponed and the other necessary conditions at that point in time are satisfied or waived, Northgate will apply for the Final Order approving the Arrangement on Tuesday, October 25, 2011. If the Final Order is obtained in a form and substance satisfactory to Northgate and AuRico, and all other conditions set forth in the Arrangement Agreement are satisfied or waived by the applicable party, Northgate and AuRico expect the Effective Date to occur on October 26, 2011.

The Effective Date may be delayed, but in any event to not later than December 31, 2011, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order or the failure to receive any required regulatory, governmental or third party consents on acceptable terms and conditions in a timely manner.

See “The Arrangement — Timing”.

Board and Management Arrangements

The Arrangement Agreement provides for arrangements regarding the composition of the Combined Company Board. Those arrangements provide that the Combined Company Board shall set as a target the appointment of three nominees from the Board to the Combined Company Board. In addition, some of the current officers of Northgate will have management positions in the Combined Company upon completion of the Arrangement.

Risk Factors Related to the Arrangement

The proposed Arrangement between Northgate and AuRico is subject to certain risks. In addition to the risk factors described under the heading “Risk Factors” in the Northgate AIF relating to the business of Northgate and under the heading “Risk Factors” in the AuRico AIF relating to the business of AuRico, each of which are specifically incorporated by reference in this Circular, the following are additional and supplemental risk factors which Shareholders should carefully consider before making a decision regarding approving the Arrangement Resolution.

•	Northgate and AuRico may not realize the anticipated benefits of the Arrangement;

•	There are risks related to the integration of Northgate’s and AuRico’s existing businesses;

•	Northgate and AuRico may not satisfy all regulatory requirements or obtain the necessary approvals for completion of the Arrangement on satisfactory terms or at all;

•	The Arrangement Agreement may be terminated in certain circumstances;

•	Northgate may become liable to pay a Termination Payment;

•	The Northgate Termination Payment provided for under the Arrangement Agreement may discourage other parties from proposing a significant business transaction with Northgate;

•	The market price for the Shares may decline;

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•

AuRico Shares issued under the Arrangement and upon exercise of AuRico Exchange Options and conversion of Northgate Convertible Notes following the Arrangement may have a lower market price or value than expected;

•

The issuance of AuRico Shares under the Arrangement and the issuance of AuRico Shares pursuant to AuRico’s share issuance commitments in accordance with the Arrangement Agreement and their subsequent sale may cause the market price of AuRico Shares to decline;

•	Following completion of the Arrangement, the trading price of the AuRico Shares may be volatile; and

•	Following completion of the Arrangement, the Combined Company may issue additional equity securities.

For a full description of the specific risk factors related to the Arrangement, see “The Arrangement — Risk Factors Related to the Arrangement”.

Voting Agreements

Northgate Voting Agreement

Each of the directors and executive officers of Northgate have entered into the Northgate Voting Agreement with AuRico pursuant to which they have agreed, among other things, to vote their Shares in favour of the Arrangement Resolution. As at September 8, 2011, these directors and executive officers held an aggregate of 457,886 Shares representing approximately 0.16% of the issued and outstanding Shares on such date.

See “Summary of Material Agreements — Voting Agreements”.

AuRico Voting Agreement

Each of the directors and senior officers of AuRico have entered into the AuRico Voting Agreement with Northgate pursuant to which they have agreed, among other things, to vote their AuRico Shares in favour of the AuRico Resolution. As at September 8, 2011, these directors and senior officers held an aggregate of 658,602 AuRico Shares representing approximately 0.38% of the issued and outstanding AuRico Shares on such date.

See “Summary of Material Agreements — Voting Agreements”.

Northgate Break Fee Events

Northgate would be required to pay AuRico a termination fee in the amount of $45,000,000 if: (a) AuRico terminates the Arrangement Agreement because (i) Northgate changes its recommendation with respect to the Arrangement Agreement and the transactions contemplated therein, fails to reaffirm its approval or recommendation of the Arrangement after receiving such written request, or accepts, approves recommends or enters into an agreement (other than a confidentiality agreement that complies with the Arrangement Agreement) in respect of any Northgate Acquisition Proposal, (ii) Northgate breaches its obligations under the non-solicitation obligations and notice obligations with respect to a Northgate Superior Proposal, under the Arrangement Agreement, or (iii) Northgate fails to submit the Arrangement for approval to the Shareholders or fails to solicit proxies in accordance with the terms of the Arrangement Agreement; (b) either party terminates the Arrangement Agreement, if a Pending Northgate Acquisition Proposal has been made and has not been publicly withdrawn prior to the Meeting; or (c) Northgate terminates the Arrangement Agreement, if Northgate proposes to enter into a definitive agreement with respect to a Northgate Superior Proposal.

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See “Summary of Material Agreements — Arrangement Agreement”.

Non-Solicitation and Superior Proposals

Each of Northgate and AuRico have agreed not to, directly or indirectly, among other things, make, solicit, initiate, entertain, encourage, promote or otherwise facilitate (including by way of furnishing information, knowingly permitting any visits to facilities or properties or entering into any form of agreement, arrangement or understanding) any inquiries, proposals or offers constituting, or that may reasonably be expected to lead to, an actual or potential Northgate Acquisition Proposal or AuRico Acquisition Proposal, as the case may be.

Prior to the approval of the Arrangement Resolution or the approval of the AuRico Resolution, as applicable, having been obtained, Northgate or AuRico may enter into a Superior Proposal under certain conditions. The party wishing to pursue a Superior Proposal must provide the other party with five Business Days to exercise a right to match any Superior Proposal. If either party accepts a Superior Proposal, it must pay the other party a termination payment in the amount of $45,000,000 in the case of Northgate pursuing a Superior Proposal, or $28,000,000 in the case of AuRico pursuing a Superior Proposal.

See “Summary of Material Agreements — Arrangement Agreement”.

Information Concerning AuRico

Following completion of the Arrangement, AuRico will continue to be a corporation existing under the OBCA and the former Shareholders (other than Dissenting Shareholders), holders of Northgate Options and holders of Northgate Convertible Notes will be shareholders, optionholders or noteholders of AuRico, as the case may be. After the Effective Date, Northgate and its subsidiaries will be wholly-owned subsidiaries of AuRico.

The executive management and senior leadership of the Combined Company will be drawn from a balance of leaders from both organizations, which will benefit from a strong management team with experience in building and operating mines, supported by highly qualified directors.

The Combined Company will be a Canadian-based leading intermediate gold producer with world-class producing assets, development projects and expansion opportunities.

See “Information Concerning AuRico”.

Summary Unaudited Pro Forma Condensed Consolidated Financial Statements of the Combined Company

The selected unaudited pro forma condensed consolidated financial information set forth below should be read in conjunction with AuRico’s unaudited pro forma condensed consolidated financial statements and the accompanying notes thereto attached as Appendix G to this Circular. The pro forma condensed consolidated income statement for the year ended December 31, 2010 has been prepared in accordance with Canadian GAAP. The pro forma condensed consolidated balance sheet and income statement as at and for the six months ended June 30, 2011 have been prepared in accordance with IFRS.

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The pro forma consolidated balance sheet as at June 30, 2011 has been prepared from the unaudited consolidated balance sheet of AuRico as at June 30, 2011 and gives pro forma effect to the completion of the Arrangement as if it had occurred June 30, 2011. The pro forma consolidated income statement for the year ended December 31, 2010 and the six-month period ended June 30, 2011 have been prepared, respectively, from the audited statements of operations of AuRico for the year ended December 31, 2010 and the unaudited interim consolidated statement of operations of AuRico for the six-month period ended June 30, 2011 and gives pro forma effect to the completion of (i) the Arrangement and the acquisition of Capital Gold as if these transactions had occurred on January 1, 2010 for purposes of the pro forma condensed consolidated income statement for the year ended December 31, 2010 and (ii) the Arrangement and the acquisition of Capital Gold as if these transactions had occurred on January 1, 2011 for purposes of the pro forma condensed consolidated income statement for the six months ended June 30, 2011.

The summary unaudited pro forma condensed consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the Arrangement will differ from the pro forma information presented below. No attempt has been made to calculate or estimate potential synergies between AuRico and Northgate. The unaudited pro forma condensed consolidated financial information set forth below is extracted from, and should be read in conjunction with, the unaudited pro forma condensed consolidated financial information of AuRico and the accompanying notes included in Appendix G to this Circular.

Unaudited pro forma condensed consolidated income statement

	Six months ended June 30, 2011		Year ended December 31, 2010
	(presented in accordance with IFRS)		(presented in accordance with Canadian
			GAAP)
(in thousands of U.S. dollars)	AuRico	Pro Forma (Note 1)	AuRico	Pro Forma (Note 2)
Income statement data:
Revenue from mining operations	$183,217	$394,442	$238,266	$800,139
Net earnings (loss)	$36,309	$34,226	$(147,487)	$(239,668)

(in U.S. dollars)
Per AuRico Share data:
Basic earnings (loss) per share	$0.24	$0.12	$(1.06)	$(0.86)
Diluted earnings (loss) per share	$0.24	$0.07	$(1.06)	$(0.86)

Unaudited pro forma condensed consolidated balance sheet

	As at June 30, 2011
	(presented in accordance with IFRS)
(in thousands of U.S. dollars)	AuRico	Pro Forma (Note 3)
Cash and cash equivalents	$102,119	$298,488
Total assets	$1,318,522	$3,201,691
Total debt, including current portion	$39,408	$277,308
Total liabilities	$282,002	$836,174
Shareholders’ equity	$1,036,520	$2,365,517

Note 1	— The pro forma column represents the pro forma financial information after giving effect to the Arrangement and the acquisition of Capital Gold assuming both occurred on January 1, 2011.

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Note 2	— The pro forma column represents the pro forma financial information after giving effect to the Arrangement and the acquisition of Capital Gold assuming both occurred on January 1, 2010.

Note 3	— The pro forma column represents the pro forma financial information after giving effect to the Arrangement assuming it occurred on June 30, 2011.

All of the above should be read in conjunction with the unaudited pro forma condensed consolidated financial information of AuRico for the year ended December 31, 2010, and as at and for the six months ended June 30, 2011, included in Appendix G to this Circular.

Certain Canadian Federal Income Tax Considerations

Shareholders should read carefully the information in this Circular under the heading “Certain Canadian Federal Income Tax Considerations”, which qualifies the information set forth below, and should consult their tax advisors.

Subject to the qualifications set forth in the section entitled “Certain Canadian Federal Income Tax Considerations”, it is intended that the exchange of Shares for AuRico Shares pursuant to the Arrangement occur on a tax-deferred basis for Canadian federal income tax purposes unless the Shareholder chooses otherwise.

For more information, see “Certain Canadian Federal Income Tax Considerations”.

Certain Material United States Federal Income Tax Considerations

This Circular contains a summary of certain material U.S. federal income tax considerations relevant to U.S. Holders arising from and relating to the Arrangement. U.S. Holders should read carefully the information in this Circular under the heading “Certain Material United States Federal Income Tax Considerations”, which qualifies the information set forth below, and should consult their tax advisors.

The disposition of Shares pursuant to the Arrangement is expected to be a taxable transaction for United States federal income tax purposes. Assuming the Arrangement is a taxable transaction, a U.S. Holder of Shares will recognize gain or loss on the exchange of its Shares for AuRico Shares. A U.S. Holder’s tax basis in AuRico Shares received pursuant to the Arrangement will equal the fair market value of such AuRico Shares on the date of receipt. A U.S. Holder’s holding period for the AuRico Shares received in exchange for Shares pursuant to the Arrangement will begin on the day after the date of receipt.

For more information, see “Certain Material United States Federal Income Tax Considerations”.

Proposed Amendment to the 2007 Northgate Stock Option Plan

In connection with the Arrangement, the Board has approved the Northgate Stock Option Plan Amendment. The proposed Northgate Stock Option Plan Amendment will entitle those holders of Northgate Options who are terminated following a Change of Control event to exercise their Options at any time prior to the original expiry date of the relevant Northgate Options. Absent the Northgate Stock Option Plan Amendment, on termination of employment (other than for death or just cause) as a result of AuRico’s acquisition of Northgate, the terminated holder of Northgate Options would be required to exercise their options within the lesser of three months from the date of termination or the expiry date of the Northgate Option. The Northgate Stock Option Plan Amendment is being proposed in anticipation of possible terminations resulting from the Change of Control.

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Assuming the Northgate Stock Option Plan Amendment is approved by the Shareholders at the Meeting and the Northgate Stock Option Plan Amendment receives necessary TSX approvals, the 2007 Northgate Stock Option Plan will be amended in accordance with a resolution in the form of Appendix A-2 of this Circular.

The Board UNANIMOUSLY recommends that Shareholders vote IN FAVOUR of the Northgate Stock Option Plan Amendment at the Meeting.

For more information, see “Other Matters to be Considered at the Meeting”.

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EXPECTED TIMETABLE OF PRINCIPAL EVENTS

The dates given in this expected timetable are based on Northgate’s and AuRico’s current expectations and may change. The precise date for completion of the Arrangement is not ascertainable as at the date of this Circular as the Arrangement is subject to a number of conditions beyond the control of Northgate and AuRico.

Expected Time/Date	Event
5:00 p.m. (Toronto time) on September 23, 2011	Record Date for determining Shareholders entitled to vote at the Meeting

10:00 a.m. (Toronto time) on October 20, 2011	Deadline for Computershare to have received proxy forms or voting instructions from Shareholders

10:00 a.m. (Toronto time) on October 24, 2011	Northgate Meeting

10:00 a.m. (Toronto time) on October 24, 2011	AuRico Meeting

10:00 a.m. (Vancouver time) on October 25, 2011	Court hearing in respect of the Final Order

5:00 p.m. (Vancouver time) on October 26, 2011	Expected completion of the Arrangement (subject to receipt of all approvals and consents)

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THE ARRANGEMENT

Background to and Reasons for the Arrangement

Background to the Arrangement

On July 12, 2011, after consideration of strategic alternatives and extensive negotiation, Northgate entered into an arrangement agreement with Primero Mining Corp. (“Primero”), pursuant to which Northgate agreed to acquire all of the shares of Primero (the “Primero Agreement”). The Board established (in June of 2011) a committee of independent directors (the “Special Committee”) to consider the potential transaction under review with Primero, as well as Northgate’s ongoing consideration of strategic alternatives. Appointees to the Special Committee were Mark Daniel, Patrick Downey and Richard Hall. The Board had also retained GMP Securities L.P. (“GMP”) as financial advisors, and Torys LLP acted as external legal counsel.

On July 16, 2011, the Board received an unsolicited letter of intent from AuRico to acquire all of the Shares, subject to certain terms and conditions (the “First AuRico Proposal”). Following receipt of the First AuRico Proposal, the Special Committee, along with its legal advisors, considered having Mr. Hall step off the committee given his recent appointment as Chief Executive Officer of Northgate. The Special Committee concluded that, in view of the fact that Mr. Hall’s role is effectively that of an interim CEO, he could not reasonably be perceived as having a conflict of interest that would prevent him from being considered independent for purposes of the Special Committee.

The Special Committee met on July 17, 2011, together with legal and financial advisors, to review and consider the First AuRico Proposal. In accordance with the Primero Agreement, the Board was permitted to consider or negotiate such a proposal where it may constitute a Northgate Superior Proposal (as defined in the Primero Agreement). On July 18, 2011, the Board met and, on the basis of the Special Committee’s recommendation, as well as other considerations including the advice of legal and financial advisors, the Board concluded that the First AuRico Proposal did not represent a proposal that may constitute a Northgate Superior Proposal, and accordingly that the Board would not proceed to consider or negotiate such proposal. This was communicated to AuRico on July 19, 2011.

On July 27, 2011 the Board received a second letter of intent from AuRico, with revised consideration presented in the form of a fixed exchange ratio (the “Second AuRico Proposal”). The Special Committee, following consultation with financial and legal advisors, and consideration of Northgate’s various strategic alternatives, concluded that the Second AuRico Proposal did not constitute a Northgate Superior Proposal for purposes of the Primero Agreement, but recommended to the Board that it consider and negotiate such proposal on the basis that, if improved, it may constitute a Northgate Superior Proposal. The Special Committee also recommended that the Board, through its financial advisors, present to AuRico’s financial advisors the elements of the Second AuRico Proposal which needed to be improved. After extensive discussion and consultations with financial and legal advisors, the Board resolved at its meeting on August 4, 2011 to accept such recommendations of the Special Committee, and notified AuRico of its decision in a response dated August 5, 2011.

On August 9, 2011 the Board received a third letter of intent from AuRico on substantially the same terms as the Second AuRico Proposal, but with an increase to the exchange ratio and a right for Northgate to conduct a due diligence review of AuRico and its assets (the “Third AuRico Proposal”). The Special Committee, following consultation with financial and legal advisors, and consideration of Northgate’s various financial and strategic alternatives, recommended to the Board that the Third AuRico Proposal did not constitute a Northgate Superior Proposal, but that, if improved, it may constitute a Northgate Superior

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Proposal. After extensive discussion and consultations with financial and legal advisors, the Board resolved at its meeting on August 11, 2011 to accept the recommendations of the Special Committee, and to provide AuRico with details of the items that needed to be addressed by AuRico in order for the Third AuRico Proposal to constitute a Northgate Superior Proposal.

Representatives of Northgate and AuRico met in Toronto on August 12, 2011. Later on August 12, 2011, the Board received a revised proposal from AuRico on substantially the same terms as the Third AuRico Proposal, but with a further increase to the exchange ratio such that the consideration offered was 0.365 of an AuRico Share for each Share (the “Fourth AuRico Proposal”). In the course of its meetings on August 13 and 14, 2011, the Special Committee, together with financial and legal advisors, discussed the terms of the Fourth AuRico Proposal, and determined that it may constitute a Northgate Superior Proposal. The Special Committee further determined that it would recommend that the Board proceed to engage with AuRico, including by executing a confidentiality agreement and commencing a due diligence review of AuRico, and by commencing preparation of the definitive transaction agreement, in each case as necessary elements to be considered by the Board in order for it to make an informed decision regarding whether the Fourth AuRico Proposal constituted a Northgate Superior Proposal, and all in accordance with the provisions of the Primero Agreement.

The Board was continually updated on the negotiations and discussions that the Special Committee, with the advice of financial advisors and legal counsel, had with AuRico. The Board authorized the Special Committee to continue to proceed to negotiate the full terms of the proposed transaction and to keep the Board informed of developments in the negotiations.

Northgate executed a Confidentiality Agreement with AuRico on August 15, 2011, following which it was provided access to an electronic data room which had been established by AuRico.

During the week of August 15, 2011, Northgate representatives conducted due diligence on AuRico through site visits to Ocampo, El Chanate and El Cubo. Northgate senior management and the financial advisors also participated in due diligence sessions with AuRico management regarding operational, technical and financial matters. Also over the course of the week of August 15, Northgate and AuRico, together with their respective legal counsel, negotiated the terms of the agreement regarding the proposed transaction including representations and warranties, conditions, transaction protection measures and other detailed transactional mechanics.

On August 23, 2011, the Special Committee retained Macquarie Capital Markets Canada Ltd. (“Macquarie”) to provide the Special Committee and the Board with (i) its analysis on whether the Fourth AuRico Proposal, if consummated on its terms and subject to certain qualifications, would result in a transaction more favourable to Shareholders from a financial point of view than the Primero transaction; and (ii) an opinion as to the fairness, from a financial point of view, to Shareholders of the consideration contemplated by the Fourth AuRico Proposal. The fees paid to Macquarie with respect to this engagement were not contingent on any outcome with respect to a proposed transaction involving Northgate and AuRico.

At its meeting on August 24, 2011, the Board reviewed the draft arrangement agreement, received the report and the recommendation of the Special Committee, received the report of Northgate management on due diligence matters, received the independent preliminary assessment and advice of GMP and Macquarie, received the advice of Torys LLP, and considered other factors relevant to the transaction proposed by AuRico. GMP also made a presentation to the Board in respect of the financial and strategic merits of the proposed transaction and provided its preliminary conclusions regarding fairness from a financial point of view of the consideration offered under the Fourth AuRico Proposal. The Board instructed Northgate’s representatives to continue discussions with AuRico on key business issues, and Northgate’s legal counsel to finalize the terms of the Arrangement Agreement.

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On August 28, 2011 the Special Committee met to consider the form of arrangement agreement and to receive the independent assessment and advice of GMP, Macquarie and Torys LLP. Each of GMP and Macquarie advised the Special Committee that (i) the Fourth AuRico Proposal, if consummated on its terms and subject to certain qualifications, would result in a transaction more favourable to Shareholders from a financial point of view than the Primero transaction and (ii) based upon certain analyses, assumptions, qualifications and limitations, in its opinion, the offered consideration of 0.365 of an AuRico Share for each Share held was fair, from a financial point of view, to the Shareholders. After a lengthy discussion, based in part on the financial advice and opinion of GMP and Macquarie, as well as the advice of Torys LLP, the Special Committee resolved to recommend to the Board that it approve the proposed transaction with AuRico on the terms reflected in the draft Arrangement Agreement.

At its meeting on August 28, 2011, the Board, among other things, considered and discussed the draft Arrangement Agreement, received the recommendation of the Special Committee, received the independent assessment and advice of GMP, Macquarie and Torys LLP, and considered other factors relevant to the proposed transaction. Macquarie then made a presentation to the Board in respect of the financial and strategic merits of the proposed transaction. Each of GMP and Macquarie advised the Board that (a) the Fourth AuRico Proposal, if consummated on its terms and, subject to certain qualifications, would result in a transaction more favourable to Shareholders from a financial point of view than the Primero transaction and (b) based upon certain analyses, assumptions, qualifications and limitations, in its opinion, the offered consideration of 0.365 of an AuRico Share for each Share held was fair, from a financial point of view, to the Shareholders.

Following discussion, and after consulting with legal and financial advisors, the Board resolved, among other things, that (i) the Fourth AuRico Proposal constituted a Northgate Superior Proposal under the terms of the Primero Agreement, (ii) it is advisable and in the best interests of Northgate and its Shareholders to proceed with the transactions contemplated under the Fourth AuRico Proposal and consummate such transactions on the terms and subject to the conditions set forth in the Arrangement Agreement, and (iii) it would recommend that Shareholders vote in favour of the Arrangement, all subject to complying with the right to match, termination fee and other applicable provisions of the Primero Agreement. Following the Board meeting on August 28, 2011, Northgate notified Primero of the Board’s determinations. Primero then advised Northgate that it did not intend to exercise its right to match. In accordance with the terms of the Primero Agreement, on August 28, 2011, Northgate terminated the Primero Agreement and paid Primero a termination fee of $25.0 million. Northgate and AuRico then entered into the Arrangement Agreement on August 28, 2011 and a joint press release announcing the execution of the Arrangement Agreement was issued prior to the open of markets on August 29, 2011.

Reasons for the Arrangement

In the course of their evaluation of the Arrangement, the Special Committee and the Board consulted with Northgate’s senior management, legal counsel and financial advisors, reviewed a significant amount of information, including information derived from Northgate’s due diligence review of AuRico, and considered a number of factors including, among others, the following:

•

Significant Premium to Shareholders — AuRico has offered Shareholders a significant premium to the Share price. Shareholders will receive 0.365 AuRico Shares for each Share held. Based on both companies’ 20-day volume weighted average prices on the TSX ending on August 26, 2011, the last trading day before announcement of the Arrangement, the Exchange Ratio represents a 45% premium for Shareholders. By providing this premium, the Shareholders will receive an immediate benefit and will also be able to participate in the value added proposition by being a shareholder of the Combined Company. The Board believes the Arrangement represents more value for Shareholders than the other strategic alternatives considered, the terminated Primero transaction, and the status quo.

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•

Combined Strength of AuRico and Northgate — The Arrangement will result in the creation of a leading intermediate gold producer with a large resource base of approximately 19 million gold equivalent ounces (excluding copper) located in three of the most attractive mining jurisdictions in the world (Canada, Mexico and Australia). The two cornerstone assets of the Combined Company, Ocampo and Young-Davidson, alone, have the potential to produce over 500,000 gold equivalent ounces annually at cash costs ranking in the lowest quartile of the Combined Company’s peer group. The Combined Company will also have fully unhedged exposure to record gold and silver prices.

•

Significant and Growing Gold Production Profile — The Combined Company will have a significant and growing gold production profile, with expected 2011 production of 475,000 gold equivalent ounces and peer leading growth of approximately 54% to 730,000+ gold equivalent ounces by 2013. The Combined Company will also have a pipeline of projects at various stages of development, including Young-Davidson, which is scheduled to commence production in Q1 2012, Guadalupe Y Calvo in Mexico and the Kemess underground project in Northern British Columbia.

•

Balance Sheet Strength — The Combined Company’s strength and balance sheet should provide it with greater ability to grow organically and through acquisitions, with a focus on the Americas. The Combined Company will have the critical mass and capital markets profile to become a consolidator of gold assets, particularly in the Americas. Shareholders will benefit from an enhanced capital markets position through increased scale, which will facilitate greater access to capital and increased liquidity.

•

Continued Participation in the Assets of Northgate and Participation in the Assets of AuRico — Shareholders, through their ownership of AuRico Shares, will continue to participate in any increase in the value of Northgate’s assets and the increase in the value of the assets currently owned by AuRico. Shareholders will own approximately 38% of the AuRico Shares upon closing of the transaction.

•	Strong Management Team — The Combined Company is expected to benefit from a strong management team with significant experience in building and operating mines, supported by highly qualified directors.

•

Advice from GMP and Macquarie — The receipt by the Special Committee and the Board of the fairness opinions of GMP and Macquarie, each dated August 28, 2011, respectively, which provide that, as of the date thereof and subject to the assumptions, limitations and qualifications contained therein, the consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Shareholders (other than AuRico) (in the case of the GMP Fairness Opinion (as defined below)) and to Northgate (in the case of the Macquarie Fairness Opinion (as defined below)). The GMP Fairness Opinion and the Macquarie Fairness Opinion are attached as Appendix E and Appendix F to this Circular, respectively.

•

Terms of the Arrangement Agreement — Under the Arrangement Agreement, the Board remains able to respond, in accordance with the terms thereof, to unsolicited proposals that are more favourable to Shareholders than the proposed transaction with AuRico. The fees payable to AuRico in connection with a termination of the Arrangement Agreement as a result of Northgate entering into a Superior Proposal are reasonable in the circumstances and not preclusive of other proposals.

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•

Approval Thresholds — The Board considered the following required approvals to be protective of the rights of Shareholders. The Special Resolution must be approved by not less than two-thirds of the votes cast by Shareholders present in person or by proxy at the Meeting. The Arrangement must also be approved by the Supreme Court of British Columbia (the “Court”), which will consider, among other things, the fairness of the Arrangement to Shareholders.

•

Tax Deferred Rollover — Shareholders will generally benefit from a tax deferred rollover under the Tax Act in respect of any capital gains that would otherwise be realized on the disposition of Shares. See “Certain Canadian Federal Income Tax Considerations”.

•

Outstanding Northgate Convertible Notes and Northgate Options — In accordance with the terms of the Northgate Convertible Notes, each holder of a Northgate Convertible Note outstanding immediately prior to the Effective Time will receive upon the subsequent exercise or conversion of such holder’s Northgate Convertible Note, in accordance with its terms, and will accept in lieu of each Share to which such holder was theretofore entitled upon such exercise or conversion but for the same aggregate consideration payable therefor, AuRico Shares. Holders of Northgate Options who have not exercised such Northgate Options prior to the Effective Time will receive AuRico Exchange Options (as defined below) under the Arrangement.

In the course of its deliberations, the Special Committee and the Board also identified and considered a variety of risks (as described in greater detail under “The Arrangement — Risk Factors Related to the Arrangement” in this Circular) and potentially negative factors in connection with the Arrangement, including, but not limited to:

•	as Shareholders will receive AuRico Shares based on a fixed exchange ratio, AuRico Shares received by Shareholders under the Arrangement may have a market value lower than expected;

•	the issue of AuRico Shares under the Arrangement and their subsequent sale may cause the market price of AuRico Shares to decline;

•	the completion of the Arrangement is subject to several conditions that must be satisfied or waived. There can be no certainty that these conditions will be satisfied or waived;

•	the Arrangement Agreement may be terminated by Northgate or AuRico in certain circumstances, in which case the market price for Shares may be adversely affected;

•	if Northgate is required to pay the Northgate Termination Payment and an alternative transaction is not completed, Northgate’s financial condition will be materially adversely affected;

•	the Combined Company may not realize the benefits currently anticipated due to challenges associated with integrating the operations, technologies and personnel of Northgate and AuRico; and

•

the risks to Northgate if the Arrangement is not completed, including the costs to Northgate in pursuing the Arrangement and the diversion of management attention away from the conduct of Northgate’s business in the ordinary course.

The foregoing summary of the information and factors considered by the Special Committee and the Board is not, and is not intended to be, exhaustive. In view of the variety of factors and the amount of information considered in connection with its evaluation of the Arrangement, the Special Committee and the Board did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching its conclusion and recommendation. The Special Committee’s and the Board’s recommendations were made after consideration of all of the above-noted factors and in light of

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the Special Committee’s and the Board’s collective knowledge of the business, financial condition and prospects of Northgate, and were also based upon the advice of financial advisors and legal advisors to the Special Committee and the Board. In addition, individual members of the Special Committee and the Board may have assigned different weights to different factors.

Signing of the Arrangement Agreement and Announcement of Arrangement

Following their respective board of directors meetings, Northgate and AuRico signed the Arrangement Agreement on the evening of August 28, 2011 and issued a joint press release announcing the Arrangement, prior to the open of markets in Toronto, Canada on August 29, 2011.

Recommendation of the Board

On August 28, 2011, the Board unanimously determined that the Arrangement is fair to Shareholders and is in the best interests of Northgate and its Shareholders and approved the Arrangement Agreement. Accordingly, the Board has UNANIMOUSLY approved the Arrangement and unanimously recommends that Shareholders vote IN FAVOUR of the Arrangement Resolution at the Meeting.

Fairness Opinions

Northgate has retained GMP and the Special Committee has retained Macquarie as financial advisors and has requested that each of GMP and Macquarie provide its respective opinion as to the fairness, from a financial point of view, of the Exchange Ratio, as described below.

GMP Fairness Opinion

Northgate retained GMP as a financial advisor to Northgate and to provide the Board and Special Committee with its opinion as to the fairness to Shareholders, from a financial point of view, of the consideration to be paid by AuRico pursuant to the Arrangement.

On August 28, 2011, at a meeting of the Board held to evaluate the Arrangement, GMP delivered to the Board an oral opinion, which was confirmed by delivery of a written opinion dated August 28, 2011 (the “GMP Fairness Opinion”), to the effect that, as of the date of the GMP Fairness Opinion and based on and subject to various assumptions and limitations described in the GMP Fairness Opinion, the consideration to be paid by AuRico pursuant to the Arrangement was fair, from a financial point of view, to Shareholders.

The full text of the GMP Fairness Opinion, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Appendix E to this Circular. The summary of the GMP Fairness Opinion set out herein is qualified in its entirety by reference to the full text of the GMP Fairness Opinion. GMP delivered the GMP Fairness Opinion to the Board and Special Committee for the benefit and use of the Board and Special Committee (in their capacity as such) in connection with and for purposes of its evaluation of the consideration to be paid by AuRico pursuant to the Arrangement from a financial point of view. The GMP Fairness Opinion does not address any other aspect of the Arrangement or as to the underlying business decision of Northgate to proceed with or effect the Arrangement. The GMP Fairness Opinion does not constitute a recommendation to any Shareholder as to how to vote or act in connection with the proposed Arrangement or any related matter.

Northgate agreed to pay GMP fees for its services, a portion of which was payable upon rendering of the GMP Fairness Opinion and a significant portion of which is contingent upon completion of the Arrangement. Northgate also has agreed to reimburse GMP for its expenses incurred in connection with

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GMP’s engagement and to indemnify GMP and each and every one of the trustees, directors, officers, employees, direct and indirect shareholders, consultants, advisors and agents of GMP, its general partner, Griffiths McBurney Canada Corp. and each of its affiliated entities from and against specified liabilities.

The GMP Fairness Opinion was one of a number of factors taken into consideration by the Board and Special Committee in connection with making its determination that the Arrangement is in the best interests of Northgate and its Shareholders and is fair to Shareholders, authorizing the entry by Northgate into the Arrangement Agreement and all related agreements, and recommending that Shareholders vote in favour of the Arrangement Resolution at the Meeting.

Macquarie Fairness Opinion

The Special Committee has retained Macquarie as a financial advisor to Northgate and to provide the Board and Special Committee with its opinion as to the fairness to Northgate, from a financial point of view, of the Exchange Ratio.

On August 28, 2011, at a meeting of the Special Committee held to evaluate the Arrangement, Macquarie delivered to the Special Committee an oral opinion, which was subsequently confirmed by delivery of a written opinion dated August 28, 2011 (the “Macquarie Fairness Opinion”), to the effect that, as of the date of the Macquarie Fairness Opinion and based on and subject to various assumptions and limitations described in the Macquarie Fairness Opinion, the Exchange Ratio was fair, from a financial point of view, to Northgate.

The full text of the Macquarie Fairness Opinion, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Appendix F to this Circular. The summary of the Macquarie Fairness Opinion set out herein is qualified in its entirety by reference to the full text of the Macquarie Fairness Opinion. Macquarie delivered the Macquarie Fairness Opinion to the Board and Special Committee for the benefit and use of the Board and Special Committee (in their capacity as such) in connection with and for purposes of its evaluation of the Exchange Ratio from a financial point of view. The Macquarie Fairness Opinion does not address any other aspect of the Arrangement or as to the underlying business decision of Northgate to proceed with or effect the Arrangement. The Macquarie Fairness Opinion does not constitute a recommendation to any Shareholder as to how to vote or act in connection with the proposed Arrangement or any related matter.

Under its engagement letter with Macquarie, Northgate has agreed to pay Macquarie a fixed fee for rendering the Macquarie Fairness Opinion. Macquarie will not be paid an additional fee that is contingent upon the completion of the Arrangement or any alternative transaction. The Board took this fee structure into account when considering the Macquarie Fairness Opinion. Northgate also has agreed to reimburse Macquarie for its expenses incurred in connection with Macquarie’s engagement and to indemnify and hold harmless Macquarie and its affiliates, and their respective directors, officers, managers, members, partners, employees, agents, and controlling persons from and against specified liabilities.

The Macquarie Fairness Opinion was one of a number of factors taken into consideration by the Board and Special Committee in connection with making its determination that the Arrangement is in the best interests of Northgate and its Shareholders and is fair to Shareholders, authorizing the entry by Northgate into the Arrangement Agreement and all related agreements, and recommending that Shareholders vote in favour of the Arrangement Resolution at the Meeting.

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Shareholder Approvals

Approval of Shareholders Required for the Arrangement

Pursuant to the Interim Order, the number of votes required to pass the Arrangement Resolution shall not be less than two-thirds (66 2/3%) of the votes cast in person or by proxy by Shareholders at the Meeting. Notwithstanding the foregoing, the Arrangement Resolution authorizes the Board, without further notice to or approval of the Shareholders, subject to the terms of the Arrangement, to elect not to proceed with the Arrangement or otherwise give effect to the Arrangement Resolution, at any time prior to the Arrangement becoming effective pursuant to the provisions of the BCBCA. See Appendix A-1 to this Circular for the full text of the Arrangement Resolution.

Approval of AuRico Shareholders Required for the Arrangement

The ordinary resolution to approve the issuance of AuRico Shares to current Shareholders (the “AuRico Resolution”) must be approved by an ordinary resolution passed by at least a majority of the votes cast by holders of outstanding AuRico Shares present in person or by proxy at the special meeting of AuRico Shareholders called for such purpose (the “AuRico Meeting”). This approval is required to satisfy requirements of the TSX as AuRico proposes to issue more than 25% of the total number of outstanding AuRico Shares, on a non-diluted basis, pursuant to the Arrangement. Notwithstanding the foregoing, the AuRico Resolution authorizes the board of directors of AuRico (the “AuRico Board”) to abandon all or any part of the AuRico Resolution at any time prior to giving effect thereto.

Court Approvals

Interim Order

The BCBCA requires Court approval of the Arrangement. On September 20, 2011, a Notice of Hearing and Petition for the Interim Order and Final Order approving the Arrangement was filed with the Court. On September 20, 2011, a Petition, Notice of Application and supporting Affidavit were filed with the Court. On September 20, 2011, the Court granted the Interim Order facilitating the calling of the Meeting and prescribing the conduct of the Meeting and other matters. The Interim Order is attached to this Circular as Appendix C.

Final Order

Subject to the terms of the Arrangement Agreement, if the Arrangement Resolution is approved by the Shareholders at the Meeting in the manner required by the Interim Order, and the AuRico Resolution is approved by the AuRico Shareholders at the AuRico Meeting, Northgate will make an application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is scheduled for Tuesday, October 25, 2011 at 10:00 a.m. (Vancouver time), or as soon thereafter as counsel may be heard, at the Courthouse, 800 Smithe Street, Vancouver, British Columbia. At the hearing, any Shareholder, holder of Northgate Options or holder of Northgate Convertible Notes will have the right to appear before the Court so long as they file a response to the Petition, and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to the rules of Court, the Interim Order, and any further order of the Court.

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Under the terms of the Interim Order, each Shareholder or any other person interested in the Plan of Arrangement, including holders of Northgate Options and holders of Northgate Convertible Notes, will have the right to appear (either in person or by counsel) and make submissions at the application for the Final Order, provided that such Shareholder or other interested party shall file a response, in the form prescribed by the British Columbia Supreme Court Civil Rules, with the Court and deliver a copy of the filed response together with a copy of all materials on which such Shareholder or other interested party intends to rely at the application for the Final Order, including an outline of such party’s proposed submissions, to the solicitors for Northgate at Lawson Lundell LLP, 1600 Cathedral Place, 925 West Georgia Street, Vancouver, BC V6C 3L2, Attention: Craig Ferris, at or before 4:00 p.m. (Vancouver time) on October 24, 2011, subject to the direction of the Court.

Northgate has been advised by its counsel that the Court has broad discretion under the BCBCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view, and the interests of every person affected. The Court may approve the Arrangement, either as proposed or as amended, in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. The Court’s approval is required for the Arrangement to become effective. Depending upon the nature of any required amendments, Northgate and AuRico may determine not to proceed with the Arrangement.

The Effective Date may be delayed for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order or any delay in the satisfaction or waiver, as applicable, of all of the conditions set forth in the Arrangement Agreement.

Other Regulatory Conditions or Approvals

Canadian Competition Act Approval

Part IX of the Competition Act (Canada) (the “Competition Act”) requires that the Commissioner of Competition (the “Commissioner”) be notified of certain classes of transactions that exceed the thresholds set out in Sections 109 and 110 of the Competition Act (a “Notifiable Transaction”) by the parties to the transaction.

Subject to certain exceptions, the parties to a Notifiable Transaction cannot complete the transaction until they have submitted to the Commissioner the information required under Subsection 114(1) of the Competition Act and the applicable statutory waiting period has expired or been terminated by the Commissioner. Pursuant to Section 123 of the Competition Act, the waiting period is 30 calendar days after the day on which the parties to the Notifiable Transaction submitted the prescribed information, unless, within that period, the Commissioner has notified the parties pursuant to Subsection 114(2) that she requires additional information to complete her assessment (a “Supplementary Information Request”). If the Commissioner issues a Supplementary Information Request, the parties cannot complete the transaction until 30 days after compliance with the Supplementary Information Request. A Notifiable Transaction may be completed before the end of the applicable waiting period if the Commissioner notifies the parties that she does not, at that time, intend to challenge the transaction by making an application to the Competition Tribunal for an order under Section 92 of the Competition Act.

Alternatively, or in addition to filing a pre-merger notification, an advance ruling certificate (“ARC”) may be requested. An ARC may be issued by the Commissioner where she is satisfied that she does not have sufficient grounds on which to apply to the Competition Tribunal under the merger provisions of the Competition Act to challenge the proposed transaction. If the Commissioner issues an ARC in respect of a proposed transaction, that transaction is exempt from the pre-merger notification requirement. In addition, if the transaction to which the ARC relates is substantially completed within one year after the ARC is issued, the Commissioner cannot seek an order of the Competition Tribunal under the merger provisions of the

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Competition Act in respect of the transaction solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued. Accordingly, ARCs are generally issued in respect of transactions that raise minimal substantive competition law issues. Where an ARC is requested but the Commissioner declines to issue an ARC, the Commissioner may instead issue a “no-action” letter indicating that she does not, at that time, intend to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act with respect to the proposed transaction, while preserving during the one year period following completion of the proposed transaction her authority to so initiate proceedings should circumstances change. Where a “no-action” letter is issued in circumstances where a pre-merger notification filing has not also been made, the Commissioner will typically waive the obligation to comply with the statutory waiting period in conjunction with issuing the “no action” letter.

The acquisition of the Shares pursuant to the Arrangement constitutes a Notifiable Transaction. Accordingly, on September 6, 2011, on behalf of the parties, AuRico filed with the Commissioner an application for an ARC, or, in the alternative, a “no-action” letter and waiver of the pre-merger notification obligation, in respect of the transactions contemplated by the Arrangement Agreement.

On September 19, 2011 the Commissioner issued a “no-action” letter and waiver of the parties’ pre-merger notification obligation, satisfying the Competition Act Approval condition in the Arrangement Agreement.

Arrangement Mechanics

The Arrangement is being implemented pursuant to a plan of arrangement under the laws of British Columbia.

Pursuant to the terms of the Plan of Arrangement, the Arrangement will occur on the Effective Date, which is expected to occur shortly after the Meeting. The Arrangement is subject to the satisfaction or waiver of the conditions to the Arrangement, which are described under the heading “Summary of Material Agreements — Arrangement Agreement”.

Effect of Arrangement on Shareholders

Pursuant to the Plan of Arrangement, all Shareholders, other than Dissenting Shareholders (as defined below) who have properly exercised their Dissent Rights, will exchange their Shares for AuRico Shares. As a result of such exchanges pursuant to the Plan of Arrangement, Shareholders will receive for each Share 0.365 AuRico Shares and the nature of the Shareholder’s investment will change. See “Risk Factors” above.

Effect of Arrangement on Holders of Northgate Options

Subject to applicable Laws and regulatory requirements, each outstanding Northgate Option that has not been duly exercised prior to the Effective Time shall be exchanged into an option to acquire, on the same terms and conditions as were applicable to such Northgate Option immediately before the Effective Time, the number of AuRico Shares equal to the product of the number of Shares subject to such Northgate Option immediately before the Effective Time multiplied by 0.365 (an “AuRico Exchange Option”). The exercise price per AuRico Share subject to any such AuRico Exchange Option shall be an amount (rounded up to the nearest cent) equal to the quotient obtained by dividing (1) the exercise price per Share subject to such Northgate Option immediately before the Effective Time by (2) the Exchange Ratio, provided that the exercise price otherwise determined shall be adjusted to the extent, if any, required to ensure that the AuRico Exchange Option In-The-Money Amount immediately after the exchange is equal to the Northgate Option

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In-The-Money Amount of the exchanged Northgate Option immediately before the Effective Time. If the foregoing calculation results in the total AuRico Exchange Options of any particular grant of a particular holder being exercisable for a fraction of an AuRico Share, the total number of AuRico Shares, subject to such holder’s total AuRico Exchange Options of that grant, will be rounded down to the next whole number of AuRico Shares.

Effect of Arrangement on Holders of Northgate Convertible Notes

Pursuant to the Plan of Arrangement and subject to and in accordance with the terms of the Northgate Indenture, each Northgate Convertible Note shall be convertible at any time after the Effective Time into AuRico Shares.

Procedure for Exchange of Shares

Enclosed with this Circular is a letter of transmittal (the “Letter of Transmittal”) that is being delivered to registered holders of Shares (each a “Registered Shareholder”) which sets out the details to be followed by each Registered Shareholder for delivering the share certificate(s) held by such Registered Shareholder to Computershare Investor Services Inc. (“Computershare” or the “Depositary”). In order to receive a Direct Registration System Advice (“DRS Advice”) representing AuRico Shares which the Registered Shareholder is entitled to receive on the completion of the Arrangement, Registered Shareholders must deposit with the Depositary (at the address specified on the last page of the Letter of Transmittal) the applicable validly completed and duly signed Letter of Transmittal together with the share certificate(s) representing the Registered Shareholder’s Shares and such other documents and instruments as AuRico, Northgate or the Depositary may reasonably require.

Provided that a Registered Shareholder has returned a properly completed and executed Letter of Transmittal and has presented and surrendered the share certificate(s) representing such Registered Shareholder’s Shares to the Depositary, together with such other documents and instruments as AuRico, Northgate or the Depositary may reasonably require as set forth in the Letter of Transmittal, the Depositary will cause the consideration, less any applicable tax withholdings for each Share exchanged pursuant to the Arrangement, in the form of a DRS Advice representing AuRico Shares, to be sent to such Registered Shareholder, as soon as practicable following the Effective Date.

Shares held by Registered Shareholders who do not deposit with the Depositary a properly completed and executed Letter of Transmittal or do not surrender the share certificate(s) representing such Registered Shareholder’s Shares in accordance with the Letter of Transmittal or do not otherwise comply with the requirements of the Letter of Transmittal and the instructions therein will not be entitled to receive AuRico Shares until the Registered Shareholder deposits with the Depositary a properly completed and executed Letter of Transmittal and the certificate(s) representing the Registered Shareholder’s Shares.

If the Arrangement is not completed, the Letter of Transmittal will be of no effect and the Depositary will return all deposited share certificate(s) to the Registered Shareholder as soon as possible. The Letter of Transmittal is also available on Northgate’s website at www.northgateminerals.com and on SEDAR at www.sedar.com. Additional copies of the Letter of Transmittal will also be available by contacting Northgate’s proxy solicitation agent, Kingsdale, toll free at 1-877-659-1823 or using the other contact details listed on the back page of this Circular.

Non-Registered Shareholders whose Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Shares.

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It is recommended that Shareholders complete, sign and return the Letter of Transmittal with the accompanying share certificate(s) representing their Shares to the Depositary as soon as possible.

Cancellation of Rights after Six Years

Any certificate which, immediately before the Effective Date, represented Shares and which has not been surrendered, with all other documents required by the Depositary, on or before the sixth anniversary of the Effective Date, will cease to represent any claim against or interest of any kind or nature in Northgate, AuRico, the Combined Company or the Depositary. Accordingly, persons who tender share certificates after the sixth anniversary of the Effective Date will not receive AuRico Shares, will not own any interest in Northgate, AuRico or the Combined Company and will not be paid any cash or other compensation.

Treatment of Dividends

No dividends or other distributions declared or made after the Effective Time with respect to AuRico Shares, with a record date after the Effective Time, will be paid to the holder of any unsurrendered share certificates until the holder surrenders its share certificates in exchange for AuRico Shares, or declares the certificates to be lost, stolen or destroyed and otherwise in accordance with the terms of the Plan of Arrangement. Once such certificates are surrendered, the holder will be sent, in addition to the AuRico Shares to which such holder is thereby entitled, such dividend or other distribution paid with respect to such AuRico Shares, if any, without interest and subject to withholding any applicable taxes.

Fractional Shares and Options

No fractional AuRico Shares will be issued by AuRico to any Shareholder, any holder of AuRico Exchange Options or any holder of Northgate Convertible Notes on exercise or conversion thereof, and the number of AuRico Shares issued at any time will be rounded down to the next whole number of AuRico Shares with no compensation for any fractional interest.

Lost Certificates

In the event that any certificate representing one or more outstanding Shares has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, certificates representing AuRico Shares (and a cheque for any dividends or distributions with respect thereto, if applicable) deliverable in accordance with the Plan of Arrangement and such holder’s Letter of Transmittal, provided the holder first gives a bond satisfactory to AuRico and the Depositary in such amount as AuRico and the Depositary may direct, or otherwise indemnifies AuRico and the Depositary in a manner satisfactory to AuRico and the Depositary against any claim that may be made against them with respect to the certificate alleged to have been lost, stolen or destroyed.

Procedure for Arrangement Becoming Effective

The Arrangement is proposed to be carried out pursuant to Section 288 of the BCBCA. The following procedural steps must be taken for the Arrangement to become effective:

(a)

the Arrangement Resolution, the full text of which is set forth in Appendix A-1 to this Circular, must be approved by not less than 66 2/3% of the Shareholders at the Meeting either in person or by proxy in the manner required by the Interim Order;

(b)	the AuRico Resolution must be approved by a majority of the AuRico Shareholders, either in person or by proxy, at the AuRico Meeting;

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(c)	the Arrangement must be approved by the Court pursuant to the Final Order; and

(d)	all conditions precedent to the Arrangement set forth in the Arrangement Agreement must be satisfied or waived by the appropriate party.

Dissent Rights

The Plan of Arrangement provides that the Shares of those Shareholders who validly exercise Dissent Rights, and who are ultimately entitled to be paid fair value for those securities, will be deemed to be transferred to Northgate immediately before the Effective Date. The Plan of Arrangement also provides that AuRico will pay the fair value that the Shares held by such Shareholders had immediately before the passing of the Arrangement Resolution except that AuRico may enter into an agreement with such Shareholders who exercise Dissent Rights and apply to the Court, all as contemplated under the BCBCA, in lieu of Northgate. Such Shareholders will not be entitled to any other payment or consideration, including AuRico Shares. AuRico is not obligated to complete the Arrangement and acquire control of Northgate if holders of more than 5% of the Shares validly exercise Dissent Rights. Shareholders who wish to dissent should take note that strict compliance with the Dissent Procedures is required. See “Dissenting Shareholders’ Rights” below.

Stock Exchange Listing Approval

It is a mutual condition to the completion of the Arrangement that the TSX and the New York Stock Exchange (“NYSE”) shall have conditionally approved the listing of AuRico Shares to be issued pursuant to the Arrangement or made issuable pursuant to AuRico’s share issuance commitments in accordance with the Arrangement Agreement. AuRico has applied to list the AuRico Shares to be issued or made issuable pursuant to the Arrangement on the TSX and the NYSE. Listing will be subject to AuRico fulfilling all of the listing requirements of such exchange.

The Shares will be delisted from the TSX and the NYSE Amex following the completion of the Arrangement.

Timing

If the Meeting and the AuRico Meeting are held as scheduled and are not adjourned or postponed and the other necessary conditions at that point in time are satisfied or waived, Northgate will apply for the Final Order approving the Arrangement on Tuesday, October 25, 2011. If the Final Order is obtained in a form and substance satisfactory to Northgate and AuRico, and all other conditions set forth in the Arrangement Agreement are satisfied or waived by the applicable party, Northgate and AuRico expect the Effective Date to occur on October 26, 2011.

The Effective Date may be delayed, but in any event to not later than December 31, 2011, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order or the failure to receive any required regulatory, governmental or third party consents on acceptable terms and conditions in a timely manner.

Mail Service Interruption

Notwithstanding the provisions of this Circular, Letter of Transmittal, Arrangement Agreement or Plan of Arrangement, DRS Advice and certificates representing Shares to be returned, if applicable, will not be mailed if Northgate and AuRico determine that delivery thereof by mail may be delayed.

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Persons entitled to certificates and other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited certificates representing Shares in respect of which DRS Advice is being issued were originally deposited upon application to the Depositary until such time as Northgate and AuRico have determined that delivery by mail will no longer be delayed.

Notwithstanding the foregoing section, certificates and other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery at the office of the Depositary at which the Shares were deposited.

Risk Factors Related to the Arrangement

An investment in AuRico Shares as a result of the acquisition of Northgate by AuRico is subject to certain risks. In addition to the risk factors described under the heading “Risk Factors” in the Northgate AIF relating to the business of Northgate and under the heading “Risk Factors” in the AuRico AIF relating to the business of AuRico, each of which are specifically incorporated by reference in this Circular, the following are additional and supplemental risk factors which Shareholders should carefully consider before making a decision regarding approving the Arrangement Resolution.

Northgate and AuRico may not realize the anticipated benefits of the Arrangement

Northgate and AuRico are proposing to complete the Arrangement to strengthen the position of each entity in the gold, silver and copper mining industries and to create the opportunity to realize certain benefits including, among other things, those set forth under the subheading “Reasons for the Arrangement” above. Achieving the benefits of the Arrangement depends, in part, on the ability of the combined entity to effectively capitalize on its scale, to realize the anticipated capital and operating synergies, to profitably sequence the growth prospects of its asset base and to maximize the potential of its improved growth opportunities and capital funding opportunities as a result of combining the businesses and operations of Northgate and AuRico (the “Combined Company”). A variety of factors, including those risk factors set forth in this Circular and in the documents incorporated by reference herein, may adversely affect the ability of the Combined Company to achieve the anticipated benefits of the Arrangement.

There are risks related to the integration of Northgate’s and AuRico’s existing businesses

The ability to realize the benefits of the Arrangement including, among other things, those set forth in this Circular under the subheading “Reasons for the Arrangement” above, will depend, in part, on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner. This integration will require the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities of the Combined Company following completion of the Arrangement, and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect the ability of the Combined Company to achieve the anticipated benefits of the Arrangement.

Northgate and AuRico may not satisfy all regulatory requirements or obtain the necessary approvals for completion of the Arrangement on satisfactory terms or at all

Completion of the Arrangement is subject to, among other things, the approval of the Court and the satisfaction of certain regulatory requirements and the receipt of all necessary regulatory and shareholder approvals. There can be no certainty, nor can Northgate or AuRico provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. The requirement to take certain actions or to agree to certain conditions to satisfy such requirements or obtain any such approvals may have a Material Adverse Effect on the business and affairs of the Combined Company or the trading price of the AuRico Shares after completion of the Arrangement. See “The Arrangement — Other Regulatory Conditions or Approvals” above.

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The Arrangement Agreement may be terminated in certain circumstances

Each of AuRico and Northgate has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can either party provide any assurance, that the Arrangement Agreement will not be terminated before the completion of the Arrangement.

For example, either Northgate or AuRico has the right, in certain circumstances, to terminate the Arrangement Agreement if changes occur that, individually or in the aggregate, have a Material Adverse Effect on the other party. Although a Material Adverse Effect excludes certain events that are beyond the control of the parties (such as general changes in the global economy or changes that affect the worldwide gold, silver and copper mining industries and which do not have a materially disproportionate effect on a party), there is no assurance that a change having a Material Adverse Effect on a party will not occur before the Effective Date, in which case the other party could elect to terminate the Arrangement Agreement and the Arrangement would not proceed.

Additionally, the Arrangement Agreement provides that Northgate and AuRico may each receive acquisition proposals from third parties in certain circumstances. While the Arrangement Agreement imposes certain requirements on each party in dealing with such proposals, such proposals may lead to either a Northgate Superior Proposal or an AuRico Superior Proposal, and in certain circumstances such proposal may result in the termination of the Arrangement Agreement.

Northgate may become liable to pay a Termination Payment

If the Arrangement Agreement is terminated under certain circumstances, Northgate may be required to pay AuRico a termination payment in the amount of $45 million as liquidated damages (the “Northgate Termination Payment”).

Moreover, if Northgate is required to pay the Northgate Termination Payment under the Arrangement Agreement and Northgate does not enter into or complete an alternative transaction, the financial condition of Northgate may be materially adversely affected.

The Northgate Termination Payment provided for under the Arrangement Agreement may discourage other parties from proposing a significant business transaction with Northgate

Under the Arrangement Agreement, Northgate is required to pay the Northgate Termination Payment in the event that the Arrangement is terminated in certain circumstances related to a possible alternative transaction to the Arrangement. The Northgate Termination Payment may discourage other parties from attempting to propose a significant business transaction with Northgate, even if a different transaction could provide better value than the Arrangement to the Shareholders.

The market price for the Shares may decline

If the Arrangement is not approved by the Shareholders or the AuRico Shareholders, the market price of the Shares may decline to the extent that the current market price of the Shares reflects a market assumption that the Arrangement will be completed and that the Arrangement is beneficial for Northgate. If the Arrangement is not approved by the Shareholders and the Board decides to seek another merger or business combination, there can be no assurance that Northgate will be able to find a party willing to pay an equivalent or more attractive price than the total consideration to be paid pursuant to the Arrangement.

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AuRico Shares issued under the Arrangement and upon exercise of AuRico Exchange Options and conversion of Northgate Convertible Notes following the Arrangement may have a lower market price or value than expected

Shareholders will receive a fixed number of AuRico Shares under the Arrangement, rather than AuRico Shares with a fixed market value. Recipients of AuRico Shares issuable upon exercise of AuRico Exchange Options and conversion of Northgate Convertible Notes following the Arrangement will also receive a fixed number of AuRico Shares. Because the Exchange Ratio will not be adjusted to reflect any change in the market values of the AuRico Shares, the value of AuRico Shares issued pursuant to the Arrangement and upon exercise of the AuRico Exchange Options and Northgate Convertible Notes, as the case may be, may vary significantly from the market price or value of AuRico Shares at the dates referenced in this Circular.

The issuance of AuRico Shares under the Arrangement and the issuance of AuRico Shares pursuant to AuRico’s share issuance commitments in accordance with the Arrangement Agreement and their subsequent sale may cause the market price of AuRico Shares to decline

As of September 8, 2011, 174,777,444 AuRico Shares were outstanding and an aggregate of 4,415,518 AuRico Shares were subject to outstanding options to purchase AuRico Shares. AuRico currently expects that, in connection with the Arrangement, it will issue approximately 106,723,577 AuRico Shares (calculated based on the issued and outstanding Shares as at September 8, 2011) and reserve approximately 18,434,711 AuRico Shares for issuance pursuant to AuRico’s share issuance commitments in accordance with the Arrangement Agreement including in satisfaction of the conversion obligations of the AuRico Exchange Options and Northgate Convertible Notes. The issue of these new AuRico Shares and their sale, and the sale of additional AuRico Shares that may become eligible for sale in the public market from time to time, may depress the market price for AuRico Shares.

Following completion of the Arrangement, the trading price of the AuRico Shares may be volatile

The trading price of the AuRico Shares and the Shares have been, and may continue to be, subject to and, following completion of the Arrangement, the AuRico Shares may be subject to, material fluctuations and may increase or decrease in response to a number of events and factors, including:

•	changes in the market prices of gold, silver and copper;

•	current events affecting the economic situation in Canada, Mexico, Australia and internationally;

•	trends in gold, silver and copper mining and mining in general;

•	regulatory and/or government actions;

•	changes in financial estimates and recommendations by securities analysts;

•	acquisitions and financings;

•	the economics of current and future mineral projects of Northgate, AuRico or, following completion of the Arrangement, the Combined Company;

•	quarterly variations in operating results;

•	the operating and share price performance of other companies, including those that investors may deem comparable;

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•	the issuance of additional equity securities by the Combined Company or the perception that such issuance may occur; or

•	purchases or sales of blocks of AuRico Shares.

Following completion of the Arrangement, the Combined Company may issue additional equity securities

Following completion of the Arrangement, the Combined Company may issue equity securities to finance its activities, including in order to finance acquisitions. If the Combined Company were to issue common shares, a holder of such shares may experience dilution in the Combined Company’s earnings per share. Moreover, as the Combined Company’s intention to issue additional equity securities becomes publicly known, the Combined Company’s share price may be materially adversely affected.

Interests of Officers and Directors in the Arrangement

In considering the recommendation of the Board with respect to the Arrangement, Shareholders should be aware that certain officers and directors of Northgate have interests, discussed below, which may be perceived as conflicts of interest with respect to the Arrangement. The Board is aware of these interests and considered them when making its recommendation. See also “The Arrangement — Background to and Reasons for the Arrangement”.

Share and Option Ownership

As of September 8, 2011, the directors and executive officers of Northgate and their associates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 457,886 Shares, representing approximately 0.16% of the outstanding Shares, and an aggregate of 4,565,000 Northgate Options pursuant to the 2007 Northgate Stock Option Plan.

Following completion of the Arrangement, the directors, officers and other employees of Northgate who will continue to hold office with, or be employed by, AuRico may be granted options to acquire AuRico Shares under the AuRico Stock Option Plan or other option and incentive plans adopted by AuRico from time to time.

Director and Officer Employment Arrangements and Executive Compensation

Amended Employment Agreements

Effective as of July 11, 2011, Northgate entered into employment amendment agreements with the following officers: John Fitzgerald, Matthew Howorth, Jon A. Douglas, Peter MacPhail, Christopher J. Rockingham, Luc Guimond, Eugene Lee and Andrew Cormier (together, the “Employees”). The amendment agreements’ primary change to the existing employment agreements for the above-noted officers concerns the Employees’ stock options in the event of a “Change of Control”.

The employment agreements define a “Change of Control” as the approval by the Shareholders of a merger or consolidation between Northgate and any other corporation, except where the merger or consolidation would result in voting securities outstanding immediately prior to the merger or consolidation continuing to represent at least 50% of the total voting power represented by the voting shares of Northgate or the surviving entity immediately after the merger or consolidation, or except where the Shareholders approve the liquidation or sale or disposition of all or substantially all of Northgate’s assets. In addition, a Change of Control will occur upon the acquisition by any person, directly or indirectly, of 50% or more of the securities of Northgate, except pursuant to a negotiated agreement with Northgate under which such

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securities are purchased for Northgate. A Change of Control does not include a transaction undertaken at Northgate’s election whose sole purpose is to change Northgate’s jurisdiction of incorporation, or a sale of substantially all of Northgate’s assets to another corporation, provided that the other corporation is owned directly or indirectly by the Shareholders in substantially the same proportions as immediately preceding the transaction, and provided that the successor corporation assumes the employment agreements.

The amendment agreements provide, that in the event of a Change of Control, all stock options granted to the Employees prior to the Change of Control, whether vested or unvested, will immediately have their vesting accelerated upon termination. The stock options will be exercisable for the full number of Shares granted (whether vested or unvested), and outstanding non-qualified stock options will be exercisable at any point prior to their expiration date.

In addition to the amendment agreements described above, Andrew Cormier’s employment amendment agreement further amends the Change of Control provisions set out in his July 7, 2011 employment agreement. Mr. Cormier’s amendment agreement provides that if Mr. Cormier is terminated or there is a material adverse change in Mr. Cormier’s job responsibilities or title, including a reduction in salary or benefits or a change in work location, upon a Change of Control, Mr. Cormier is entitled to: (i) payment of 12 months annual base salary in lieu of notice, which may be paid in equal installments over a 12 month period, or a lump sum at Mr. Cormier’s election; (ii) continuing benefits for 12 months, or, at Northgate’s election, a lump sum payment equal to the premiums paid by Northgate under the benefit plan; and (iii) payment to Mr. Cormier of one times his annual base salary times 6%, up to his RRSP limit, directed to Mr. Cormier’s RRSP or into another investment vehicle chosen by Mr. Cormier.

Effective as of July 11, 2011, Northgate entered into a revised employment agreement (the “Revised Agreement”) with Carl Edmunds, replacing an existing employment agreement dated May 18, 2004 (the “Existing Agreement”). Under the Revised Agreement, Mr. Edmunds continues in his position as Exploration Manager of Northgate.

Under the Revised Agreement, Mr. Edmunds’ remuneration will consist of: (i) an annual base salary of $170,000; (ii) an annual cash compensation bonus up to a maximum of 25% of Mr. Edmunds’ annual base salary; (iii) a retirement allowance of 6% of Mr. Edmunds’ annual base salary directed to an investment vehicle of Mr. Edmunds’ choice; (iv) participation in the 2007 Northgate Stock Option Plan; and (v) participation in Northgate’s employee share purchase plan by way of a payroll deduction combined with a contribution from Northgate totaling 50% of the payroll deduction. Mr. Edmunds is also entitled to four weeks of paid vacation, without entitlement to payout or carry-over of unused vacation time into the next year. In addition, Mr. Edmunds will be entitled to participate in Northgate’s benefit plans.

The Revised Agreement provides that Mr. Edmunds’ employment may be terminated at any time, without notice, for just cause (as defined in the Revised Agreement). Mr. Edmunds’ employment may be terminated at any time, without just cause, by: (i) paying Mr. Edmunds 12 months annual base salary in lieu of notice, which may be paid in a lump sum or in equal installments over a 12 month period at Mr. Edmunds’ election; (ii) continuing Mr. Edmunds’ benefits for 12 months, or, at Northgate’s election, making a lump sum payment equal to the premiums paid by Northgate in respect of Mr. Edmunds; (iii) paying Mr. Edmunds one times the average bonus paid over the preceding three years, or, if no bonus was paid, the amount of the bonus paid in the immediately preceding year; and (iv) paying one times Mr. Edmunds’ annual base salary times 6%, up to the RRSP limit, or into another investment vehicle as directed by Mr. Edmunds. Mr. Edmunds will be entitled to these payments if he resigns as a result of a material reduction in annual salary or benefits, or a material adverse change in his job responsibilities or title. In the case of termination without just cause or resignation as a result of a material reduction in salary or benefits or material adverse change in job responsibilities or title, Mr. Edmunds is entitled to outplacement services at a senior level program for six months.

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Termination Payments

The Arrangement will trigger termination entitlements to certain officers of Northgate, while other Northgate officers have either agreed to, or are expected to agree to, waive those rights in exchange for similar rights granted to them by AuRico in the event of a change of control of AuRico.

Disclosure Concerning Certain Benefits

As noted above, on a change of control, vesting will be accelerated for all unvested options granted with respect to the above noted officers.

Mr. MacPhail’s, Mr. Douglas’, and Mr. Rockingham’s employment agreements provide that if Mr. MacPhail’s, Mr. Douglas’, or Mr. Rockingham’s employment is terminated following a change of control, or if there is a material adverse change in Mr. MacPhail’s, Mr. Douglas’, or Mr. Rockingham’s job responsibilities, title, annual base salary, benefits, or a requirement that Mr. MacPhail, Mr. Douglas, or Mr. Rockingham move more than 50 miles from their current city of work, they are each entitled to: (i) 24 months annual base salary in lieu of notice, which may be paid in a lump sum or in equal installments over a 24 month period at Mr. MacPhail’s, Mr. Douglas’, or Mr. Rockingham’s election; (ii) continued benefits for 24 months, or, at Northgate’s election, a lump sum payment equal to the premiums paid by Northgate in respect of Mr. MacPhail, Mr. Douglas, or Mr. Rockingham; and (iii) a payment equal to one times Mr. MacPhail’s, Mr. Douglas’, and Mr. Rockingham’s annual base salary times 6%, up to the RRSP limit, or directed to an investment vehicle as directed by Mr. MacPhail, Mr. Douglas or Mr. Rockingham. In addition, Mr. MacPhail is entitled to an amount equal to one times the average bonus Mr. MacPhail was paid over the immediately preceding three year period, if MacPhail has less than three years service, the amount payable will be equivalent to the last full year’s bonus. Mr. Douglas will receive an amount equal to one times the average bonus Mr. Douglas was paid over the immediately preceding three year period. Mr. Rockingham will also receive an amount equal to one times the average bonus Mr. Rockingham was paid over the immediately preceding three year period, if Mr. Rockingham has less than three years service, the amount payable will be equal to the last full year’s bonus.

Mr. Howorth’s, Mr. Guimond’s, and Mr. Lee’s employment agreements provide that if Mr. Howorth, Mr. Guimond, or Mr. Lee are terminated, or if there is a material adverse change in Mr. Howorth’s, Mr. Guimond’s, or Mr. Lee’s job responsibilities, title, annual base salary, or benefits, they are each entitled to: (i) 24 months annual base salary in lieu of notice, which may be paid in a lump sum or in equal installments over a 24 month period at Mr. Howorth, Mr. Guimond, or Mr. Lee’s election; (ii) continued benefits for 24 months, or, at Northgate’s election, a lump sum payment equal to the premiums paid by Northgate in respect of Mr. Howorth, Mr. Guimond, or Mr. Lee. In addition, Mr. Howorth is entitled to an amount equal to one times the average bonus paid to Mr. Howorth over the immediately preceding three year period, or if employed for less than three years, an amount equal to the bonus Mr. Howorth was paid for the immediately preceding one year period. Mr. Lee is also entitled to an amount equal to one times the average bonus Mr. Lee was paid over the immediately preceding three year period, or if employed for less than three years, an amount equal to the bonus Mr. Lee was paid for the immediately preceding one year period. Mr. Guimond is also entitled to an amount equal to ones times the average bonus Mr. Guimond was paid over the immediately preceding three year period. In addition, Mr. Howorth and Mr. Lee are each entitled to a payment equal to two times Mr. Howorth’s and Mr. Lee’s annual base salary times 6%, up to two times the RRSP limit, or to be directed to an investment vehicle as directed by Mr. Howorth and Mr. Lee. Mr. Guimond is also entitled to a payment equal to one times Mr. Guimond’s annual base salary times 9% to be paid into the designated Australian super-annuation fund or to another investment vehicle as directed by Mr. Guimond.

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Mr. Fitzgerald, Mr. Cormier, and Mr. Edmunds’ employment agreements provide that if Mr. Fitzgerald’s, Mr. Cormier’s, or Mr. Edmunds’ employment is terminated, or if there is a material adverse change in Mr. Fitzgerald’s, Mr. Cormier’s, or Mr. Edmunds’ job responsibilities, title, annual base salary, or benefits, they are each entitled to: (i) 12 months annual base salary in lieu of notice, which may be paid in a lump sum or in equal installments over a 12 month period at Mr. Fitzgerald’s, Mr. Cormier’s, or Mr. Edmunds’ election; (ii) continued benefits for 12 months, or, at Northgate’s election, a lump sum payment equal to the premiums paid by Northgate in respect of Mr. Fitzgerald, Mr. Cormier, or Mr. Edmunds; and (iii) a payment equal to one times Mr. Fitzgerald’s, Mr. Cormier’s, or Mr. Edmunds’ annual base salary times 6%, up to the RRSP limit, or directed into an investment vehicle as directed by Mr. Fitzgerald, Mr. Cormier, or Mr. Edmunds. Mr. Fitzgerald and Mr. Edmunds are also entitled to an amount equal to one times the average bonus paid to Mr. Fitzgerald and Mr. Edmunds over the immediately preceding three years (or actual period of service if less than 3 years).

Upon completion of the Arrangement, the following employees of Northgate will be entitled to a US$400,000 transaction bonus pool to be shared amongst such individuals in such proportions as determined by the Corporate Governance Committee and the Board: Andrew Cormier, Jon Douglas, Carl Edmunds, John Fitzgerald, Matthew Howorth, Eugene Lee, Peter MacPhail and Christopher Rockingham.

Directors’ and Officers’ Insurance

Pursuant to the Arrangement Agreement, provided that those officers and directors asked to resign by AuRico have executed a mutual release with AuRico and Northgate in form and substance satisfactory to AuRico and Northgate, acting reasonably, AuRico has agreed that all rights to indemnification or exculpation in favour of the current and former directors and officers of Northgate and its subsidiaries provided in the current articles or by-laws of Northgate or any of its subsidiaries or in any agreement, and any directors’ and officers’ insurance now existing in favour of the directors or officers of Northgate and any of its subsidiaries will survive the completion of the Arrangement and will continue in full force and effect for a period of not less than six years from the Effective Time.

Board and Management Arrangements

The Arrangement Agreement provides for arrangements regarding the composition of the Combined Company Board. Those arrangements provide that the Combined Company Board shall set as a target the appointment of three nominees from the Board to the Combined Company Board. In addition, some of the current officers of Northgate will have management positions in the Combined Company upon completion of the Arrangement.

Securities Law Matters

Canada

Exemption and Resale Restrictions in Canada

The AuRico Shares to be issued to Shareholders in connection with the Arrangement will be issued in reliance on exemptions from prospectus requirements of applicable Canadian Securities Laws and under section 2.11 of National Instrument 45-106 — Prospectus and Registration Exemptions and will generally not be subject to any resale restrictions under such Canadian Securities Laws (provided that (i) the issuer of such shares is and has been a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the trade, (ii) the trade is not a control distribution, (iii) no unusual effort is made to prepare the market or to create a demand for the security that is the subject of the trade, (iv) no extraordinary commission or consideration is paid to a person or company in respect of the trade, (v) if the selling

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securityholder is an insider or officer of the issuer, the selling securityholder has no reasonable grounds to believe that the issuer is in default of securities legislation, and (vi) such trade is made in accordance with applicable dealer registration requirements or in reliance upon an exemption from such requirements). Shareholders should consult with their own financial and legal advisors with respect to any restrictions on the resale of AuRico Shares received on completion of the Arrangement.

Judicial Developments

The Plan of Arrangement will be implemented pursuant to Section 288 of the BCBCA, which provides that a corporation may apply to the Court for an order approving the arrangement proposed by such corporation. Pursuant to this section of the BCBCA, such an application will be made by Northgate for approval of the Arrangement. See “Court Approvals — Final Order”. Shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.

United States

The AuRico securities to be issued pursuant to the Plan of Arrangement to Northgate securityholders have not been and will not be registered under the U.S. Securities Act or the securities laws of any other jurisdiction. The AuRico securities to be issued pursuant to the Plan of Arrangement to Northgate securityholders will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act based upon the approval of the Plan of Arrangement by the Court. Section 3(a)(10) of the U.S. Securities Act exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court granted the Interim Order on September 20, 2011 and, subject to the approval of the Arrangement by Shareholders and AuRico Shareholders, a hearing on the Arrangement will be held on October 25, 2011 by the Court. The Final Order is required for the Arrangement to become effective, and the Court will be advised that if the terms and conditions of the Arrangement are approved by the Court pursuant to the Final Order, the AuRico securities issuable under the Arrangement will not require registration under the U.S. Securities Act pursuant to Section 3(a)(10) thereof. Therefore, if the Court approves the Plan of Arrangement, its approval will constitute the basis for the AuRico securities to be issued without registration under the U.S. Securities Act. In addition, the AuRico securities to be issued pursuant to the Plan of Arrangement will be issued only to the extent that corresponding exemptions from the registration or qualification requirements of state “blue sky” securities laws are available and, as a consequence, will not be registered under the securities laws of any state or other jurisdiction of the United States.

The AuRico securities to be issued pursuant to the Plan of Arrangement to persons who are not “affiliates” of AuRico after the Arrangement and have not been “affiliates” of AuRico in the 90-day period prior to the Arrangement will not be “restricted securities” (as such term is defined in Rule 144 under the U.S. Securities Act). As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, the issuer and may include certain officers and directors of such issuer as well as principal shareholders of such issuer. AuRico securities received by a holder who will be an “affiliate” of AuRico after the Arrangement or was an “affiliate” of AuRico within 90 days prior to the Arrangement will be subject to certain restrictions on resale imposed by the U.S. Securities Act. Such persons may not sell the AuRico securities that they receive in connection with the Arrangement in the absence of registration under the U.S. Securities Act or an exemption from registration, if available, such as the exemptions and safe harbours contained in Rule 144 under the U.S. Securities Act or Rule 904 of Regulation S of the U.S. Securities Act, as discussed below:

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Affiliates — Rule 144. In general, pursuant to Rule 144 under the U.S. Securities Act, persons who will be affiliates of AuRico after the Arrangement or were affiliates of AuRico within 90 days prior to the Arrangement will be entitled to sell, during any three-month period, a portion of the AuRico securities that they receive in connection with the Arrangement, provided that the number of such securities sold does not exceed the greater of one percent of the then outstanding securities of such class or, if such securities are listed on a United States securities exchange, the average weekly trading volume of such securities during the four-week period preceding the date of sale, subject to specified restrictions on manner of sale, notice requirements, aggregation rules and the availability of current public information about AuRico. Persons who are affiliates of AuRico after the Arrangement will continue to be subject to the resale restrictions described in this paragraph for so long as they continue to be affiliates of AuRico.

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Directors and Officers — Regulation S. In general, under Regulation S of the U.S. Securities Act, persons who are affiliates of AuRico solely by virtue of their status as an officer or director of AuRico may sell AuRico securities outside the United States in an “offshore transaction” (as such term is defined in Regulation S of the U.S. Securities Act) (which would include a sale through the TSX, if applicable) if neither the seller nor any person acting on its behalf engages in “directed selling efforts” in the United States and no selling commission, fee or other remuneration is paid in connection with such sale other than a usual and customary broker’s commission. For purposes of Regulation S of the U.S. Securities Act, “directed selling efforts” means “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered” in the sale transaction. Certain additional restrictions are applicable to a holder of AuRico securities who is an affiliate of AuRico after the Arrangement other than by virtue of his or her status as a director or officer of AuRico

The AuRico Shares issuable pursuant to the AuRico Exchange Options and the Northgate Convertible Notes have not been registered under the U.S. Securities Act and will not be freely tradeable in the United States under U.S. federal securities laws. As promptly as practicable after the Effective Time, AuRico has agreed to prepare and file with the SEC a registration statement to register the issuance of the AuRico Shares issuable upon exercise of the AuRico Exchange Options and to use commercially reasonable efforts to maintain the effectiveness of such registration statement until the later of the date on which all of the AuRico Exchange Options have (i) been exercised and (ii) expired.

Prior to the Effective Time, AuRico has agreed to prepare and file with the SEC and cause to become effective a registration statement to register the issuance of the AuRico Shares issuable upon conversion of the Northgate Convertible Notes and to use commercially reasonable efforts to maintain the effectiveness of such registration statement until the later of the date on which all of the Northgate Convertible Notes have (i) been converted, (ii) been redeemed or repurchased and (iii) matured.

The foregoing discussion is only a general overview of certain requirements of U.S. Securities Laws applicable to the securities received upon completion of the Arrangement. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable U.S. Securities Laws.

Intentions of Directors and Officers

Each of the directors and executive officers of Northgate (the “Northgate Locked-Up Shareholders”), who collectively beneficially own, directly or indirectly, or exercise control or direction over,

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in the aggregate, 457,886 Shares representing approximately 0.16% of the Shares, on a fully diluted basis, outstanding as of the close of business on September 8, 2011, have entered into the Northgate Voting Agreement with AuRico pursuant to which each such director and officer has agreed, among other things, to vote his or her Shares in favour of the Arrangement Resolution.

Effect on Northgate if Arrangement is Not Completed

If the Arrangement Resolution is not approved by the Shareholders or the AuRico Resolution is not approved by the AuRico Shareholders, or if the Arrangement is not completed for any other reason, Northgate will remain a public company, and the Shares will continue to be listed and traded on the TSX and the NYSE Amex. In addition, if the Arrangement is not completed it is expected that management of Northgate will operate Northgate in a manner similar to that in which it is currently being operated and that Shareholders will continue to be subject to the same risks and opportunities to which they are currently subject.

If the Arrangement is not completed, any deposited Shares will be returned to the depositing Shareholder at Northgate’s expense by first class insured mail in the name of and to the address specified by the Shareholder in their Letter of Transmittal or, if such name and address is not so specified, in such name and to such address as shown on the register maintained by Computershare, Northgate’s transfer agent.

Arrangement Expenses

The estimated costs to be incurred by Northgate with respect to the Arrangement and related matters including, without limitation, financial advisory, proxy solicitation, accounting and legal fees, the costs of preparation, printing and mailing of this Circular and other related documents and agreements, and stock exchange and regulatory filing fees, are expected to aggregate approximately $11.5 million.

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SUMMARY OF MATERIAL AGREEMENTS

Arrangement Agreement

This section of the Circular describes the material provisions of the Arrangement Agreement but does not purport to be complete and may not contain all of the information about the Arrangement Agreement that is important to a particular Shareholder. This summary is qualified in its entirety by reference to the Arrangement Agreement, a copy of which is available on SEDAR at www.sedar.com. Northgate encourages Shareholders to read the Arrangement Agreement in its entirety.

Board of Directors/Officers

Northgate and AuRico have agreed to establish a selection committee to determine the composition of the Combined Company Board at the Effective Time (the “Selection Committee”). The Selection Committee will consist of Colin K. Benner (Chairman of the current AuRico Board), Richard Hall (member of the Corporate Governance and Compensation Committee of the Board) and a representative from Korn/Ferry International. The Selection Committee will review, with the assistance of Korn/Ferry International, the appropriate matrix of skills for the Combined Company Board. Colin K. Benner will interview the AuRico Board’s current eight directors (being those directors who are not members of the Selection Committee) and Richard Hall will interview the Board’s current seven directors (being those directors who are not members of the Selection Committee) in order to select a total of nine directors for the new board of directors of AuRico. The Combined Company Board shall set as a target the appointment of three directors from the Board to the Combined Company Board.

There will be a four month integration period following the Effective Time. Upon completion of the integration period, the Combined Company Board will, in its sole discretion, select individuals for various AuRico management positions as required. Change of control payments payable to Northgate employees shall be paid pursuant to the terms of their employment agreements.

Representations and Warranties

The Arrangement Agreement contains a number of customary and mutual representations and warranties of AuRico and Northgate relating to: (i) organization; (ii) capitalization; (iii) authority; (iv) directors’ approvals; (v) subsidiaries; (vi) defaults under any material contracts or organizational documents; (vii) company authorizations; (viii) absence of changes; (ix) material contracts; (x) employment agreements; (xi) financial matters; (xii) books and records; (xiii) litigation; (xiv) interest in properties and mineral rights; (xv) mineral reserves and resources; (xvi) marketing of production; (xvii) off balance sheet transactions; (xviii) title and rights to assets other than properties or mineral rights; (xix) intellectual property; (xx) operational matters; (xxi) insurance; (xxii) environmental; (xxiii) tax matters; (xxiv) non-arm’s length transactions; (xxv) pension and employee benefits; (xxvi) reporting status; (xxvii) cease trade orders; (xxviii) securities law filings; (xxix) compliance with Sarbanes-Oxley Act of 2002; (xxx) compliance with laws; (xxxi) options on assets; (xxxii) absence of certain types of contracts; (xxxiii) broker’s commissions; (xxxiv) expropriation; (xxxv) compliance with corrupt practices legislation; (xxxvi) unanimous board approval; (xxxvii) required shareholder vote; and (xxxviii) information contained or incorporated by reference into respective circulars.

The Arrangement Agreement also contains additional representations and warranties of AuRico relating to: (i) AuRico’s Canadian status for purposes of the Investment Canada Act (Canada); and (ii) U.S. securities law matters.

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The Arrangement Agreement also contains additional representations and warranties of Northgate relating to: (i) termination of the Primero Agreement; (ii) aboriginal affairs; (iii) the Northgate Rights Plan; (iv) U.S. securities law matters; and (v) the Kemess Mine.

Covenants Regarding the Conduct of Business

Each of Northgate and AuRico have agreed to conduct their business only in, and not take any action except in, the ordinary course of business and consistent with past practice. They have also agreed to certain restrictions regarding the conduct of their business, subject to certain exceptions. Such restrictions include: (i) issuing, selling, granting, pledging, leasing, disposing of or encumbering securities (including those of subsidiaries), subject to certain exceptions; (ii) other than pursuant to obligations or rights under existing contracts, agreements and commitments, selling, leasing, encumbering or otherwise disposing of any property or assets (including property or assets of subsidiaries) except where to do so would not have a Material Adverse Effect; (iii) amending or proposing to amend articles, by-laws or other constating documents, or the terms of any securities; (iv) reducing stated capital, or splitting, combining or reclassifying securities (including those of subsidiaries) or paying any dividend or other distribution payable in cash, securities, property or otherwise with respect to the shares or the shares of subsidiaries; (v) redeeming, purchasing or offering to purchase any of their shares (or shares of subsidiaries) and, other than pursuant to stock option plans, any other security or rights under existing contracts, agreements or commitments; (vi) adopting resolutions or entering into any agreement providing for the amalgamation, merger, consolidation, reorganization, liquidation, dissolution or any other extraordinary transaction, or adopting any plan of liquidation; (vii) acquiring (directly or through a subsidiary) any corporation, partnership (or other entity or material interest therein) or division of any corporation or other entity; (viii) satisfying or settling any claim, dispute, liability or obligation that is not in the ordinary course of business except such as have been included in their respective financial statements and which are, individually or in the aggregate, in an amount in excess of $2,000,000 (in the case of AuRico) or $1,000,000 (in the case of Northgate); (ix) relinquishing any contractual rights that are, individually or in the aggregate, in an amount in excess of $2,000,000 (in the case of AuRico) or $1,000,000 (in the case of Northgate); (x) entering into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary and regular course of business and not for speculative purposes; (xi) entering into or renewing leases, licenses or other binding obligations with certain itemized restrictions; (x) except as provided in their respective budgets, entering into or renewing any agreement, contract, lease, licence or other binding obligation that is not terminable within 30 days of the Effective Date without payment that involves or would reasonably be expected to involve aggregate payments over the term of the contract in excess of $2,000,000 (in the case of AuRico) or $1,000,000 (in the case of Northgate); (xi) acquiring any material assets; (xii) incurring indebtedness for borrowed money or any other material Liability or obligation or issuing any debt securities or assuming, guarantying, endorsing or otherwise as an accommodation becoming responsible for, the obligations of any other individual or entity, or making any loans or advances, except inter-company guarantees and inter-company loans and advances; (xiii) authorizing, recommending or proposing any release or relinquishment of any material contractual right; (xiv) waiving, releasing, granting or transferring any material rights of value or modifying or changing in any material respect any existing material Authorization, lease, contract, agreement, government land concession or other material rights, claims or document; (xv) entering into or terminating any hedges, swaps or other similar financial instruments or transactions, except for the settlement of existing contracts; (xvi) entering into any financial agreements with its directors or officers or their respective affiliates; (xvii) initiating any material discussion, negotiations or filings with any Governmental Entity regarding any matter (including with respect to the Arrangement or the transactions contemplated under the Arrangement Agreement or regarding the status of their material real property or mineral rights) without the prior written consent of the other party; (xviii) entering into new material commitments of a capital expenditure nature or incurring any new material contingent liabilities, subject to certain exceptions; (xix) creating any new obligations or liabilities or modifying or in any manner amending any existing obligations and liabilities to pay any amount, including loan amounts, to its or their officers, directors, employees and

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consultants, other than for salary, bonuses under its or their existing bonus arrangements and directors’ fees in the ordinary course; (xx) adopting or amending or making any contribution to their respective benefit plans or stock option plans or any other bonus, profit sharing, option, deferred compensation, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with Laws or with respect to existing provisions of any such plans, programs, arrangements or agreements; (xxi) taking actions or failing to take any action that could reasonably be expected to be prejudicial to the other party’s interest following the completion of the Arrangement; (xxii) except as required by GAAP, IFRS, or any other generally accepted accounting principle to which they or their subsidiaries may be subject, or any applicable Laws, making any changes to their or their subsidiaries’ existing accounting policies or making any material tax election inconsistent with past practice, other than as contemplated by the Arrangement Agreement; (xxiii) other than in the ordinary course of business, entering into or modifying employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase or certain other benefits to any officer, director, employee or consultant (including those of subsidiaries); and (xxiv) cancelling insurance.

Indemnification

Provided that those officers and directors of Northgate who are asked to resign by AuRico have executed a mutual release with AuRico and Northgate, in form and substance satisfactory to AuRico and Northgate, acting reasonably, AuRico has agreed that all rights to indemnification or exculpation and any existing directors’ and officers’ insurance in favour of the current and former directors or officers of Northgate and its subsidiaries as provided in the articles or by-laws of Northgate or any of its subsidiaries, or in any agreement, will survive the completion of the Arrangement and will continue in effect for at least six years from the Effective Date.

Mutual Conditions

The following are the mutual conditions to completing the Arrangement contemplated by the Arrangement Agreement:

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the Interim Order shall have been granted in form and substance satisfactory to the parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the parties, acting reasonably, on appeal or otherwise;

•	the Northgate Shareholder Approval shall have been obtained;

•	the approval of the AuRico Shareholders with respect to the AuRico Resolution shall have been obtained;

•

the Court will have determined that the issuance of the AuRico Shares and AuRico Exchange Options to the Shareholders and holders of Northgate Options, respectively, pursuant to the Arrangement is fair to Shareholders and holders of Northgate Options prior to issuing the Final Order and the Final Order shall state that the Arrangement is approved as being fair to Shareholders and holders of Northgate Options and will otherwise have been granted in form and substance satisfactory to the parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise;

•

there shall not be in force any Laws, ruling, order or decree, and there shall not have been any action taken under any Laws or by any Governmental Entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits

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the consummation of the Arrangement in accordance with the terms of the Arrangement Agreement or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement that has, or could reasonably be expected to have, a Material Adverse Effect on Northgate or AuRico;

•

(A) the TSX and NYSE shall have conditionally approved the listing thereon, subject to official notice of issuance, of the AuRico Shares to be issued pursuant to the Arrangement, the AuRico Shares which will be issuable pursuant to Northgate Options and the AuRico Convertible Note Shares and (B) the TSX shall have, if required, accepted notice for filing of all transactions of Northgate and AuRico contemplated in the Arrangement Agreement or necessary to complete the Arrangement, subject only to compliance with the usual requirements of the TSX;

•	Competition Act Approval shall have been obtained;

•

(A) all consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any Governmental Entity, in connection with, or required to permit, the completion of the Arrangement including, without limitation, the Laws of any jurisdiction which AuRico and Northgate reasonably determine to be applicable, and (B) all third Person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements, the failure of which to obtain or the non-expiry of which would, or could reasonably be expected to have, a Material Adverse Effect on Northgate or AuRico or materially impede the completion of the Arrangement, shall have been obtained or received on terms that are reasonably satisfactory to each party;

•

the distribution of the AuRico Shares in Canada pursuant to the Arrangement and the distribution of the AuRico Shares and AuRico Convertible Note Shares upon exercise of the Northgate Options and Northgate Convertible Notes is exempt from, or otherwise not subject to, registration and prospectus requirements of applicable Canadian securities Laws and, except with respect to Persons deemed to be “control persons” or the equivalent under applicable securities Laws, the AuRico Shares and AuRico Convertible Note Shares to be distributed in Canada pursuant to the Arrangement and pursuant to the exercise of the Northgate Options and Northgate Convertible Notes are not subject to any resale restrictions under applicable Canadian Securities Laws;

•

the AuRico Shares and AuRico Exchange Options to be issued pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof and, subject to any changes in U.S. securities Laws subsequent to the date hereof, the resale of the AuRico Shares and AuRico Exchange Options to be issued pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act, except that the AuRico Shares and AuRico Exchange Options held by Persons who are “affiliates” (as defined in Rule 144 under the U.S. Securities Act) of AuRico after the Arrangement or who have been affiliates of AuRico within 90 days of the date of completion of the Arrangement may be resold by them only in compliance with the resale provisions of Rule 144 under the U.S. Securities Act or as otherwise permitted under the U.S. Securities Act; and

•	the Arrangement Agreement shall not have been terminated.

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Northgate Conditions

The obligations of Northgate to complete the transactions contemplated by the Arrangement Agreement are also subject to the following conditions:

•

the representations and warranties made by AuRico in the Arrangement Agreement that (i) are qualified by materiality or “Material Adverse Change” or “Material Adverse Effect” shall be true and correct as of the Effective Date as if made on and as of such date, and (ii) all other representations and warranties made by AuRico in the Arrangement Agreement that are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date;

•

from the date of the Arrangement Agreement to the Effective Date, there shall not have occurred, and AuRico or any of AuRico’s subsidiaries shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect on AuRico;

•

AuRico shall have complied in all material respects with its covenants in accordance with the Arrangement Agreement, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of AuRico or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and AuRico shall have provided to Northgate a certificate of two officers thereof, certifying compliance with such covenants on the Effective Date; and

•

the AuRico Locked-Up Shareholders (as defined below) shall have entered into the AuRico Voting Agreement, and the AuRico Locked-Up Shareholders shall not have breached, in any material respect, any of the representations, warranties and covenants thereof.

AuRico Conditions

The obligations of AuRico to complete the transactions contemplated by the Arrangement Agreement are also subject to the following conditions:

•

the representations and warranties made by Northgate in the Arrangement Agreement that (i) are qualified by materiality or “Material Adverse Change” or “Material Adverse Effect” shall be true and correct as of the Effective Date as if made on and as of such date, and (ii) all other representations and warranties made by Northgate in the Arrangement Agreement that are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date;

•

from the date of the Arrangement Agreement to the Effective Date, there shall not have occurred, and Northgate or any of Northgate’s subsidiaries shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect on Northgate;

•

Northgate shall have complied in all material respects with its covenants in accordance with the Arrangement Agreement, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be

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expected to result in a Material Adverse Change in respect of Northgate or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and Northgate shall have provided to AuRico a certificate of two officers thereof, certifying compliance with such covenants on the Effective Date;

•

Shareholders holding no more than 5% of the outstanding Shares having validly exercised Dissent Rights (and not withdrawn such exercise) and AuRico shall have received a certificate dated the day immediately preceding the Effective Date of two officers of Northgate to such effect;

•

the Northgate Locked-Up Shareholders shall have entered into the Northgate Voting Agreement, respectively, and the Northgate Locked-Up Shareholders shall not have breached, in any material respect, any of the representations, warranties and covenants thereof; and

•	no Flip-In Event or Separation Time (as such terms are defined in the Northgate Rights Plan) shall have occurred.

Notice and Cure Provisions

Each party to the Arrangement Agreement is required to give prompt notice to the other of the occurrence, or failure to occur, at any time from the date of the Arrangement Agreement until the Effective Date, of any event or state of facts which occurrence or failure would, would be likely to or could: (i) cause any of the representations or warranties of such party contained in the Arrangement Agreement to be untrue or inaccurate in any respect on the date of the Arrangement Agreement or on the Effective Date; (ii) result in the failure of such party to comply with or satisfy any covenant or agreement to be complied with or satisfied by such party prior to the Effective Date; or (iii) result in the failure of such party to satisfy any of the conditions precedent contained in the Arrangement Agreement in favor of the other party to the Arrangement Agreement.

Either party may elect not to complete the transactions contemplated by the Arrangement Agreement by virtue of the conditions of the Arrangement Agreement not being satisfied or waived or exercise any termination right arising therefrom; provided, however, that: (i) promptly and in any event prior to the Effective Date, such party has delivered a written notice to the other party specifying in reasonable detail the breaches of covenants or untruthfulness or inaccuracy of representations and warranties or other matters that the party delivering such notice is asserting as the basis for the exercise of the termination right, and (ii) if any such notice is delivered, and a party is proceeding diligently, at its own expense, to cure such matter, the party that has delivered such notice may not terminate the Arrangement Agreement until the earlier of December 31, 2011 and the expiration of a period of 15 days from the date of delivery of such notice. If such notice has been delivered before the date of the AuRico Meeting or the Meeting, the AuRico Meeting or the Meeting, as applicable, will be adjourned or postponed until the expiry of such period.

Covenants Regarding Non-Solicitation

Each of Northgate and AuRico will not, directly or indirectly, through any officer, director, employee, representative, advisor or agent or any of their subsidiaries, or otherwise:

•

make, solicit, initiate, facilitate, entertain, encourage or promote (including by way of furnishing information, knowingly permitting any visit to their or their subsidiaries’ facilities or properties or entering into any form of agreement, arrangement or understanding) any inquiries, proposals or offers regarding, constituting or that may reasonably be expected to lead to an Acquisition Proposal or potential Acquisition Proposal;

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•

participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any Person any information or otherwise co-operate with, respond to, assist or participate in, any effort or attempt to make any Acquisition Proposal or potential Acquisition Proposal; provided that, for greater certainty, either party may advise any Person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the Board or the AuRico Board, as the case may be, has so determined;

•

remain neutral with respect to, or agree to, approve or recommend, or propose publicly to remain neutral with respect to, agree to, approve or recommend any Acquisition Proposal or potential Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until 15 calendar days following formal commencement of such Acquisition Proposal will not be considered a violation of this prohibition);

•	make, or propose publicly to make a Change in Northgate Recommendation or a Change in AuRico Recommendation, as applicable;

•	accept, enter into, or propose publicly to accept or enter into, any letter of intent, agreement, understanding or arrangement related to any Acquisition Proposal or potential Acquisition Proposal; or

•

make any public announcement or take any other action inconsistent with, or that could reasonably be likely to be regarded as detracting from, the recommendation of the Board or the AuRico Board, as the case may be, to approve the transactions contemplated in the Arrangement Agreement.

Notwithstanding the above, Northgate or AuRico may, prior to the approval of the Arrangement by the Shareholders or the AuRico Shareholders, as applicable, consider or negotiate any unsolicited Acquisition Proposal that may constitute a Superior Proposal, and the Board or the AuRico Board, as applicable, may make a Change in Northgate Recommendation or a Change in AuRico Recommendation in respect of a Superior Proposal, or approve or recommend to the Shareholders or the AuRico Shareholders, as applicable, or enter into an agreement, understanding or arrangement in respect of a Superior Proposal if the Superior Proposal did not result from a breach of the Arrangement Agreement by such party and if the Board or the AuRico Board, as applicable, determines in good faith after consulting with outside counsel (which may include written opinions or advice) that failure to take such action would be inconsistent with the fiduciary duties of such directors under applicable Laws.

Each of Northgate and AuRico will notify the other party, at first orally and then, as soon as possible thereafter, in writing, promptly and, in any event, within 24 hours of the receipt by any director or officer of any Acquisition Proposal, or any amendment thereto, or any request for non-public information relating to it or any of its subsidiaries in connection with any potential Acquisition Proposal or for access to its properties, books or records or the properties, books and records of any of its subsidiaries by any Person that informs such party or any of such party’s subsidiaries that it is considering making, or has made, an Acquisition Proposal. Such written notice shall include the identity of the Person(s) making such proposal and all material terms and conditions of the Acquisition Proposal and provide such other details of the Acquisition Proposal, inquiry or contact as the other party may reasonably request.

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Each of Northgate and AuRico, and each of the Board and the AuRico Board will not accept, approve, recommend or enter into any agreement in respect of an Acquisition Proposal (other than a confidentiality agreement that complies with the non-solicitation provisions of the Arrangement Agreement) on the basis that it could, if consummated in accordance with its terms, reasonably be expected to result in a Superior Proposal, or would constitute a Superior Proposal, unless:

•	the Meeting or the AuRico Meeting, as applicable, has not occurred;

•	Northgate or AuRico, as applicable, has complied with the non-solicitation provisions in the Arrangement Agreement;

•

such Superior Proposal does not provide for the payment of any break, termination or other fees or expenses to the third party which made the Superior Proposal in the event that Northgate and AuRico complete the Arrangement or any other similar transaction agreed prior to any termination of the Arrangement Agreement;

•	it has provided the other party with the required information about such Acquisition Proposal that the Board or AuRico Board, as applicable, have determined would be a Superior Proposal;

•

five Business Days will have elapsed from the later of the date the other party received notice of the determination of the Board or the AuRico Board, as applicable, to accept, approve, recommend or enter into an agreement, arrangement or understanding in respect of such Superior Proposal and the date the other party received written notice of an Acquisition Proposal; and

•	the Arrangement Agreement is terminated and the applicable termination payment has been paid to the other party.

During the five Business Day period referred to above, either Northgate or AuRico, as applicable, will have the opportunity, but not the obligation, to propose in writing to amend the terms of the Arrangement Agreement and the Arrangement. The Board or the AuRico Board, as applicable, will review any proposal to amend the terms of the Arrangement Agreement and the Arrangement in order to determine in good faith whether the proposed amendment would result in the Acquisition Proposal not being a Superior Proposal. If the Board or the AuRico Board, as applicable, so determines, Northgate and AuRico will enter into an amended agreement reflecting the amended proposal and the Board or the AuRico Board, as applicable, will promptly reaffirm its recommendation of the Arrangement as amended.

The Board or the AuRico Board, as applicable, will promptly reaffirm its unanimous recommendation of the Arrangement by press release after: (i) it determines any Acquisition Proposal is not a Superior Proposal; or (ii) it determines that a proposed amendment to the terms of the Arrangement would result in the Acquisition Proposal which has been publicly announced or made not being a Superior Proposal, and the terms of the Arrangement have been so amended.

Termination

The Arrangement Agreement may be terminated at any time prior to the Effective Date by the mutual written consent of the parties.

Either party may terminate the Arrangement Agreement prior to the Effective Date if:

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•	any of the mutual conditions are not satisfied or waived;

•	the Meeting shall have been held and completed and the Northgate Shareholder Approval shall not have been obtained;

•	the AuRico Meeting shall have been held and completed and the AuRico Resolution shall not have been approved by the AuRico Shareholders; or

•	the Arrangement shall not have been completed by December 31, 2011, provided however:

•

if the Arrangement has not been completed by such date because the Meeting has not been held due to the fault of Northgate (the parties acknowledging that Northgate is not at fault in the event that the Meeting has not been held due to an order of a Governmental Entity), then Northgate shall not be entitled to terminate this Agreement; and

•

if the Arrangement has not been completed by such date because the AuRico Meeting has not been held due to the fault of AuRico (the parties acknowledging that AuRico is not at fault in the event that the AuRico Meeting has not been held due to an order of a Governmental Entity), then AuRico shall not be entitled to terminate this Agreement.

Northgate may terminate the Arrangement Agreement prior to the Effective Date if:

•	any of the conditions for its benefit are not satisfied or waived;

•

an Acquisition Proposal has been made or proposed and the AuRico Board: (i) shall have made a Change in AuRico Recommendation, or (ii) except as permitted under the Arrangement Agreement, shall have failed, after being requested by Northgate in writing, to reaffirm its approval of the Arrangement and the transactions contemplated therein as promptly as possible (but in any event within five Business Days) after receipt of such written request from Northgate, or (iii) shall have accepted, approved, recommended or entered into an agreement (other than a confidentiality agreement that complies with the non-solicitation provisions the Arrangement Agreement) in respect of any Acquisition Proposal;

•

AuRico shall have failed to hold the AuRico Meeting by November 15, 2011, unless such failure results from an adjournment or postponement of such meeting due to its obligation to adjourn or postpone the meeting in the circumstances described in the non-solicitation provisions of the Arrangement Agreement;

•	the AuRico Board shall have made a Change in AuRico Recommendation; or

•

Northgate proposes to enter into a definitive agreement with respect to a Northgate Superior Proposal in compliance with the non-solicitation provisions of the Arrangement Agreement, provided that Northgate has paid the Northgate Termination Payment to AuRico.

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AuRico may terminate the Arrangement Agreement prior to the Effective Date if:

•	any of the conditions for its benefit are not satisfied or waived;

•

an Acquisition Proposal has been made or proposed and the Board: (i) shall have made a Change in Northgate Recommendation, or (ii) except as permitted under the Arrangement Agreement, shall have failed, after being requested by AuRico in writing, to reaffirm its approval or recommendation of the Arrangement and the transactions contemplated therein as promptly as possible (but in any event within five Business Days) after receipt of such written request from AuRico, or (iii) shall have accepted, approved, recommended or entered into an agreement (other than a confidentiality agreement that complies with the non-solicitation provisions of the Arrangement Agreement) in respect of any Acquisition Proposal;

•

Northgate shall have failed to hold the Meeting by November 15, 2011, unless such failure results from an adjournment or postponement of such meeting due to its obligation to adjourn or postpone the meeting in the circumstances described in the non-solicitation provisions of the Arrangement Agreement;

•	the Board shall have made a Change in Northgate Recommendation; or

•

AuRico proposes to enter into a definitive agreement with respect to an AuRico Superior Proposal in compliance with the non-solicitation provisions of the Arrangement Agreement, provided that AuRico has paid the AuRico Termination Payment to Northgate.

Termination Payments

Northgate will be obligated to pay the Northgate Termination Payment ($45,000,000) to AuRico in the event that:

•

the Arrangement Agreement is terminated by AuRico because an Acquisition Proposal has been made or proposed and the Board: (i) shall have made a Change in Northgate Recommendation (but not in circumstances where the Change in Northgate Recommendation resulted from the occurrence of a Material Adverse Effect of AuRico), or (ii) except as permitted under the Arrangement Agreement, shall have failed, after being requested by AuRico in writing, to reaffirm its approval or recommendation of the Arrangement and the transactions contemplated therein as promptly as possible (but in any event within five Business Days) after receipt of such written request from AuRico, or (iii) shall have accepted, approved, recommended or entered into an agreement (other than a confidentiality agreement that complies with the non-solicitation provisions of the Arrangement Agreement) in respect of any Acquisition Proposal;

•

the Arrangement Agreement is terminated by AuRico because the Board shall have made a Change in Northgate Recommendation (but not in circumstances where the Change in Northgate Recommendation resulted from the occurrence of a Material Adverse Effect of AuRico);

•	the Arrangement Agreement is terminated by AuRico as a result of a condition for its benefit having not been satisfied or waived due to Northgate having breached its non-solicitation obligations;

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•

the Arrangement Agreement is terminated by AuRico because Northgate shall have failed to hold the Meeting by November 15, 2011, through the fault (whether by commission or omission unless such commission or omission is ordered by the Court) of Northgate failing to submit the Arrangement for approval to the Shareholders, in accordance with the terms of the Arrangement Agreement, on or before November 15, 2011 (unless such failure results from an adjournment or postponement of the Meeting for not more than five Business Days due to its obligation to adjourn such meeting in accordance with the non-solicitation provisions of the Arrangement Agreement), or failing to solicit proxies in accordance with the terms of the Arrangement Agreement;

•

the Arrangement Agreement is terminated by either AuRico or Northgate as a result of (i) the Northgate Shareholder Approval having not been obtained or (ii) the Arrangement shall not have been completed by December 31, 2011, where Northgate was in compliance with the terms of the Arrangement Agreement at the time of such termination and an Acquisition Proposal shall have been made to Northgate and made known to Shareholders generally or shall have been made directly to Shareholders generally or any Person will have publicly announced an intention to make an Acquisition Proposal in respect of Northgate (a “Pending Northgate Acquisition Proposal”) and such Pending Northgate Acquisition Proposal or announced intention will not have been publicly withdrawn prior to the Meeting and, thereafter, the Shareholders do not approve the Arrangement at the Meeting, and Northgate completes an Acquisition Proposal with the party who made such Pending Northgate Acquisition Proposal within 12 months following the termination of the Arrangement Agreement; or

•	the Arrangement Agreement is terminated by Northgate so Northgate can enter into a definitive agreement with respect to a Superior Proposal.

AuRico will be obligated to pay the AuRico Termination Payment ($28,000,000) to Northgate in the event that:

•

the Arrangement Agreement is terminated by Northgate because an Acquisition Proposal has been made or proposed and the AuRico Board: (i) shall have made a Change in AuRico Recommendation (but not in circumstances where the Change in AuRico Recommendation resulted from the occurrence of a Material Adverse Effect of Northgate), or (ii) except as permitted under the Arrangement Agreement, shall have failed, after being requested by Northgate in writing, to reaffirm its approval or recommendation of the Arrangement and the transactions contemplated therein as promptly as possible (but in any event within five Business Days) after receipt of such written request from Northgate, or (iii) shall have accepted, approved, recommended or entered into an agreement (other than a confidentiality agreement that complies with the non-solicitation provisions of the Arrangement Agreement) in respect of any Acquisition Proposal;

•

the Arrangement Agreement is terminated by Northgate because the AuRico Board shall have made a Change in AuRico Recommendation (but not in circumstances where the Change in AuRico Recommendation resulted from the occurrence of a Material Adverse Effect of Northgate);

•

the Arrangement Agreement is terminated by Northgate as a result of a condition for its benefit having not been satisfied or waived due to AuRico having intentionally breached its non-solicitation obligations where Northgate was in compliance with the terms of the Arrangement Agreement at the time of such termination;

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•

the Arrangement Agreement is terminated by Northgate because AuRico shall have failed to hold the AuRico Meeting by November 15, 2011, through the fault (whether by commission or omission unless such commission or omission is ordered by the Court) of AuRico failing to submit the Arrangement for approval to the AuRico Shareholders, in accordance with the terms of the Arrangement Agreement, on or before November 15, 2011 (unless such failure results from an adjournment or postponement of the AuRico Meeting for not more than five Business Days due to its obligation to adjourn such meeting in accordance with the non-solicitation provisions of the Arrangement Agreement), or failing to solicit proxies in accordance with the terms of the Arrangement Agreement;

•

the Arrangement Agreement is terminated by either AuRico or Northgate as a result of (i) the approval of the AuRico Resolution by AuRico Shareholders having not been obtained or (ii) the Arrangement shall not have been completed by December 31, 2011, where AuRico was in compliance with the terms of the Arrangement Agreement at the time of such termination and an Acquisition Proposal shall have been made to AuRico and made known to AuRico Shareholders generally or shall have been made directly to AuRico Shareholders generally or any Person will have publicly announced an intention to make an Acquisition Proposal in respect of AuRico (a “Pending AuRico Acquisition Proposal”) and such Pending AuRico Acquisition Proposal or announced intention will not have been publicly withdrawn prior to the AuRico Meeting and, thereafter, the AuRico Shareholders do not approve the Arrangement at the AuRico Meeting, and AuRico completes an Acquisition Proposal with the party who made such Pending AuRico Acquisition Proposal within 12 months following the termination of the Arrangement Agreement; or

•	the Arrangement Agreement is terminated by AuRico so AuRico can enter into a definitive agreement with respect to a Superior Proposal.

Reimbursement of Expenses

Northgate will be obligated to pay a fee of $3,000,000 to AuRico as reimbursement for the costs and expenses incurred by AuRico with respect to the Arrangement if:

•	either Northgate or AuRico terminates the Arrangement Agreement due to Northgate’s failure to obtain the Northgate Shareholder Approval; or

•

AuRico terminates the Arrangement Agreement as a result of Northgate’s failure to hold the Meeting by November 15, 2011, unless such failure results from an adjournment or postponement of such meeting due to its obligations to adjourn or postpone the meeting in circumstances described in the non-solicitation provisions of the Arrangement Agreement.

AuRico will be obligated to pay a fee of $17,500,000 to Northgate as reimbursement for the costs and expenses incurred by Northgate with respect to the Arrangement if:

•	either Northgate or AuRico terminates the Arrangement Agreement due to AuRico’s failure to obtain AuRico Shareholder Approval; or

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•

Northgate terminates the Arrangement Agreement as a result of AuRico’s failure to hold the AuRico Meeting by November 15, 2011, unless such failure results from an adjournment or postponement of such meeting due to its obligations to adjourn or postpone the meeting in circumstances described in the non-solicitation provisions of the Arrangement Agreement.

Voting Agreements

This section of the Circular describes the material provisions of the Voting Agreements but does not purport to be complete and may not contain all of the information about the Voting Agreements that is important to a particular Shareholder. This summary is qualified in its entirety by reference to the Voting Agreements, copies of which are available on SEDAR at www.sedar.com. Northgate encourages Shareholders to read the Voting Agreements in their entirety.

Northgate Voting Agreement

The Northgate Locked-Up Shareholders have entered into the Northgate Voting Agreement with AuRico pursuant to which they have agreed to complete and deliver forms of proxy in respect of all securities of Northgate owned by them in support of the Arrangement Resolution, and to not withdraw the forms of proxy or revoke the terms therein, provided that the Northgate Locked-Up Shareholders will not be required to comply with such obligations in the event that the Board authorizes Northgate, in accordance with the terms of the Arrangement Agreement, to enter into a binding written agreement relating to a Superior Proposal and Northgate terminates the Arrangement Agreement.

In addition, the Northgate Locked-Up Shareholders have agreed that they will, until the earlier of (i) the Effective Date and (ii) the termination of the Northgate Voting Agreement:

(a)	not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor), agent or affiliate (collectively, the “Representatives”), (i) solicit, initiate, facilitate or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries, proposals or offers regarding an Acquisition Proposal, (ii) participate in any substantive discussions or negotiations with any Person (other than AuRico or any of its affiliates) relating to an Acquisition Proposal, (iii) approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal, or (iv) accept or enter into or publicly propose to accept or enter into, any agreement, understanding or arrangement or other contract in respect of an Acquisition Proposal;

(b)	immediately cease and cause its Representatives to cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons with respect to any Acquisition Proposal;

(c)	promptly notify AuRico after it or its Representatives receives or becomes aware of: (i) any inquiry, approach, contact or proposal that constitutes, relates to or may reasonably be expected to lead to an Acquisition Proposal, and the identity of the Person or Persons making the Acquisition Proposal; or (ii) any request by any Person for (A) non-public information relating to Northgate or its affiliates, (B) a shareholder list of Northgate, or (C) access to the properties, officers, directors or books and records of Northgate or any affiliate;

(d)	not option, sell, transfer, tender, deposit, pledge, encumber, grant a security interest in, or option over, hypothecate or otherwise dispose of or convey any securities of Northgate, or any right or interest therein (legal or equitable), to any Person or group or agree to do any of the foregoing;

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(e)	not grant or agree to grant any proxy or other right to vote any securities of Northgate, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approval of any kind as to securities of Northgate;

(f)	not take any other action of any kind which would reasonably be expected to delay or interfere with the successful completion of the Arrangement and the other transactions contemplated by the Arrangement Agreement and the Northgate Voting Agreement;

(g)	not vote or cause to be voted any securities of Northgate in respect of any proposed action by Northgate or its shareholders or affiliates or any other Person in a manner which would reasonably be expected to prevent or delay the successful completion of the Arrangement or the other transactions contemplated by the Arrangement Agreement and the Northgate Voting Agreement;

(h)	use all commercially reasonable efforts, at the specific written request and sole cost of AuRico, in its capacity as a holder of securities of Northgate, to assist Northgate and AuRico to successfully complete the Arrangement and the other transactions contemplated by the Arrangement Agreement and the Northgate Voting Agreement;

(i)	irrevocably waive to the fullest extent permitted by law any and all rights to dissent with respect to the Arrangement Resolution or any other resolution relating to the approval of the Arrangement and not exercise any such right with respect to any such resolution;

(j)	in the event that any transaction other than the Arrangement is presented for approval of, or acceptance by, the Shareholders, not, directly or indirectly, vote in favour of, accept, assist or otherwise further the successful completion of such transaction or purport to tender or deposit into any such transaction any of the securities of Northgate;

(k)	not purchase or acquire or enter into any agreement or right to purchase or acquire any additional Shares or other securities of Northgate from and including the date hereof until the termination of the Northgate Voting Agreement other than pursuant to Northgate’s 2005 Employee Share Purchase Plan; and

(l)	take all such steps as are necessary or advisable to ensure that, at the Effective Time, its securities of Northgate will be held with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands of any nature or kind whatsoever, and will not be subject to any shareholders’ agreements, voting trust or similar agreements or any option, right or privilege (whether by law, pre-emptive or contractual) capable of becoming a shareholders’ agreement, voting trust or other agreement affecting such securities of Northgate or the ability of any holder thereof to exercise all ownership rights thereto, including the voting of any such securities of Northgate.

Nothing contained in the Northgate Voting Agreement will restrict, limit or prohibit the Northgate Locked-Up Shareholders from taking any action (in his capacity as a director or officer) permitted under the non-solicitation provisions of the Arrangement Agreement.

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Unless extended by mutual agreement of the Northgate Locked-Up Shareholder and AuRico, the Northgate Voting Agreement will automatically terminate on the earlier of (i) the Effective Date, and (ii) the date the Arrangement Agreement is terminated in accordance with its terms.

AuRico, when not in material default in the performance of its obligations under the Northgate Voting Agreement, may terminate the Northgate Voting Agreement if:

•

any of the representations and warranties of the Northgate Locked-Up Shareholder regarding (i) ownership of securities; (ii) agreements with respect to securities; (iii) voting; and (iv) no other securities, shall not be true and correct in all respects;

•	any of the other representations and warranties of the Northgate Locked-Up Shareholder shall not be true and correct in all material respects; or

•	the Northgate Locked-Up Shareholder shall not have complied with its covenants to AuRico contained in the Northgate Voting Agreement in all material respects.

The Northgate Locked-Up Shareholder, when not in material default in the performance of its obligations under the Northgate Voting Agreement, may terminate the Northgate Voting Agreement if:

•	any of the representations and warranties of AuRico shall not be true and correct in all material respects; or

•	AuRico shall not have complied with its covenants to the Northgate Locked-Up Shareholder in all material respects.

As at August 28, 2011, the Northgate Locked-Up Shareholders as a group held 457,886 Shares and 4,565,000 Northgate Options representing approximately 0.16% and 65.08% of the issued and outstanding Shares and Northgate Options, respectively, and approximately 0.16% of the aggregate number of votes attributable to issued and outstanding Shares, on such date.

AuRico Voting Agreement

Each of the directors and senior officers of AuRico (the “AuRico Locked-Up Shareholders”) have entered into the AuRico Voting Agreement with Northgate pursuant to which they have agreed to complete and deliver forms of proxy in respect of all securities of AuRico owned by them in support of the AuRico Resolution and to not withdraw the forms of proxy or revoke the terms therein, provided that the AuRico Locked-Up Shareholders will not be required to comply with such obligations in the event that the AuRico Board authorizes AuRico, in accordance with the terms of the Arrangement Agreement, to enter into a binding written agreement relating to a Superior Proposal and AuRico terminates the Arrangement Agreement.

In addition, the AuRico Locked-Up Shareholders have agreed that they will, until the earlier of (i) the Effective Date and (ii) the termination of the AuRico Voting Agreement:

(a)	not, directly or indirectly, through any Representative, (i) solicit, initiate, facilitate or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries, proposals or offers regarding an Acquisition Proposal, (ii) participate in any substantive discussions or negotiations with any Person (other than Northgate or any of its affiliates) relating to an Acquisition Proposal, (iii) approve, accept, endorse or recommend, or propose publicly to

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accept, approve, endorse or recommend, any Acquisition Proposal, or (iv) accept or enter into or publicly propose to accept or enter into, any agreement, understanding or arrangement or other contract in respect of an Acquisition Proposal;

(b)	immediately cease and cause its Representatives to cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons with respect to any Acquisition Proposal;

(c)	promptly notify Northgate after it or its Representatives receives or becomes aware of: (i) any inquiry, approach, contact or proposal that constitutes, relates to or may reasonably be executed to lead to an Acquisition Proposal, and the identity of the Person or Persons making the Acquisition Proposal; or (ii) any request by any Person for (A) non-public information relating to AuRico or its affiliates, (B) a shareholder list of AuRico, or (C) access to the properties, officers, directors or books and records of AuRico or any affiliate;

(d)	not grant or agree to grant any proxy or other right to vote any securities of AuRico, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approval of any kind as to securities of AuRico;

(e)	not vote or cause to be voted any securities of AuRico in respect of any proposed action by AuRico or its shareholders or affiliates or any other Person in a manner which would reasonably be expected to prevent or delay the vote on the AuRico Resolution; and

(f)	in the event that any transaction other than the Arrangement is presented for approval of, or acceptance by, the AuRico Shareholders, not, directly or indirectly, vote in favour of, accept, assist or otherwise further the successful completion of such transaction or purport to tender or deposit into any such transaction any of the securities of AuRico.

Nothing contained in the AuRico Voting Agreement will restrict, limit or prohibit the AuRico Locked-Up Shareholders from taking any action (in his capacity as a director or officer) permitted under the non-solicitation provisions of the Arrangement Agreement.

Unless extended by mutual agreement of the AuRico Locked-Up Shareholder and Northgate, the AuRico Voting Agreement will automatically terminate on the earlier of (i) the Effective Date, and (ii) the date the Arrangement Agreement is terminated in accordance with its terms.

Northgate, when not in material default in the performance of its obligations under the AuRico Voting Agreement, may terminate the AuRico Voting Agreement if:

•

any of the representations and warranties of the AuRico Locked-Up Shareholder regarding (i) ownership of securities; (ii) agreements with respect to securities; (iii) voting; and (iv) no other securities, shall not be true and correct in all respects;

•	any of the other representations and warranties of the AuRico Locked-Up Shareholder shall not be true and correct in all material respects; or

•	the AuRico Locked-Up Shareholder shall not have complied with its covenants to Northgate contained in the AuRico Voting Agreement in all material respects.

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The AuRico Locked-Up Shareholder, when not in material default in the performance of its obligations under the AuRico Voting Agreement, may terminate the AuRico Voting Agreement if:

•	any of the representations and warranties of Northgate shall not be true and correct in all material respects; or

•	Northgate shall not have complied with its covenants to the AuRico Locked-Up Shareholder in all material respects.

As at August 28, 2011, the AuRico Locked-Up Shareholders as a group held 658,602 AuRico Shares and 2,049,043 options to purchase AuRico Shares (“AuRico Options”) representing approximately 0.38% and 46.20% of the issued and outstanding AuRico Shares and AuRico Options, respectively, and approximately 0.38% of the aggregate number of votes attributable to issued and outstanding AuRico Shares, on such date.

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INFORMATION CONCERNING AURICO

The information concerning AuRico contained in this Circular has been provided by AuRico. Although Northgate has no knowledge that would indicate that any of such information is untrue or incomplete, Northgate does not assume any responsibility for the accuracy or completeness of such information or the failure by AuRico to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Northgate.

Overview

AuRico is a mid-tier gold and silver producer engaged in the mining, development, exploration and acquisition of resource properties in North America.

On April 8, 2011, AuRico completed its acquisition of Capital Gold Corporation (“Capital Gold”), which now operates as a subsidiary of AuRico. The acquisition of Capital Gold significantly increased AuRico’s gold production and almost doubled its gold reserves. AuRico is now operating three 100% owned, fully built mines in Mexico.

AuRico owns three operating mining properties (the Ocampo mine in Chihuahua State, Mexico; the El Chanate mine in Sonora State, Mexico; and the El Cubo mine in Guanajuato State, Mexico) and two advanced exploration properties (the Guadalupe y Calvo property in Chihuahua State, Mexico and the Orion property in Nayarit State, Mexico). AuRico has also executed a number of purchase option agreements, including one to acquire the Mezquite Project in Zacatecas State, Mexico. AuRico has also executed four purchase option agreements, one with Mexicana de Cananea S.A. de C.V., one with Pedro Murillo M., with respect to the Venus Project, north of the Ocampo mine in Chihuahua State, Mexico, a purchase option agreement with Valdez Gold Inc. with respect to the Los Jarros Project in Chihuahua State, Mexico and a purchase option agreement with Aurion Resources Limited to enter into a joint venture with respect to the La Bandera gold project in Durango State, Mexico.

AuRico’s strategy is to increase shareholder value through increases in precious metal reserves, production and long-term cash flow and earnings per share. AuRico’s strategy also consists of optimizing the performance and, therefore, the value of existing operations, investing in quality exploration and development projects and acquiring new potentially accretive properties and projects.

Following completion of the Arrangement, AuRico will continue to be a corporation existing under the Business Corporations Act (Ontario) (“OBCA”) and the former Shareholders will become AuRico Shareholders. Following the Effective Date, Northgate will be a wholly-owned subsidiary of AuRico.

AuRico’s current head and registered office is located at 320 Bay Street, Suite 1520, Toronto, Ontario M5H 4A6. Upon completion of the Arrangement, the business and operations of AuRico and Northgate will be consolidated and the principal executive office of the Combined Company will remain at 320 Bay Street, Suite 1520, Toronto, Ontario M5H 4A6.

AuRico is a reporting issuer in all of the provinces and territories of Canada. The AuRico Shares are listed on the TSX and the NYSE under the symbol “AUQ”.

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The following chart shows the corporate relationship between AuRico and Northgate following the completion of the Arrangement:

Directors of the Combined Company

Following the Effective Date, it is anticipated that the Combined Company Board will be comprised of nine directors to be selected by the Selection Committee. The Selection Committee will consist of Colin K. Benner (Chairman of the current AuRico Board), Richard Hall (member of the Corporate Governance and Compensation Committee of the Board) and a representative from Korn/Ferry International. The Selection Committee will review, with the assistance of Korn/Ferry International, the appropriate matrix of skills for the Combined Company Board. Colin K. Benner will interview the AuRico Board’s current eight directors (being those directors who are not members of the Selection Committee) and Richard Hall will interview the Board’s current seven directors (being those directors who are not members of the Selection Committee) in order to select a total of nine directors for the new board of directors of AuRico. The Combined Company Board shall set as a target the appointment of three directors from the Board to the Combined Company Board. The Chairman of the Combined Company Board will be Colin K. Benner.

Description of Share Capital

The share capital of AuRico will remain unchanged as a result of the completion of the Arrangement, other than for the issuance of AuRico Shares to be issued upon exchange of the Shares and the issuance of any AuRico Shares upon exercise of AuRico Exchange Options and the obligations under the Northgate Convertible Notes, each as contemplated in the Plan of Arrangement.

AuRico is authorized to issue an unlimited number of AuRico Shares. As at September 8, 2011, there were 174,777,444 AuRico Shares issued and outstanding. There are no limitations contained in the articles or by-laws of AuRico on the ability of a Person who is not a Canadian resident to hold AuRico Shares or exercise the voting rights associated with AuRico Shares. A summary of the rights of the AuRico Shares is set forth below.

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Pursuant to the Arrangement (and assuming all holders of Northgate Options exercise their Northgate Options prior to the Effective Time), AuRico would be obligated to issue approximately 109,957,404 AuRico Shares. In addition, AuRico could be obligated to issue an additional 15,200,884 AuRico Shares upon the conversion, from time to time, of the Northgate Convertible Notes in accordance with their terms.

Immediately following completion of the Arrangement (and assuming all holders of Northgate Options exercise their Northgate Options prior to the Effective Time), AuRico Shareholders immediately prior to the Effective Time will hold approximately 62% of the AuRico Shares issued and outstanding on a fully diluted basis (excluding any AuRico Convertible Note Shares issuable upon the conversion of the Northgate Convertible Notes), while Shareholders immediately prior to the Effective Time will hold approximately 38% of the AuRico Shares issued and outstanding on a fully diluted basis (excluding any AuRico Convertible Note Shares issuable upon the conversion of the Northgate Convertible Notes).

Dividends

AuRico Shareholders are entitled to receive dividends when, as and if declared by the AuRico Board out of funds legally available therefor. The OBCA provides that a corporation may not declare or pay a dividend if there are reasonable grounds for believing that the corporation is or would, after the payment of the dividend, be unable to pay its liabilities as they fall due or the realizable value of its assets would thereby be less than the aggregate of its liabilities and stated capital of all classes of shares of its capital.

Liquidation

In the event of the dissolution, liquidation, or winding-up of AuRico, or any other distribution of AuRico’s assets among its shareholders for the purpose of winding up its affairs, AuRico Shareholders are entitled to share rateably in any assets remaining after the satisfaction in full of the prior rights of creditors, in the remaining property of AuRico.

Voting

AuRico Shareholders are entitled to one vote for each AuRico Share held on all matters voted on by AuRico Shareholders, including the election of directors.

Preferred Shares

AuRico is not authorized to issue preferred shares and, currently, there are no preferred shares of AuRico issued and outstanding.

Shareholdings and Principal Shareholders Upon Completion of the Arrangement

Immediately following completion of the Arrangement (and assuming all holders of Northgate Options exercise their Northgate Options prior to the Effective Time), AuRico Shareholders immediately prior to the Effective Time will hold approximately 62% of the AuRico Shares issued and outstanding on a fully diluted basis (excluding any AuRico Convertible Note Shares issuable upon the conversion of the Northgate Convertible Notes), while Shareholders immediately prior to the Effective Time will hold approximately 38% of the AuRico Shares issued and outstanding on a fully diluted basis (excluding any AuRico Convertible Note Shares issuable upon the conversion of the Northgate Convertible Notes).

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Other than as set out immediately below, to the knowledge of the directors and executive officers of AuRico and Northgate, as of the date hereof, it is not anticipated that any securityholder of record will own or beneficially own, directly or indirectly, or exercise control or direction over voting securities carrying more than 10% of the voting rights attached to the AuRico Shares following completion of the Arrangement.

As of September 8, 2011, Van Eck Associates Corp. owns 34,434,555 Shares, or 11.78%, of the Shares and 18,300,000, or 10.47%, of the AuRico Shares. Immediately following the completion of the Arrangement, to the knowledge of the directors and executive officers of AuRico and Northgate (based solely upon a review of public filings made) and assuming that its current holdings as at September 8, 2011 in AuRico and Northgate remain unchanged and it does not exercise any Dissent Rights with respect to the Shares it currently holds, Van Eck Associates Corp. will hold approximately 30,868,612 AuRico Shares, representing approximately 10.96% of the issued and outstanding AuRico Shares.

Material Properties

The material properties of AuRico as of August 16, 2011 were as follows:

Property	Location	Property Ownership
Ocampo Mine	Chihuahua State, Mexico	100% owned.
El Chanate Mine	Sonora State, Mexico	100% owned.
El Cubo Mine	Guanajuato State, Mexico	100% owned.
Guadalupe y Calvo Project	Chihuahua State, Mexico	100% owned.
Venus Project	Chihuahua State, Mexico	Option to purchase 100% interest over five mineral concessions.
Los Jarros Project	Chihuahua State, Mexico	Option to purchase a 100% interest.
Mezquite Project	Zacatecas State, Mexico	Option to purchase a 100% interest.
La Bandera Project	Durango, Mexico	Option to earn up to a 70% interest.
Orion Project	Nayarit State, Mexico	100% ownership subject to outstanding payments totaling less than US$1 million by December 2012.
Saric Project	Sonora State, Mexico	Two concessions are owned (100%) with an option to acquire a 100% interest in twelve additional concessions.
Fraile Norte	San Luis Potosi State, Mexico	50% ownership interest through a Joint Venture.

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Price Range and Trading Volumes of AuRico Shares

The AuRico Shares are listed and posted for trading on the TSX and the NYSE under the symbol “AUQ”. The following table sets forth the price ranges and volume traded of AuRico Shares as reported by the TSX and the NYSE for the periods indicated.

	TSX			NYSE
Shares	High ($)	Low ($)	Volume	High (US$)	Low (US$)	Volume
2011
September (1 to 16)	12.68	10.30	20,572,791	12.78	10.51	6,427,606
August	14.00	10.88	24,937,216	14.16	11.11	11,810,611
July	12.93	10.31	11,202,480	13.60	10.60	5,586,617
June	10.70	8.71	13,075,325	11.04	8.90	7,002,400
May	10.33	8.33	15,384,292	10.88	8.61	7,895,106
April	10.63	9.35	25,211,820	11.20	9.68	9,056,496
March	10.18	7.99	14,370,768	10.50	8.08	8,317,137
February	9.48	7.53	12,642,802	9.60	7.54	5,123,760
January	8.30	7.05	9,198,402	8.40	7.06	5,649,339
2010
December	8.32	6.72	13,954,578	8.30	6.59	8,073,344
November	7.20	6.30	13,479,359	7.20	6.15	8,993,721
October	7.52	6.75	16,278,739	7.48	6.58	6,582,989
September	7.80	6.80	9,918,823	7.59	6.59	6,776,179

On August 26, 2011, the last trading day on which the AuRico Shares traded prior to the announcement of the Arrangement, the closing price of the AuRico Shares on the TSX was C$13.72 and the closing price of the AuRico Shares on the NYSE was US$13.92. On September 16, 2011, the closing price of the AuRico Shares on the TSX was $10.89 and the closing price of the AuRico Shares on the NYSE was US$11.07. As of August 26, 2011, the implied value of the Arrangement was C$5.01 per Share, representing a premium of approximately 60.2%, based on the preceding 20-day volume-weighted average price of the Shares traded on the TSX and the August 26, 2011 closing price of the AuRico Shares traded on the TSX.

Prior Sales

Except pursuant to the exercise of outstanding AuRico options and other AuRico convertible securities, there have been no prior sales of securities of AuRico for the 12-month period prior to the date of this Circular.

Consolidated Capitalization

The following table sets forth AuRico’s consolidated capitalization as at June 30, 2011, adjusted to give effect to any material changes in the share capital of AuRico since June 30, 2011, the date of AuRico’s most recent unaudited consolidated interim financial statements to September 8, 2011, and further adjusted to give effect to the Arrangement (and assuming that all Northgate Options are exercised prior to the Effective Date). The table should be read in conjunction with the unaudited consolidated interim financial statements of AuRico as at and for the six months ended June 30, 2011 including the notes thereto, and management’s discussion and analysis thereof and the other financial information contained in or incorporated by reference in this Circular.

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	As at June 30, 2011	As at June 30, 2011 After Giving Effect to Material Changes in Share Capital to September 8, 2011, and the Arrangement
AuRico Shares (Authorized — Unlimited)	172,841,426	284,734,848
AuRico Options	4,652,122	4,415,518
AuRico warrants	2,250,000	2,250,000
AuRico deferred share units	207,411	216,244

Recent Developments

The El Chanate project (the “El Chanate Project”) was acquired by AuRico pursuant to its acquisition of Capital Gold which was completed on April 8, 2011. For additional information relating to the El Chanate Project, see Appendix I — “Additional Information Concerning the El Chanate Property”.

AuRico Documents Incorporated by Reference and Further Information

The following documents of AuRico are specifically incorporated by reference into, and form an integral part of, this Circular:

•	the AuRico AIF;

•

the audited annual financial statements of AuRico, including the notes thereon, and together with the auditor’s report, as at December 31, 2010 and 2009 and for each of the fiscal years ended December 31, 2010 and 2009;

•	management’s discussion and analysis of the financial condition and results of operations for the fiscal year ended December 31, 2010;

•	the unaudited interim financial statements of AuRico, including the notes thereon as at June 30, 2011 for the six-month period ended June 30, 2011;

•	management’s discussion and analysis of the financial condition and results of operations for the six-month period ended June 30, 2011;

•	the management information circular dated May 9, 2011 prepared in connection with the annual and special meeting of AuRico Shareholders held on June 9, 2011;

•	material change report dated January 9, 2011 regarding the preliminary results from the Ocampo mine for the fourth quarter and 2010;

•

material change report dated February 22, 2011 announcing that the SEC declared effective AuRico’s Registration Statement on Form F-4 regarding the previously announced proposed merger with Capital Gold;

•	material change report dated February 22, 2011 providing an update on labour negotiations at the El Cubo mine located in Guanajuato State, Mexico;

•	material change report dated February 23, 2011 announcing the new El Cubo collective agreement and return to work;

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•	material change report dated February 28, 2011 reporting proven and probable reserves and measured and indicated resources as a result of 2010 exploration;

•	material change report dated March 7, 2011 reporting numerous new drill intercepts at the Guadalupe y Calvo project in southern Chihuahua State, Mexico;

•	material change report dated March 15, 2011 announcing that AuRico made a firm and final offer to Capital Gold of 0.5209 AuRico Shares and US$1.09 in cash for each share of Capital Gold;

•	material change report dated March 23, 2011 reporting financial results from the fourth quarter and year-ended December 31, 2010;

•	material change report dated April 6, 2011 reporting high-grade discovery at La Balleza Vein in the north-central portion of the Venus property;

•	material change report dated April 8, 2011 announcing the completion of the acquisition of Capital Gold;

•	material change report dated April 11, 2011 announcing record operating cash flow and net free cash flow at Ocampo during the first quarter of 2011;

•	material change report dated May 5, 2011 announcing significant drill results at Ocampo;

•	material change report dated May 12, 2011 reporting first quarter financial results, including record operating cash flow and net free cash flow at Ocampo;

•	material change report dated May 16, 2011 announcing AuRico’s proposed name change from “Gammon Gold Inc.” to “AuRico Gold Inc.”, subject to shareholder approval;

•	material change report dated June 13, 2011 announcing that AuRico received shareholder approval for its corporate name change;

•	material change report dated July 12, 2011 reporting increased production profile, record operating cash flow and record net free cash for the second quarter of 2011;

•	material change report dated July 21, 2011 announcing a positive revision to AuRico’s consolidated operation outlook for 2011 and a status update on progress at the El Chanate and El Cubo mines;

•	material change report dated August 11, 2011 reporting financial results for the second quarter ended June 30, 2011;

•	material change report dated August 29, 2011 announcing that AuRico entered into the Arrangement Agreement to acquire Northgate;

•	business acquisition report dated June 22, 2011 regarding AuRico’s acquisition of all of the outstanding securities of Capital Gold; and

•	the technical report entitled “NI 43-101 Capital Gold Corporation; El Chanate Gold Mine; Sonora, Mexico” dated November 27, 2009 prepared for Capital Gold by SRK Consulting (U.S.), Inc.

All documents of the type referred to above (excluding confidential material change reports) and any business acquisition reports subsequently filed by AuRico with any securities commission or similar regulatory authority in Canada on or after the date of this Circular and prior to the completion of the Arrangement in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement shall be deemed to be incorporated by reference into this Circular.

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Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein, or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying statement or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Circular.

Information has been incorporated by reference in this Circular from documents filed with the securities regulatory authority in each of the provinces of Canada. Copies of the documents incorporated by reference in this Circular regarding AuRico may be obtained on request without charge from the Corporate Secretary, AuRico Gold Inc., 320 Bay Street, Suite 1520, Toronto, Ontario, Canada M5H 4A6. Copies of documents incorporated by reference or forming part of the permanent information record may be obtained by accessing the website of the Canadian securities regulatory authorities located at www.sedar.com and the SEC website located at www.sec.gov.

Information contained in or otherwise accessed through AuRico’s website, www.auricogold.com, or any other website does not form part of this Circular.

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INFORMATION CONCERNING NORTHGATE

History and Development

Northgate was originally incorporated under the Ontario Companies Act by letters patent dated January 7, 1919 under the name Kirkland-Hudson Bay Gold Mines Limited. Northgate was continued under the BCBCA effective January 31, 2003. The principal office of Northgate is located at Suite 1601, 110 Yonge Street, Toronto, Ontario, Canada, M5C 1T4. Northgate’s registered office is located at 815 Hornby Street, Suite 406, Vancouver, British Columbia, V6Z 2E6.

General Description of the Business

Northgate is in the business of mining and exploring for gold and copper, with a focus on opportunities in politically stable regions of the world. Northgate is a proven mid-tier gold and copper producer with operations, development projects and exploration properties in Canada, Australia and the United States. Northgate’s principal assets are Young-Davidson, an advanced stage mining project located near the town of Kirkland Lake, Ontario; Fosterville, an underground mine in Australia; Stawell, an open pit and underground mine in Australia; and the Kemess underground project in Northern British Columbia.

For further information regarding Northgate, the development of its business and its business activities, see the Northgate AIF which is incorporated by reference in this Circular.

Description of Share Capital

The authorized capital of the Northgate is 100,000,000,000,000 shares of each of the following classes: Shares, Class A preferred shares and Class B preferred shares, all without par value. As at September 8, 2011, 292,393,362 Shares, and no Class A preferred shares or Class B preferred shares, were issued and outstanding.

Market for Securities

The Shares are listed and posted for trading on the TSX under the symbol “NGX” and the NYSE Amex under the symbol “NXG”. The following table sets forth the price ranges and volume traded of Shares as reported by the TSX and NYSE Amex for the periods indicated.

	TSX			NYSE Amex
Shares	High ($)	Low ($)	Volume	High (US$)	Low (US$)	Volume
2011
September (1 to 16)	4.34	3.60	44,059,874	4.37	3.66	6,772,873
August	4.32	2.89	77,308,303	4.42	2.97	7,656,978
July	3.29	2.54	46,015,982	3.48	2.55	7,495,164
June	2.90	2.43	5,878,601	2.97	2.47	5,568,240
May	2.94	2.58	8,178,170	3.00	2.67	3,668,073
April	2.86	2.51	9,417,952	3.02	2.63	4,615,395
March	2.87	2.50	8,715,175	2.95	2.60	6,999,099
February	3.01	2.54	13,502,215	3.04	2.55	8,022,188
January	3.13	2.42	18,790,663	3.24	2.41	10,710,030
2010
December	3.25	3.00	10,584,699	3.26	2.96	6,815,341

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	TSX			NYSE Amex
Shares	High ($)	Low ($)	Volume	High (US$)	Low (US$)	Volume
November	3.20	2.77	15,256,331	3.18	2.74	6,333,992
October	3.18	2.76	12,038,366	3.09	2.69	5,849,285
September	3.62	3.04	16,987,032	3.52	2.93	8,500,136

On August 26, 2011, the last trading day on which the Shares traded prior to announcement of the Arrangement, the closing price of the Shares on the TSX was C$3.10 and the closing price of the Shares on the NYSE Amex was US$3.15. On September 16, 2011, the closing price of the Shares on the TSX was $3.77 and the closing price of the Shares on the NYSE Amex was US$3.75.

Securities Authorized for Issuance under Northgate’s Equity Compensation Plans

The following table sets forth certain information relating to Northgate’s equity compensation plan as at December 31, 2010.

Plan Category	Number of Shares to be Issued Upon Exercise of Outstanding Northgate Options(1)	Weighted- Average Exercise Price of Outstanding Northgate Options	Number of Securities Remaining for Future Issuance Under Equity Compensation Plans(2)
Equity compensation plans approved by Shareholders	7,342,200	$2.78	4,288,350
Equity compensation plans not approved by Shareholders	—	—	—
Total:	7,342,200	$2.78	4,288,350

(1)	Represents the number of Shares reserved for issuance upon exercise of outstanding Northgate Options.
(2)	Based on the maximum number of Shares reserved for issuance upon exercise of Northgate Options under the 2007 Northgate Stock Option Plan, representing 1.47% of the number of Shares issued and outstanding as at December 31, 2010.

Additional Information Concerning Northgate and Documents Incorporated by Reference

Information in respect of Northgate has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Vice President, General Counsel and Corporate Secretary of Northgate at Suite 1601, 110 Yonge Street, Toronto, Ontario, Canada, M5C 1T4 or by telephone at (416) 216-2784. Copies of documents incorporated by reference or forming part of the permanent information record may be obtained by accessing the website of the Canadian securities regulatory authorities located at www.sedar.com.

The following documents, which Northgate has filed with securities commissions or similar regulatory authorities in Canada, are specifically incorporated by reference and form an integral part of this Circular:

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a)	the audited comparative consolidated financial statements of Northgate and the notes thereto for the financial years ended December 31, 2010 and 2009, together with the report of the auditors thereon;

b)	management’s discussion and analysis of financial condition and results of operations of Northgate for the audited comparative consolidated financial statements for the years ended December 31, 2010 and 2009;

c)	the Northgate AIF;

d)	the management information circular of Northgate dated March 31, 2011 prepared in connection with Northgate’s annual meeting of Shareholders held on May 10, 2011;

e)	the unaudited comparative interim consolidated financial statements of Northgate and the notes thereto for the three and six month periods ended June 30, 2011;

f)	management’s discussion and analysis of financial condition and results of operations of Northgate for the three and six month periods ended June 30, 2011;

g)	the material change report dated July 21, 2011 relating to the proposed acquisition of Primero;

h)	the technical report entitled “Preliminary Economic Assessment of the Kemess Underground Project, British Columbia, Canada” dated July 22, 2011 prepared by AMC Mining Consultants Canada Pty Ltd (in accordance with the requirements of NI 43-101, of the Canadian Securities Administrators (Carl Edmunds, PGeo; Mike Thomas, HND (Mining) MAusIMM (CP); and Ken Major PEng (BC)); and

i)	the material change report dated September 6, 2011 in respect of the Arrangement and the termination of the proposed acquisition of Primero.

Any documents of the type required by National Instrument 44-101 — Short Form Prospectus Distributions to be incorporated by reference into an information circular, including any annual information form, annual financial statements and the auditors’ report thereon, interim financial statements, management’s discussion and analysis of financial conditions and results of operations, material change report (except a confidential material change report), business acquisition report and information circular, filed by Northgate with the securities commissions or similar authorities in Canada subsequent to the date of this Circular and prior to the Effective Date are deemed to be incorporated by reference in this Circular. Shareholders should refer to these documents for important information concerning Northgate.

Any statement contained in this Circular or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Circular to the extent that a statement contained in this Circular or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this Circular modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Circular.

Information contained or otherwise accessed through Northgate’s website, www.northgateminerals.com, or any website, other than those documents specifically incorporated by reference herein and filed on SEDAR at www.sedar.com, does not form part of this Circular.

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DISSENTING SHAREHOLDERS’ RIGHTS

Shareholders (except the Northgate Locked-Up Shareholders) may dissent from the Arrangement Resolution, thus requiring AuRico to acquire the Shares held by such Shareholder for the fair value thereof, determined as of the close of business on the day before the Arrangement Resolution is adopted. In order to do so, Shareholders are required to follow the dissent procedures set out in Division 8, Part 2 of the BCBCA, as set forth in Appendix H, with modifications to such provisions as provided in the Plan of Arrangement and the Interim Order (the “Dissent Procedures”).

The Dissent Procedures provides that a Shareholder may only make a claim with respect to all the shares of a class held by him, her or it on behalf of any one beneficial owner and registered in that Shareholder’s name. One consequence of this provision is that Shareholders may only exercise the right to dissent under the Dissent Procedures in respect of Shares that are registered in their name. Shareholders who wish to dissent should take note that strict compliance with the Dissent Procedures is required.

Holders of Shares who are beneficial Shareholders who wish to exercise rights of dissent (“Dissent Rights”) must do so through their broker, custodian, nominee or intermediary (through the delivery of the Notice of Dissent (as defined below)). A Shareholder is not entitled to exercise Dissent Rights if the Shareholder votes any Shares in favour of the Arrangement Resolution.

The Plan of Arrangement provides that the Shares (the “Dissenting Shares”) of Shareholders who validly exercise Dissent Rights and who are ultimately entitled to be paid fair value for those securities will be deemed to be transferred to AuRico as of the Effective Time and that AuRico will pay the fair value that the Dissenting Shares had immediately before the passing of the Arrangement Resolution. AuRico is not obligated to complete the Arrangement and acquire control of Northgate if holders of more than 5% of the Shares exercise Dissent Rights.

On the Effective Date, AuRico will set aside a number of AuRico Shares which are attributable under the Arrangement to all Shares for which Dissent Rights have been exercised. Any Dissenting Shareholder who ultimately is not entitled to be paid the fair value of his, her or its Dissenting Shares in accordance with the Plan of Arrangement will be deemed to have participated in the Arrangement on the same basis as non-Dissenting Shareholders. AuRico will distribute to such Shareholder the AuRico Shares that the Shareholder is entitled to receive pursuant to the Arrangement. In no case, however, will Northgate, AuRico or any other person be required to recognize such persons as holding Shares at or after the Effective Time.

A brief summary of the Dissent Procedures is set out below.

This summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of the Shares held and is qualified in its entirety by reference to Sections 237 to 247 of the BCBCA, as modified by the Interim Order as provided for in the Plan of Arrangement. A copy of the Interim Order is reproduced in Appendix C to this Circular. Sections 237 to 247 of the BCBCA are reproduced as Appendix H to this Circular. The Dissent Procedures must be strictly adhered to and any failure by a Shareholder to do so may result in the loss of that holder’s Dissent Rights. Accordingly, each Shareholder who wishes to exercise Dissent Rights should carefully consider and comply with the Dissent Procedures and consult such holder’s legal advisors.

Written notice of dissent (“Notice of Dissent”) from the Arrangement Resolution must be sent to Northgate by a Dissenting Shareholder no later than 5:00 p.m. (Toronto time) on October 20, 2011 or at least two Business Days before any date to which the Meeting may be adjourned or postponed. The Notice of Dissent should be delivered by registered mail to Northgate at the address for notice described below.

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The delivery of a Notice of Dissent does not deprive a Registered Shareholder of the right to vote at the Meeting on the Arrangement Resolution. A vote against the Arrangement Resolution, whether in person or by proxy, does not constitute a Notice of Dissent. A Shareholder is not entitled to exercise the Dissent Right with respect to any Shares, as applicable, if the Shareholder votes in favour of the Arrangement Resolution. A Shareholder, however, may vote as a proxyholder for another Shareholder whose proxy required an affirmative vote, without affecting the right of the Registered Shareholder to exercise Dissent Rights.

If the Arrangement Resolution is passed at the Meeting, Northgate must provide every Dissenting Shareholder with a notice of intention stating that, subject to receipt of the Final Order and satisfaction of the other conditions set out in the Arrangement Agreement, Northgate intends to complete the Arrangement, and advising the Dissenting Shareholder that if the Dissenting Shareholder intends to proceed with its exercise of its Dissent Rights, it must deliver to Northgate within one month of the mailing of the notice of intention, a written statement containing the information specified in the Interim Order together with any certificate representing the Dissenting Shareholder’s Shares (the “Notice of Intention”). If a Dissent Right is being exercised by someone other than the beneficial owners of the Shares, as the case may be, this written statement must be signed by such beneficial owner.

A Dissenting Shareholder delivering such written statement may not withdraw its dissent and, at the Effective Time, the Dissenting Shareholder’s Shares will be purchased by AuRico. AuRico will pay to each Dissenting Shareholder the fair value agreed between AuRico and the Dissenting Shareholder for the Dissenting Shares. AuRico or a Dissenting Shareholder may apply to the Court if no agreement on the terms of the fair value of the Dissenting Shares is reached, and the Court may:

(a)	determine the fair value that the Dissenting Shares had immediately before the passing of the Arrangement Resolution, or order that such value be established by arbitration or by reference to the registrar, as a referee of the Court;

(b)	join in the application each Dissenting Shareholder who has not agreed with AuRico on the amount of the payout value of the Dissenting Shares; and

(c)	make consequential orders and give such directions as it considers appropriate.

If a Dissenting Shareholder fails to strictly comply with the requirements of the Dissent Rights, it will lose its Dissent Rights, AuRico will return to the Dissenting Shareholder the certificates representing the Dissenting Shares, if any, that were delivered to AuRico, and if the Arrangement is completed, the Dissenting Shareholder will be deemed to have participated in the Arrangement on the same terms as the Shareholders.

If a Dissenting Shareholder strictly complies with the foregoing requirements of the Dissent Rights, but the Arrangement is not completed prior to the Completion Deadline, AuRico will return to the Dissenting Shareholder the certificates, if any, delivered to AuRico.

Shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement and the Dissent Rights. Shareholders should also note that the exercise of Dissent Rights can be complex, time-consuming and expensive. Dissent Rights are not available to holders of Northgate Options or the Northgate Locked-Up Shareholders.

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The Arrangement Agreement provides that it is a condition precedent to the Arrangement that holders of not greater than 5% of the issued and outstanding Shares shall have exercised Dissent Rights that have not been withdrawn as at the Effective Date.

All Notices of Dissent to the Arrangement pursuant to Section 242 of the BCBCA should be sent to Northgate: (i) at 110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4; or (ii) by facsimile transmission to: (416) 363-6392 (Attention: Vice President, General Counsel and Corporate Secretary).

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CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the principal Canadian federal income tax considerations under the Tax Act of the Arrangement generally applicable to a beneficial owner of Shares who, for the purposes of the Tax Act and at all relevant times: (i) deals at arm’s length with Northgate and AuRico; (ii) is not affiliated with Northgate or AuRico; and (iii) holds the Shares, and will hold the AuRico Shares received upon the Arrangement, as capital property. Holders who meet all of the foregoing requirements are referred to as “Holders” in this summary, and this summary only addresses such Holders. Generally, the Shares and AuRico Shares will be capital property to a Holder provided the Holder does not hold such securities in the course of carrying on a business or acquire them as part of an adventure or concern in the nature of trade. Certain Resident Holders (as defined herein) whose Shares and AuRico Shares might not otherwise qualify as capital property may, in certain circumstances, be entitled to have such shares and any other “Canadian securities” (as defined in the Tax Act) owned by such Resident Holder in the taxation year of the election and all subsequent taxation years deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Such Resident Holders should consult their own tax advisors regarding this election having regard to their own particular circumstances.

This summary is not applicable to a Shareholder (including a Holder): (i) that is a “specified financial institution” for the purposes of the Tax Act; (ii) that is a “financial institution” for the purposes of the mark-to-market rules in the Tax Act; (iii) an interest in which is a “tax shelter investment” for the purposes of the Tax Act; or (iv) that has elected to report its “Canadian tax results” for the purposes of the Tax Act in a currency of a country other than Canada. All such Shareholders (including Holders) should consult their own tax advisors.

This summary does not address tax considerations relevant to the treatment of the Northgate Convertible Notes and Northgate Options and does not address tax considerations relevant to Shareholders who acquired Shares on the conversion of such Northgate Convertible Notes or the exercise of a Northgate Option. All affected holders should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act, and on our understanding of the current administrative policies and assessing practices of the CRA published prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice, whether by legislative, regulatory, administrative or judicial action, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ materially from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular Shareholder (including a Holder). This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, all Shareholders should consult their own tax advisors having regard to their own particular circumstances. The discussion below is qualified accordingly.

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the application of the Tax Act, is, or is deemed to be, resident in Canada. Such a Holder is referred to in this portion of the summary as a “Resident Holder”, and this portion of the summary only addresses such Resident Holders.

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Exchange of Shares

A Resident Holder who exchanges Shares for AuRico Shares pursuant to the Arrangement will be deemed to have disposed of such Shares on a tax-deferred basis under section 85.1 of the Tax Act provided that, immediately following the exchange, the Resident Holder, persons not dealing at arm’s length with that Resident Holder or the Resident Holder together with such persons did not control AuRico or beneficially own more than 50% of the fair market value of all outstanding shares of AuRico, unless such Resident Holder chooses to recognize a capital gain (or capital loss) on the exchange as described in the immediately following paragraph. Where section 85.1 of the Tax Act applies to such exchange, the Resident Holder will be deemed to have disposed of the Shares for proceeds of disposition equal to the adjusted cost base of the Shares to such Resident Holder, determined immediately before the Effective Time, and the Resident Holder will be deemed to have acquired the AuRico Shares at an aggregate cost equal to such adjusted cost base of the Shares.

A Resident Holder who chooses to include in computing income for the taxation year in which such share exchange takes place any portion of the capital gain (or capital loss) otherwise determined will realize a capital gain (or a capital loss) equal to the full amount, if any, by which the fair market value of the AuRico Shares received exceeds (or is exceeded by) the aggregate of the adjusted cost base of the Shares to the Resident Holder, determined immediately before the Effective Time, and any reasonable costs of disposition. It is not possible for a Resident Holder to elect such treatment on only a portion of the gain or loss otherwise realized on a disposition of the Shares. For a description of the tax treatment of capital gains and capital losses, see “Taxation of Capital Gains and Capital Losses” below. The cost of the AuRico Shares acquired on the exchange in these circumstances will be equal to the fair market value thereof.

The cost at which the AuRico Shares will be acquired on the exchange will be averaged with the adjusted cost base of all other AuRico Shares held by the Resident Holder as capital property for the purpose of determining the adjusted cost base of each such AuRico Share held by such Resident Holder.

Dissenting Resident Holders

A Resident Holder who validly exercises Dissent Rights (each herein a “Dissenting Resident Holder”) in respect of the Arrangement and who is deemed to have transferred Shares to AuRico and is paid the fair value of such Dissenting Resident Holder’s Shares by AuRico will realize a capital gain (or capital loss) to the extent that the payment received, net of any amount thereof that is interest and net of any reasonable costs of disposition, exceeds (or is exceeded by) the adjusted cost base of such Shares to the Dissenting Resident Holder. For a description of the tax treatment of capital gains and capital losses, see “Taxation of Capital Gains and Capital Losses” below.

Any amount of interest that is received or receivable in a taxation year by a Dissenting Resident Holder (depending on the method regularly used by the Dissenting Resident Holder) is required to be included in computing the Dissenting Resident Holder’s income for such taxation year for the purposes of the Tax Act.

Shareholders considering exercising their Dissent Rights should consult their own tax advisors having regard to their particular circumstances.

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Dividends on AuRico Shares

A Resident Holder will be required to include in computing income for a taxation year any dividends received (or deemed to be received) on AuRico Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to any dividends designated by AuRico as eligible dividends in accordance with the provisions of the Tax Act. There may be limitations on the ability of AuRico to designate dividends as eligible dividends, and AuRico has made no commitments in this regard. Subject to the application of subsection 55(2) of the Tax Act, a dividend received (or deemed to be received) by a Resident Holder that is a corporation will generally be deductible in computing the corporation’s taxable income, subject to all restrictions under the Tax Act.

Pursuant to subsection 55(2) of the Tax Act, where a Resident Holder that is a corporation would otherwise be deemed to receive a dividend, in certain circumstances the deemed dividend may be deemed not to be received as a dividend and instead may be deemed to be proceeds of disposition of the AuRico Shares for purposes of computing the Resident Holder’s capital gain or capital loss. Resident Holders that are corporations should consult their own tax advisors in this regard.

A Resident Holder that is a “private corporation” or a “subject corporation” (as such terms are defined in the Tax Act), will generally be liable to pay a refundable 33 1/3% tax under Part IV of the Tax Act on any dividend received (or deemed to be received) on AuRico Shares to the extent such dividend is deductible in computing the Resident Holder’s taxable income for the taxation year. The refundable tax is refunded when such corporate Resident Holder pays taxable dividends at a rate of $1 of refund for every $3 of taxable dividends paid while it is a private corporation.

Taxable dividends received by an individual (excluding certain trusts) may give rise to a liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act.

Dispositions of AuRico Shares

Generally, on a disposition or deemed disposition of an AuRico Share, a Resident Holder will realize a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base to the Resident Holder of the AuRico Share immediately before the disposition or deemed disposition and any reasonable costs of disposition. For a description of the tax treatment of capital gains and capital losses, see “Taxation of Capital Gains and Capital Losses” below.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income for the year, and one-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year (subject to and in accordance with rules contained in the Tax Act). Allowable capital losses in excess of taxable capital gains realized in a taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act. Capital gains realized by an individual (excluding certain trusts) may give rise to a liability for alternative minimum tax as calculated under the detailed rules of the Tax Act.

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A Resident Holder that, throughout the relevant taxation year, is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax on its “aggregate investment income” (as defined in the Tax Act) for the year, including any taxable capital gains.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Share or AuRico Share may be reduced by the amount of certain dividends previously received (or deemed to be received) by the Resident Holder on such share (or another share where the share has been acquired in exchange for such other share), to the extent and under circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Shares or AuRico Shares, directly or indirectly, through a partnership or trust. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is not, and is not deemed to be, resident in Canada and does not use or hold, and is not deemed to use or hold, the Shares or the AuRico Shares received upon the Arrangement in a business carried on in Canada. Holders who meet all of the foregoing requirements are referred to as “Non-Resident Holders” in this part of the summary, and this part of the summary addresses only such Non-Resident Holders. Special rules, which are not discussed in this summary, may apply to certain Shareholders that are insurers carrying on an insurance business in Canada and elsewhere.

Exchange of Shares

Non-Resident Holders whose Shares are not “taxable Canadian property” within the meaning of the Tax Act will not be subject to tax under the Tax Act on the exchange of their Shares for AuRico Shares pursuant to the Arrangement.

Generally, Shares will not be taxable Canadian property at a particular time to a Non-Resident Holder provided that such Shares are listed at that time on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX), unless, at any time during the 60-month period immediately preceding that time: (a) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of the capital stock of Northgate and (b) more than 50% of the fair market value of the Shares was derived directly or indirectly from real or immovable property situated in Canada, Canadian resource properties or timber resource properties (as defined in the Tax Act), any option in respect of or interests in (or for civil law, rights in) any of the foregoing, or any combination thereof. However, Shares may be deemed to be taxable Canadian property under certain provisions of the Tax Act.

Non-Resident Holders whose Shares constitute taxable Canadian property will, subject to the possible application of any income tax convention or treaty, generally be subject to taxation under the Tax Act on the exchange of such Shares for AuRico Shares pursuant to the Arrangement on the same basis as Resident Holders, as described above under “Holders Resident in Canada – Exchange of Shares”. Non-Resident Holders whose Shares may be held as taxable Canadian property should consult with their own tax advisors in this regard.

Dissenting Non-Resident Holders

A Non-Resident Holder who validly exercises Dissent Rights (each herein a “Dissenting Non-Resident Holder”) in respect of the Arrangement will be deemed to have transferred such Dissenting Non-Resident Holder’s Shares to AuRico in exchange for payment by AuRico of the fair value of such Shares. In

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general, any capital gain or capital loss (computed in the same manner as described above under “Holders Resident in Canada – Dissenting Resident Holders” for Dissenting Resident Holders) realized by such Non-Resident Dissenting Holder will not be subject to tax under the Tax Act unless the Shares are “taxable Canadian property” to the Dissenting Non-Resident Holder and any such capital gain is not exempt from tax by virtue of an applicable income tax convention or treaty between Canada and the country in which the Dissenting Non-Resident Holder is resident.

Any interest awarded by a court and paid or credited to a Dissenting Non-Resident Holder consequent upon a valid exercise of Dissent Rights will generally not be subject to Canadian withholding tax.

Dissenting Non-Resident Holders should consult their own tax advisors with respect to the availability of any relief under the terms of an applicable income tax convention or treaty in their particular circumstances.

Dividends on AuRico Shares

Dividends paid or credited on the AuRico Shares or deemed to be paid or credited on the AuRico Shares to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under an applicable income tax convention or treaty between Canada and the country in which the Non-Resident Holder is resident. For example, under the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, Signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), where dividends are paid to or derived by a Non-Resident Holder who is a U.S. resident for purposes of, and who is entitled to full benefits in accordance with the provisions of, the Canada-U.S. Tax Convention, the applicable rate of Canadian withholding tax is generally reduced to 15%. Non-Resident Holders should consult with their own tax advisors in this regard.

Dispositions of AuRico Shares

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of an AuRico Share, unless the AuRico Share is taxable Canadian property to the Non-Resident Holder for purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax convention or treaty between Canada and the country in which the Non-Resident Holder is resident.

Where a Non-Resident Holder held Shares as taxable Canadian property, the AuRico Shares received in exchange under the Arrangement will generally be deemed to be taxable Canadian property to the Non-Resident Holder throughout the period that begins at the Effective Time and ends on the day that is sixty months after the Effective Time. Non-Resident Holders who may have held Shares as taxable Canadian property should consult their own tax advisors in this regard.

AuRico Shares to which such deeming rule does not apply will generally not constitute taxable Canadian property to a Non-Resident Holder at a particular time provided that the AuRico Shares are listed at that time on a “designated stock exchange” as defined in the Tax Act, unless, at any time during the 60-month period immediately preceding that time, (a) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal with at arm’s length, or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of the capital stock of AuRico, and (b) more than 50% of the fair market value of the AuRico Shares was derived directly or indirectly from real or immovable property situated in Canada, Canadian resource properties or timber resource properties (each as defined in the Tax Act), any option in respect of or interests in (or for civil law, rights in), any of the foregoing, or any combination thereof. However, AuRico Shares may be treated as taxable Canadian property under certain deeming provisions of the Tax Act.

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Non-Resident Holders whose AuRico Shares may constitute taxable Canadian property should consult their own tax advisors.

Eligibility for Investment

At the Effective Time, provided that the AuRico Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX), the AuRico Shares will be qualified investments under the Tax Act for trusts governed by a registered retirement savings plan (“RRSP”), a registered retirement income fund (“RRIF”), a registered education savings plan, a deferred profit sharing plan, a registered disability savings plan and a tax-free savings account (“TFSA”).

However, the holder of a trust governed by a TFSA (or, if Proposed Amendments released on August 16, 2011 are enacted as proposed, the annuitant under an RRSP or RRIF) that holds AuRico Shares will be subject to penalty taxes if such AuRico Shares are a “prohibited investment” for the purposes of the Tax Act. AuRico Shares will generally be a “prohibited investment” if such holder or the annuitant, as the case may be, does not deal at arm’s length with AuRico for the purposes of the Tax Act or the holder or the annuitant, as the case may be, has a “significant interest” (within the meaning of the Tax Act) in AuRico or a corporation, partnership or trust with which AuRico does not deal at arm’s length for the purposes of the Tax Act. Shareholders who hold their AuRico Shares in a trust governed by a TFSA, RRSP or RRIF should consult their own tax advisors regarding their particular circumstances.

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CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following general summary describes certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) with respect to the Arrangement and the ownership and disposition of AuRico Shares received pursuant to the Arrangement. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the Arrangement or as a result of the ownership and disposition of AuRico Shares received pursuant to the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the Arrangement or the ownership and disposition of AuRico Shares. Each U.S. Holder should consult its own tax advisor regarding the tax consequences of the Arrangement and the ownership and disposition of AuRico Shares.

No legal opinion from U.S. legal counsel or ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Arrangement and the ownership and disposition of AuRico Shares received pursuant to the Arrangement. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

NOTICE PURSUANT TO IRS CIRCULAR 230: NOTHING CONTAINED IN THIS SUMMARY CONCERNING ANY U.S. FEDERAL TAX ISSUE IS INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, BY A U.S. HOLDER, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL TAX PENALTIES UNDER THE CODE (AS DEFINED BELOW). THIS SUMMARY WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED BY THIS CIRCULAR. EACH U.S. HOLDER SHOULD SEEK U.S. FEDERAL TAX ADVICE, BASED ON SUCH U.S. HOLDER’S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

Scope of This Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Canada-U.S. Tax Convention, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

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U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares (or, after the Arrangement, AuRico Shares) participating in the Arrangement or exercising Dissent Rights pursuant to the Arrangement that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Shares participating in the Arrangement or exercising Dissent Rights that is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences applicable to non-U.S. Holders arising from the Arrangement or the ownership and disposition of AuRico Shares received pursuant to the Arrangement. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the tax consequences (including the potential application of and operation of any income tax treaties) relating to the Arrangement and the ownership and disposition of AuRico Shares received pursuant to the Arrangement.

Transactions Not Addressed

This summary does not address the U.S. federal income tax consequences of transactions effected prior or subsequent to, or concurrently with, the Arrangement (whether or not any such transactions are undertaken in connection with the Arrangement), including, without limitation, the following:

•	conversion into Shares or AuRico Shares of any notes, debentures or other debt instruments;

•

any vesting, conversion, assumption, disposition, exercise, exchange, or other transaction involving any rights to acquire Shares or AuRico Shares, including the Northgate Options, Northgate Convertible Notes, AuRico Exchange Options, AuRico Convertible Note Shares or the AuRico Share Purchase Warrants; and

•	any transaction, other than the Arrangement, in which Shares or AuRico Shares are acquired.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the Arrangement to U.S. Holders that are subject to special provisions under the Code, including the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own Shares (or after the

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Arrangement, AuRico Shares) as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Shares (or after the Arrangement, AuRico Shares) in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Shares (or after the Arrangement, AuRico Shares) other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); and (h) U.S. Holders that own, directly, indirectly, or by attribution, 5% or more, by voting power or value, of the outstanding Shares (or after the Arrangement, AuRico Shares). This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Shares (or after the Arrangement, AuRico Shares) in connection with carrying on a business in Canada; (d) persons whose Shares (or after the Arrangement, AuRico Shares) constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the tax consequences relating to the Arrangement and the ownership and disposition of AuRico Shares received pursuant to the Arrangement.

If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Shares (or after the Arrangement, AuRico Shares), the U.S. federal income tax consequences to such partnership and the partners of such partnership of participating in the Arrangement and the ownership and disposition of AuRico Shares received pursuant to the Arrangement generally will depend in part on the activities of the partnership and the status of such partners. This summary does not address the tax consequences to any such partner. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the tax consequences of the Arrangement and the ownership and disposition of AuRico Shares received pursuant to the Arrangement.

Certain U.S. Federal Income Tax Consequences of the Arrangement

The exchange of Shares for AuRico Shares pursuant to the Arrangement is expected to constitute a taxable disposition by U.S. Holders and not a tax-deferred exchange pursuant to a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, the following discussion assumes that such exchange of Shares is a taxable event for U.S. federal income tax purposes.

Subject to the PFIC rules discussed below under “Tax Consequences if Northgate is Classified as a PFIC,” the following U.S. federal income tax consequences will result for U.S. Holders:

(a)	a U.S. Holder will recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value (expressed in U.S. dollars) of the AuRico Shares received in exchange for Shares pursuant to the Arrangement and (ii) the adjusted tax basis (expressed in U.S. dollars) of such U.S. Holder in Shares exchanged;

(b)	the tax basis of a U.S. Holder in the AuRico Shares received in exchange for Shares pursuant to the Arrangement would be equal to the fair market value of such AuRico Shares on the date of receipt; and

(c)	the holding period of a U.S. Holder for the AuRico Shares received in exchange for Shares pursuant to the Arrangement will begin on the day after the date of receipt.

If Northgate is not classified as a PFIC for any tax year in which a U.S. Holder held Shares, any gain or loss described in clause (a) immediately above generally would be capital gain or loss, which will be long-term capital gain or loss if such Shares are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

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Neither Northgate nor AuRico has sought or obtained either a ruling from the IRS or an opinion of legal counsel regarding any of the tax consequences of the Arrangement. U.S. Holders should consult their own U.S. tax advisors regarding the proper tax reporting of the Arrangement.

U.S. Holders Exercising Dissent Rights

Subject to the PFIC rules discussed below under “Tax Consequences if Northgate is Classified as a PFIC,” a U.S. Holder that exercises Dissent Rights in the Arrangement and is paid cash in exchange for all of such U.S. Holder’s Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the amount of cash received by such U.S. Holder in exchange for Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the tax basis of such U.S. Holder in such Shares surrendered. Such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if such Shares have been held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. Deductions for capital losses are subject to complex limitations under the Code.

Tax Consequences if Northgate is Classified as a PFIC

A U.S. Holder of Shares would be subject to special, adverse tax rules in respect of the Arrangement if Northgate were classified as a PFIC for any tax year during which such U.S. Holder holds or held Shares.

A non-U.S. corporation is classified as a PFIC for each tax year in which (i) 75% or more of its income is passive income (as defined for U.S. federal income tax purposes) or (ii) on average for such tax year, 50% or more of its assets (based on the quarterly average of the fair-market of such assets) either produce or are held for the production of passive income. For purposes of the PFIC provisions, “gross income” generally means sales revenues less cost of goods sold, and “passive income” generally includes dividends, interest, royalties, rents, and gains from commodities or securities transactions, including certain transactions involving oil and gas. In determining whether or not it is classified as a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest.

Northgate believes that it was not a PFIC for its tax year ended December 31, 2010 and expects not to be a PFIC for its current tax year. PFIC classification is factual in nature, and generally cannot be determined until the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurances regarding the PFIC status of Northgate during the current tax year which includes the Effective Date or any prior tax year.

If Northgate were classified as a PFIC for any taxable year during which a U.S. Holder held Shares, the U.S. federal income tax consequences to such U.S. Holder of disposing of Shares pursuant to the Arrangement might be materially more adverse than those described above and generally would be as described below with respect to a disposition under “Ownership and Disposition of AuRico Shares — PFIC Rules” below.

A U.S. Holder that has made a timely and effective “QEF Election” or “Mark-to-Market Election” under the PFIC rules with respect to Shares generally would not be subject to the PFIC rules for a taxable year for which such election applies. However, there can be no assurance that Northgate will provide the information necessary for a U.S. Holder to satisfy annual information reporting requirements that apply to a

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“qualified electing fund” (a “QEF”). Thus, U.S. Holders may not be able to make a “QEF Election” with respect to their Shares. U.S. Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules as well as the impact of any “QEF Election” or “Mark-to-Market Election,” having regard to their particular circumstances.

Ownership and Disposition of AuRico Shares

Taxation of Distributions

Subject to the rules described below under the heading “PFIC Rules,” a U.S. Holder that receives a distribution, including a constructive distribution, with respect to an AuRico Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated earnings and profits of AuRico, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of AuRico, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the AuRico Shares and thereafter as gain from the sale or exchange of such AuRico Shares (see “Sale or Other Taxable Disposition of AuRico Shares” below). However, AuRico may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by AuRico with respect to the AuRico Shares will constitute ordinary dividend income. Dividends received on AuRico Shares generally will not constitute qualified dividend income eligible for the “dividends received deduction.”

For tax years beginning before January 1, 2013, a dividend paid by AuRico to a U.S. Holder who is an individual, estate or trust generally will be taxed at the preferential tax rates applicable to long-term capital gains if AuRico is a “qualified foreign corporation” (“QFC”) and certain holding period requirements for the AuRico Shares are met. AuRico generally will be a QFC as defined under the Code if AuRico is eligible for the benefits of the Canada—U.S. Tax Convention or its shares are readily tradable on an established securities market in the U.S. However, even if AuRico satisfies one or more of these requirements, AuRico will not be treated as a QFC if AuRico is a PFIC for the tax year during which it pays a dividend or for the preceding tax year.

If a U.S. Holder is not eligible for the preferential tax rates discussed above, a dividend paid by AuRico to a U.S. Holder generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of AuRico Shares

Subject to the rules described below under the heading “PFIC Rules,” a U.S. Holder will recognize gain or loss on the sale or other taxable disposition of AuRico Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such AuRico Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, such AuRico Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

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PFIC Rules

AuRico believes that it was not a PFIC for its tax year ended December 31, 2010 and expects not to be a PFIC for its current tax year. However, PFIC classification is factual in nature, and generally cannot be determined until the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurances regarding the PFIC status of AuRico for any tax year.

If AuRico were to constitute a PFIC for any year during a U.S. Holder’s holding period of AuRico Shares, then certain different and potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the ownership and disposition of AuRico Shares. In such case, any excess distribution (generally a distribution in excess of 125% of the average distribution over a three-year period or, if shorter, the U.S. Holder’s holding period for the AuRico Shares) and recognized gain on the sale, exchange or other disposition of AuRico Shares would be treated as ordinary income and generally would be subject to tax as if (a) the excess distribution or gain had been rateably recognized over the U.S. Holder’s holding period, (b) the amount deemed recognized in each year had been subject to tax in each such year at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before AuRico became a PFIC, which would generally be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed in (c) below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. Certain elections may be available (including a “QEF Election” and “Mark-to-Market Election”) to U.S. Holders that may help mitigate the adverse consequences resulting from PFIC status.

In addition, under recently enacted U.S. tax legislation, if AuRico were classified as a PFIC in any taxable year, a U.S. Holder generally would be required to file an annual information return with the IRS containing such information as may be required under future guidance. This new filing requirement is in addition to pre-existing reporting obligations that may apply to a U.S. Holder if AuRico were classified as a PFIC. Pursuant to recent IRS guidance, this new filing requirement has been temporarily suspended in certain (but not all) cases pending release of revised IRS Form 8621. Additional guidance is also expected regarding the specific information that will be required to be reported on revised IRS Form 8621.

U.S. Holders should consult their own tax advisors regarding the tax consequences that would arise if AuRico were treated as a PFIC in any taxable year.

Additional Considerations

Additional Tax on Passive Income

For tax years beginning after December 31, 2012, certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in a trade or business). U.S. Holders are urged to consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of AuRico Shares.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Arrangement or in connection with the ownership or disposition of AuRico Shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a tax year.

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Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the AuRico Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership of AuRico Shares, or on the sale, exchange or other taxable disposition of AuRico Shares, or any Canadian dollars received by U.S. Holders exercising Dissent Rights under the Arrangement, will generally be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of such amount, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.

Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting; Backup Withholding Tax

Under U.S. federal income tax law and U.S. Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on U.S. Holders that hold certain specified “foreign financial assets” in excess of US$50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their AuRico Shares are held in an account at a domestic financial institution. However, pursuant to recent IRS guidance, these new reporting requirements have been temporarily suspended pending release of IRS Form 8938. Additional guidance is also expected regarding the specific information that will be required to be reported on IRS Form 8938. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns under these rules, including the requirement to file an IRS Form 8938 (after such form is released) for prior taxable years in which the obligation to file such form was suspended.

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Payments made within the U.S. or by a U.S. payor or U.S. middleman, of (a) distributions on the AuRico Shares, (b) proceeds arising from the sale or other taxable disposition of AuRico Shares, or (c) any payments received by U.S. Holders exercising Dissent Rights under the Arrangement, generally may be subject to information reporting and backup withholding tax, at the current rate of 28% if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

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OTHER MATTERS TO BE CONSIDERED AT THE MEETING

Proposed Amendment to the 2007 Northgate Stock Option Plan

In connection with the Arrangement, the Board has approved an amended and restated 2007 Northgate Stock Option Plan in order to amend the provisions relating to the exercise of Northgate Options on termination (the “Northgate Stock Option Plan Amendment”). The proposed Northgate Stock Option Plan Amendment will entitle those holders of Northgate Options who are terminated following a Change of Control event to exercise their Options at any time prior to the original expiry date of the relevant Northgate Options. Absent the Northgate Stock Option Plan Amendment, on termination of employment (other than for death or just cause) as a result of AuRico’s acquisition of Northgate, the terminated holder of Northgate Options would be required to exercise their options within the lesser of three months from the date of termination or the expiry date of the Northgate Option. The Northgate Stock Option Plan Amendment is being proposed in anticipation of possible terminations resulting from the Change of Control.

Assuming the Northgate Stock Option Plan Amendment is approved by the Shareholders at the Meeting and the Northgate Stock Option Plan Amendment receives necessary TSX approvals, the 2007 Northgate Stock Option Plan will be amended in accordance with a resolution in the form of Appendix A-2 of this Circular.

The Board UNANIMOUSLY recommends that Shareholders vote IN FAVOUR of the Northgate Stock Option Plan Amendment at the Meeting.

Material Terms of the 2007 Northgate Stock Option Plan

Northgate has a stock option plan, the principal purposes of which are to attract and retain directors, officers, employees or service providers to Northgate by aligning their interests with those of the Shareholders of Northgate by affording such individuals the opportunity to acquire an equity interest in Northgate through Northgate Options.

The 2007 Northgate Stock Option Plan authorizes the Board, on its own initiative, or an independent committee of the Board appointed for the purposes of administering the 2007 Northgate Stock Option Plan, to designate all eligible directors, officers, employees or service providers, or corporations employing or wholly owned by such directors, officers, employees, or service providers, to whom options should be granted, and also specifying the terms of the Northgate Options granted (in compliance with the rules of Northgate, and securities laws).

The 2007 Northgate Stock Option Plan provides that the number of Shares reserved for issuance granted to insiders may not: (i) exceed 10% of the number of Shares outstanding immediately prior to the Share issuance in question, excluding Shares issued over the preceding one-year period pursuant to share options, share option plans, employee share purchase plans or any other compensation or incentive mechanism involving the issues or potential issuance of Shares including a share purchase from treasury which is financially assisted by Northgate by way of loan, guarantee or otherwise (the “Outstanding Issue”) subject to Shareholder and TSX approval; (ii) the issuance to insiders, within a one-year period, of a number of Shares exceeding 10% of the Outstanding Issue; or (iii) the issuance to any one insider, within a one-year period, of a number of Shares exceeding 5% of the Outstanding Issue.

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Northgate Options are non-assignable. Each Northgate Option will be for a term of not less than seven years and not more than 10 years. Vesting occurs as follows: 20% on the date of grant, and 20% each year thereafter to be 100% vested after four years. Vesting does not continue after termination of employment. In the event of the death of an optionee prior to the expiry of a Northgate Option, the optionee’s legal representative may, within the lesser of one year from the date of the optionee’s death or the expiry of the option, exercise the portion of the Northgate Option granted to the optionee which remains outstanding. If the optionee’s employment is terminated, for just cause, the right to exercise Northgate Options will terminate on the date of the optionee’s date of termination (unless otherwise determined by the directors and subject to the terms of an applicable employment agreement). For all other terminations (other than death as described above), the optionee will have the right to exercise Northgate Options not exercised prior to such termination within the earlier of three months from the date of the termination and the expiry date of the Northgate Option.

If a Change of Control occurs, all Shares subject to each outstanding Northgate Option will become vested, and such Northgate Option may be exercised in whole or in part by the optionee pursuant to Section 7.5 of the 2007 Northgate Stock Option Plan. If a bona fide offer for Shares is made to the optionees or Shareholders or to a class of shareholders which includes the optionees, which offer, if accepted, would result in the offerer becoming a control person of Northgate within the meaning of the Securities Act (British Columbia), the Board may, upon notifying optionees of the full particulars of the offer, declare all Shares issuable upon the exercise of the Northgate Options granted under the 2007 Northgate Stock Option Plan are vested and declare that the expiry date for the exercise of all unexercised Northgate Options under the 2007 Northgate Stock Option Plan accelerated so that all Northgate Options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the offer.

The Board may amend or terminate the plan, provided that no such amendment or termination will, without the written consent of the optionees concerned, materially affect the terms and conditions of the Northgate Options previously granted under the 2007 Northgate Stock Option Plan which have not then been exercised or terminated.

Please contact Kingsdale Shareholder Services Inc. at 1-877-659-1823

if you have any questions, or require assistance completing your Proxy.

GENERAL INFORMATION CONCERNING THE MEETING

Time, Date and Place

The Meeting will be held at The TMX Broadcast Centre, 130 King Street West, Toronto, Ontario, on October 24, 2011 at 10:00 a.m. (Toronto time).

Solicitation of Proxies

This Circular is provided in connection with the solicitation by the management of Northgate of proxies to be used at the Meeting. The solicitation of proxies will be primarily by mail, but proxies may be solicited by telephone, e-mail, facsimile, in writing or in person by directors, officers, employees or agent of Northgate. Kingsdale will be acting as the soliciting agent for Northgate to provide the following services in connection with the Meeting: review and analysis of the Circular, recommending corporate governance best practices where applicable, liaising with proxy advisory firms, developing and implementing Shareholder communication and engagement strategies, advice with respect to meeting and proxy protocol, reporting and reviewing the tabulation of Shareholder proxies, and the solicitation of Shareholder proxies including contacting Shareholders by telephone. The cost of these services is approximately $110,000 plus out-of-pocket expenses and applicable taxes. The cost of solicitation of proxies for use at the Meeting will be paid by Northgate.

Northgate has arranged for intermediaries to forward the meeting materials to Non-Registered Shareholders of the Shares held of record by those intermediaries and Northgate may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

Terrence Lyons and Richard Hall, the individuals named in the accompanying form of proxy (the “Proxy”), are officers and/or directors of Northgate. If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy (who is not required to be a Shareholder), to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote for or against the Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified;

(b)	any amendment to or variation of any matter identified therein; and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the management appointee acting as a proxyholder will vote IN FAVOUR of such matter.

Please contact Kingsdale Shareholder Services Inc. at 1-877-659-1823

if you have any questions, or require assistance completing your Proxy.

Registered Shareholders

If you are a Registered Shareholder, you may wish to vote by proxy whether or not you are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by:

(a)

completing, dating and signing the Proxy and returning it to Northgate’s registrar and transfer agent, Computershare, by fax within North America at 1-866-249-7775, outside North America at 1-416-263-9524, by mail to 9th Floor North Tower, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery at 100 University Avenue, 9th Floor North Tower, Toronto, Ontario, M5J 2Y1;

(b)	using a touch-tone phone to transmit voting choices to the toll free number given in the Proxy. Registered Shareholders who choose this option must follow the instructions of the voice response system and refer to the enclosed Proxy for the toll free number, the holder’s account number and the proxy control number; or

(c)	using the internet at Computershare’s website, www.investorvote.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed Proxy for the holder’s account number and proxy control number;

in all cases ensuring that the Proxy is received by no later than 10:00 a.m. on October 20, 2011 or at least two Business Days (excluding Saturdays, Sundays and holidays) before any adjournment or postponement thereof at which the Proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to Shareholders who do not hold Shares in their own name. Non-Registered Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders or as set out in the following disclosure.

If Shares are listed in an account statement provided to a Shareholder by a broker then, in almost all cases, those Shares will not be registered in the Shareholder’s name on the records of Northgate. Such Shares will more likely be registered under the names of intermediaries. In Canada, the vast majority of such Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominee for many Canadian brokerage firms) and, in the United States, under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks).

Intermediaries are required to seek voting instructions from Non-Registered Shareholders in advance of meetings of Shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients. The Proxy supplied to you by your broker will be similar to the Proxy provided to Registered Shareholders. However, its purpose is limited to instructing the intermediary on how to vote your Shares on your behalf.

If you are a Non-Registered Shareholder and wish to vote in person at the Meeting, please insert your own name in the space provided on the Proxy or request for voting instruction to be sent to you by your nominee. By doing so, you are instructing your nominee to appoint you as proxyholder. Then follow the signing and return instructions provided by your nominee. Do not otherwise complete the form, as you will be voting at the Meeting.

Please contact Kingsdale Shareholder Services Inc. at 1-877-659-1823

if you have any questions, or require assistance completing your Proxy.

There are two kinds of Non-Registered Shareholders – those who object to their identity being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing their identity (called “NOBOs” for Non-Objecting Beneficial Owners).

Non-Objecting Beneficial Owners

Northgate is relying on the provisions of National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer that permit it to deliver proxy-related materials directly to its NOBOs. As a result, NOBOs can expect to receive a scannable voting instruction form (“VIF”) from Computershare. The VIF is to be completed and returned to Computershare as set out in the instructions provided on the VIF. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Shares represented by the VIFs they receive.

These securityholder materials are being sent to both registered and non-registered owners of the Shares. If you are a non-registered owner, and Northgate or its agent has sent these materials directly to you, your name and address, and information about your holdings of securities, were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf.

By choosing to send these materials to you directly, Northgate (and not the intermediary holding securities on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) carrying out your voting instructions. Please return your VIF as specified in the request for voting instructions sent to you.

Objecting Beneficial Owners

Non-Registered Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to Registered Shareholders by Northgate. However, its purpose is limited to instructing the intermediary on how to vote your Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a VIF in lieu of a Proxy provided by Northgate. The VIF will name the same persons as Northgate’s Proxy to represent your Shares at the Meeting. You have the right to appoint a person (who need not be a Shareholder, and who can be yourself), other than any of the persons designated in the VIF, to represent your Shares at the Meeting. To exercise this right, insert the name of the desired representative, who may be you, in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile, or provided to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting and the appointment of any Shareholder’s representative. If you receive a VIF from Broadridge, it must be completed and returned to Broadridge, in accordance with Broadridge’s instructions, well in advance of the Meeting in order to have your Shares voted or to have an alternate representative duly appointed to attend and vote your Shares at the Meeting.

Please contact Kingsdale Shareholder Services Inc. at 1-877-659-1823

if you have any questions, or require assistance completing your Proxy.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a Proxy may revoke it:

(a)	by executing a Proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the Registered Shareholder’s authorized attorney in writing, or, if the Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the Proxy bearing a later date to Computershare, or to Northgate at the address of the principal office of Northgate at Suite 1601, 110 Yonge Street, Toronto, Ontario, Canada, M5C 1T4, at any time up to 5:00 p.m. (Toronto time) on October 20, 2011 or, if the Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned meeting, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or

(b)	by personally attending the Meeting and voting your Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Record Date

The Board has fixed September 23, 2011 as the Record Date for determination of persons entitled to receive notice of the Meeting. Only Shareholders of record at the close of business on the Record Date who either (i) attend the Meeting personally or (ii) complete, sign and deliver a form of proxy in the manner and subject to the provisions described above, will be entitled to vote or to have their Shares voted at the Meeting.

Voting Securities

Northgate’s authorized share capital consists of 100,000,000,000,000 shares of each of the following classes: Shares, Class A preferred shares and Class B preferred shares, all without par value. The Shares are listed and posted for trading on the TSX under the symbol “NGX” and the NYSE Amex under the symbol “NXG”. As of September 8, 2011, there were 292,393,362 Shares issued and outstanding and no preferred shares issued and outstanding.

Subject to the rights of holders of preferred shares of Northgate, Shareholders are entitled to dividends if, as, and when declared by the directors. Shareholders are entitled to one vote per Share at meetings of Shareholders except at meetings at which only holders of a specified class of shares are entitled to vote. No group of Shareholders of Northgate has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Shares.

To the knowledge of the directors and executive officers of Northgate, the only person or corporation that beneficially owned, directly or indirectly, or exercised control or direction over, Shares carrying more than 10% of the voting rights attached to all outstanding Shares is Van Eck Associates Corp., as set out in the following table:

Shareholder Name	Number of Shares Held	Percentage of Issued Shares
Van Eck Associates Corp.	34,434,555(1)	11.78%(2)

(1)	The above information was supplied to Northgate by the Shareholder.
(2)	Based on 292,393,362 Shares outstanding at September 8, 2011.

Please contact Kingsdale Shareholder Services Inc. at 1-877-659-1823

if you have any questions, or require assistance completing your Proxy.

EXPERTS OF AURICO AND NORTHGATE

The audited consolidated financial statements of Northgate as at December 31, 2010 and 2009 and for each of the years in the two-year period ended December 31, 2010, incorporated by reference in this Circular, have been audited by KPMG LLP, chartered accountants, as set forth in their report thereon, included therein and incorporated herein by reference.

The audited consolidated financial statements of AuRico as at December 31, 2010 and 2009 and for each of the years in the two-year period ended December 31, 2010, incorporated by reference in this Circular, have been audited by KPMG LLP, chartered accountants, as set forth in their report thereon, included therein and incorporated herein by reference.

Information relating to Northgate’s mineral properties in this Circular and the documents incorporated by reference herein have been derived from reports prepared by Anthony Copland, Austin Hemphill, Brad Evans, Craig Tomlinson, Dean Frederickson, Gary Taylor, Glenn Miller, Gordon Skrecky, Ian Holland, Ion Hann, James Gray, Jay Melnyk, Marcus Binks, Lionel Magumbe, Paul Napier, Sheila Daniel, Simon Hitchman, Tamer Dincer, Willie Hamilton, Mike Thomas, Kenneth Major and Carl Edmunds and has been included in reliance on such persons’ expertise. Each of the aforementioned persons is a “qualified person” as such term is defined in NI 43-101.

None of the aforementioned persons received or has received a direct or indirect interest in Northgate’s property or in the property of any of Northgate’s associates or affiliates. To our knowledge, as at the date hereof, the aforementioned persons specified above who participated in the preparation of such reports, as a group, beneficially own, directly or indirectly, less than 1% of any class of shares of Northgate.

Information relating to AuRico’s mineral properties in this Circular and the documents incorporated by reference herein have been derived from reports prepared for AuRico or its subsidiaries by: Dr. Bart Stryhas, Bret Swanson, Glenn R. Clark, Ramon Luna, Clancy J. Wendt, Mark G. Stevens, Peter Drobeck and Ian Hardesty and have been included in reliance on such persons’ expertise. To Northgate’s knowledge, each of the aforementioned persons is a “qualified person” as such term is defined in NI 43-101.

To Northgate’s knowledge, none of the aforementioned persons received or has received a direct or indirect interest in AuRico’s property or in the property of any of AuRico’s property or in the property of any of AuRico’s associates or affiliates. To Northgate’s knowledge, as at the date hereof, the aforementioned persons specified above who participated in the preparation of such reports, as a group, beneficially own, directly or indirectly, less than one percent of any class of shares of AuRico.

LEGAL MATTERS

Certain legal matters in connection with the Arrangement will be passed upon on behalf of Northgate by Torys LLP (regarding Canadian and U.S. matters). As of September 13, 2011, partners and associates of Torys LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Shares and less than 1% of the outstanding AuRico Shares.

AUDITORS

The auditors of Northgate are KPMG LLP, Chartered Accountants, Vancouver, British Columbia.

Please contact Kingsdale Shareholder Services Inc. at 1-877-659-1823

if you have any questions, or require assistance completing your Proxy.

INTERESTS OF EXPERTS

As of September 13, 2011, GMP and its “designated professionals”, as defined in Form 51-102F2 — Annual Information Form, as a group, beneficially owned, directly or indirectly, less than 1% of the outstanding Shares and less than 1% of the outstanding AuRico Shares.

As of September 13, 2011, Macquarie and its “designated professionals”, as defined in Form 51-102F2 — Annual Information Form, as a group, beneficially owned, directly or indirectly, less than 1% of the outstanding Shares and less than 1% of the outstanding AuRico Shares.

KPMG LLP have advised that they are independent of Northgate within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

KPMG LLP have advised that they are independent of AuRico within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

Please contact Kingsdale Shareholder Services Inc. at 1-877-659-1823

if you have any questions, or require assistance completing your Proxy.

BOARD OF DIRECTORS’ APPROVAL

The contents and the sending of this Circular to the Shareholders have been approved by the Board.

DATED at Vancouver, British Columbia, this 21st day of September, 2011.

TERRENCE A. LYONS

Chairman of the Board

Please contact Kingsdale Shareholder Services Inc. at 1-877-659-1823

if you have any questions, or require assistance completing your Proxy.

GLOSSARY OF TERMS

The following terms have the meanings set out below in this Circular, including the section of this Circular entitled “Summary of the Arrangement”, but not including the Notice of Meeting or Appendices:

“2007 Northgate Stock Option Plan” means the 2007 Share Option Plan, the stock option plan of Northgate approved by the Shareholders at the annual and special meeting of Shareholders held on May 4, 2007;

“Acquisition Proposal” means a Northgate Acquisition Proposal or an AuRico Acquisition Proposal, as the context requires;

“allowable capital loss” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations”;

“ARC” means an advance ruling certificate issued by the Commissioner under section 102(1) of the Competition Act in respect of the transactions contemplated by the Arrangement Agreement;

“Arrangement” means the arrangement of Northgate and AuRico under section 288 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order (provided that any such amendment or variation is acceptable to both Northgate and AuRico, each acting reasonably);

“Arrangement Agreement” means the arrangement agreement entered into on August 28, 2011 and amended September 9, 2011 between Northgate and AuRico, providing for, among other things, the terms and conditions on which the parties agree to complete the Arrangement;

“Arrangement Resolution” means the special resolution of the Shareholders approving the Arrangement which is to be considered at the Meeting substantially in the form of Appendix A-1 hereto;

“AuRico” means AuRico Gold Inc.;

“AuRico Acquisition Proposal” means any bona fide written proposal, other than from Northgate or one of its subsidiaries, directly or indirectly, to acquire all or substantially all of the assets of AuRico (on a consolidated basis) or more than 50% of the AuRico Shares whether by way of merger, amalgamation, statutory arrangement, recapitalization, take-over bid, sale of material assets (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale of material assets), liquidation, winding-up, sale or redemption of a material number of shares or rights or interests therein or thereto or similar transactions involving AuRico and/or its subsidiaries, or a written proposal to do so, excluding the Arrangement;

“AuRico AIF” means the Annual Information Form of AuRico for the year ended December 31, 2010, incorporated by reference into this Circular;

“AuRico Board” means the board of directors of AuRico as the same is constituted from time to time;

“AuRico Convertible Note Shares” means AuRico Shares issuable upon the conversion of Northgate Convertible Notes after the Effective Time;

“AuRico Exchange Option” means an option to acquire AuRico Shares provided in exchange for each Northgate Option outstanding immediately prior to the Effective Time;

“AuRico Locked-Up Shareholders” means those directors and officers of AuRico who have agreed to vote their shares in favour of the AuRico Resolution pursuant to the terms of the AuRico Voting Agreement and consist of: Rene Marion, Scott Perry, Colin K. Benner, Steve Cooper, Richard M. Colterjohn, Terrence Cooper, Alan Edwards, Ronald E. Smith, Joe Spiteri, Luis Chavez and Russell Tremayne;

Please contact Kingsdale Shareholder Services Inc. at 1-877-659-1823

if you have any questions, or require assistance completing your Proxy.

“AuRico Meeting” means the special meeting, including any adjournments or postponements thereof, of the AuRico Shareholders to be held to consider, among other things, and, if deemed advisable, to approve the AuRico Resolution;

“AuRico Options” means the outstanding options to purchase AuRico Shares granted under the AuRico Stock Option Plan;

“AuRico Resolution” means the ordinary resolution approving the issuance of AuRico Shares pursuant to the Arrangement to be voted on by the AuRico Shareholders at the AuRico Meeting;

“AuRico Share Purchase Warrants” means the outstanding share purchase warrants to purchase AuRico Shares;

“AuRico Shareholders” means holders of AuRico Shares;

“AuRico Shares” means the common shares in the authorized share capital of AuRico;

“AuRico Stock Option Plan” means the amended Stock Option Plan of AuRico approved by the AuRico Shareholders at a special meeting of AuRico Shareholders held on February 18, 2011;

“AuRico Superior Proposal” means any bona fide written proposal by a third party, directly or indirectly, to acquire all or substantially all of the assets of AuRico (on a consolidated basis) or 100% of the AuRico Shares, whether by way of merger, amalgamation, arrangement, share exchange, takeover bid, recapitalization, sale of assets or otherwise, and that the AuRico Board determines in its good faith (based upon the written advice from its financial advisors and outside legal counsel): (i) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (ii) is fully financed or is reasonably capable of being fully financed; and (iii) would, if consummated in accordance with its terms, result in a transaction more favourable to AuRico Shareholders from a financial point of view than the terms of the Arrangement (including any adjustment to such terms proposed by Northgate as provided in the non-solicitation provisions of the Arrangement Agreement);

“AuRico Termination Payment” means an amount in cash equal to $28,000,000 in immediately available funds payable to Northgate upon the happening of certain events;

“AuRico Voting Agreement” means a voting agreement dated August 28, 2011, entered into between Northgate and certain of the directors and senior officers of AuRico, pursuant to which such directors and senior officers have agreed, among other things, to vote any AuRico Shares beneficially held by them in favour of the AuRico Resolution;

“Authorization” means any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, by-law, rule or regulation, whether or not having the force of Laws, and includes any Environmental Approval;

“BCBCA” means the Business Corporations Act (British Columbia);

“Board” means the board of directors of Northgate as the same is constituted from time to time;

“Broadridge” means Broadridge Financial Solutions, Inc.;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario or Vancouver, British Columbia;

“Canada-U.S. Tax Convention” means the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended;

“Canadian Securities Laws” means the Securities Act, together with all other applicable provincial securities Laws, rules and regulations and published policies thereunder;

Please contact Kingsdale Shareholder Services Inc. at 1-877-659-1823

if you have any questions, or require assistance completing your Proxy.

“Capital Gold” means Capital Gold Corporation;

“Change in AuRico Recommendation” means the withdrawal, modification or qualification, or to publicly propose to or publicly state that AuRico intends to withdraw, modify or qualify in any manner adverse to Northgate, its recommendation to all AuRico Shareholders that they vote in favour of the Arrangement, or the approval, recommendation or declaration of advisability of the AuRico Board;

“Change in Northgate Recommendation” means the withdrawal, modification or qualification, or to publicly propose to or publicly state that Northgate intends to withdraw, modify or qualify in any manner adverse to AuRico, its recommendation to all Shareholders that they vote in favour of the Arrangement, or the approval, recommendation or declaration of advisability of the Board;

“Circular” means the Notice of Special Meeting and this management information circular of Northgate dated September 21, 2011, including all schedules, appendices and exhibits thereto, sent to the Shareholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time;

“Code” means the Internal Revenue Code of 1986, as amended;

“Combined Company” means AuRico or its successors after completion of the Arrangement;

“Combined Company Board” means the board of directors of the Combined Company following completion of the Arrangement;

“Commissioner” means the Commissioner of Competition under the Competition Act or any person duly authorized to exercise the powers of the Commissioner of Competition;

“Competition Act” means the Competition Act (Canada);

“Competition Act Approval” means that the Commissioner: (a) shall have issued an ARC, or (b) the applicable waiting period under section 123 of the Competition Act shall have expired or been terminated by the Commissioner, or the obligation to submit a notification shall have been waived under paragraph 113(c) of the Competition Act, and the Commissioner shall have issued a “no-action” letter;

“Completion Deadline” means the latest date by which the transactions contemplated by the Arrangement Agreement are to be completed, which date shall be December 31, 2011. Notwithstanding the foregoing, if the Competition Act Approval has not been obtained by such date, either party may provide written notice to the other requesting a reasonable extension in order to permit the receipt of the Competition Act Approval, provided that such party has been working diligently to obtain such approval, and the other party shall, in good faith, consider and not unreasonably refuse such request;

“Computershare” means Computershare Investor Services Inc.;

“Confidentiality Agreement” means the confidentiality agreement dated April 29, 2011 between Northgate and AuRico, as amended on August 12, 2011;

“Court” means the Supreme Court of British Columbia;

“CRA” means the Canada Revenue Agency;

“Depositary” means Computershare Investor Services Inc.;

“Dissent Procedures” means has the meaning ascribed thereto under the heading “Dissenting Shareholders’ Rights”;

“Dissenting Resident Holder” means a Resident Holder who validly exercises Dissent Rights;

“Dissenting Non-Resident Holder” means a Non-Resident Holder who validly exercises Dissent Rights;

“Dissent Rights” means the right of a Registered Shareholder to dissent with respect to the Arrangement Resolution, as applicable, and to be paid the fair value of the Shares, as applicable, in respect of which the holder dissents, all in accordance with the dissent procedures, as set forth in the Plan of Arrangement, the

Please contact Kingsdale Shareholder Services Inc. at 1-877-659-1823

if you have any questions, or require assistance completing your Proxy.

Interim Order and Part 8, Division 2 of the BCBCA, as the same may be modified by any interim order of the Court and the Final Order, and as described under the heading “Dissenting Shareholders’ Rights”;

“Dissenting Shareholders” means Registered Shareholders who validly exercise Dissent Rights and whose Dissent Rights remain valid immediately prior to the Effective Time;

“Dissenting Shares” means the Shares of Shareholders to which Dissent Rights have been validly exercised;

“DRS Advice” means a Direct Registration System Advice sent to Shareholders acknowledging the number of AuRico Shares a Shareholder has received on exchange of Shares for AuRico Shares;

“Effective Date” means the date agreed to by AuRico and Northgate in writing as the effective date of the Arrangement after all of the conditions precedent to the completion of the Arrangement as set out in the Arrangement Agreement have been satisfied or waived, and the Final Order has been granted by the Court;

“Effective Time” means 5:01 p.m. (Toronto time) on the Effective Date, or such other time agreed to by AuRico and Northgate in writing;

“El Chanate Project” mean the El Chanate project located in Sonora State, Mexico acquired by AuRico pursuant to its acquisition of Capital Gold which was completed on April 8, 2011;

“Employees” means John Fitzgerald, Matthew Howorth, Jon A. Douglas, Peter MacPhail, Christopher J. Rockingham, Luc Guimond, Carl Edmunds, Eugene Lee and Andrew Cormier, and “Employee” shall mean any one of them;

“Exchange Ratio” means 0.365 AuRico Shares for each Share;

“Existing Agreement” means the employment agreement entered into between Northgate and Carl Edmunds dated May 18, 2004 relating to Mr. Edmunds’ position as Exploration Manager of Northgate;

“Final Order” means the order made after application to the Court approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“First AuRico Proposal” means the written proposal from AuRico to acquire all of the outstanding shares of Northgate dated July 16, 2011;

“Fourth AuRico Proposal” means the written proposal from AuRico to acquire all of the outstanding shares of Northgate dated August 12, 2011;

“GAAP” means Canadian generally accepted accounting principles;

“GMP” means GMP Securities L.P.;

“GMP Fairness Opinion” means the opinion of GMP dated August 28, 2011, to the Board and the Special Committee as to the fairness, from a financial point of view and as of the date of the opinion, of the consideration to be paid by AuRico pursuant to the Arrangement, to the Shareholders, a copy of which is attached as Appendix E to this Circular;

“Governmental Entity” means any applicable: (i) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, stock exchange or agency, whether domestic or foreign; (ii) any subdivision, agency, commission, board or authority of any of the foregoing; or (iii) any quasi-governmental or private body exercising any regulatory, expropriation, land use or occupation, or taxing authority under or for the account of any of the foregoing;

“IFRS” means International Financial Reporting Standards as adopted by the International Accounting Standards Board;

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“In-the-Money Amount” means in respect of a stock option, at any time, the amount, if any, by which the Underlying Share Market Value at that time of the securities subject to the option exceeds the exercise price under the option;

“Interim Order” means the order made after application to the Court, to be obtained by Northgate pursuant to section 291 of the BCBCA in respect of the Meeting and the Arrangement, as such order may be amended, supplemented or varied by the Court, attached as Appendix C hereto;

“IRS” means the Internal Revenue Service;

“Kemess Mine” means the mining and milling complex located in the mountains of north-central British Columbia, approximately 430 kilometres northwest of Prince George, consisting of four mining leases (Numbers 354991, 410732, 410741 and 524240), 57 cell and legacy mineral claims and one surface rights licence, collectively covering 80,580 acres and operating under the M96-03 Project Approval Certificate issued on April 29, 1996;

“Kingsdale” means Kingsdale Shareholder Services Inc., Northgate’s proxy solicitation agent;

“Law” or “Laws” means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity, whether foreign or domestic, including U.S. Securities Laws;

“Letter of Transmittal” means the letter of transmittal provided to Registered Shareholders by Northgate pursuant to which such holders are required to deliver certificates representing their Shares in order to receive the AuRico Shares pursuant to the Arrangement;

“Liability” of any Person shall mean and include: (i) any right against such Person to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; (ii) any right against such Person to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to any equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured; and (iii) any obligation of such Person for the performance of any covenant or agreement (whether for the payment of money or otherwise);

“Macquarie” means Macquarie Capital Markets Canada Ltd.;

“Macquarie Fairness Opinion” means the opinion of Macquarie dated August 28, 2011, to the Board and Special Committee as to the fairness, from a financial point of view and as of the date of the opinion, of the Exchange Ratio to Northgate, a copy of which is attached as Appendix F to this Circular;

“Mark-to-Market Election” means a mark-to-market election under Section 1296 of the Code made by a U.S. Holder of Shares;

“Material Adverse Change” means, in respect of Northgate or AuRico, any one or more changes, events or occurrences, and “Material Adverse Effect” means, in respect of Northgate or AuRico, any state of facts, which, in either case, either individually or in the aggregate, are, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, assets, liabilities, financial condition or continued ownership, development and operation its properties, of Northgate and its subsidiaries, or AuRico and its subsidiaries, respectively, on a consolidated basis, other than any change, effect, event or occurrence: (i) relating to the global economy or securities or commodities markets in general; (ii) affecting the worldwide gold, copper and silver mining industry in general and which does not have a materially disproportionate effect on Northgate and its subsidiaries on a consolidated basis, or AuRico and its subsidiaries on a consolidated basis, respectively; (iii) resulting from changes in the price of gold, copper and silver; (iv) relating to the rate at which Canadian dollars can be exchanged for United States dollars or any relevant foreign currency or vice versa; (v) relating to a change in the market trading price of publicly traded securities of Northgate or AuRico, either: (A) related to the Arrangement Agreement and the Arrangement or the announcement thereof, or (B) related to such a change in the market trading price primarily resulting from a

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change, effect, event or occurrence excluded from this definition of Material Adverse Change and Material Adverse Effect under clauses (i), (ii), (iv), (vi) or (vii) hereof; (vi) relating to any generally applicable change in applicable accounting principles; or (vii) resulting from the announcement of the Arrangement Agreement, the pendancy of the transactions contemplated herein or compliance with the covenants herein or the satisfaction of the conditions herein; and references in the Arrangement Agreement to dollar amounts are not intended to be, and shall not be deemed to be, interpretive of the amount used for the purpose of determining whether a “Material Adverse Change” has occurred or whether a state of facts exists that has or could have a “Material Adverse Effect” and such defined terms and all other references to materiality in the Arrangement Agreement shall be interpreted without reference to any such amounts;

“Meeting” means the special meeting scheduled to be held on October 24, 2011, including any adjournments or postponements thereof, of the Shareholders to be held to consider, among other things, and, if deemed advisable, to approve the Arrangement Resolution;

“NI 43-101” means National Instrument 43-101 — Standards of Disclosure for Mineral Projects;

“no-action letter” means a letter from the Commissioner advising AuRico (directly or through counsel) in writing that the Commissioner at that time does not intend to make an application under section 92 of the Competition Act in respect of the transactions contemplated by the Arrangement Agreement;

“NOBOs” means Non-Objecting Beneficial Owners;

“Non-Registered Shareholder” means a Shareholder whose Shares are registered in the name of a nominee;

“Non-Resident Holders” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations”;

“non-U.S. Holder” has the meaning ascribed thereto under the heading “Certain Material United States Federal Income Tax Considerations”;

“Northgate” means Northgate Minerals Corporation;

“Northgate Acquisition Proposal” means any bona fide written proposal, other than from AuRico or any of its subsidiaries, directly or indirectly, to acquire all or substantially all of the assets of Northgate (on a consolidated basis) or more than 50% of the Shares whether by way of merger, amalgamation, statutory arrangement, recapitalization, take-over bid, sale of material assets (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale of material assets), liquidation, winding-up, sale or redemption of a material number of shares or rights or interests therein or thereto or similar transactions involving Northgate and/or the its subsidiaries, or a written proposal to do so, excluding the Arrangement;

“Northgate AIF” means the Annual Information Form of Northgate for the year ended December 31, 2010, incorporated by reference into this Circular;

“Northgate Convertible Notes” means the US$170,000,000 aggregate principal amount of 3.50% convertible senior notes dated September 30, 2010 and maturing October 1, 2016, issued by Northgate, pursuant to the Northgate Indenture;

“Northgate Indenture” means the indenture dated as of October 5, 2010, between Northgate, The Bank of New York Mellon, as trustee, and BNY Trust Company of Canada, as Canadian co-trustee, as supplemented by a first supplemental indenture dated as of October 5, 2010 between such parties;

“Northgate Locked-Up Shareholders” means those directors and executive officers of Northgate who have agreed to vote their shares in favour of the Arrangement Resolution pursuant to the terms of the Northgate Voting Agreement and consist of: Terrence A. Lyons, Mark Daniel, Paul J. Dowd, Patrick D. Downey, Richard J. Hall, Douglas P. Hayhurst, Conrad A. Pinette, Jon A. Douglas, Peter MacPhail, Christopher Rockingham, Matthew J. Howorth and Eugene Lee;

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“Northgate Options” means the outstanding options to purchase Shares granted under the 2007 Northgate Stock Option Plan;

“Northgate Rights Plan” means the shareholder rights plan agreement between Northgate and Computershare made as of March 8, 2010;

“Northgate Shareholder Approval” means the requisite Shareholder approval for the Arrangement Resolution, being not less than two-thirds (66 2/3%) of the votes cast on the Arrangement Resolution by the Shareholders present in person or by proxy at the Meeting voting together as a single class;

“Northgate Stock Option Plan Amendment” means the proposed amendments to the 2007 Northgate Stock Option Plan, as more particularly described under the heading “Other Matters to be Considered at the Meeting”;

“Northgate Superior Proposal” means any bona fide written proposal, other than the Arrangement, by a third party, directly or indirectly, to acquire all or substantially all of the assets of Northgate (on a consolidated basis) or more than 100% of the Shares, whether by way of merger, amalgamation, arrangement, share exchange, take-over bid, recapitalization, sale of assets or otherwise, and that the Board determines in its good faith (based upon the written advice from its financial advisors and outside legal counsel): (i) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (ii) is fully financed or is reasonably capable of being fully financed; and (iii) would, if consummated in accordance with its terms, result in a transaction more favourable to Shareholders from a financial point of view than the terms of the Arrangement (including any adjustment to such terms proposed by AuRico as provided in the non-solicitation provisions of the Arrangement Agreement);

“Northgate Termination Payment” means an amount in cash equal to $45,000,000 in immediately available funds payable to AuRico upon the happening of certain events;

“Northgate Voting Agreement” a voting agreement dated August 28, 2011, entered into between AuRico and each of the directors and executive officers of Northgate pursuant to which such directors and executive officers of Northgate have agreed, among other things, to vote any Shares beneficially held by them in favour of the Arrangement Resolution;

“Notice of Dissent” has the meaning ascribed thereto under the heading “Dissenting Shareholders’ Rights”;

“Notice of Hearing of Petition” means a notice of hearing of petition for the Interim Order and the Final Order approving the Arrangement filed with the Court on September 20, 2011, a copy of which is attached as Appendix D to this Circular;

“Notice of Intention” has the means ascribed thereto under the heading “Dissenting Shareholders’ Rights”;

“Notifiable Transaction” means any transaction that exceeds the thresholds set out in sections 109 and 110 of the Competition Act;

“NYSE” means the New York Stock Exchange;

“NYSE Amex” means the New York Stock Exchange Amex;

“OBCA” means the Business Corporations Act (Ontario);

“OBOs” means Objecting Beneficial Owners;

“Outstanding Issue” has the meaning ascribed thereto under the heading “Other Matters to be Considered at the Meeting”;

“Pending AuRico Acquisition Proposal” has the meaning ascribed thereto under the heading “Summary of Material Agreements — Arrangement Agreement”;

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“Pending Northgate Acquisition Proposal” has the meaning ascribed thereto under the heading “Summary of Material Agreements — Arrangement Agreement”;

“Person” means an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“PFIC” means a “passive foreign investment company” under the meaning of Section 1297 of the Code;

“Plan of Arrangement” means the plan of arrangement which is attached as Appendix B hereto, and is substantially in the form set out in Schedule A to the Arrangement Agreement, and any amendments or variations thereto made in accordance with the Arrangement Agreement and the Plan of Arrangement or upon the direction of the Court in the Final Order;

“Primero” means Primero Mining Corp.;

“Primero Agreement” means the arrangement agreement between Northgate and Primero dated as of July 12, 2011;

“Proposed Amendments” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations”;

“Proxy” means the form of proxy of Northgate which accompanies this Circular;

“QEF” means a qualified electing fund;

“QEF Election” means a timely and effective election made by a U.S. Holder of AuRico Shares to treat Northgate as a “qualified electing fund” under Section 1295 of the Code;

“QFC” means a “qualified foreign corporation”;

“Record Date” means the close of business on September 23, 2011;

“Registered Shareholder” means the person whose name appears on the register of Northgate as the owner of Shares;

“Registrar” means the Registrar of Companies as provided under the BCBCA;

“Reorganization” means a tax-deferred “reorganization” within the meaning of Section 368(a) of the Code;

“Representatives” has the meaning ascribed thereto under the heading “Summary of Material Contracts — Voting Agreements”;

“Resident Holder” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations”;

“Revised Agreement” means the revised employment agreement entered into between Northgate and Carl Edmunds, effective as of July 11, 2011, which replaces the Existing Agreement;

“RRIF” means registered retirement income fund;

“RRSP” means registered retirement savings plan;

“SEC” means the United States Securities and Exchange Commission;

“Second AuRico Proposal” means the written proposal from AuRico to acquire all of the outstanding shares of Northgate dated July 27, 2011;

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“SEDAR” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators;

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“Selection Committee” means the committee comprised of current Northgate directors and AuRico directors to determine the composition of the Combined Company Board;

“Shareholders” means the holders of Shares;

“Shares” means the common shares in the authorized share capital of Northgate;

“Special Committee” means the special committee of the Board created for the purpose of considering the Arrangement;

“Superior Proposal” means a Northgate Superior Proposal or an AuRico Superior Proposal, as the context requires;

“Supplementary Information Request” means a notification to the parties to a Notifiable Transaction requesting additional information that is relevant to the Commissioner’s assessment of such transaction pursuant to subsection 114(2) of the Competition Act;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder;

“taxable capital gain” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations”;

“Termination Payment” means either a Northgate Termination Payment or an AuRico Termination Payment, as the context requires;

“TFSA” means tax-free savings account;

“Third AuRico Proposal” means the written proposal from AuRico to acquire all of the outstanding shares of Northgate dated August 9, 2011;

“TSX” means the Toronto Stock Exchange;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated from time to time thereunder;

“U.S. Holder” means a holder of securities who is in the United States, its territories or possessions, any State of the United States or the District of Columbia, but does not include any discretionary account or similar account (other than an estate or trust) held for the benefit or account of a non-U.S. person by a dealer or other professional fiduciary organized, incorporated or (if an individual) resident in the United States;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder;

“U.S. Securities Laws” means the U.S. Securities Act and the U.S. Exchange Act;

“Underlying Share Market Value” means the volume weighted average trading price of the Shares or AuRico Shares, as the case may be, over the five trading days on the TSX before the Effective Date;

“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“VIF” means a voting instruction form; and

“Voting Agreements” means, collectively, the Northgate Voting Agreement and the AuRico Voting Agreement.

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APPENDIX A — RESOLUTIONS

APPENDIX A-1 — ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1. The arrangement (the “Arrangement”) under section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving Northgate Minerals Corporation (“Northgate”) and the securityholders of Northgate, all as more particularly described and set forth in the Management Information Circular of Northgate dated September 21, 2011 (the “Northgate Circular”), accompanying the notice of this meeting (as the Arrangement may be modified or amended), is hereby authorized, approved and adopted;

2. The plan of arrangement, as it may be or has been amended (the “Plan of Arrangement”), involving Northgate and implementing the Arrangement, the full text of which is set out in Appendix A-1 to the Northgate Circular (as the Plan of Arrangement may be, or may have been, modified or amended), is hereby approved and adopted;

3. The arrangement agreement (the “Arrangement Agreement”) between Northgate and AuRico Gold Inc., dated as of August 28, 2011 and amended September 9, 2011 and all transactions contemplated therein, the actions of the directors of Northgate in approving the Arrangement and the actions of the officers of Northgate in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved;

4. Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the securityholders of Northgate in accordance with the interim order of the Supreme Court of British Columbia (the “Court”) or that the Arrangement has been approved by the Court, the directors of Northgate are hereby authorized and empowered, without further notice to, or approval of, the securityholders of Northgate:

(a)	to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; and

(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

5. Any director or officer of Northgate is hereby authorized to execute, whether under the corporate seal of Northgate or otherwise, and deliver all documents or instruments in writing and do all other such acts and things as he may consider necessary or desirable to carry out the foregoing resolutions.

APPENDIX A-2 — NORTHGATE STOCK OPTION PLAN AMENDMENT RESOLUTION

RESOLVED as an ordinary resolution that:

Section 4.6 of the 2007 Stock Option Plan of Northgate is hereby amended by replacing it with the following language:

“4.6 Termination of Employment

If a Director, Officer, Employee or Service Provider:

(a)	other than following a Change of Control, ceases to be so engaged by the Corporation for any reason other than death, such Director, Officer, Employee or Service Provider will have such rights to exercise any Option not exercised prior to such termination within the lesser of three months from the date of the termination or the Expiry Date of the Option; or

(b)	following a Change of Control, ceases to be so engaged by the Corporation for any reason other than death, such Director, Officer, Employee or Service Provider will have such rights to exercise any Option not exercised prior to such termination at any time before the Expiry Date of the Option.

Notwithstanding Section 4.6(a) and Section 4.6(b) above, if such termination is for just cause, the right to exercise the Option will terminate on the date of termination unless otherwise determined by the Board of Directors and subject to any agreement which is in effect between the Corporation and any Director, Officer, Employee or Service Provider.”

APPENDIX B — PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT

UNDER PART 9, DIVISION 5 OF THE

BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a)	“affiliate” has the meaning ascribed thereto in the Canadian Securities Administrators’ National Instrument 45-106, Prospectus and Registration Exemptions, unless stated otherwise;

(b)	“Arrangement” means the arrangement under the provisions of the BCBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendment or supplement hereto made in accordance with the Arrangement Agreement, the provisions hereof or at the direction of the Court in the Final Order;

(c)

“Arrangement Agreement” means the arrangement agreement dated as of August 28th, 2011 between AuRico and Northgate, as amended, amended and restated, or supplemented prior to the Effective Date, entered into in connection with the Arrangement;

(d)	“AuRico” means AuRico Gold Inc., a company existing under the Province of Ontario;

(e)	“AuRico Convertible Note Shares” means AuRico Shares issuable upon the conversion of Northgate Convertible Notes after the Effective Date;

(f)	“AuRico Shares” means the common shares in the authorized share capital of AuRico;

(g)	“Business Day” means any day other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario or Vancouver, British Columbia;

(h)	“Code” means the United States Internal Revenue Code of 1986, as amended;

(i)	“Court” means the Supreme Court of British Columbia;

(j)	“Depositary” means Computershare Investor Services Inc. or any other trust company, bank or financial institution agreed to in writing between AuRico and Northgate for the purpose of, among other things, exchanging certificates representing Northgate Shares for AuRico Shares in connection with the Arrangement;

(k)	“Dissent Procedures” means the procedures set forth in Article 5 hereof required to be taken by a registered holder of Northgate Shares to exercise the right of dissent in respect of such Northgate Shares in connection with the Arrangement, as modified by the Interim Order and the Final Order;

(l)	“Dissent Rights” means the rights of dissent in respect of the Arrangement as described in Article 5, as modified by the Interim Order and the Final Order;

(m)	“Dissenting Shareholder” means a registered holder of Northgate Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Procedures;

(n)	“Effective Date” means the date agreed to by Northgate and AuRico in writing as the effective date of the Arrangement after all of the conditions precedent to the completion of the Arrangement as set out in the Arrangement Agreement have been satisfied or waived, and the Final Order has been granted by the Court;

(o)	“Effective Time” means 5:01 p.m. (Vancouver time) on the Effective Date, or such other time agreed to by Northgate and AuRico in writing;

(p)	“Exchange Share Ratio” shall have the meaning ascribed thereto in subsection 3.1(c);

(q)	“Final Order” means the order made after application to the Court approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(r)	“In the Money Amount” means in respect of a stock option, at any time, the amount, if any, by which the Underlying Share Market Value at that time of the securities subject to the option exceeds the exercise price under the option;

(s)	“Interim Order” means the order made after application to the Court, to be obtained by Northgate pursuant to section 291 of the BCBCA in respect of the Northgate Meeting and the Arrangement, as such order may be amended, supplemented or varied by the Court;

(t)	“Letter of Transmittal” means the letter of transmittal to be sent by Northgate to the Northgate Shareholders to be used by Northgate Shareholders to surrender the certificates representing their Northgate Shares to receive certificates for the AuRico Shares issued to them pursuant to the Arrangement;

(u)	“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(v)	“Northgate” means Northgate Minerals Corporation, a company existing under the BCBCA;

(w)	“Northgate Convertible Notes” means the US$170,000,000 aggregate principal amount of 3.50% convertible senior notes dated September 30, 2010 and maturing October 1, 2016, issued by Northgate pursuant to the Northgate Indenture;

(x)	“Northgate Indenture” means the indenture between Northgate, as the issuer, the Bank of New York Mellon, as indenture trustee and BNY Trust Company of Canada, as co-indenture trustee, dated as of October 5, 2010 as supplemented by the first supplemental indenture dated October 5, 2010, as the same may be amended, modified, supplemented, restated or replaced from time to time;

(y)	“Northgate Meeting” means the special meeting of the Northgate Shareholders held to consider and approve, among other things, the Arrangement;

(z)	“Northgate Options” means the options to purchase Northgate Shares outstanding immediately prior to the Effective Time;

(aa)	“Northgate Rights Plan” means the Shareholder Rights Plan Agreement between Northgate and Computershare Trust Company of Canada, dated as of March 11, 2004 and re-adopted by the Northgate Board as of March 8, 2010, as it may be amended from time to time;

(bb)	“Northgate Securityholders” means the Northgate Shareholders and the holders of Northgate Options;

(cc)	“Northgate Shareholders” means, the registered holders of Northgate Shares immediately prior to the Effective Time;

(dd)	“Northgate Shares” means the issued and outstanding common shares of Northgate;

(ee)	“Noteholders” means holder of Northgate Convertible Notes;

(ff)	“Northgate Share Option Plan” means the Share Option Plan of Northgate dated May 4, 2007;

(gg)	“Plan of Arrangement” means this plan of arrangement, as amended, modified or supplemented from time to time in accordance herewith and with any order of the Court;

(hh)	“Tax Act” means the Income Tax Act (Canada), as amended from time to time;

(ii)	“TSX” means the Toronto Stock Exchange;

(jj)	“Underlying Share Market Value” means the volume weighted average trading price of the Northgate Shares or AuRico Shares, as the case may be, over the five trading days on the TSX before the Effective Date; and

In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.2 Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section, subsection or other portion hereof and include any instrument supplementary or ancillary hereto.

1.3 Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word Person and words importing Persons shall include a natural Person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of Persons of any kind or nature whatsoever.

1.4 Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5 Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6 Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.

2.2 Effect of Arrangement

This Plan of Arrangement will become effective as at the Effective Time and will be binding on and after the Effective Time, on all holders of Northgate Shares, Northgate Securityholders, Noteholders, Northgate, AuRico, the Rights Agent under the Northgate Rights Plan, the Depositary, the registrar and transfer agent in respect of the Northgate Shares and all holders of rights, agreements, understandings or claims to acquire any Northgate Shares or other securities of Northgate.

ARTICLE 3

ARRANGEMENT

3.1 Arrangement

At the Effective Time, each of the following transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality:

(a)	all “Rights” (as such term is defined in the Northgate Rights Plan) under the Northgate Rights Plan will terminate and expire without any payment in respect thereof and the Northgate Rights Plan shall be terminated and shall be of no further force and effect;

(b)	each Northgate Share held by a Dissenting Shareholder shall be transferred and deemed to have been transferred by the holder thereof, free and clear of all Liens, to AuRico and:

(i)	such Dissenting Shareholder shall cease to be a registered or beneficial holder of Northgate Shares and the name of such holder shall be removed from the securities register maintained by or on behalf of Northgate in respect of the Northgate Shares;

(ii)	such Dissenting Shareholder shall cease to be the holder of such Northgate Shares and to have any rights as holder of such Northgate Shares other than the right to be paid the fair value for such Northgate Shares by AuRico in accordance with the Dissent Procedures;

(iii)	the Dissenting Shareholder that was the registered holder thereof immediately prior to such assignment and transfer shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Northgate Shares to AuRico; and

(iv)	AuRico shall be added to the securities register maintained by or on behalf of Northgate in respect of such Northgate Shares showing AuRico as the sole legal and beneficial owner of such Northgate Shares free and clear of all Liens;

(c)	each Northgate Share held by a Northgate Shareholder (other than a Northgate Shareholder who has validly exercised its Dissent Rights and other than Northgate Shares beneficially owned by AuRico immediately prior to the Effective Time) shall be transferred and assigned to AuRico free and clear of all Liens in exchange for 0.365 AuRico Shares (the “Exchange Share Ratio”), subject to Article 6 hereof, and:

(i)	such holder shall cease to be a registered or beneficial holder of Northgate Shares and the name of such holder shall be removed from the securities register maintained by or on behalf of Northgate in respect of the Northgate Shares and shall cease to have any rights as holders of such Northgate Shares other than the right to receive the AuRico Shares in accordance with this Plan of Arrangement;

(ii)	the Northgate Shareholder that was the registered holder thereof immediately prior to such assignment and transfer shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Northgate Shares to AuRico;

(iii)	AuRico shall issue and cause to be delivered to such holder the AuRico Shares to which such holder is entitled as aforesaid and the name of such holder shall be added to the securities register maintained by or on behalf of AuRico in respect of the AuRico Shares showing such holder as the registered holder of the AuRico Shares so issued; and

(iv)	AuRico shall be added to the securities register maintained by or on behalf of Northgate in respect of the Northgate Shares showing AuRico as the sole legal and beneficial owner of Northgate Shares free and clear of all Liens;

no fractional AuRico Shares shall be issued by AuRico to any Northgate Shareholder on the exchange contemplated herein and the number of AuRico Shares issued to a Northgate Shareholder shall be rounded down to the next whole number of AuRico Shares with no compensation for any fractional interest;

(d)

each Northgate Option outstanding immediately prior to the Effective Time (which shall have become vested in accordance with its terms as a result of the actions taken pursuant to subsections 3.1(b) and 3.1(c) above) shall be exchanged for an option (a “Replacement AuRico Option”) to acquire, on the same terms and conditions as were applicable to such Northgate Option immediately before the Effective Time under the Northgate Share Option Plan and relevant agreement evidencing the grant thereof or relevant agreement under which it was issued, the number of AuRico Shares equal to the product of: (1) the number of Northgate Shares subject to such Northgate Option immediately before the Effective Time multiplied by (2) the Exchange Share Ratio. The exercise price per AuRico Share subject to any such Replacement AuRico Option shall be an amount (rounded up to the nearest cent) equal to the quotient obtained by dividing (1) the exercise price per Northgate Share subject to such Northgate Option immediately before the Effective Time multiplied by (2) the Exchange Share Ratio, provided that the exercise price otherwise determined shall be adjusted to the extent, if any, required to ensure that the Replacement AuRico Option In-the-Money Amount immediately after the exchange is equal to the Northgate Option In-the-Money Amount of the exchanged Northgate Option immediately before the Effective Time. No fractional AuRico Shares will be issued by AuRico to any holder of Replacement AuRico Northgate Options on any exercise thereof, and the number of AuRico Shares issued at any time shall be rounded down to the next whole number of AuRico Shares with no compensation for any fractional interest; and

(e)	Subject to and in accordance with the terms of the Northgate Indenture, each Northgate Convertible Note shall be convertible at any time after the Effective Time into AuRico Convertible Note Shares.

ARTICLE 4

CERTIFICATES AND PAYMENTS

4.1 Payment of Consideration

(a)	On or promptly after the Effective Date, AuRico shall issue and deliver or arrange to be delivered to the Depositary certificates representing the AuRico Shares required to be issued to Northgate Shareholders in accordance with the provisions of subsection 3.1(c) hereof, such certificates shall be held by the Depositary as agent and nominee for such Northgate Shareholders for distribution to such Northgate Shareholders in accordance with the provisions of Article 6 hereof.

(b)	Subject to the provisions of Article 6 hereof, Northgate Shareholders shall be entitled to receive delivery of the certificates representing the AuRico Shares to which they are entitled pursuant to subsection 3.1(c) hereof. Certificates representing former Northgate Shares, other than those to which Article 5 applies, shall represent only the right to receive the AuRico Shares to which the former Northgate Shareholder is entitled to receive pursuant to the Arrangement, less any amounts withheld pursuant to Section 6.4.

(c)	AuRico shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former Northgate Shareholder of a duly completed Letter of Transmittal and the certificates representing such Northgate Shares, either:

(i)	forward or cause to be forwarded by first class mail (postage prepaid) to such former holder of Northgate Shares at the address specified in the Letter of Transmittal; or

(ii)	if requested by such former holder of Northgate Shares in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such former holder of Northgate Shares, certificates representing the number of AuRico Shares, issued to such former holder of Northgate Shares under the Arrangement.

(d)	After the Effective Time, the Northgate Shares to which Article 5 herein applies shall be cancelled and the certificates representing the former Northgate Shares shall represent only the right to receive the payment which the Dissenting Shareholders are entitled to receive pursuant to Article 5.

(e)	After the Effective Time, Northgate shall issue and deliver to AuRico a certificate representing the Northgate Shares acquired by AuRico pursuant to subsection 3.1(c).

ARTICLE 5

DISSENT PROCEDURES

5.1 Dissent Procedures

(a)	Northgate Shareholders may exercise Dissent Procedures with respect to their Northgate Shares in connection with the Arrangement, provided that, notwithstanding the Dissent Procedures, the written objection to the special resolution to approve the Arrangement contemplated by Section 242 of the BCBCA must be sent to Northgate by Northgate Shareholders who wish to dissent at least two Business Days before the Northgate Meeting or any date to which the Northgate Meeting may be postponed or adjourned.

(b)	Northgate Shareholders who duly exercise Dissent Rights with respect to their Northgate Shares (“Dissenting Shares”) and who:

(i)	are ultimately entitled to be paid fair value for such holders’ Dissenting Shares, shall be paid an amount equal to such fair value (less any amounts withheld pursuant to Section 6.4 hereof) by AuRico, which fair value shall be determined as of the close of business on the last Business Day before the Northgate Meeting in accordance with the procedures applicable to the payout value set out in Sections 244 and 245 of the BCBCA, except that AuRico may enter into the agreement with such registered holders of Dissenting Shares that exercise Dissent Rights and apply to the Court, all as contemplated under the BCBCA, in lieu of Northgate. Such holders will not be entitled to any other payment or consideration, including AuRico Shares;

(ii)	are ultimately not entitled, for any reason, to be paid fair value for such holders’ Dissenting Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as non-dissenting Northgate Shareholders and shall be entitled to receive only the consideration contemplated in Section 3.1(c) hereof that such holder would have received pursuant to the Arrangement if such registered holder had not exercised Dissent Rights, but in no case shall Northgate, AuRico or any other person be required to recognize holders of Dissenting Shares who exercise Dissent Rights as holders of Northgate Shares after the time that is immediately prior to the Effective Time, and the names of such holders of Dissenting Shares who exercise Dissent Rights shall be deleted from the securities register as holders of Northgate Shares at the Effective Time and AuRico shall be recorded as the registered holder of the Northgate Shares so transferred and shall be deemed to be the legal owner of such Northgate Shares;

(c)	In addition to any other restrictions under the BCBCA, Northgate Shareholders who vote in favour of the Arrangement at the Northgate Meeting shall not be entitled to exercise Dissent Rights.

(d)	If a Northgate Shareholder exercises the Dissent Right, AuRico will on the Effective Date set aside a number of AuRico Shares which is attributable under the Arrangement to the Northgate Shares for which Dissent Rights have been exercised. If the Dissenting Shareholder is ultimately not entitled to be paid by Northgate for their Dissenting Shares, they will be deemed to have participated in the Arrangement on the same basis as the non-dissenting Northgate Shareholders and AuRico will distribute to such Northgate Shareholder the AuRico Shares that the Northgate Shareholder is entitled to receive pursuant to the terms of the Arrangement. If a Northgate Shareholder duly complies with the Dissent Procedures and is ultimately entitled to be paid by Northgate for their Dissenting Shares, AuRico will pay the amount to be paid in respect of the Dissenting Shares.

(e)	In no case shall Northgate, AuRico, the Depositary, the registrar and transfer agent in respect of the Northgate Shares or any other person be required to recognize a Dissenting Shareholder as a holder of Northgate Shares after the Effective Time and the name of each Dissenting Shareholder shall be deleted from the securities register of holders maintained by or on behalf of Northgate in respect of the Northgate Shares as provided in Article 3.

ARTICLE 6

DELIVERY OF AURICO SHARES

6.1 Delivery of AuRico Shares

(a)	Upon surrender to the Depositary, as specified in the Letter of Transmittal, for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Northgate Shares that were exchanged for AuRico Shares in accordance with Section 3.1 hereof, together with a completed Letter of Transmittal and such other documents and instruments as would have been required to effect the transfer of the Northgate Shares formerly represented by such certificate under the BCBCA and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the AuRico Shares such holder is entitled to receive in accordance with Section 3.1 hereof.

(b)	After the Effective Time and until surrendered for cancellation as contemplated by subsection 6.1(a) hereof, each certificate that immediately prior to the Effective Time represented one or more Northgate Shares shall be deemed at all times to represent only the right to receive in exchange therefore certificates representing the AuRico Shares that the holder of such certificate is entitled to receive in accordance with Section 3.1 hereof.

6.2 Lost Certificates

In the event any certificate, that immediately prior to the Effective Time represented one or more outstanding Northgate Shares that were exchanged for AuRico Shares in accordance with Section 3.1 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, certificates representing the AuRico Shares that such holder is entitled to receive in accordance with Section 3.1 hereof. When authorizing such delivery of certificates representing the AuRico Shares that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom certificates representing such AuRico Shares is to be delivered shall, as a condition precedent to the delivery of such AuRico Shares, give a bond satisfactory to AuRico and the Depositary in such amount as AuRico and the Depositary may direct, or otherwise indemnify AuRico and the Depositary in a manner satisfactory to AuRico and the Depositary, against any claim that may be made against AuRico or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the AuRico and the Depositary.

6.3 Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to AuRico Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Northgate Shares unless and until the holder of such certificate shall have complied with the provisions of Section 6.1 or Section 6.2 hereof. Subject to applicable law and to Section 5.4 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the AuRico Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such AuRico Shares.

6.4 Withholding Rights

AuRico, Northgate and the Depositary shall be entitled to deduct and withhold from all dividends (including deemed dividends) or other distributions or other payments otherwise payable to any Northgate Shareholder such amounts as AuRico, Northgate or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the Code or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended, and shall cooperate reasonably to minimize such deduction or withholding within such applicable law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Northgate Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. AuRico, Northgate or the Depositary, as applicable, may sell or otherwise dispose of such portion of the consideration otherwise payable to such holder in the form of AuRico Shares as is necessary to provide sufficient funds to enable AuRico, Northgate or the Depositary, as applicable, to comply with such deduction and/or withholding requirements and AuRico, Northgate and the Depositary, as applicable, shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

6.5 Limitation and Proscription

To the extent that a Northgate Shareholder shall not have complied with the provisions of Section 6.1 or Section 6.2 hereof on or before the date that is six years after the Effective Date (the “final proscription date”), then the AuRico Shares that such Northgate Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such AuRico Shares to which such Northgate Shareholder was entitled, shall be delivered to AuRico by the Depositary and the certificates shall be cancelled by AuRico, and the interest of the Northgate Shareholder in such AuRico Shares to which it was entitled shall be terminated as of such final proscription date.

Immediately after the Effective Time, the following will cease to be a claim against or interest of any kind or nature whatsoever in Northgate or any of its successors or assigns:

(a)	All Northgate Shares other than the 291,975,845 Northgate Shares shown on August 28, 2011 (the “Record Date”) on the register maintained by Computershare Investor Services Inc. (the “Transfer Agent”) plus any Northgate Shares issued (i) on the exercise or conversion (as the case may be), after the Record Date and prior to the Effective Date, of any of the 9,234,900 Northgate Options or Northgate Convertible Notes referred to immediately below or (ii) pursuant to Northgate’s 2005 Employee Share Purchase Plan; and

(b)	All options, warrants, rights, agreements, understandings or claims to acquire Northgate Shares, other than (A) the 9,234,900 Northgate Options shown on the records maintained by Northgate with respect to the Northgate Options at the Record Date (or such lesser number thereof resulting from the exercise or expiry of any such Northgate Options prior to the Effective Date) and (B) the Northgate Convertible Notes (or such lesser amount thereof resulting from the conversion or repayment of any such Northgate Convertible Notes prior to the Effective Date).

6.6 Rights Plan

In the event a “Flip-In Event” or the “Separation Time” (as such terms are defined in the Northgate Rights Plan) occurs prior to the Effective Time the Exchange Share Ratio shall be adjusted in such a manner to permit AuRico to acquire all the issued and outstanding Northgate Shares and “Rights” (as such term is defined in the Northgate Rights Plan) for the same aggregate consideration as AuRico would have been entitled to acquire all the issued and outstanding Northgate Shares prior the “Flip-In Event” or the “Separation Time”, as applicable and the amount as so adjusted shall constitute the “Exchange Share Ratio” for the purposes of this Plan of Arrangement.

ARTICLE 7

AMENDMENTS

7.1 Amendments to Plan of Arrangement

(a)	AuRico and Northgate reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by AuRico and Northgate, filed with the Court, if necessary, and, if made following the Northgate Meeting, approved by the Court, and communicated to holders or former holders of Northgate Shares if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Northgate at any time prior to the Northgate Meeting provided that AuRico shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the Persons voting at the Northgate Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Northgate Meeting shall be effective only if: (i) it is consented to in writing by each of AuRico and Northgate; and (ii) if required by the Court, it is consented to by Northgate Shareholders voting in the manner directed by the Court.

(d)	Notwithstanding subsection (c), any amendment, modification or supplement to this Plan of Arrangement may be made by AuRico and Northgate without approval of the Northgate Shareholders provided that it concerns a matter which, in the reasonable opinion of AuRico and Northgate, is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the Northgate Shareholders.

ARTICLE 8

TERMINATION

8.1 Termination

This Plan of Arrangement will automatically terminate and be of no further force and effect upon the termination of the Arrangement Agreement in accordance with its terms.

APPENDIX C — INTERIM ORDER

NO. S-116 252

VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT

(BRITISH COLUMBIA), S.B.C. 2002, CHAPTER 57,

AND AMENDMENTS THERETO

AND

IN THE MATTER OF THE PROPOSED ARRANGEMENT

INVOLVING NORTHGATE MINERALS CORPORATION

AND AURICO GOLD INC.

NORTHGATE MINERALS CORPORATION

PETITIONER

ORDER MADE AFTER APPLICATION

BEFORE	)	MASTER McDIARMID	)	20 SEPTEMBER 2011
	)		)
	)		)
	)		)

THIS WITHOUT NOTICE APPLICATION of the Petitioner, Northgate Minerals Corporation (“Northgate”), for an order made after application (the “Interim Order”) pursuant to its Petition filed on September 20, 2011, coming on for hearing at Vancouver, British Columbia on September 20, 2011, AND ON HEARING Marko Vesely, counsel for Northgate, AND UPON READING the Petition herein and the Affidavit of Matthew J. Howorth, sworn September 12, 2011 (the “Howorth Affidavit”) and filed herein:

THIS COURT ORDERS THAT

Definitions

1. As used in this Interim Order, unless otherwise defined, all capitalized terms shall have the respective meanings ascribed to them in the draft Management Information Circular (the “Circular”) attached as Exhibit “A” to the Howorth Affidavit.

The Meeting

2. Northgate is authorized to call, hold and conduct the special meeting of the holders (“Shareholders”) of the common shares of Northgate (the “Shares”) on October 24, 2011 at the TMX Broadcast Centre in Toronto at 10:00 a.m. (the “Meeting”) for the Shareholders to consider, and if deemed advisable, to pass, with or without variation, the Arrangement Resolution in the form attached as Appendix A-l to the Circular, and to authorize, approve and adopt the Arrangement in substantially the same form as the Plan of Arrangement attached as Appendix B to the Circular, and to transact such other business as may properly come before the Meetng or any adjournment thereof.

3. The Meeting shall be called, held and conducted in accordance with the notice of the Meeting, the Circular the Business Corporations Act (British Columbia), S.B.C. 2002, Chapter 57, and amendments thereto (the “BCBCA”) and the articles and by-laws of Northgate, subject to the terms of this Interim Order or any further order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order.

4. The Chair of the Meeting shall be Terry Lyons and he is at liberty to call on such assistance of legal counsel to Northgate at any time as the Chair may deem necessary or appropriate.

Adjournments and Postponements

5. Notwithstanding the BCBCA, and subject to the terms of the Arrangement Agreement, Northgate, if it deems advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote respecting the adjournment or postponement, and without the approval of the Court. Notice of any adjournments or postponements shall be given by such method as Northgate may determine is appropriate in the circumstances, including by press release, news release, newspaper advertisement or by notice by one of the methods specified in paragraph 10 of this Interim Order.

6. The Record Date (as defined in paragraph 8 below) shall not change in respect of adjournments or postponements of the Meeting.

Amendments

7. Prior to the Meeting, and subject to the Arrangement Agreement, Northgate is authorized to make such amendments, revisions and/or supplements to the Plan of Arrangement as it may determine without any additional notice, and the Plan of Arrangement as so amended, revised or supplemented shall be the Plan of Arrangement submitted to the Meeting and the subject of the Arrangement Resolution.

Record Date

8. The record date for determining the Shareholders entitled to receive notice of, attend and vote at the Meeting shall be September 23, 2011 (the “Record Date”), as previously approved by the Board of Directors of Northgate (the “Board”), or such other date as the Board may determine, and as disclosed in the Circular and form of proxy (collectively referred to as the “Meeting Materials”).

Notice of the Meeting

9. The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purposes of Section 290(l)(a) of the BCBCA, and Northgate shall not be required to send to the Shareholders and the holders of Northgate Options or Northgate Convertible Notes any other or additional statement pursuant to Section 290(l)(a) of the BCBCA.

10. The Meeting Materials, comprising the Circular, form of proxy and letter of transmittal, in substantially the same form attached as Exhibits “A”, “B” and “C” to the Howorth Affidavit (subject to the ability of Northgate to change dates and make amendments or provide such additional communications or documents thereto as counsel for Northgate may advise are necessary or desirable, provided that such changes, amendments, communications or documents are not inconsistent with the terms of this Interim Order and the Arrangement Agreement) shall be distributed, as required, not later than twenty-one (21) days prior to the Meeting as follows:

(a)	in the case of the Registered Shareholders, by prepaid ordinary mail, by expedited parcel post, by email or by facsimile, by courier or by delivery in person, addressed to each such holder at his, her or its address, as shown on the books and records of Northgate as of the Record Date;

(b)	in the case of Non-Registered Shareholders, by providing multiple copies of the Meeting Materials to intermediaries and registered nominees in a timely manner;

(c)	in the case of the directors and auditors of Northgate, by pre-paid ordinary mail, by expedited parcel post, by email or by facsimile, by courier, or by delivery in person, addressed to the individual directors and the auditors;

and that such mailing, delivery and distribution shall constitute good and sufficient notice of the Meeting.

11. The accidental failure or omission to give notice of the Meeting, or distribute the Meeting Materials in accordance with paragraph 10 above, or the non-receipt of such notice of the Meeting Materials or any failure or omission to give notice as a result of events beyond the reasonable control of Northgate, shall not constitute a breach of this Interim Order or a defect in the calling of the Meeting, or invalidate any resolution passed or proceedings taken at the Meeting. If any such failure or omission is brought to the attention of Northgate, then it shall use its reasonable best efforts to rectify it by the method and in the time most practicable in the circumstances.

12. A copy of the Circular, containing the Notice of Hearing of Petition and any Interim Order (the “Court Materials”), shall be delivered to holders of Northgate Options and Northgate Convertible Notes by sending a copy to them by prepaid ordinary mail, by expedited parcel post, by email or by facsimile, by courier or by delivery in person, addressed to each such holder at his, her or its address, as shown on the books and records of Northgate as of the Record Date.

13. No other form of service of the Meeting Materials or Court Materials or any portion thereof need be made or notice given or other material served in respect of these proceedings or the Meeting, except as may be directed by a further order of this Court.

14. Provided that notice of the of the Meeting is given and the Meeting Materials are provided to the Shareholders in compliance with this Interim Order, the requirement of s. 290(l)(b) of the BCBCA to include certain disclosure in any advertisement of the Meeting is waived.

Deemed Receipt of Notice

15. The Meeting Materials and the Court Materials shall be deemed to have been received (i) in the case of mailing, the day following the date of mailing (excepting Sundays and holidays), (ii) in the case of delivery in person, by courier or by expedited parcel post, upon receipt at the intended recipient’s address, and (iii) in the case of email or facsimile, when the email or facsimile message is received.

Updating Meeting Materials and Court Materials

16. Notice of any amendments, updates or supplement to any of the information provided in the Meeting Materials may be communicated by press release, news release, newspaper advertisement or by notice sent by any of the means set forth in paragraph 10 herein, as determined by the Board.

Quorum and Voting

17. The quorum for the Meeting shall be the presence, in person or by proxy, of one person holding 10% of the issued and outstanding Shares and entitled to vote at the Meeting.

18. The vote required to pass the Arrangement Resolution shall be the affirmative vote of at least two-thirds of votes cast by Shareholders present in person or represented by proxy at the Meeting and entitled to vote on such resolution. The vote required to transact any other business that shall come before the Meeting shall be the affirmative vote of a majority of votes cast by Shareholders present in person or represented by proxy at the Meeting and entitled to vote on such business.

19. The votes taken at the Meeting shall be taken on the basis that each Shareholder as of the Record Date will have one vote for each Share held as of the Record Date. Spoiled votes will be deemed not to have been cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

20. The vote required to pass the Arrangement Resolution shall be sufficient to authorise and direct Northgate to do all such acts and things as may be necessary or desirable to give effect to the Plan of Arrangement without the necessity of any further approval by the Shareholders.

Permitted-Attendees

21. The only persons entitled to attend or speak at the Meeting shall be: (i) the Registered Shareholders or their respective proxyholders; (ii) holders of Northgate Options and holders of Northgate Convertible Notes; (iii) the officers, directors, auditors and advisors of Northgate; (iv) representatives and advisors to AuRico; and (v) other persons who may receive the permission of the Chair of the Meeting. The only persons entitled to be represented and to vote at the Meeting shall be the Registered Shareholders as of the close of business on the Record Date, or their respective proxyholders.

Solicitation of Proxies

22. Northgate is authorized to use the form of proxy in substantially the same form attached as Exhibit “B” to the Howorth Affidavit. Subject to the Arrangement Agreement, Northgate (i) is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine, and (ii) may waive, in its discretion, the time limits for the deposit of proxies if it deems it advisable to do so.

23. The procedure for the use of proxies at the Meeting shall be set out in the Circular.

Application for the Final Order

24. Following approval of the Arrangement Resolution in the manner set forth in paragraph 18 of this Interim Order, Northgate may apply to this Court for the Final Order approving the Arrangement and declaring that the terms and conditions of the Arrangement are fair and reasonable to Northgate and to Shareholders and holders of Northgate Options and Northgate Convertible Notes, and declaring that the Arrangement shall be binding on the Petitioner and the holders of Northgate Options and holders of Northgate Convertible Notes upon taking effect pursuant to section 297 of the BCBCA. Northgate intends to rely on the Final Order for the purposes of the exemption provided under section 3(a)(10) of the United States Securities Act of 1933.

25. The Petitioner is at liberty to proceed with the application for the Final Order at 10:00 a.m. on October 25, 2011 or so soon thereafter as it may be adjourned to, and shall be heard at the Courthouse at 800 Smithe Street, Vancouver, British Columbia, or at such other date and time as the Petitioner may determine or this Court may direct.

26. The form of Notice of Hearing of Petition attached to the Circular as Appendix D is hereby approved as the form of notice for the hearing of the application for the Final Order.

27. Any Shareholder or holder of Northgate Options or Northgate Convertible Notes seeking to appear at the hearing of the application for the Final Order shall, by or before 4:00 p.m. (Vancouver time) on October 24, 2011:

(a)	file a Response to Petition in the form prescribed by the BC Supreme Court Civil Rules, and any other materials, with this Court; and

(b)	deliver the Response to Petition and any other materials to be relied on to the Petitioner’s solicitors at:

LAWSON LUNDELL LLP

Suite 1600 Cathedral Place

925 West Georgia Street

Vancouver, British Columbia

V6C 3L2 Canada

Attention: Craig Ferris

28. Sending the Notice of Hearing of Petition and this Interim Order in accordance with paragraphs 10 and 12 of this Interim Order shall constitute good and sufficient service of the within proceedings and no other form of service need be made and no other material need be served on such person in respect of these proceedings and that service of the Petition and affidavits in support thereof is dispensed with. Northgate shall be at liberty to give notice of this application to persons outside the jurisdiction of this Court in the manner specified in paragraphs 10 and 12.

29. The only persons entitled to notice of any further proceedings herein, including any hearing to sanction and approve the Arrangement, and to appear and be heard thereon, shall be the solicitors for Northgate and any persons who have delivered a Response to Petition in accordance with this Interim Order.

30. In the event the hearing for the Final Order is adjourned, only those persons who have filed and delivered a Response to Petition in accordance with this Interim Order need be served and provided with notice of the adjourned hearing date.

Dissent Rights

31. Registered Shareholders shall be permitted to exercise Dissent Rights in accordance with Division 8, Part 2 of the BCBCA, as modified by this Interim Order and the Plan of Arrangement. In order to exercise Dissent Rights, Registered Shareholders must deliver Notices of Dissent to Northgate not less than two Business Days before the Meeting or any date to which the Meeting may be adjourned or postponed at the address for delivery set out in the Circular in the section entitled “Dissenting Shareholders’ Rights”.

32. The Shares of those Shareholders who validly exercise Dissent Rights, and who are ultimately entitled to be paid fair value for those securities, will be deemed to be transferred to Northgate immediately before the Effective Date. AuRico will pay the fair value that the Shares held by such Shareholders had immediately before the passing of the Arrangement Resolution except that AuRico may enter into an agreement with such Shareholders that exercise Dissent Rights and apply to the Court, all as contemplated under the BCBCA, in lieu of Northgate. Such Shareholders will not be entitled to any other payment or consideration, including AuRico Shares. AuRico is not obligated to complete the Arrangement and acquire control of Northgate if holders of more than 5% of the Shares exercise Dissent Rights.

Precedence; Variance

33. To the extent of any inconsistency or discrepancy with respect to the matters provided for in this Interim Order between this Interim Order and the terms of any instrument creating, governing or collateral to the Shares, Northgate Options or Northgate Convertible Notes, or the articles or by-laws of Northgate, this Interim Order shall govern.

34. Northgate shall be entitled, at any time, to apply to vary this Interim Order and to apply for such other orders as may be necessary and appropriate.

35. BC Supreme Court Civil Rules 8-1 and 16-1(3) will not apply to any further applications in respect of this proceeding, including the application for the Final Order and any application to vary this Interim Order.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER

[Name to Follow]
Signature of lawyer for Northgate Minerals Corporation

[Name to Follow]
Registrar

                        [Name to Follow]

                        [[Name to Follow]

APPENDIX D — NOTICE OF HEARING OF PETITION FOR INTERIM ORDER AND

FINAL ORDER

NO. S - 116 252

VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT

(BRITISH COLUMBIA), S.B.C. 2002, CHAPTER 57,

AND AMENDMENTS THERETO

AND

IN THE MATTER OF THE PROPOSED ARRANGEMENT

INVOLVING NORTHGATE MINERALS CORPORATION

AND AURICO GOLD INC.

NORTHGATE MINERALS CORPORATION

PETITIONER

NOTICE OF HEARING OF PETITION

TAKE NOTICE that the Petition of Northgate Minerals Corporation (“Northgate”) for approval of a plan of arrangement (the “Arrangement”) pursuant to Section 288 of the Business Corporations Act (British Columbia), S.B.C. 2002, Chapter 57, as amended (the “BCBCA”) and for a Final Order approving the Arrangement and for a declaration that the terms and conditions of the Arrangement are fair and reasonable to Northgate and to Shareholders and holders of Northgate Options and Northgate Convertible Notes and declaring that the Arrangement shall be binding on the Petitioner and the Shareholders and the holders of Northgate Options and holders of Northgate Convertible Notes upon taking effect pursuant to section 297 of the BCBCA, will be heard at the Courthouse, 800 Smithe Street, Vancouver, British Columbia on the 25th day of October 2011 at 10:00 a.m. (Vancouver time), or so soon thereafter as counsel may be heard.

AND NOTICE IS FURTHER GIVEN that by an Order Made After Application of the Supreme Court of British Columbia, pronounced September 20, 2011, the Court has given directions as to the calling of a special meeting (the “Meeting”) of the holders of common shares (the “Shareholders”) for the purposes of considering and voting upon and approving the Arrangement;

IF YOU WISH TO BE HEARD, any Shareholders or holders of Northgate Options or Northgate Convertible Notes affected by the Final Order sought may appear either in person (or by counsel) and make submissions at the hearing of the final application if such person has filed with the Court at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, a Response to Petition in the form prescribed by the Supreme Court Civil Rules together with all material on which such person intends to rely at the hearing of the Final Application, including an outline of such person’s proposed submissions, to Northgate at its address for delivery set out below by or before 4:00 p.m. (Vancouver time) on October 24, 2011 to the solicitors for the Petitioner’s address for delivery at:

Lawson Lundell LLP

Suite 1600

Cathedral Place

925 West Georgia Street

Vancouver, British Columbia

V6C 3L2 Canada

Attention: Craig Ferris

IF YOU WISH TO BE NOTIFIED OF ANY ADJOURNMENT OF THE FINAL APPLICATION, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing and delivering the form of Response to Petition as aforesaid.

AT THE HEARING OF THE FINAL APPLICATION the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit.

IF YOU DO NOT FILE A RESPONSE TO PETITION and attend either in person or by counsel at the time of such hearing, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the court shall deem fit, all without any further notice to you. If the Arrangement is approved, it may affect the rights or interests of the Shareholders and holders of Northgate Options and Northgate Convertible Notes.

Duration of hearing

The parties have been unable to agree as to how long the hearing will take and

(a)	the time estimate of the Petitioner(s) is 15 minutes, and

(b)	the Petition Respondent(s) has(ve) not given a time estimate.

Jurisdiction

This matter is not within the jurisdiction of a master.

DATED at Vancouver, British Columbia, this 20th day of September 2011.

“Craig Ferris”
Solicitor for the Petitioner Northgate Minerals Corporation Craig Ferris

The Solicitors for the Petitioner are Lawson Lundell LLP, whose office address and address for delivery is Suite 1600, Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada

APPENDIX E — GMP FAIRNESS OPINION

August 28, 2011

The Special Committee of the Board of Directors and Board of Directors

of Northgate Minerals Corp.

110 Yonge Street, Suite 1601

Toronto, ON

M5C 1T4

Dear Sirs:

GMP Securities L.P. (“GMP”) understands that AuRico Gold Inc. (“AuRico”) intends to make an offer to acquire all of the issued and outstanding common shares of Northgate Minerals Corporation (“Northgate”) in exchange for common shares of AuRico by way of a plan of arrangement under the Business Corporations Act (British Columbia) (“Arrangement” or the “Transaction”).

The Arrangement

Pursuant to the Arrangement, the holders of common shares of Northgate will receive 0.365 common shares (the “Exchange Ratio”) of AuRico for each common share of Northgate acquired pursuant to the Arrangement. Each outstanding option of Northgate shall be exchanged for options of AuRico that will entitle the holder to receive, upon the exercise thereof, AuRico shares based upon the Exchange Ratio and otherwise on the same terms and conditions as in the original option. Each outstanding warrant of Northgate will entitle the holder to receive, upon the exercise thereof, AuRico shares and otherwise on the same terms and conditions as in the original warrant.

The Arrangement is subject to certain conditions, including, without limitation, approval by at least 66 2/3% of the votes cast in person or by proxy at a meeting of Northgate shareholders, approval by a majority of votes cast by the shareholders of AuRico at a meeting of AuRico shareholders, court approval, regulatory approval, stock exchange approval and obtaining certain third party consents.

GMP’s Engagement

The board of directors of Northgate (the “Board”) formally retained GMP to act as its financial advisor in respect of the Arrangement pursuant to an engagement letter (“Engagement Letter”) dated July 19, 2011 to, among other things, deliver, at the request of the Special Committee of the board of directors of Northgate (the “Special Committee”) an opinion (the “Opinion”) to the Special Committee and the Board as to the fairness of the consideration to be paid by AuRico pursuant to the Arrangement, from a financial point of view, to the shareholders of Northgate. The Engagement Letter provides for GMP to receive from Northgate, for the services provided thereunder, a fee that is not contingent on the successful outcome of the Arrangement, as well as reimbursement of all reasonable legal and out-of-pocket expenses. The fee received by GMP in connection with the Engagement Letter is not material to GMP. In addition, GMP and its affiliates and their respective directors, officers, employees, agents and controlling persons are to be indemnified by Northgate under certain circumstances from and against certain potential liabilities arising out of the performance of professional services rendered to Northgate. GMP may in the future in the ordinary course of business seek to perform financial advisory services or corporate finance services for Northgate and its associates from time to time. GMP has not been engaged to prepare, and has not prepared, a valuation or appraisal of AuRico or Northgate, or any of their respective assets, securities or liabilities (whether on a stand-alone basis or as a combined entity), and the Opinion should not be construed as such. GMP was similarly not engaged to review any legal, tax or accounting aspects of the Arrangement. We have assumed, with the agreement of Northgate, that the Arrangement is not a “related party transaction” or an “insider bid” as defined in Multilateral Instrument 61-101 (“MI 61-101”) and, accordingly, the Arrangement is not subject to the valuation requirements under MI 61-101.

Credentials of GMP

GMP is a wholly-owned subsidiary of GMP Capital Inc., which is a publicly traded investment banking firm listed on the Toronto Stock Exchange with offices in Toronto, Calgary and Montreal, Canada and London, England. GMP is a leading independent Canadian investment dealer focused on investment banking and institutional equities for corporate clients and institutional investors. As part of our investment banking activities, we are regularly engaged in the valuation of securities in connection with mergers and acquisitions, public offerings and private placements of listed and unlisted securities and regularly engage in market making, underwriting and secondary trading of securities in connection with a variety of transactions. GMP is not in the business of providing auditing services and is not controlled by a financial institution.

The Opinion expressed herein represents the opinion of GMP and the form and content hereof have been approved for release by a group of professionals of GMP, each of whom is experienced in merger, acquisition, divestiture, restructurings, valuation and fairness opinion matters.

This Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Industry Regulatory Organization of Canada but Northgate has not been involved in the preparation or review of this Opinion.

Independence of GMP

None of GMP, its affiliates or associates, is an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) (the “Act”) of AuRico or Northgate or of any of their respective associates or affiliates. GMP has been retained by Northgate to provide the Opinion to the Special Committee and Board in respect to the Arrangement. GMP has acted from time to time as an advisor, financial, underwriter or otherwise, to Northgate and its respective associates or affiliates in connection with other transactions.

In the ordinary course of its business, GMP acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have, today, or in the future, positions in the securities of AuRico and Northgate and, from time to time, may have executed or may execute transactions on behalf of AuRico and Northgate or other clients for which it received or may receive compensation. In addition, as an investment dealer, GMP conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including research with respect to AuRico and Northgate.

Scope of Review

GMP has acted as financial advisor to the Special Committee and Board in respect of the Arrangement and certain related matters. In this context, and for the purpose of preparing the Opinion, we have analyzed financial, operational and other information relating to AuRico and Northgate, including information derived from meetings and discussions with the management of Northgate and AuRico. Except as expressly described herein, GMP has not conducted any independent investigations to verify the accuracy and completeness thereof.

In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

a)	reviewed the support agreements dated as of August 28, 2011 provided by the directors and officers of AuRico and the directors and officers of Northgate;

b)	reviewed the Arrangement Agreement between AuRico and Northgate dated August 28, 2011;

c)	reviewed and analyzed certain publicly available financial statements, technical reports, continuous disclosure documents and other information of AuRico and Northgate;

d)	performed a comparison of the multiples implied under the terms of the Arrangement to an analysis of recent comparable precedent transactions involving companies we deemed relevant and the consideration paid for such companies;

e)	performed a comparison of the multiples implied under the terms of the Arrangement to an analysis of the trading levels of similar companies we deemed relevant under the circumstances;

f)	performed a comparison of the consideration to be paid to the shareholders of Northgate to the recent trading levels of securities of Northgate;

g)	reviewed certain internal financial models, analyses, forecasts and projections prepared by the managements of AuRico and Northgate relating to their businesses;

h)	reviewed certain technical information and analysis prepared by the managements of AuRico and Northgate relating to their assets;

i)	discussed with the management of Northgate concerning Northgate’s current business plan, its financial condition and its future business prospects;

j)	reviewed an officer’s certificate addressed to GMP by each of the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer of Northgate dated the date hereof and setting out representations as to certain factual matters and the completeness and accuracy of the information upon which the Opinion is based;

k)	reviewed various equity research reports and industry sources regarding AuRico, Northgate and the mining industry;

l)	reviewed historical metal commodity prices and considered the impact of various commodity pricing assumptions on the business, prospects and financial forecasts of AuRico and Northgate;

m)	performed a comparison of the relative contribution of assets, cash flows, earnings, net asset value, production and reserves/resources by AuRico and Northgate to the relative pro forma ownership of AuRico and Northgate if the Arrangement is completed; and

n)	such other corporate, industry and financial market information, investigations and analyses as GMP considered necessary or appropriate in the circumstances.

In its assessment, GMP looked at several methodologies, analyses and techniques and used a blended approach to determine its opinion on the Arrangement. GMP based the Opinion upon a number of quantitative and qualitative factors.

As part of its analysis, GMP utilized a discounted cash flow approach combined with certain balance sheet items to produce a net asset value approach in combination with other conventional financial methodologies that included a historical trading analysis and market comparable analysis as well as precedent transaction analysis.

GMP has not, to the best of its knowledge, been denied access by Northgate to any information requested. GMP did not meet with the auditors of either AuRico or Northgate and has assumed the accuracy and fair presentation of the audited comparative consolidated financial statements of AuRico and Northgate, and the reports of the auditors thereon.

Assumptions and Limitations

With Northgate’s approval and as provided for in the Engagement Letter, GMP has relied upon and has assumed the completeness, accuracy and fair representation of all financial and other information, data, advice, opinions and representations obtained by GMP from public sources, including information relating to AuRico and Northgate, or provided to GMP by Northgate, and its affiliates or advisors or otherwise pursuant to our engagement and the Opinion is conditional upon such completeness, accuracy and fairness of the information. Subject to the exercise of professional judgment and except as expressly described herein, GMP has not attempted to verify independently the accuracy or completeness of any such information, data, advice, opinions and representations.

The Chief Executive Officer, Chief Financial Officer and Chief Operating Officer of Northgate have represented to GMP in certificates as at the date hereof, among other things, that (i) the information, data, advice, opinions, representations and other materials (verbal or written) (collectively referred to as the “Information”) provided to GMP relating to AuRico, Northgate or the Transaction for the purpose of preparing this Opinion was, at the date the Information was provided to GMP, and is, except as has been disclosed in writing to GMP, complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact (as such term is defined in the Act) in respect of AuRico, Northgate or the Transaction, or omit to state a material fact, necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; (ii) since the dates on which the Information was disclosed or provided to GMP, there has been no material change (as such term is defined in the Act), financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of AuRico or Northgate and there is no new material fact which is of a nature as to render any portion of the Information or any part thereof untrue or misleading in any materially adverse respect or which would reasonably be expected to have a material effect on the Opinion; and (iii) with respect to any portions of the Information that constitute budgets, strategic plans, financial forecasts, projections, models or estimates, such portions of the Information: (A) in the case of Information relating to Northgate, were reasonably prepared on bases reflecting the best currently available estimates and judgment of Northgate, and in the case of Information relating to AuRico, to the best knowledge of the officers of Northgate, were reasonably prepared on bases reflecting the best currently available estimates and judgment of AuRico; (B) were prepared using the assumptions identified therein or otherwise disclosed to GMP, which in the reasonable belief of the management of Northgate are (or were at the time of preparation) reasonable in the circumstances; and (C) are not, in the reasonable belief of the management of Northgate, misleading in any material respect in light of the assumptions used or in light of any developments since the time of their preparation which were disclosed to GMP. GMP has not assumed any responsibility for any independent evaluation or appraisal of any of the assets or liabilities of AuRico or Northgate.

GMP was not engaged to review any legal, tax or accounting aspects of the Arrangement and accordingly expresses no view thereon. The Arrangement is subject to a number of conditions outside the control of AuRico and Northgate and GMP has assumed any and all conditions precedent, contractual or otherwise, to the completion of the Arrangement can be satisfied in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualification. In rendering the Opinion, GMP expresses no view as to the likelihood that any conditions respecting the Arrangement will be satisfied or waived or that the Arrangement will be completed on a timely basis.

The Opinion is rendered as of August 28, 2011 on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof, and the condition and prospects, financial and otherwise, of AuRico and Northgate as they were reflected in the Information and as they were represented to GMP in discussions with the management of AuRico or Northgate. In rendering the Opinion, GMP has assumed that there are no undisclosed material facts relating to AuRico or Northgate, or their respective businesses, operations, capital or future prospects. Any changes therein may affect the Opinion and, although GMP reserves the right to change or withdraw the Opinion in such event, we disclaim any obligation to advise any person of any change that may come to our attention or to update the Opinion after today. Subject to the terms of the Engagement Letter, GMP consents to the inclusion of this Opinion in its entirety, together with a summary thereof, in documents to be sent to shareholders of Northgate, and to be filed with the securities commissions or similar regulatory authorities in each relevant province of Canada. Any other reference to the Opinion or the engagement of GMP by the Special Committee, the Board or Northgate is expressly prohibited without the express written consent of GMP.

The Opinion has been provided solely for the use of the Special Committee and the Board for the purposes of considering the Arrangement and may not be used by any other person or relied upon by any other person or for any other purpose. The Opinion does not constitute a recommendation to the Board or to any shareholder of Northgate as to whether shareholders of Northgate should vote in favour of the Arrangement. The Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without the express written consent of GMP, except that we consent to the inclusion in any information circular of the Opinion in its entirety and to any accompanying disclosure that we approve in advance. GMP considered the Arrangement from a financial point of view of Northgate and did not consider any other circumstances or views.

GMP believes that the analyses and factors considered in arriving at the Opinion must be considered as a whole and is not amenable to partial analyses or summary description and that selecting portions of the analyses and the factors considered, without considering all factors and analyses together, could create a misleading view of the process employed and the conclusions reached. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. In arriving at the Opinion, GMP has not attributed any particular weight to any specific analyses or factor but rather based the Opinion on a number of qualitative and quantitative factors deemed appropriate by GMP based on GMP’s experience in rendering such opinions.

In our analyses and in connection with the preparation of the Opinion, GMP has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement. While in the opinion of GMP, the assumptions used in preparing the Opinion are reasonable in the current circumstances, some or all of these assumptions may prove to be incorrect.

Conclusion and Fairness Opinion

Based upon our analysis and subject to all of the foregoing and such other matters as we have considered relevant, GMP is of the opinion that, as of the date hereof, the consideration to be paid by AuRico pursuant to the Arrangement is fair, from a financial point of view, to the shareholders of Northgate. The Opinion has been provided solely for the use of the Special Committee and Board for the purposes of considering the Arrangement and may not be used or relied upon by any other person or for any other purpose without the express prior written consent of GMP.

Yours very truly,

(Signed)

GMP SECURITIES L.P.

APPENDIX F — MACQUARIE FAIRNESS OPINION

Macquarie Capital Markets Canada Ltd.

August 28, 2011

Special Committee of the Board of Directors

Northgate Minerals Corporation

110 Yonge Street

Suite 1601

Toronto, ON M5C 1T4

Canada

Members of the Special Committee of the Board of Directors:

We understand that Northgate Minerals Corporation (“Northgate”) proposes to enter into an Arrangement Agreement, to be dated as of the date of this letter (the “Arrangement Agreement”) whereby Northgate has agreed to enter into a business combination transaction (the “Transaction”) with AuRico Gold Inc. (“AuRico”). Pursuant to the Transaction, AuRico will acquire 100% of the issued and outstanding common shares of Northgate for 0.365 AuRico common shares per Northgate common share (the “Exchange Ratio”). Each outstanding option of Northgate shall entitle the holder thereof to receive upon the exercise thereof, AuRico common shares based upon the Exchange Ratio and otherwise on the same terms and conditions as in the original option. You have asked us whether, in our opinion, as of the date hereof, the Transaction is fair, from a financial point of view, to Northgate.

In connection with rendering our opinion, we have, among other things:

(i)	reviewed the Revised Proposal dated August 12, 2011 from AuRico and prior proposal letters dated August 9, 2011 and July 27, 2011, and letters in response to the proposals from Northgate dated July 16, 2011, July 29, 2011, August 5, 2011, August 8, 2011 and August 11, 2011 as well as a draft Arrangement Agreement and schedules thereto;

(ii)	reviewed the Officers Certificate dated August 28, 2011 addressed to us from the officers of Northgate;

(iii)	reviewed and analyzed certain publicly available information, including financial statements, equity research reports and industry sources regarding AuRico, Northgate and the mining industry;

(iv)	reviewed certain internal financial and operating analysis and projections prepared by, or on behalf of the management of each of Northgate and AuRico, relating to their respective businesses both on a standalone and combined basis;

(v)	reviewed historical metal commodity prices and considered the impact of various commodity pricing assumptions on the respective business, prospects and financial forecasts of Northgate and AuRico;

(vi)	performed a comparison of relative contribution of assets, cash flow, earnings, net asset value, production and reserves/resources by Northgate and AuRico to the relative pro forma ownership of Northgate and AuRico if the Transaction is completed;

(vii)	discussed the past and current operations, financial projections, current financial condition and prospects of Northgate and AuRico with certain members of senior management of Northgate;

(viii)	performed a comparison of the multiples and premiums implied under the terms of the Arrangement Agreement to an analysis of recent comparable precedent transactions involving companies we deemed relevant and the consideration paid for such companies;

(ix)	performed a comparison of the multiples implied under the terms of the Arrangement Agreement to an analysis of the trading levels of similar companies we deemed relevant under the circumstances;

(x)	performed a comparison of the consideration to be paid to the shareholders of Northgate to the recent trading levels of securities of Northgate;

(xi)	reviewed with Northgate the scope and results of the transaction process to date conducted on behalf of Northgate; and

(xii)	performed such other analyses and examinations and considered such other factors that we deemed appropriate.

For purposes of our analysis and opinion, we have assumed and relied upon, without undertaking responsibility for independently verifying, the accuracy and completeness of the information reviewed by or discussed with us. We have also assumed that the transaction process undertaken by Northgate was appropriate. With respect to the financial projections of Northgate which were furnished to us, we have assumed that such financial projections have been reasonably prepared by Northgate and its advisors on bases reflecting the best currently available estimates and good faith judgments of the future competitive, operating and regulatory environments and related financial performance of Northgate. We express no view as to any such financial projections or the assumptions on which any of them are based.

For purposes of rendering our opinion, we have assumed, with your consent, that the representations and warranties of each party contained in the Arrangement Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Arrangement Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver or modification thereof. We have further assumed, with your consent, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transaction will be obtained without any delay, limitation, restriction or condition that would have an adverse effect on Northgate or the consummation of the Transaction.

We have not made, nor assumed any responsibility for making, any independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of either Northgate or AuRico, nor have we been furnished with any such appraisals, nor have we evaluated the solvency or fair value either of Northgate or AuRico under any provincial or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness from a financial point of view, as of the date hereof, to Northgate, of the Exchange Ratio. Our opinion does not address or express any opinion as to any other term or aspect of the Arrangement Agreement or any agreement or instrument contemplated by the Arrangement Agreement. In addition, our opinion does not address or express any opinion as to the relative merits of the Transaction, as compared to other business or financial strategies that might be available to Northgate, nor does it address the underlying business decision of Northgate to engage in the Transaction. Further, our opinion does not address the fairness of the Exchange Ratio to the holders of any class of securities, creditors or other constituencies of Northgate, or the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Northgate, or class of such persons, in connection with the Transaction, whether relative to the Exchange Ratio or otherwise. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by Northgate and its advisors with respect to legal, regulatory, accounting and tax matters. In addition, you have not authorized us to solicit, and we have not solicited, any third party indications of interest for the purchase of all or any part of Northgate or in the possible financing of Northgate, and, with your approval, we have not considered any prior indications of interest or possible terms of financing transactions of Northgate which were not made under current market conditions.

We have acted as financial advisor to the Special Committee of the Board of Directors of Northgate solely in connection with the matters contemplated by this letter, for providing advice (the “Advice”) to assist the Special Committee and the Board of Directors of Northgate in its determination as to whether or not the Transaction constitutes a “Northgate Superior Proposal” as defined in the arrangement agreement between Northgate and Primero Mining Corp. dated July 12, 2012 and the fairness opinion we gave in respect of the Primero Transaction dated July 12, 2011 (the “Primero Fairness Opinion”). We received a fixed fee in connection with the Primero Fairness Opinion and we will receive a fixed fee for our services which is contingent upon the delivery of our Advice and this written opinion to the Special Committee of the Board of Directors. In addition, Northgate has agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement. In the ordinary course of business, Macquarie Capital Markets Canada Ltd. or its affiliates may actively trade in the debt and equity securities, or options on securities, of Northgate and AuRico and their respective affiliates and portfolio companies, or any other party that may be involved in the Transaction, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates may have in the past provided, may be currently providing and in the future may provide, financial advisory services to Northgate and to AuRico and/or, their respective affiliates or portfolio companies, or any other party that may be involved in the Transaction for which we or such affiliates have received, and would expect to receive, compensation.

It is understood that this opinion is solely for the information of the Special Committee of the Board of Directors of Northgate in connection with and for the purposes of its evaluation of the Transaction, and may not be disclosed to any third party or used for any other purpose without our prior written consent. In addition, no public reference to Macquarie Capital Markets Canada Ltd. or its affiliates relating to the Transaction or this opinion shall be made without our prior written consent.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to Northgate.

Very truly yours,

MACQUARIE CAPITAL MARKETS CANADA LTD.

APPENDIX G — UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS OF THE COMBINED COMPANY

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2010

(Expressed in thousands of U.S. dollars, unless otherwise noted)

The unaudited pro forma condensed consolidated income statement for the fiscal year ended December 31, 2010 combines the historical consolidated income statements of AuRico Gold Inc., formerly known as Gammon Gold Inc. (“AuRico” or the “Company”), Northgate Minerals Corporation (“Northgate”), Capital Gold Corporation (“CGC”), and Nayarit Gold Inc. (“Nayarit”) giving effect to (i) the acquisition by AuRico of the outstanding common shares of Northgate (the “Northgate Transaction”), (ii) the acquisition by AuRico of all of the outstanding securities of CGC (the “CGC Transaction”), and (iii) the acquisition by CGC of all of the outstanding securities of Nayarit, as if all had occurred on January 1, 2010.

The historical consolidated financial information has been adjusted to give effect to pro forma events that are (1) directly attributable to the Northgate Transaction and CGC Transaction (collectively, the “Transactions”), (2) factually supportable, and (3) with respect to the income statement, expected to have a continuing impact on the consolidated results.

The unaudited pro forma condensed consolidated income statement for the year ended December 31, 2010 has been prepared in accordance with Canadian GAAP, and should be read in conjunction with the accompanying notes to the unaudited pro forma condensed consolidated income statement.

In addition, the unaudited pro forma condensed consolidated financial information was based on and should be read in conjunction with the:

•	separate historical audited consolidated financial statements of AuRico as at and for the year ended December 31, 2010, prepared in accordance with Canadian GAAP;

•	separate historical audited consolidated financial statements of Northgate as at and for the year ended December 31, 2010, prepared in accordance with Canadian GAAP;

•

audited consolidated financial statements of CGC as at and for the fiscal year ended July 31, 2010 and 2009, prepared in accordance with U.S. GAAP, and the related notes, including the reconciliation to Canadian GAAP for the year ended July 31, 2010;

•	unaudited interim consolidated financial statements of CGC as at and for the three and six months ended January 31, 2011 and 2010, prepared in accordance with U.S. GAAP;

•	unaudited interim consolidated financial statements of Nayarit as at and for the nine months ended June 30, 2010, prepared in accordance with Canadian GAAP; and

•	unaudited interim consolidated financial statements of Nayarit as at and for the three months ended December 31, 2009, prepared in accordance with Canadian GAAP.

The pro forma condensed consolidated financial information should be read in conjunction with the description of the Transactions in this document and the financial statements, together with notes thereon, that are included in this document, or incorporated by reference herein.

On April 8, 2011, AuRico acquired all of the outstanding securities of CGC pursuant to a merger agreement. Following the completion of the CGC Transaction, the combined entity became known as AuRico. The operating results of CGC are not reflected in the financial statements of AuRico for any periods prior to April 8, 2011. Therefore, in order to provide the additional information necessary to assess the implications of the Transactions, Management of AuRico has reflected CGC’s constructed consolidated financial information for the twelve months ended January 31, 2011 in the pro forma condensed consolidated income statement for the year ended December 31, 2010.

The audited consolidated financial statements of CGC for the year ended July 31, 2010, and the unaudited consolidated financial statements of CGC for the six months ended January 31, 2011 and 2010, have been used to approximate the year ended December 31, 2010. The unaudited income statement for the year ended January 31, 2011 was constructed by adding and deducting the unaudited consolidated income statement for the six months ended January 31, 2011 and the unaudited consolidated income statement for the six months ended January 31, 2010, respectively, from the audited consolidated income statement for the year ended July 31, 2010.

On August 2, 2010, prior to the merger of AuRico and CGC, CGC acquired Nayarit pursuant to a merger agreement. Following the completion of this transaction, the combined entity became known as CGC. The operating results Nayarit are reflected in the unaudited consolidated income statement of CGC for the six months ended January 31, 2011. The operating results of Nayarit are not reflected in the financial statements of CGC for any periods prior to August 2, 2010. Management of AuRico has reflected the consolidated financial information of Nayarit in the pro forma condensed consolidated income statement for the period January 1, 2010 to August 2, 2010. Nayarit’s constructed consolidated financial information for the six months ended June 30, 2010 has been included in the pro forma condensed consolidated income statement for the year ended December 31, 2010 in order to provide the additional information necessary to assess the implications of the CGC Transaction. Nayarit’s unaudited consolidated income statement for the six months ended June 30, 2010 was constructed by deducting the unaudited consolidated income statement for the three months ended December 31, 2009 from the unaudited consolidated income statement for the nine months ended June 30, 2010.

The financial year-ends of AuRico and Northgate are co-terminous ending on December 31. The financial year-ends of AuRico, CGC and Nayarit are non-coterminous; the financial year ends on July 31 for CGC, and September 30 for Nayarit. Given that the financial year-end of CGC differs from AuRico by more than 93 days, pursuant to paragraph 8.4(7)(c) of National Instrument 51-102, Management has prepared an unaudited pro forma constructed income statement as described above. The pro forma financial information was prepared for the purpose of the pro forma condensed consolidated income statement and does not conform with the financial statements for the business included elsewhere in this document.

The financial information presented for Nayarit was prepared based on the historical financial statements of Nayarit prepared and presented in Canadian dollars and was translated from Canadian dollars to U.S. dollars at the average exchange rate for the applicable period for the income statement data.

Management has determined that no material adjustments to the Northgate, CGC or Nayarit financial statements are required to comply with the accounting policies used by AuRico in the preparation of its consolidated financial statements, except as disclosed herein.

The unaudited pro forma condensed consolidated financial information has been presented for informational purposes only. The pro forma information is not necessarily indicative of what the combined companies’ results of operations actually would have been had the Transactions been completed as of the dates indicated. In addition, the unaudited pro forma condensed consolidated financial information does not purport to project the future operating results of the combined company. There are no material transactions between AuRico, Northgate, CGC and Nayarit during the periods presented in the unaudited pro forma condensed consolidated financial information that would need to be eliminated. See notes to the pro forma condensed consolidated financial information below.

The unaudited pro forma condensed consolidated financial information for the year ended December 31, 2010 has been prepared using the purchase method of accounting under Canadian GAAP, and is subject to change and interpretation. AuRico has been identified as the acquirer for accounting purposes for the Transactions. Assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes, which should be read in connection with the unaudited pro forma condensed consolidated financial information. In the opinion of AuRico’s management, all adjustments considered necessary for a fair presentation have been included.

Under purchase accounting, the measurement of the fair value of the consideration issued and the assets and liabilities assumed is dependent upon certain valuations and other studies that have not yet begun or are not yet completed, and will not be completed until after the closing of the Transactions and the finalization of the respective valuation processes. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed consolidated financial information and are necessarily based upon preliminary information available at the time of the preparation of this document. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed consolidated financial information and the combined company’s future results of operations and financial position.

The unaudited pro forma condensed consolidated financial information does not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the Transactions, the costs to integrate the operations of AuRico and Northgate or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements.

AuRico Gold Inc.

Unaudited Pro Forma Condensed Consolidated Income Statement

For the Year ended December 31, 2010

(presented in accordance with Canadian GAAP)

(in thousands of U.S. dollars, except per share data)

	AuRico	CGC	Nayarit	Northgate			Pro Forma Adjustments CGC			Pro forma Adjustments Northgate	Pro Forma Consolidated
							(note 4)			(note 5)
Revenue from mining operations	$238,266	$74,679	$—	$485,047	(i	)	$2,147			$—	$800,139

Expenses
Production costs, excluding amortization and depletion	90,866	28,168	—	303,543	(i	)	2,147			—	421,659
					(ii	)	(3,065)
Mine standby costs	9,214	—		—			—			—	9,214
Refining costs	1,873	—	—	19,015			—			—	20,888
General and administrative costs	27,589	9,877	1,381	12,524			—			—	51,371
Exploration and business development	1,934	2,384	43	22,129	(iii	)	(2,384)	(i	)	(22,129)	1,977
Amortization, depletion and accretion	46,527	3,705	26	115,708	(iv	)	(928)	(ii	)	63,196	233,975
					(v	)	5,741

	178,003	44,134	1,450	472,919			1,511			41,067	739,084

Earnings (loss) before other items	60,263	30,545	(1,450)	12,128			636			(41,067)	61,055

Impairment charge / writedowns	(221,610)	—	—	(80,785)			—			—	(302,395)
Gain on investments	1,260	—	—	—			—			—	1,260
Loss on disposal of assets	(2,582)	—	—	—			—			—	(2,582)
Interest on long-term debt	(3,149)	(1,220)	2	—			—			—	(4,367)
Foreign exchange (loss) gain	(3,091)	—	(3)	8,614	(vi	)	(2,372)			—	3,148
Interest and other income	1,693	11	1	4,071			—			—	5,776
Other	(881)	(56)	—	—			—			—	(937)

	(228,360)	(1,265)	—	(68,100)			(2,372)			—	(300,097)

(Loss) earnings before income taxes	(168,097)	29,280	(1,450)	(55,972)			(1,736)			(41,067)	(239,042)
Future income tax (recovery) expense	(19,094)	—	—	17,041	(vii	)	843	(iii	)	(10,267)	(11,477)
Current tax (recovery)/expense	(1,516)	14,928	—	(1,309)			—			—	12,103

	(20,610)	14,928	—	15,732			843			(10,267)	626

Net (loss) earnings	$(147,487)	$14,352	$(1,450)	$(71,704)			$(2,579)			$(30,800)	$(239,668)

Loss per share
Basic (note 5(iv))	$(1.06)										$(0.86)
Diluted (note 5(iv))	$(1.06)										$(0.86)

Weighted average number of shares outstanding (in thousands)
Basic (note 5(iv))	138,503										278,023
Diluted (note 5(iv))	138,503										278,023

See accompanying notes

AuRico Gold Inc.

Notes to the Unaudited Pro Forma Condensed Consolidated Income Statement December 31, 2010

(In thousands of U.S. dollars, unless otherwise noted)

1. Description of the transaction

On August 29, 2011, AuRico entered into a definitive acquisition agreement with Northgate (the “Agreement”) to acquire all of the issued and outstanding common stock of Northgate by way of a court approved plan of arrangement. Under the terms of the Agreement, each share of Northgate stock will be exchanged for 0.365 AuRico shares, and all of Northgate’s outstanding employee stock options will immediately vest and be exchanged for AuRico stock options. Northgate’s convertible senior notes will be exchanged for AuRico convertible senior notes. As a result of the Northgate Transaction, the shares of Northgate common stock will no longer be listed on any stock exchange or quotation system.

2. Basis of presentation

The unaudited pro forma condensed consolidated financial information for the year ended December 31, 2010 was prepared using the purchase method of accounting. AuRico is considered the legal and accounting acquirer. The unaudited pro forma condensed consolidated financial information was based on the historical financial statements of AuRico, Northgate, CGC and Nayarit. Certain reclassifications have been made to the historical financial statements in preparation of the pro forma condensed consolidated financial information to conform to the financial statement presentation currently adopted by AuRico.

Under purchase accounting, the measurement of the fair value of consideration issued and the assets and liabilities assumed is dependent upon certain valuations and other studies or events that have yet to progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed consolidated financial information. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed consolidated financial information and the combined company’s future results of operations and financial position.

The purchase method of accounting establishes that the consideration transferred be measured at the closing date of the acquisition at the then-current market price. This particular requirement may result in the equity consideration being valued differently from the amount reflected in this unaudited pro forma consolidated financial information.

The assets acquired and liabilities assumed of Northgate will be recorded as of the completion of the Northgate Transaction, primarily at their respective fair values and added to those of AuRico. The results of operations of Northgate will be included in the financial statements of the combined company as of the date of the completion of the Northgate Transaction.

3. Accounting policies

The pro forma condensed consolidated financial information for the year ended December 31, 2010 has been prepared using accounting policies consistent with the policies used in preparing AuRico’s audited consolidated financial statements as at and for the year ended December 31, 2010, in accordance with Canadian GAAP, except as disclosed herein.

4. CGC Transaction Pro forma adjustments and assumptions

Adjustments included in the “Pro forma adjustments CGC” column represent the following:

(i)	CGC’s accounting policy was to net revenues from sales of silver against production costs as CGC considers silver to be a by-product. AuRico sells silver directly and, accordingly, such amounts are recognized as revenue. A pro forma adjustment has been presented to classify silver sales on a basis consistent with AuRico’s accounting policy.

(ii)	On the acquisition of CGC, AuRico recorded CGC’s royalty obligation assumed on acquisition at fair value. Previously, CGC had recorded the net smelter return payments associated with this obligation as an expense; accordingly, a pro forma adjustment to reverse the expense originally recorded by CGC has been reflected.

(iii)	This adjustment is to capitalize certain exploration costs that were expensed under U.S. GAAP, but which have been capitalized in accordance with AuRico’s accounting policy.

(iv)	This adjustment represents the impact of aligning CGC’s useful life and depreciation policies for its property, plant and equipment, with AuRico’s accounting policies under Canadian GAAP.

(v)	This pro forma adjustment reflects the increase to amortization and depletion expense of approximately $5,741 associated with the estimated increase to mining interests and the exploration property interest in connection with the preliminary fair value adjustment of approximately $79,594.

(vi)	AuRico management has determined the functional currency of CGC’s operating subsidiary to be the U.S. dollar. The unaudited pro forma consolidated financial information has been adjusted to reflect this determination.

(vii)	This pro forma adjustment reflects an estimate of the future income tax impacts of the acquisition on the income statement, primarily related to the amortization, depletion and depreciation expense adjustments; the reversal of royalty payments; the capitalization of exploration costs adjustment; and the U.S. dollar functional currency adjustment. The estimated rate is based on the historical effective tax rate for Mexico, which is 28% for the year ended December 31, 2010. AuRico believes that using its historical effective tax rate is factually supportable in that it is derived from statutory rates. The actual effective tax rate of the combined company could be significantly different (either higher or lower) than the estimated tax rate, and depends on post-acquisition activities, including repatriation decisions.

5. Northgate Transaction Pro forma adjustments and assumptions

Adjustments included in the “Pro forma adjustments Northgate” column represent the following:

(i)	This pro forma adjustment reflects the capitalization of exploration costs incurred and previously expensed by Northgate in accordance with AuRico’s accounting policy.

(ii)	This pro forma adjustment reflects the increase to amortization and depletion expense of approximately $63,196 associated with the estimated increase to mining interests in connection with the preliminary fair value adjustment.

(iii)	This pro forma adjustment reflects an estimate of the future income tax impacts of the acquisition on the income statement, primarily related to the depletion and amortization adjustment, and the capitalization of exploration costs. The estimated rate of 25% is based on the long-term (2013 onward) statutory rate in effect in British Colombia and Ontario, Canada, and Australia. AuRico believes that using this tax rate is factually supportable in that it is derived from statutory rates in these respective jurisdictions. The actual effective tax rate of the combined company could be significantly different (either higher or lower) than the estimated tax rate, and depends on post-acquisition activities.

(iv)	The unaudited pro forma consolidated basic and diluted weighted average number of shares outstanding for the period presented is calculated as follows:

(in thousands)
AuRico’s weighted average number of shares outstanding — basic and diluted	138,503
Adjustment for AuRico common shares assumed issued on January 1, 2010 to Northgate shareholders in connection with the Northgate Transaction	106,724
Adjustment for AuRico common shares assumed issued on January 1, 2010 to CGC shareholders in connection with the CGC Transaction	32,797

Pro forma consolidated weighted average number of shares outstanding — basic and diluted	278,023

The effect of stock options, warrants, and convertible senior notes is anti-dilutive and has therefore not been included in the determination of the diluted weighted average number of shares.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

AS AT AND FOR THE SIX MONTHS ENDED JUNE 30, 2011

(Expressed in thousands of U.S. dollars, unless otherwise noted)

The unaudited pro forma condensed consolidated income statement for the six months ended June 30, 2011 combines the historical consolidated income statements of AuRico Gold Inc., formerly known as Gammon Gold Inc. (“AuRico” or the “Company”), Northgate Minerals Corporation (“Northgate”), and Capital Gold Corporation (“CGC”), giving effect to (i) the acquisition by AuRico of the outstanding common shares of Northgate (the “Northgate Transaction”), and (ii) the acquisition by AuRico of all of the outstanding securities of CGC (the “CGC Transaction”) as if both had occurred on January 1, 2011.

The unaudited pro forma condensed consolidated balance sheet as at June 30, 2011 combines the historical consolidated balance sheets of AuRico and Northgate, giving effect to the Northgate Transaction as if it had occurred on June 30, 2011.

The historical consolidated financial information has been adjusted to give effect to pro forma events that are (1) directly attributable to the Northgate Transaction and the CGC Transaction (collectively, the “Transactions”), (2) factually supportable, and (3) with respect to the income statements, expected to have a continuing impact on the consolidated results.

The unaudited pro forma condensed consolidated balance sheet and income statement as at and for the six months ended June 30, 2011 have been prepared in accordance with International Financial Reporting Standards (“IFRS”). These pro forma condensed consolidated financial statements should be read in conjunction with the accompanying notes to the unaudited pro forma condensed consolidated financial statements.

In addition, the unaudited pro forma condensed consolidated financial information was based on and should be read in conjunction with the:

•	unaudited interim consolidated financial statements of AuRico as at and for the six months ended June 30, 2011, prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”);

•	unaudited interim consolidated financial statements of Northgate as at and for the six months ended June 30, 2011, prepared in accordance with IAS 34;

•	unaudited interim consolidated financial statements of CGC as at and for the three and six months ended January 31, 2011 and 2010, prepared in accordance with U.S. GAAP.

The pro forma condensed consolidated financial information should be read in conjunction with the description of the Transactions in this document and the financial statements, together with notes thereon, that are included in this document, or incorporated by reference herein.

On April 8, 2011, AuRico acquired all of the outstanding securities of CGC pursuant to a merger agreement. Following the completion of this transaction, the combined entity became known as AuRico. The operating results and financial position of CGC are reflected in the financial statements of AuRico as at and for approximately the three months ended June 30, 2011. The operating results of CGC are not reflected in the financial statements of AuRico for any periods prior to April 8, 2011. Therefore, in order to provide the additional information necessary to assess the implications of the Transactions, Management of AuRico has reflected CGC’s consolidated financial information for the three months ended January 31, 2011 in the pro forma condensed consolidated income statement for the six months ended June 30, 2011. The unaudited consolidated financial statements of CGC for the three months ended January 31, 2011 have been used to approximate the period from January 1, 2011 to April 8, 2011.

The financial year-ends of AuRico and Northgate are co-terminous ending on December 31. The financial year-ends of AuRico and CGC are non-coterminous; the financial year ends on July 31 for CGC. Given that the financial year-end of CGC differs from AuRico by more than 93 days, pursuant to paragraph 8.4(7)(c) of National Instrument 51-102, Management has prepared an unaudited pro forma constructed income statement as described above. The pro forma financial information was prepared for the purpose of the pro forma condensed consolidated financial statements and do not conform with the financial statements for the business included elsewhere in this document.

Management has determined that no material adjustments to the Northgate or CGC financial statements are required to comply with the accounting policies used by AuRico in the preparation of its consolidated financial statements, except as disclosed herein.

The unaudited pro forma condensed consolidated financial information has been presented for informational purposes only. The pro forma information is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the Transactions been completed as of the dates indicated. In addition, the unaudited pro forma condensed consolidated financial information does not purport to project the future financial position or operating results of the combined company.

There are no material transactions between AuRico, Northgate, and CGC during the periods presented in the unaudited pro forma condensed consolidated financial information that would need to be eliminated. See notes to the pro forma condensed consolidated financial information below.

The unaudited pro forma condensed consolidated financial information for the six months ended June 30, 2011 has been prepared using the acquisition method of accounting under IFRS, which is subject to change and interpretation. AuRico has been identified as the acquirer for accounting purposes for the Transactions. Assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes, which should be read in connection with the unaudited pro forma condensed consolidated financial information. In the opinion of AuRico’s management, all adjustments considered necessary for a fair presentation have been included.

Under acquisition accounting, measurement of the fair value of the consideration issued and the assets and liabilities assumed is dependent upon certain valuations and other studies that have not yet begun or are not yet completed, and will not be completed until after the closing of the Transactions and the finalization of the respective valuation processes. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing the unaudited pro forma condensed consolidated financial information and are necessarily based upon preliminary information available at the time of the preparation of this document. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed consolidated financial information and the combined company’s future results of operations and financial position.

The unaudited pro forma condensed consolidated financial information does not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the Transactions, the costs to integrate the operations of AuRico and Northgate, or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements.

AuRico Gold Inc.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As at June 30, 2011

(presented in accordance with IFRS)

(in thousands of U.S. dollars)

					Pro Forma	Pro forma
	AuRico	Northgate			Adjustments	Consolidated
					(note 6)

ASSETS
Current assets
Cash and cash equivalents	$102,119	$244,469	(i	)	$(25,000)	$298,488
			(v	)	(3,400)
			(vi	)	(19,700)
Receivables and derivative assets	17,130	37,459			—	54,589
Investments	12,986	—			—	12,986
Inventories	117,811	26,973			—	144,784
Prepaids and deposits	3,365	3,190			—	6,555
Assets held for sale	—	739			—	739

Total current assets	253,411	312,830			(48,100)	518,141
Deposits on property, plant and equipment	1,655	—			—	1,655
Long-term ore in process inventory	52,964	—			—	52,964
Investments	1,878	1,923			—	3,801
Other long-term assets	—	49,942	(ix	)	(1,495)	48,447
Deferred tax assets	—	10,476			—	10,476
Property, plant and equipment and mining interests	772,110	431,722	(viii	)	717,583	1,932,003
			(xi	)	10,588
Intangible assets	3,215	—			—	3,215
Goodwill	233,289	—	(vii	)	397,700	630,989

Total assets	$1,318,522	$806,893			$1,076,276	$3,201,691

See accompanying notes

AuRico Gold Inc.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As at June 30, 2011

(presented in accordance with IFRS)

(in thousands of U.S. dollars)

					Pro Forma	Pro forma
	AuRico	Northgate			Adjustments	Consolidated
					(note 6)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade payables and accrued liabilities	$53,052	$64,856			—	$117,908
Current income tax liability	15,005	—			—	15,005
Current portion of long-term debt	4,182	8,519			—	12,701
Derivative liabilities	6,704	—	(vi	)	2,574	9,278
Current portion of other long-term liabilities	772	—			—	772
Current portion of long-term provisions	5,281	26,081			—	31,362

Total current liabilities	84,996	99,456			2,574	187,026

Long-term debt	35,226	14,746			—	49,972
Other long-term liabilities	4,886	388			—	5,274
Long-term provisions	14,560	35,976			—	50,536
Employee future benefits	368	—			—	368
Convertible senior notes	—	133,950	(iii	)	7,703	141,653
Option component of convertible senior notes	—	33,409	(iii	)	39,573	72,982
Deferred income tax liability	141,966	4,728	(x	)	181,669	328,363

Total long-term liabilities	197,006	223,197			228,945	649,148

Total liabilities	282,002	322,653			231,519	836,174

Shareholders’ equity
Capital stock	1,238,407	407,352	(iii	)	(407,352)	2,557,510
			(iv	)	1,319,103
Contributed surplus	27,344	10,719	(iii	)	(10,719)	47,812
			(ii	)	20,468
Deficit	(234,666)	29,551	(iii	)	(29,551)	(245,240)
			(vi	)	(10,574)
Accumulated other comprehensive income	5,435	36,618	(iii	)	(36,618)	5,435

Total shareholders’ equity	1,036,520	484,240			844,757	2,365,517

Total liabilities and shareholders’ equity	$1,318,522	$806,893			$1,076,276	$3,201,691

See accompanying notes

AuRico Gold Inc.

Unaudited Pro Forma Condensed Consolidated Income Statement

For the Six Months ended June 30, 2011

(presented in accordance with IFRS)

(in thousands of U.S. dollars, except per share data)

						Pro Forma	Pro forma
	AuRico	CGC	Northgate			Adjustments	Consolidated
						(note 6)
Revenue from mining operations	$183,217	$20,038	$190,443	(xii	)a	$744	$394,442

Expenses
Production costs, excluding amortization and depletion	51,391	7,676	117,659	(xii	)a	744	176,648
				(xii	)b	(822)
Refining costs	934	—	3,976			—	4,910
Mine standby costs	11,146	—	—			—	11,146
Amortization and depletion	24,526	1,030	52,627	(viii	)	28,703	107,933
				(xii	)c	(388)
				(xii	)d	1,435

Total cost of sales	87,997	8,706	174,262			29,672	300,637

General and administrative costs	17,758	1,430	9,231				28,419
Exploration and business development	10,101	826	10,588	(xi	)	(10,588)	10,101
				(xii	)e	(826)
Decommissioning and site rehabilitation	—	—	12,652			—	12,652

Earnings before other items	67,361	9,076	(16,290)			(17,514)	42,633

Interest income	—	—	2,458			—	2,458
Foreign exchange (loss) gain	(3,200)	—	6,258	(xii	)f	(1,554)	1,504
Fair value adjustment on option component of convertible notes	—	—	14,005			—	14,005
Finance costs	(1,534)	(273)	(1,476)			—	(3,283)
Other income (expense)	2,553	13	(4,234)			—	(1,668)

	65,180	8,816	721			(19,068)	55,649

Deferred income tax recovery	(3,814)	—	(13,764)	(x	)	(4,529)	(22,532)
				(xii	)g	(253)
				(xii	)h	(172)
Current tax expense (recovery)	32,685	3,526	7,744			—	43,955

	28,871	3,526	(6,020)			(4,954)	21,423

Net earnings	$36,309	$5,290	$6,741			$(14,114)	$34,226

Earnings per share
Basic (xiii)	$0.24						$0.12
Diluted (xiii)	$0.24						$0.07

Weighted average number of shares outstanding (in thousands)
Basic (xiii)	153,542						278,929
Diluted (xiii)	154,121						295,534

See accompanying notes

AuRico Gold Inc.

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements June 30, 2011

(In thousands of U.S. dollars, unless otherwise noted)

1. Description of the transaction

On August 29, 2011, AuRico entered into a definitive acquisition agreement with Northgate (the “Agreement”) to acquire all of the issued and outstanding common stock of Northgate by way of a court approved plan of arrangement. Under the terms of the Agreement, each share of Northgate stock will be exchanged for 0.365 AuRico shares, and all of Northgate’s outstanding employee stock options will immediately vest and be exchanged for AuRico stock options. Northgate’s convertible senior notes will be exchanged for AuRico convertible senior notes. As a result of the Northgate Transaction, the shares of Northgate common stock will no longer be listed on any stock exchange or quotation system.

2. Basis of presentation

The unaudited pro forma condensed consolidated financial information as at and for the six months ended June 30, 2011 was prepared using the acquisition method of accounting. AuRico is considered the legal and accounting acquirer. The unaudited pro forma condensed consolidated financial information was based on the historical financial statements of AuRico, Northgate, and CGC. Certain reclassifications have been made to the historical financial statements in preparation of the pro forma condensed consolidated financial information to conform to the financial statement presentation currently adopted by AuRico.

Under acquisition accounting, the measurement of the fair value of the consideration issued and of the assets and liabilities assumed is dependent upon certain valuations and other studies or events that have yet to progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed consolidated financial information. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed consolidated financial information and the combined company’s future results of operations and financial position.

The acquisition method of accounting establishes that the consideration transferred be measured at the closing date of the acquisition at the then-current market price. This particular requirement may result in the equity consideration being valued differently from the amount reflected in this unaudited pro forma consolidated financial information. See note 4 for the estimate of consideration expected to be transferred.

The assets acquired and liabilities assumed of Northgate will be recorded as of the completion of the Northgate Transaction, primarily at their respective fair values and added to those of AuRico. The results of operations of Northgate will be included in the financial statements of the combined company as of the date of the completion of the Northgate Transaction.

Acquisition-related transaction costs (i.e., advisory, legal, valuation, and other professional fees) and certain acquisition-related restructuring charges affecting Northgate and CGC are not included as a component of consideration transferred but are accounted for as expenses in the periods during which the costs are incurred. Total acquisition-related transaction costs expected to be incurred by AuRico and Northgate on a combined basis in connection with the Northgate Transaction are approximately $22,274, on a pre-tax basis, including the issuance by AuRico of common share purchase warrants with an estimated fair value of $2,574. The approximate transaction costs are reflected in the unaudited pro forma condensed consolidated balance sheet as a reduction to cash and cash equivalents, an increase to derivative liabilities for the issuance of common share purchase warrants, and an increase to the deficit balance for AuRico’s portion of the estimated transaction costs of $10,574. Northgate’s portion of the estimated transaction costs has been reflected within the preliminary purchase price allocation as a reduction of the book value of net assets acquired. The unaudited pro forma condensed consolidated income statement does not reflect any acquisition-related transaction costs incurred in connection with the Northgate Transaction. Transaction costs incurred by AuRico in connection with the CGC Transaction of approximately $9,360, on a pre-tax basis, have been reflected in AuRico’s consolidated financial statements as at and for the six months ended June 30, 2011.

3. Accounting policies

The pro forma condensed consolidated financial information as at and for the six months ended June 30, 2011 has been prepared using accounting policies consistent with the policies used in preparing AuRico’s unaudited condensed consolidated financial statements as at and for the six months ended June 30, 2011, in accordance with IFRS.

4. Estimated consideration transferred

The following is a preliminary estimate of consideration to be transferred to effect the acquisition:

	Conversion calculation	Fair value
Northgate common shares outstanding on September 8, 2011	292,393,362
Multiplied by the exchange ratio of 0.365 common shares of AuRico for each share of Northgate outstanding	106,723,577 AuRico shares to be issued
Multiplied by AuRico’s stock price as at September 8, 2011	$12.36	$1,319,103
Number and estimated fair value of vested Northgate stock options exchanged for stock options in the combined company	3,233,827	20,468
Estimate of change of control payments to be paid to Northgate employees stemming from existing employment agreements	n/a	3,400

Estimate of consideration to be transferred (1)		$1,342,971

(1)	The estimated consideration expected to be transferred reflected in this unaudited pro forma condensed consolidated financial information does not purport to represent what the actual consideration transferred will be when the Northgate Transaction is consummated. In accordance with the acquisition method of accounting, the fair value of equity securities issued as part of the consideration transferred will be measured on the closing date of the merger at the then-current market price. This requirement will likely result in a per share equity component different from the $12.36 assumed in this unaudited pro forma condensed consolidated financial information and that difference may be material. For purposes of determining the consideration transferred within the unaudited pro forma condensed consolidated financial information, the closing AuRico common share price of $12.36 on September 8, 2011 was used in the calculation. Management has used a 5% variability factor to illustrate the impact share price movements have on consolidated goodwill and shareholders’ equity. AuRico management deems this variability factor reasonable in light of current share price volatility.

	Pro forma purchase price allocation	Increase in AuRico share price by 5%	Decrease in AuRico share price by 5%
Price per share applied in the determination of consideration	$12.36	$12.98	$11.74
Shares issued	106,723,577	106,723,577	106,723,577
Consideration issued to Northgate shareholders (excluding stock options and change in control payments)	$1,319,103	$1,385,272	$1,252,935
Estimated fair value of replacement stock options issued	$20,468	$22,173	$18,893
Change in control payments	$3,400	$3,400	$3,400
Total consideration	$1,342,971	$1,410,845	$1,275,228
Consolidated goodwill	$630,989	$698,863	$563,246
Consolidated shareholders’ equity	$2,365,517	$2,433,391	$2,297,774

5. Estimate of assets to be acquired and liabilities to be assumed

The following is a preliminary estimate of the assets to be acquired and the liabilities to be assumed by AuRico in the Northgate Transaction, reconciled to the consideration transferred as a result of the acquisition as at June 30, 2011:

Book value of net assets acquired	$484,240
Fair value and other adjustments to:
Mining interest (i)	717,583
Other long-term assets (ii)	(1,495)
Deferred income tax liability (iii)	(181,669)
Goodwill (iv)	397,700
Cash payment associated with the break fee (v)	(25,000)
Convertible senior notes (vi)	(7,703)
Option component of convertible senior notes (vi)	(39,573)
Capitalization of exploration costs (vii)	10,588
Estimated Northgate transaction costs (viii)	(11,700)

Estimate of consideration expected to be transferred	$1,342,971

i.	Reflects an adjustment of $717,583 to record the preliminary fair value adjustment allocated to Northgate’s mining interests.

ii.	Reflects an adjustment of $1,495 to eliminate deferred financing fees previously deferred by Northgate and classified within Other long-term assets. The adjustment reflects the net balance as of June 30, 2011. These deferred financing fees primarily relate to Northgate’s revolving credit facility which has been reflected in the pro forma condensed consolidated balance sheet at fair value. Accordingly, AuRico management has determined the fair value of this account to be nil. The carrying value of all other assets and liabilities is assumed to approximate fair value.

iii.	Represents the estimated deferred income tax liability, based on an estimated income tax rate of 25%, multiplied by the estimated difference between the fair value of the purchase price allocation adjustments made to assets and liabilities, excluding goodwill, and the estimated tax bases of the associated assets and liabilities, excluding goodwill. The pro forma adjustment to record the effect of deferred taxes was computed as follows:

Estimated differences between the estimated fair values and the tax bases:
Mining interest and property and equipment	$717,583
Capitalization of exploration costs	10,588
Other long-term assets	(1,495)

$726,676

Associated deferred income taxes at 25% tax rate:	$181,669

iv.	Goodwill represents the excess of the preliminary purchase price over the estimated fair value of assets acquired and liabilities assumed.

v.	Represents the break-fee assumed to be paid by Northgate to Primero Mining Corp. (“Primero”) in connection with a previously announced transaction between Northgate and Primero that did not proceed, thereby reducing the fair value of the net assets acquired.

vi.	Reflects the preliminary fair value adjustment associated with Northgate’s convertible senior notes.

vii.	Reflects the impact of capitalizing exploration costs in accordance with AuRico’s accounting policy, resulting in an increase to the book value of the net assets acquired by AuRico.

viii.	Reflects the impact of Northgate’s estimated transaction costs in connection with the Northgate Transaction of $11,700, resulting in a decrease to the book value of the net assets acquired by AuRico.

6. Pro forma adjustments and assumptions

Adjustments included in the “Pro forma adjustments” column represent the following:

(i)	This pro forma adjustment assumes the payment of the $25,000 break-fee by Northgate to Primero. These costs are not expected to continue, and as such, an adjustment has not been included in the unaudited pro forma condensed consolidated income statement.

(ii)	This pro forma adjustment reflects the fair value of 3,233,827 replacement stock options outstanding with a total estimated fair value of $20,468.

(iii)	These pro forma adjustments eliminate the historical equity accounts of Northgate. These adjustments also reflect the fair value adjustment associated with the convertible senior notes as at June 30, 2011.

(iv)	This pro forma adjustment reflects the issuance of 106,723,577 shares of AuRico common shares at $12.36 per share in connection with the acquisition of 100% of the outstanding shares of Northgate capital stock.

(v)	This pro forma adjustment reflects the reduction in cash of $3,400 associated with the change of control payments, which have been treated as additional purchase consideration.

(vi)	This pro forma adjustment reflects AuRico and Northgate’s combined estimated transaction costs of approximately $22,274 associated with the Northgate Transaction, including the issuance by AuRico of common share purchase warrants at their estimated fair value of $2,574. These costs are reflected as an adjustment to cash and cash equivalents, derivative liabilities for the fair value associated with the common share purchase warrants (as the common share purchase warrants will be issued in a foreign currency, they meet the definition of a derivative instrument and are classified as a financial liability), and the deficit balance for AuRico’s portion of the estimated transaction costs of $10,574. Northgate’s portion of the estimated transaction costs of $11,700 has been reflected within the preliminary purchase price allocation as a reduction in the book value of net assets acquired. These costs are not expected to continue, and as such, an adjustment has not been included within the pro forma condensed consolidated income statement.

(vii)	This pro forma adjustment reflects the estimate of acquisition-date goodwill associated with the Northgate Transaction.

(viii)	This pro forma adjustment reflects the estimated increase to mining interests associated with the preliminary fair value adjustment of approximately $717,583, as well as the associated increase to amortization and depletion of approximately $28,703 for the six months ended June 30, 2011.

(ix)	This pro forma adjustment reflects the Company’s estimate of the fair value of the deferred financing fees included within other long-term assets as at June 30, 2011.

(x)	This pro forma adjustment reflects an estimate of the tax impacts of the acquisition on the balance sheet and income statements, primarily related to the estimated fair value adjustment for mining interests and the capitalization of exploration costs. The estimated rate of 25% is based on the long-term (2013 onward) statutory rate in effect in British Columbia and Ontario, Canada, and Australia. AuRico believes that using this tax rate is factually supportable in that it is derived from statutory rates in these respective jurisdictions. The actual effective tax rate of the combined company could be significantly different (either higher or lower) than the estimated tax rate, and depends on post-acquisition activities.

(xi)	This pro forma adjustment reflects the capitalization of exploration costs incurred and previously expensed by Northgate in accordance with AuRico’s accounting policy.

(xii)	The following pro forma adjustments relate to adjustments associated with the CGC Transaction and financial information prior to April 8, 2011:

a.	CGC’s accounting policy was to net revenues from sales of silver against production costs as CGC considers silver to be a by-product. AuRico sells silver directly and, accordingly, such amounts are recognized as revenue. A pro forma adjustment has been presented to classify silver sales on a basis consistent with AuRico’s accounting policy.

b.	On the acquisition of CGC, AuRico recorded CGC’s royalty obligation assumed at fair value. Previously, CGC had recorded the net smelter return payments associated with this obligation as an expense; accordingly, a pro forma adjustment to reverse the expense originally recorded by CGC has been reflected.

c.	This adjustment represents the impact of aligning CGC’s useful life and depreciation policies for its property, plant and equipment, with AuRico’s accounting policies under IFRS.

d.	This pro forma adjustment reflects the estimated increase to amortization and depletion of approximately $1,435 for the three months ended March 31, 2011 in connection with the fair-value adjustments to mining interests and the exploration property interest stemming from the CGC Transaction.

e.	This adjustment is to capitalize certain exploration costs that were expensed under U.S. GAAP, but which have been capitalized in accordance with AuRico’s policy.

f.	AuRico management has determined the functional currency of CGC’s operating subsidiary to be the U.S. dollar. The unaudited pro forma consolidated financial information has been adjusted to reflect this determination.

g.	This adjustment represents the deferred tax expense impact of the adjustments primarily related to depreciation and amortization, the capitalization of exploration costs, and the U.S. dollar functional currency. The estimated rate is based on the historical effective tax rate for Mexico, which is 28% for the three months ended March 31, 2011. AuRico believes that using its historical effective tax rate is factually supportable in that it is derived from statutory rates. The actual effective tax rate of the combined company could be significantly different (either higher or lower) than the estimated tax rate, and depends on post-acquisition activities, including repatriation decisions.

h.	This pro forma adjustment reflects an estimate of the tax impacts of the CGC Transaction on the pro forma condensed consolidated income statement, primarily related to the estimated fair value adjustments for mining interests and the reversal of royalty payments. The estimated rate is based on the historical effective tax rate for Mexico, which is 28% for the three months ended March 31, 2011.

(xiii)	The unaudited pro forma consolidated basic and diluted earnings per share for the period presented is calculated as follows:

Pro forma consolidated net earnings for the period	$35,957
Effect of dilutive securities:
Fair value adjustment on option component of convertible senior notes	14,005

Pro forma diluted net earnings for the period	$21,952

(share information is in thousands)
AuRico’s weighted average number of shares outstanding — basic	153,542
Adjustment for AuRico common shares assumed issued on January 1, 2011 to Northgate shareholders in connection with the Northgate Transaction	106,724
Adjustment for AuRico common shares assumed issued on January 1, 2011 (rather than April 8, 2011) in connection with the CGC Transaction	18,663

Pro forma weighted average common shares outstanding — basic	278,929

AuRico’s weighted average number of shares outstanding — diluted	154,356
Adjustment for AuRico common shares assumed issued on January 1, 2011 to Northgate shareholders in connection with the Northgate Transaction	106,724
Adjustment for AuRico common shares assumed issued on January 1, 2011 (rather than April 8, 2011) in connection with the CGC Transaction	18,663
Effect of pro forma dilutive securities:
Convertible senior notes (a)	15,201
Stock options	590

Pro forma weighted average common shares outstanding — diluted	295,534

(a)	Based on Northgate’s convertible senior notes, which convert to 41,646,260 Northgate common shares. Based on the 0.365 conversion factor contemplated within the Northgate Transaction, this results in approximately 15,200,884 AuRico common shares.

APPENDIX H — PART 8 DIVISION 2 OF THE BCBCA

Definitions and application

237 (1) In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent; and

“payout value” means,

(a) in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b) in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or

(c) in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2)	This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a) the court orders otherwise, or

(b) in the case of a right of dissent authorized by a resolution referred to in section 238(1)(g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a) under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b) under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c) under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d) in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e) under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f) under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g) in respect of any other resolution, if dissent is authorized by the resolution; or

(h) in respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must:

(a) prepare a separate notice of dissent under section 242 for

(i) the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting;

(b) identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent; and

(c) dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a) dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b) cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239	(1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a) provide to the company a separate waiver for

(i) the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver; and

(b) identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a) the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b) any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240	(1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution; and

(b) a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution; and

(b) a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a) a copy of the resolution;

(b) a statement advising of the right to send a notice of dissent, and

(c) if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241	If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent:

(a) a copy of the entered order; and

(b) a statement advising of the right to send a notice of dissent.

Notice of dissent

242	(1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must:

(a) if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be;

(b) if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section; or

(c) if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i) the date on which the shareholder learns that the resolution was passed, and

(ii) the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a) on or before the date specified by the resolution or in the statement referred to in section 240(2)(b) or (3)(b) as the last date by which notice of dissent must be sent, or

(b) if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a) within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b) if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and:

(i) the names of the registered owners of those other shares;

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners; and

(iii) a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c) if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and:

(i) the name and address of the beneficial owner; and

(ii) a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243	(1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a) if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i) the date on which the company forms the intention to proceed, and

(ii) the date on which the notice of dissent was received, or

(b) if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must

(a) be dated not earlier than the date on which the notice is sent,

(b) state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c) advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244	(1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a) a written statement that the dissenter requires the company to purchase all of the notice shares,

(b) the certificates, if any, representing the notice shares, and

(c) if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1)(c) must

(a) be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b) set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a) the dissenter is deemed to have sold to the company the notice shares, and

(b) the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245	(1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a) promptly pay that amount to the dissenter, or

(b) if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a) determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b) join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c) make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a) pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b) if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a) the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b) if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a) the company is insolvent, or

(b) the payment would render the company insolvent.

Loss of right to dissent

246	The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a) the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b) the resolution in respect of which the notice of dissent was sent does not pass;

(c) the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d) the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e) the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f) a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g) with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h) the notice of dissent is withdrawn with the written consent of the company; or

(i) the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247	If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a) the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b) the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c) the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

APPENDIX I — INFORMATION CONCERNING THE EL CHANATE PROPERTY

The information contained in this Appendix I is an excerpt from the National Instrument 43-101 Technical Report, titled “NI 43-101 Capital Gold Corporation; El Chanate Gold Mine; Sonora, Mexico” prepared for Capital Gold Corporation (“Capital Gold”) by SRK Consulting (U.S.), Inc. (“SRK”), dated November 27, 2009. Portions of this report were obtained from a previous NI 43-101 compliance technical report titled “El Chanate Project; Sonora, Mexico; Technical Report” dated June 12, 2009 prepared by Independent Mining Consultants, Inc. (“IMC”) and authored by Michael G. Hester. The full text of this Technical Report can be found on SEDAR at www.sedar.com under the profile of Capital Gold.

The information contained in this Appendix I has been provided directly in this Circular in order to satisfy the Canadian securities regulatory authorities’ disclosure requirements relating to this recently acquired property. As at the date of this Circular, the information contained in this Appendix I has not been disclosed in any continuous disclosure documents publicly filed by AuRico. The information contained in this Appendix I reflects the level of disclosure with respect to the El Chanate Property that would be expected to be provided in an annual information form of AuRico for the financial year following the acquisition of the El Chanate Property.

The information contained in this Appendix I has been provided by AuRico. Although Northgate has no knowledge that would indicate that any of such information is untrue or incomplete, Northgate does not assume any responsibility for the accuracy or completeness of such information or the failure by AuRico to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Northgate.

Project Description and Location

Location

The El Chanate project (the “Project”) is located in northern Mexico in the northwest corner of the State of Sonora, Municipality of Altar. The mine site is 25 km northeast of Caborca, 280 km northwest of Hermosillo, 150 km southeast of Sonoita, and 170 km southwest of Tucson, Arizona at UTM geographical coordinates 412,150E, 3,407,880N (Lat 30°48’10”N, Long 111°55’00”W). Caborca, with a population of 70,000, is the largest town in the area. Pitiquito and Altar are smaller nearby towns located off Highway 2 west and east of the Project, respectively. Geographically, El Chanate is on the south-eastern margin of the NW-SE mountain range formed by Sierras La Gloria, El Alamo, Batamote and El Chanate. Locally, the Project resides on the Escalante cattle ranch ground. The Project is on 3,665.47 hectares of land.

Nature and Extent of AuRico’s Title and Interest in the Project

Exploracion y Mineria Independencia, S.A. de C.V. (“EMISA”) purchased surface property ownership, consisting of 466 hectares in Altar, Sonora, on January 27, 1998. The ownership was conveyed to Capital Gold’s subsidiary Oro de Altar S.A. de C.V. in 2002. Minera Santa Rita S. de R.L de C.V. (“MSR”) has a lease on the property from Oro de Altar S.A for the purpose of mining the El Chanate gold deposit. The purchase transaction was recorded as public deed 19,591 granted by Mr. Jose Maria Morera Gonzalez, Notary Public 102 of the Federal District, registered at the Public Registry of Property of Caborca, Sonora, under number 36026, book one, volume 169 of the real estate registry section on May 7, 1998. Minera Santa Rita S. de R.L. de C.V. is wholly-owned by Capital Gold.

The property was legally surveyed in 2001 by Soto & Juvera, registered surveyors in the state of Sonora, Mexico. In the field, mineral concession information is marked on white concrete mineral monuments measuring approximately 1 meter in height and 0.5m2. The corners of the surface land ownership are marked by one-half meter cubic concrete monuments painted red. Semi-annual payments of approximately US$25,000 are required to maintain the concessions in good order.

Royalties, Agreements and Encumbrances

The	Project is subject to the following net profit interest (“NPI”) and net smelter return (“NSR”) royalties:

1.	NPI royalty payment payable annually to AngloGold Ashanti at a rate of 10%, and capped at US$1million. This was paid in full in March of 2009; and

2.	Royal Gold Corporation holds a sliding interest (2% at less than $300/oz, 3% to $350/oz and 4% at gold prices above $350/oz). The payments are calculated like a net smelter return, and are capped at $18 million.

There are no other encumbrances associated with the El Chanate Property.

Environmental Liabilities – Permits and Status

The El Chanate Project is subject to Mexican environmental law, more specifically defined by the General Law of Ecological Balance and Protection to the Environment, effective March 1, 1988. Ley General de Equilibrio Ecologico y Proteccion al Ambiente (“LGEEPA”) establishes:

(a)	The need to preserve natural reserves and ecological reserves including a description of the regulation and limitations to their utilization;

(b)	The regulations to promote a more sensible use of natural resources and their protection (specific references to water, atmosphere, and soil are made. It is in this Title No. 3 that the LGEEPA specifically addresses exploration and mining activities);

(c)	The regulations for an active participation of the general public in the protection of the environment; and

(d)	The procedures for control and assurance, including sanctions on those not complying with the Law.

The legal framework for environmental regulations is based in Article 27 of Mexico’s Constitution, from which the LGEEPA is derived. The regulations include general guidelines, standards (Mexican Official Norms, or NOM’s), technical standards, and ecologic criteria.

Regulations and standards provide specific controls for environmental impact, air pollution, noise pollution, hazardous residues, and transportation of hazardous residues (April 1993). Specific guidelines for the mining industry include MIA Guidelines (Particular) and those for tailings dam construction.

Mine operations and new projects must abide by other laws and regulations, including but not limited to the Mining Law, National Waters Law, Forestry Law, and Firearms and Explosives Law.

Exploration activities are currently regulated by Regulation NOM-120 establishing allowable activities, the size of areas to be affected, and specific exploration conditions to be observed. Capital Gold’s subsidiary has submitted applications for and received approvals on the necessary permits that authorize exploration and production activities.

The three primary submittals (i.e., the MIA, Risk Analysis, and Change in Land Use) have either received full approval or conditional approval from the Environmental, Natural Resources, and Fishery Secretariat (“SEMARNAT”), as noted below.

(a)	The MIA for construction of mine facilities (filed on or about October 8, 2003) was approved by SEMARNAT on January 8, 2004. This provides the authorization to proceed for the Project, and the authorization is of one-year duration. An extension was requested by MSR and has been granted to January 2006;

(b)	The Risk Assessment (filed on or about October 8, 2003) was approved by SEMARNAT on July 3, 2004; and

(c)	The Change of Soil Use (filed November 19, 2004) was approved August 8, 2005. Payment of the “restoration deposit” (in the amount of 1,528,173 Mexican Pesos) was made on October 25, 2005.

MSR has not conducted a current investigation as to the status of all required permits. At this time, MSR is not aware of any outstanding permits or any non-compliant operations at the mine or nearby exploration sites. Capital Gold appears to be fully compliant with respect to required permits.

Location of Mineralization

The gold-bearing zones of the El Chanate Project are located within quartz-sericite altered sandstone and siltstone units spatially correlated with the El Chanate fault zone. The known mineralization is all located within mineral concessions owned by AuRico.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Topography, Elevation and Vegetation

The Project is located on the NW corner of the state of Sonora, in the Altar desert (a subset of the Sonoran Desert) and on the south-eastern margin of the NW-SE mountain range formed by Sierras La Gloria, El Alamo, El Batamote and El Chanate. Topography is typical of the Basin and Range province with Sierra El Batamonte and Sierra El Chanate as prominent steep mountain ranges emerging from the flat basin. Elevation at the Project area is 500 m above sea level, the El Chanate Range is 900 m high and El Batamote 850 m high.

The working area lies on the southern pediment of El Chanate Range, a flat plateau covered by thin layers of unconsolidated gravel and dissected by sharp shallow creeks, gently dipping into the gravel filled valley of the Sasabe (dry) and Altar rivers.

Vegetation consists of typical Mexican desert species composed primarily of various cacti, shrubs and brush.

Climate and Length of Operating Season

According to the Köppen climate classification system, the Project is described as having a BWh, or desert climate where the coldest month has an average high temperature above 0°C. The average annual temperature is 21.5°C. July is the hottest month with an average maximum temperature of 44.6°C. The average annual maximum monthly temperature is 45.4°C. The hottest month on record was July 1998 with an average temperature of 48°C. January is the coldest month with an average low temperature of -2.2°C. The average annual minimum temperature is -4.0°C. The coldest month on record was January 1971 with an average temperature of -11.0°C. The mine operates year round.

Annual average precipitation as measured at the nearby Pitiquito station (about 15 km away) is 259 mm. Rainfall occurs due to the normal “monsoon” rains; and the effects of Pacific storms. The annual average evaporation rate is 2,180 mm.

Physiography

The Project area lies on the southern pediment of El Chanate Range, a flat plateau covered by thin layers of unconsolidated gravel and dissected by sharp shallow creeks, gently dipping into the gravel filled valley of the Sasabe (dry) and Altar rivers.

Access to Property

From Hermosillo, the property can be accessed by driving 173 km north to Santa Ana on Highway 15, then approximately 95 km west on Highway 2 to Caborca. The mine access road is approximately 13 km east of Caborca on Highway 2. The Project area is easily accessible from Mexican Highway 2 by driving north 11 km on a nearly level dirt road through the Ejido 16 de Septiembre and onto the Escalante cattle ranch where the Project is located.

An Ejido is essentially an agricultural land cooperative granted by the Mexican government for the benefit of its residents. Capital Gold has made arrangements with the Ejido and the ranchers to access the Project through their land.

Surface Rights

EMISA purchased surface property ownership, consisting of 466ha in Altar, Sonora, on January 27, 1998. The ownership was conveyed to Capital Gold’s subsidiary Oro de Altar S.A. de C.V. in 2002. In 2009 Capital Gold purchased an additional 220 hectares of surface land east of the original 466ha. The total owned is now 686ha. SRK finds the local resources and infrastructure adequate to support the current mining operation.

Power Supply

The El Chanate Mine has electrical supply via the “Estacion Llano” high voltage substation which is stepped down to 33kV and routed along a 27.2km power line to site. At the mine site, this power line supplies the plant substation and the crushing plant substation. From these substations power is distributed to the various areas in the near vicinity at 480V. A backup diesel generator (300kW) is located at the process plant to run the barren solution pumps during a power outage.

Water Supply

Water is pumped to the mine at the rate of 35-40L/s. Capital Gold owns a well equipped with a highhead top drive vertical turbine pump to provide water for the Project. The well and pump capacities are adequate to deliver the water required for the Project. The company owns water rights for 1,165,764m3/y. The company pays a use fee for the amount of water actually pumped to the mine. The pipeline is located on the surface along the access road. Electric power for the water well is supplied by an electric power line branched off the mine site power line . The water pipeline terminates at the process plant and a mine site water tank. The water tank supplies process and other site water demands through a distribution system. Drinking water is supplied by an on-site water treatment facility, and bottled water.

Buildings and Ancillary Facilities

The mine has recently constructed buildings which house the following:

(a)	Security station;

(b)	Administration, geology and mine planning;

(c)	Warehouse;

(d)	Mine and plant maintenance shop;

(e)	Sample preparation and assay laboratory; and

(f)	Plant and refinery.

Additional ancillary facilities include:

(a)	Communication system;

(b)	Security fencing;

(c)	Bulk reagent storage;

(d)	Sewage and waste disposal and

(e)	Fuel Storage.

Camp Site

There are no onsite lodging faculties, all employees commute to the mine from nearby municipalities.

Tailings Storage Area

There are no tailings disposal areas.

Waste Disposal Area

There is currently one heap leach pad and one waste rock disposal area. Adequate locations for waste rock disposal and heap leach pads are available to accommodate the current mine reserves.

Manpower

As of September 2009 the mine had 175 employees (including 13 temporary workers). In addition there were 71 contractor employees for a total of 246 employees.

History

Ownership

Capital Gold purchased the Project from EMISA, a subsidiary of AngloGold, in 2001. The ownership was conveyed to Capital Gold’s wholly-owned Mexican subsidiary, Oro de Altar S.A. de C.V., in 2002. Oro de Altar currently owns the El Chanate mineral concessions, 686ha of surface land, and the water supply well. Minera Santa Rita S. de R.L de C.V., also a wholly-owned Mexican subsidiary of Capital Gold, has a lease on the property for the purpose of mining the El Chanate gold deposit. (Capital Gold purchased AngloGold North America’s (“AGNA”) Mexican corporation, Minera Chanate S.A. de C.V. in 2001.)

Past Exploration and Development

In the late 1960’s Minera Zapata (a Phelps Dodge Mexican affiliate) drilled several core holes in the area as part of a regional copper prospecting program. In 1991, Kennecott Mexicana conducted a detailed geological and geochemical survey, but abandoned the area. EMISA did considerable exploration work from 1992 to 1996 including surface and trench sampling, core and reverse circulation (“RC”) drilling. During their ownership, EMISA drilled approximately 199 holes totaling 34,024.5m (190 RC holes 32,945.7m and 9 core holes 1,078.8m).

Historic Mineral Resource and Reserve Estimates

There are no known historic mineral resource estimations completed for El Chanate prior to the implementation of NI 43-101 on February 1, 2001.

Historic Production

Approximately 2km to 3km south of the El Chanate Mine, and within the Capital Gold concession holdings, is a group of old workings, and ruins of buildings. This property is known by several names. The concession covering the property is named El Charro, and on different government topographic maps the same area has been labeled La Cuchilla, and El Batamonte in reference to mines which operated on the concession.

A report prepared by AGNA in February 1997 states that mining activities date from the last century and were concentrated in narrow quartz veins, looking for gold. The La Cuchilla Mine was worked at the turn of the century by a small company from the USA, and was the most formal operation performed in the area. Gold bearing material was mined from several underground levels, hoisted through a vertical shaft, ground in stamp mills and amalgamated. The total production tonnage remains unknown.

In 1992, a group of investors built a 6,000t heap with dump material from the old La Cuchilla mine. The material has an assay grade of about 2.5g/t gold, however, leaching was never done due to legal problems.

There is no historic record of production from the El Chanate Mine area. Numerous pits and shallow workings were present prior to development. The San Jose Vein, along the northern boundary of the Chanate deposit, had a 70° northeast dipping open stope 20m deep, measuring 100m along the north 50-60° west strike. A 28m deep vertical shaft, located at the east end of the San Jose Vein, provided access.

Geological Setting

Regional Geology

The Project is located within tectonic blocks derived from Late Mesozoic compressional events modified by Early Cenozoic extension. The area is underlain by Mesozoic, meta-sedimentary rocks intruded by Late Cretaceous andesites or dacites. All of these units are cut by Tertiary felsic to mafic rocks. The San Jacinto andesite flow located north of the mine is the youngest bedrock unit dated at 51Ma.

During the Middle to Late Jurassic, the Project area was part of a very large NW-SE oriented elongate basin. This likely formed near the western margin of the North American Craton (“NAC”) either during the latter part of the Antler Orogeny of the Paleozoic Era or the earliest phases of the Laramide Orogeny of the Mesozoic Era. At this time, predominantly coarse clastic sedimentary facies were being deposited in the basin. Sediments were derived from a Middle Jurassic arc exposed to the northeast and from Paleozoic miogeoclinal strata exposed in highlands to the southwest. By the beginning of the Cretaceous, the topography was eroded to a relatively low relief, sediment transport and deposition was within lower energy systems. The Lower Cretaceous Period is characterized by a regional subsidence and the entrance of the Bisbee Sea. Sediments were locally derived and deposited within a transgressive sequence. This tectonic setting remained throughout most of the Cretaceous.

By the end of the Cretaceous, the western margin of the NAC was comprised of a classic Andean style arc complex. Large scale regional folding and shallow thrust faults developed as the Wrangellia oceanic plateau was subducted beneath the NAC. Locally, the area underwent a period of compressional structural deformation resulting in large scale isoclinal folding and thrust faulting. The Tertiary Period brought about a change from compressional to extensional tectonics marked by the development of widespread volcanism and caldera formation. These events were followed by development of the basin and range faulting. The resulting horsts and grabens dominate the landscape today. Basin and Range faulting has been active from Miocene Epoch to the present day.

Local Geology

Local Lithology

The local lithologies were first mapped and correlated by Cesar Jacques-Ayala in 1993 as part of a Doctoral thesis at the University of Cincinnati. His work has subsequently been refined and somewhat modified by Nourse. The local lithologic interpretation of Nourse is presented here.

The Project area is underlain by Mesozoic sedimentary rocks predominantly of clastic origin. The oldest units in the area are the conglomerates and sandstones of the Late Jurassic age, Altar Formation. These consist of basal units with stretched pebble conglomerates deposited in a fluvial environment that grade upwards into arenaceous sandstones with minor siltstone with a distinctive brown color.

The Altar formation is overlain by Lower Cretaceous Bisbee Group sediments. The Bisbee Group has three members. The Morita Formation is the lowest member and is composed primarily of sandstone and siltstone with a light gray or purple color. The Arroyo Sasabe Formation is the middle member and is composed primarily of oyster bearing limestone with green sandstone and mudstone. The upper member is the Cintura Formation and is also composed of sandstone and siltstone with a light gray or purple color.

The Cintura Formation is unconformable overlain by the Upper Cretaceous, El Chanate Group sediments and volcanics. The El Chanate Group has four members. The lowest is the Pozo Dura Formation, composed primarily of mudstone with minor shale, sandstone and conglomerate beds. This is overlain by the Anita Formation, composed of a lower andesite, a middle shale with sandstone and an upper shale with fossiliferous calcareous nodules. The Anita is overlain by the Escalante Formation, composed of thick conglomerate grading upward into sandstone. The uppermost Escalante is the El Charro Volcanic Complex, composed of andesitic flows, breccias and tuffs.

Alteration

The mineralized lithologies at the El Chanate Mine are strongly altered within a 3km long, 300m wide and 300m thick zone located about the El Chanate Fault Zone. The most conspicuous characteristic of the altered rock is its light color. The sediments are bleached to a white-gray or greenish color in the reduced areas and a yellowish-pale brown color in the oxidized zones. Both zones contrast sharply to the purple, red ocher and dark colors of the fresh rock.

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The altered sandstones appear as poorly sorted clastic sediments with the matrix fraction pervasively sericitized, weakly silicified, ankeritized, and pyritized. Alteration in the siltstone is much less intensive with sericite, ankerite, weak silicification, pyritization and minor chlorite.

In a more regional perspective, the aerial photographs show areas of surface alteration along the El Chanate Fault Zone between El Rono and Loma Prieta which grade from an obvious white color to a more subtle pale red tint. The white areas have been documented in the field as strong alteration, and latite intrusives, and the pale red tint as weathering of ankerite alteration. The area of alteration outlined on the air photo of the El Rono area is more extensive than that mapped on the ground. Another area of alteration apart from the El Chanate Fault Zone is along the Batamote Fault Zone located to the west of the deposit. This fault is one of the major faults to the south of the El Chanate deposit.

Structure

The structural history of the area is dominated by an early compressional event during the late Cretaceous followed by an extensional event during the mid Tertiary. Regionally, the compressional deformation is marked by large scale folds with wavelengths of 0.5-2.0km hosting smaller scale parasitic folds. The folds are cut by and displaced along thrust/reverse faults to the southeast. Actual fault displacements are not yet well documented. Immediately to the west of the El Chanate Mine, the folding has produced a large scale antiform which forms Sierra El Batamote. To the northeast, there is a large scale synform mapped on Sierra El Chanate. The axial planar fabrics of these two structures are discordant. The El Batamote anticline’s axial plane dips steeply to the west whereas the El Chanate Syncline’s axial plane dips steeply to the east. The two fold structures are separated by the El Chante Fault Zone, described below.

Thrust/reverse faults are documented at Cerro El Alamo approximately 15km along the northwestward projection of the El Batamote anticline. Here the folds are cut by southwest dipping thrust faults with an unknown offset. In close proximity to the El Chanate Mine, Nourse describes the El Batamote anticline as a high amplitude, low wavelength overturned structure with the northeast limb tectonically thinned along bedding plane faults and dipping steeply southwest. Nourse suggests that these folds are probably linked at depth to thrust/reverse faults. At the El Chanate Mine, a distinct thrust fault has been mapped which separates Upper Plate Sandstone of the Altar Formation from Lower Plate Siltstone of the Morita Formation.

The El Chanate Fault Zone is interpreted by Nourse to be a high angle normal fault which dips steeply to the northeast. This structure is a dominate feature of the El Chanate Mine where it forms a 200m wide zone with four discrete, normal offsets of the stratigraphic/thrust fault contacts. Mining to date has clearly exposed the northeastern most normal fault to have a vertical dip. Nourse’s interpreted dip direction appears to be based on mapping conducted prior to mining, possibly along open stopes on the San Jose Vein with northeast dip.

Project Geology

Project Lithology

There are four main rock units in the El Chanate Mine area. These include Upper Plate Sandstone, Lower Plate Siltstone, Andesites and Latite. The exact correlations of these lithologies remain unclear. The Upper Plate Sandstone was originally mapped and correlated by Jacques-Ayala to be the Lower Member of the Escalante Formation of the El Chanate Group. He also interpreted the Lower Plate Siltstone to be Morita Formation of the Bisbee Group. Nourse’s more recent work interprets the Upper Plate Sandstone as Altar Formation and maintains the Lower Plate Siltstone as Morita Formation. The current mapping and drillhole logging scheme simply delineates sandstone and siltstone. These are assigned as upper plate and lower plate based on their respective positions to the interpreted thrust contact. The andesites are currently all logged as a single unit. Based on the description of Nourse, they are likely of two different ages. Nourse describes the Altar Formation as “interstratified with andesitic flows”. These would be Upper Jurassic in age. He also describes Miocene age, andesite dikes. Mapping and drilling at El Chanate confirms that there is an early phase of andesites emplaced primarily parallel to the lithic contacts. These appear to be cross cut by a younger phase, which form high angle dikes parallel to and within the high angle normal faults. The latite units mapped and drilled in the mineralized areas are regional dike structures that have not received much attention. It has not been described in the surrounding areas by other workers. The latite is mineralized and may very well be closely associated to the gold mineralization. The latites occur as both thick dikes and thick sills, which are generally confined, to the El Chanate Fault area. They form a relatively complex geometry that is overall elongate northwest to south east along the fault zone. Figure 5-1 is a level plan showing the generalized lithologic relations within the mine area.

Project Structure

The mineralization at El Chanate occurs at the intersection of two major faults systems. These include an early low angle thrust fault which is cut by and displaced across a wide zone of normal faults. The contact between the Upper Plate Sandstone and the Lower Plate Siltstone is interpreted to generally follow a thrust fault formed as a consequence of the Late Cretaceous compressional folding and thrusting. This interpretation is supported by Nourse’s mapping of an overturned anticline located immediately southwest of the mine which verges northeast and places the older Altar Formation in the upper plate of the thrust uncomformably in contact with the younger Morita Formation in the lower plate. Exploration drilling and limited pit mapping of this contact confirms that it generally is comprised of an extensive fault fabric. The thrust contacts are generally planar, they strike N60°W and dip 10°-20° to the southwest.

The thrust contact described above is offset across a wide zone of normal faults that strike N60°W and have three predominant dip directions (Figure 5-2). Pit mapping has shown that the three dip orientations are scattered throughout the structural zone and no single orientation has been measured for any single fault. The current geologic model has differentiated four individual normal faults that can be correlated along strike and down dip from mapping and drilling. These are referred to as Normal Faults (“NF”) 1-4 from east to west (Figure 5-1). Mining to date has exposed NF-1 along the northeast pit highwall where it displays a strong fabric, with a vertical dip. Drilling has shown that this fault is closely associated with numerous zones of elevated gold grades. NF-2, NF-3 and NF-4 are currently interpreted to dip steeply to the southwest based on the lithologic relations seen in the drilling. Figure 5-3 illustrated the distribution of the faults measured in the pit to those modeled. The northeast dipping faults are interpreted to be minor conjugate faults located within the hanging wall of the major structures. As more pit mapping is completed and structural data is collected, the modeled fault geometries will likely need to be revised.

Quartz veining is common within the mineralized rocks at El Chanate. These structures are generally thin, <0.5-3.0cm wide and occur as en echelon sheeted sets. Structural mapping within the pit has delineated two predominate orientations (Figure 5-4). Set A is the most prevalent, oriented at N15°W, 30°SW. Set B is oriented at N70°W, 35°N. Based on the simple concept that the extension direction was likely oriented normal to the veins, Set A would be associated with normal slip along the east dipping faults and Set B would be associated with oblique-slip along the vertical and west dipping faults. Figure 5-5 illustrates these relations.

Exploration

Surveys and Investigations

Procedures and Parameters

Since acquiring ownership of El Chanate, Capital Gold has focused their exploration on geologic mapping, geophysics and drilling. Geologic investigations began in 2001 with mapping and surface sampling of the site by Resources Geosciences de Mexico (“RGM”) personnel, Matt Gray, Fernando Oviedo, and Mario Costianos. This work focused on general rock types, structural analysis and alteration. The local mine and surrounding areas were mapped at a 1:2,000 scale. In 2004, this work was expanded to cover the El Charro Area and El Cuchilla Mine. That same year, Structural geologist Bill Rehrig conducted a study of the structural controls on mineralization at El Chanate.

As mining progresses, each 6m bench is mapped in detail by project geologists. This work is compiled on 1:500 scale map sheets and focuses on lithologic and structural controls of mineralization. Five lithologic units and six structural fabrics are used to describe the geology. Data is plotted in AutoCAD drawings and updated as the work progresses. Structural fabrics are also tabulated by type, x,y,x location and orientation and then plotted on stereonet as part of an ongoing structural analysis.

Two Induced Polarization (“IP”) studies were completed during 1994. Exploracion Geofisica Sion (Hermosillo) conducted 5,200m of IP survey on 3 lines at the Mony-Minerva area, and over 4,000m on 4 lines at the El Chanate area. Zonge Engineering and Geophysical Corporation of Tucson, Arizona completed 5,400m of IP survey on four lines at El Chanate. The IP work focused on identifying areas of high sulfide content in order to use them as pathfinders to target potential gold mineralization. Zonge has also conducted a ground based magnetic survey during 2008. This work was useful in delineating the Miocene age, andesite dikes which tend to follow the high angle, mineralized normal faults. Anomalous areas from both surveys were targeted for follow up work. Some of these have been drill tested and others remain untested.

The Project drilling consists of both reverse circulation and core holes. Capital Gold first began drilling in 2002 with confirmation and infill holes about the EMISA drilling. They continued drilling through 2004 and did not drill during 2005. Two oriented core holes were drilled in 2006. In 2007, the drilling program resumed and has continued to the present day.

Interpretation

The exploration work conducted by Capital Gold meets current industry standards. The geologic mapping, surface sampling, geophysical surveys and exploration drilling programs are all appropriate for the type of mineralization. The drilling programs are well planned and carried out in a prudent and careful manner. All drill core and RC chip logging and sampling has been done by trained and professional personnel. Capital Gold has made a concerted effort to ensure good sample quality and has maintained a careful chain of custody and ensured sample security from the drill rig to the assay laboratory.

Mineralization

Mineralized Zones

The steeply dipping normal faults and the low angle thrust faults host the best mineralization at El Chanate. Small quartz veins are closely associated with the normal faults and are indicative of higher grade zones of mineralization.

Surrounding Rock Types

The Upper Plate Sandstone hosts the majority of the mineralized material. The Lower Plate Siltstone is the second most common host rock and the Latite is the third most common host. Portions of the Andesite are also mineralized. It is likely that the older andesite flows are partly mineralized whereas the younger andesite dike may well be post-mineralization.

Relevant Geological Controls

The dominant controls on gold mineralization are structural channeling along faults and development of veins by dilation and hydraulic fracturing. Gold precipitation is dependent on a chemically favorable environment but is not strongly influenced by rock composition. Relatively deep-seated regional structures appear to have been active at the time of mineralization and have played a vital role in the structural preparation of the host rocks and channeling of the mineralizing fluids. The fluids, and their contained metals are believed to have been derived either from a deeper magmatic source rock or from deep metamorphic processes associated with the Laramide Orogeny.

Type, Character and Distribution of Mineralization

Several petrographic studies were done, by the late Ralph Honea, for Anglo Gold. Studies included both transmitted light study of host rock textures and mineralogy, and polished section study of ore mineralogy. Gold and electrum particles were observed up to 100µ in size. These particles were contained in association with various sulfide minerals, predominately pyrite, and as free grains in quartz veinlets. Sulfide minerals which occur in trace amounts include sphalerite, galena, chalcopyrite, tetrahedrite.

Drilling

Type and Extent of Drilling

The drilling at El Chanate consists of RC and core holes. RC drilling is typically conducted with truck-mounted drills under dry drilling conditions. The drill uses a down-hole hammer with a 5.5in bit. Sample is collected by a face sampling bit or an interchange and travels up the center of the drill string so that no contamination can occur. Only rarely is water encountered within the drillhole and high water flow is extremely uncommon. The deepest RC hole is 363m.

Core drilling is also completed by truck-mounted rigs using a standard mud system. The majority of the holes are HQ diameter with a few being PQ. Core is retrieved in a standard core barrel using a wire line system. The deepest core hole is 363m.

To date, 371 holes have been completed for a total of 55,294m. There are 333 RC holes and 38 core holes. They are generally oriented along sections at azimuth 33° and have a wide range of plunge angles. The average drillhole length is 150m. The current drilling covers 3,100m of strike length and 300m of vertical extent.

Procedures

A drill location is first laid out by the mine surveyors with a specified easting and northing and a drill pad is constructed if necessary. After the pad is completed, the collar point is reestablished. The drilling has been conducted by a number of different companies, all of which have been reputable industry contractors. Typically, the overburden in the resource area is very thin and only a short section of casing is required. Down hole survey readings are generally taken once the hole has been completed. A reading is typically taken at the bottom of the drillhole and then at intervals ranging between 25 to 150m. On average, the holes are surveyed every 125m. A variety of different survey tools have been used. There is no hole-abandonment remediation required in Mexico. Drill hole collars are covered and marked by a square concrete slab with the hole number etched in the concrete.

Results

Reputable contractors using industry standard techniques and procedures have conducted the drilling. This work has defined a large zone of anomalous gold mineralization within the sedimentary rocks and fault zones.

The mineralization is interpreted to follow several orientations controlled by fault planes and sheeted sets of enechalon veins. The drillholes are arranged in a variety of orientations with most drilled vertical or oriented steeply to the northeast. Based on the range of mineralization orientations and drillhole orientations, most of the drill sample lengths do not represent the true thickness of mineralization.

Interpretation

SRK is of the opinion that the drilling operations were conducted by professionals, the RC chips and core were handled, logged and sampled in an acceptable manner by professional geologists, and the results are suitable for support of a NI 43-101 compliant resource estimation.

Sampling and Analysis

Sampling Methods and Chain of Custody

The RC drilling samples are collected by a designated, trained sampler supplied geological team. The entire length of the hole is sampled. Samples are collected every 1.5m of hole advance from a three-tier riffle splitter at the drill rig. At every sample interval, the hole is blown clean and advancement is halted until all material has passed through the splitter and the sample pan has been replaced. The sample material is poured directly into a sample bag prelabeled with a blind sample number. The sample bag is immediately tied closed and is stored in sight of the sampler at the rig until the end of the shift. A small amount of the reject split is washed and then placed into a plastic chip tray. The chip tray remains closed when not in use. At the end of each drilling shift, Capital Gold personnel transport the samples to the Capital Gold sample processing area at the mine. At this point, the custody of the sample is exchanged to Capital Gold.

During the core drilling operation, the core is retrieved from the core barrel and laid sequentially into plastic core boxes. The core is washed and interval blocks are placed at all run breaks. Once the box contains approximately 2.5m of core, the ends and sides are label with drillhole identification, from-to intervals and a sequential box number. The box is then covered with a plastic lid and stacked at the rig to assure that the core is not exposed to any potential contamination or mix-ups. At the end of each drilling shift, the boxes of core are transported by Capital Gold personnel in a pickup truck to the Capital Gold core processing area at the mine. At this point, the custody of the core is exchanged to Capital Gold.

Upon receipt from the drilling contractor, the core is arranged sequentially from top to bottom. It is first logged for lithology and then for geotechnical properties. Geologic and geotechnical logging is recorded by hand on standard logging forms with primary emphasis on the lithology and alteration of the rocks. Sample intervals are then defined and marked on the core and the core boxes. The entire drillhole is sampled at nominal 1.5m intervals, with breaks at obvious lithologic contacts. The sample intervals are recorded in three places; the logging notebook, the sample booklets and on the core boxes. After the sample intervals are marked on the core boxes, the core is photographed in natural light.

The core is sawn in half by a diamond saw. No cut lines are marked on the core since drilling is generally at an unknown angle to mineralization. Half of the 1.5m cut core is then placed into a pre-labeled sample bag. The bag also contains a sample identification tag with a blind sample number. Each bag is immediately stapled closed. A master list is maintained which records the drillhole identification and from-to intervals of all sample tags. The remaining half of the core is returned to the box for archive. The archive boxes of half core are then moved to a secure, core storage area located at the mine. The core is sorted by drillhole and sequential box number and a master inventory list is maintained.

The following description of sample length is cited directly from IMC (2009):

The typical sample interval in the holes was 1.5 to 2m, which is appropriate for the gold mineralization at El Chanate. For RC samples, about 74.5% of the samples were 1.5m in length and 25% were 2m and less than 0.5% were less than 1.5m in length; it is generally not practical, or possible, to attempt to break RC intervals at lithologic or grade boundaries. For core samples, about 5% of the samples were less than 1.5m in length, about 14% were 1.5m in length, 77% were 2m in length, 3% between 2m and 3m in length, and the remaining 1% over 3m in length. There is no evidence of any consistent attempts to break core samples at lithologic or grade boundaries.

Factors Impacting Accuracy of Results

The various drilling and sampling programs were conducted by professional drillers and geologists who, undoubtedly, performed to the standards of the mining industry. The sample recovery as recorded on the drill logs, shows that nearly all of the mineralized intervals produce very good recovery. Since the entire hole is sampled, all of the potentially mineralized material is tested. Such thorough sampling ensures that both mineralized and un-mineralized material is adequately characterized. Based on the good recovery, proper chain of custody, and thorough sampling methods, the factors impacting accuracy of results are very positive.

Sample Quality

The drilling, logging and sampling procedures described above combined with good recovery ensure that sample quality of the El Chanate drilling is very good. The sample length is appropriate to accurately characterize the mineralization and to distinguish any zones internal to the mineralization, which may have anomalously high or low-grades.

Relevant Samples

The relevant samples are the mineralized intervals of the drillholes.

Sample Preparation and Assaying Methods

The following description of sample preparation and assaying is cited directly from IMC (2009):

Not much is known about the EMISA sample preparation procedures. It was reported to Independent Mining Consultants (IMC) that EMISA RC samples were collected in total and run through a roll crusher. The crushed sample was then split in a Jones splitter. The split was then fire assayed with the gold measured by AA. EMISA core samples were impact split. One half of the core was submitted for crushing, pulverization and fire assay. Selected intervals of the remaining half were submitted for metallurgical testing. Gold assays were done by AA procedures. Most of the assays were done by American Analytical Lab, but some assays were also done by Bondar-Clegg, SGS, and Skyline. All of these were considered reputable labs at the time the work was done.

The 2002 Capital Gold RC samples were collected in a cyclone separator and split in a Jones splitter. Samples were then prepared using the Chemex “sparse particle” method, which involves the following steps:

(a)	Entire sample crushed to 75% minus 10 mesh

(b)	Sample split to 250g

(c)	Split sample pulverized to 95% minus 150 mesh

(d)	30g sample assayed by fire assay with AA finish

(e)	Rejects for samples with >300ppb gold retrieved from storage and ground to 90% minus 20 mesh

(f)	500g split from the reground material and pulverized to 96% minus 150 mesh

(g)	Samples with original assays between 300 and 3,000 ppb analyzed by 50g fire assay with AA finish

(h)	Higher-grade samples screened at 150 mesh and all the plus 150 mesh fraction fire assayed, with duplicate fusion on the minus 150 mesh fraction.

The 2003 Capital Gold RC samples were collected in the same way as the 2002 samples except that the driller was instructed to blow the hole clean after each sample was taken. The split sample was then crushed to 75% minus 10 mesh, split to 150g and pulverized to 95% minus 150 mesh. A 50g sample was then fire assayed with AA finish.

The Capital Gold HQ core samples were split with a diamond saw and one half was then quartered with a diamond saw. A quarter split was then prepared and assayed using the sparse particle procedure described above.

The Capital Gold PQ metallurgical core samples were submitted in their entirety to Chemex. The sample was then crushed to 80% passing  1/2 inch and passed through a sample splitter until 500g remained. This sample was then crushed to 75% minus 10 mesh, a 250g sample was split out, and this sample was pulverized to minus 150 mesh. 50g of this material was then fire assayed with an AA finish.

The Capital Gold 2007 and 2008 samples were also assayed at Chemex using similar procedure as previous samples. The current specification for crushing is 90% passing 2mm and for pulverizing is 85% passing 75 microns. Analysis is still by a 30 gram fire assay with AA finish. Samples with assays greater than 10 g/t were re-done with a 30 gram fire assay with gravimetric finish. Screen assays for the higher grade samples are no longer being done. Ten grams per tonne gold was the upper detection limit for the initial AA analysis.

Other than the sample preparation procedures for the Capital Gold PQ samples (3 holes), the sample preparation and analytical procedures for the samples are in line with industry norms. Since the sample split for the PQ core was conducted on a  1/2 inch rather than a minus 10 mesh sample, there would be a tendency to add imprecision to analytical results, but it would not necessarily bias the results.

ALS Chemex laboratories are highly regarded facilities for sample preparation and analysis. Most laboratories are registered to ISO 9001:2000 standards and many are ISO 17025 accredited.

Other than splitting the core and splitting the RC samples, Capital Gold personnel are not involved in the sample preparation or analysis.

The 2009 core samples were prepared at the ALS Chemex laboratory in Hermosillo, Mx. The samples were prepared using the same procedures described above for the 2007 and 2008 analyses. Analysis of the 2009 samples also followed identical procedures as those described above for the 2007 and 2008 samples.

Quality Assurance and Quality Controls (“QA/QC”)

Historically, check assays were the only QA/QC procedure used. Table 11.2.1 annotates the various check assay combinations that were done among the various laboratories. IMC (2005) assumed that the majority of these are check assays on a pulp prepared at the original laboratory (i.e. analytical checks only), rather than check assays done on fresh pulps prepared from coarse rejects which check both the analytical and sampling procedures. This analysis shows a comparison of the number of the assays, the mean grades, and the percent difference between mean grades. That information addresses potential bias between the various laboratories. The final column is a measure of relative precision and is the expected percent error between any one assay and the true value.

Table 11.2.1: Comparison of Assay Results

Assay	Original Assay	Check Assay	No. of Assays	Original Mean (g/t)	Check Mean (g/t)	Difference (%)	Precision (%)
1	A.A 1	A.A2	1,039	0.832	0.814	-2.2	6.9
2	A.A 1	B.C. 1	93	0.474	0.326	-31.2	36.1
3	A.A 1	B.C. 2	426	1.325	1.027	-22.5	24.2
4	A.A 1	Skyline	420	0.802	0.826	3.0	26.1
5	A.A 1	Cone 1	576	0.511	0.526	2.3	13.6

6	A.A 2	B.C. 2	48	1.408	1.834	-23.8	24.7
7	A.A 2	Cone 1	65	1.053	1.217	15.6	15.1
8	Sgs 1	Sgs 2	359	0.500	0.481	-3.8	12.8
9	Sgs 1	Sgs 3	45	0.482	0.423	-12.2	12.4
10	Sgs 1	Sgs 4	45	0.482	0.357	-25.9	16.5
11	Sgs 1	Skyline	117	0.559	0.540	-3.4	20.1
12	Sgs 1	Cone 1	103	1.013	0.859	-15.2	24.8
13	Sgs 1	Cone 2	103	1.013	0.937	-7.5	13.2
14	Sgs 2	Sgs 3	45	0.346	0.423	22.3	17.5
15	Sgs 2	Sgs 4	45	0.346	0.357	3.2	17.0
16	Sgs 2	Skyline	117	0.573	0.540	-5.8	22.4
17	Sgs 2	Cone 1	103	0.956	0.859	-10.1	25.9
18	Sgs 2	Cone 2	103	0.956	0.937	-2.0	14.6
19	Sgs 3	Sgs 4	45	0.423	0.357	-15.6	13.5
20	Skyline	Cone 1	319	1.032	0.932	-9.7	22.8
21	Skyline	Cone 2	284	1.061	1.086	2.4	16.7
22	Chemex 1	Chemex 2	46	1.068	1.376	28.8	19.3
23	Chemex 1	Chemex 3	67	0.401	0.374	-6.7	13.6
24	Chemex 1	Chemex 7	553	0.834	0.838	0.5	16.0
25	Cone 1	Cone 2	353	0.903	1.026	13.6	22.8

Total/Weighted Averages			5,519	0.831	0.798	-2.9	17.0

As part of the 2009 drilling program, Capital Gold conducted an industry standard QA/QC program, which includes blanks, standards and duplicate samples inserted or taken every 20th sample. Four different standards were used which suite the typical grades of mineralization. Overall, the reported values match the certified values very well. All of the blank samples returned values below or at detection levels.

Three types of duplicate sample data were generated. Field duplicates were made by cutting the  1/2 core into two  1/4 core halves and analyzing each sample independently. This type of duplicate sample is useful for assessing variability in mineralization commonly referred to as nugget effect. The second type of duplicate sample was made by generating two different pulps from the same core sample. This type of duplicate is useful to access variations in sample preparation and analysis at the primary laboratory. The third type of duplicate data was generated by sending sample pulps to a second, outside laboratory for independent analysis. The results of the three duplicate analyses are presented below. None of the duplicate sample types indicated any major concerns with respect to sample reproducibility or assay lab bias.

1/4 Core Field Duplicates
Second 1/4 Core
First 1/4 Core
0
0.5
1
1.5
2
2.5

SRK Consulting
Engineers and Scientists

SRK Job No.: 158900.080

File Name: Figure 11-2.doc

El Chanate Gold Mine,
State of Sonora, Mexico

Field Duplicate Results

Date: 11/20/09 | Approved: BaS | **Figure: 11-2**

Pulp Duplicates
Duplicate Pulp
First Pulp
2.5
2
1.5
1
0.5
0
0
0.5
1
1.5
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2.5

SRK Consulting Engineers and Scientists	El Chanate Gold Mine, State of Sonora, Mexico	Pulp Duplicate Results		
SRK Job No.: 158900.080				
File Name: Figure 11-3.doc		Date: 11/20/09	Approved: BaS	Figure: 11-3

Laboratory Duplicate Assays
Skyline
Chemex
0
1
2
3
4
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8

SRK Consulting Engineers and Scientists SRK Job No.: 158900.080 File Name: Figure 11-4.doc	El Chanate Gold Mine, State of Sonora, Mexico	Laboratory Duplicate Results Date: 11/20/09 Approved: BaS **Figure: 11-4**

Interpretation

Conclusions drawn from the analysis of historical analysis include:

(i)	There is no evidence of analytical bias between American Analytical, Cone or Skyline;

(a)	There are substantial differences between American Analytical and Bondar-Clegg with (American Analytical being about 20% higher);

(b)	SGS assays tend to average higher than the check laboratory (but they are not a large part of the database);

(c)	The Skyline versus Cone comparisons show an agreement in mean grades but relative precision is still in the 16.7% to 22.8% range;

(d)	The assays from American Analytical and Skyline which represent 80% of the assay database are probably free of significant analytical bias;

(e)	It is apparent that a significant amount of gold at El Chanate is in fairly coarse form, making replication of assays difficult (100 to 200µm gold particle sizes are considered coarse for assay replication purposes); and

(f)	Most of these checks were done on sample pulps prepared at the original lab and do not verify the entire sample preparation procedure.

The QA/QC program conducted in 2009 showed that there is no assay lab bias or major concerns with respect to sample reproducibility.

Data Verification

Quality Control Measures and Procedures

The electronic database has been verified to original source data by several qualified personnel over the past six years. The first verification was done by IMC in 2003. The IMC drillhole database has incorporated substantial verification procedures for the data in most of the critical areas. IMC reported that they found that the assay database was consistent with assay certificates. They also reported that there was no evidence of significant contamination of RC samples during drilling. IMC stated that assays from American Analytical and Skyline, which represent 80% of the assay database, were probably free of significant analytical bias. IMC also checked the logging of the RC drillholes against the core holes and found that the geological logs from the RC holes could be used to define contacts between major rock types (after some corrections) and the base of the oxide zone, but they were not suitable for fault zone locations, quartz vein intensity or pyrite content.

IMC (2007) compared the 2007 drilling database with Chemex assay certificates for about 25% of the new holes. No significant errors were discovered.

In 2009, IMC was provided with a database of the 2008 analytical results from Capital Gold personnel and the original Chemex assay certificates. The database was validated to the certificates and no problems were noted (IMC 2009).

For the current study, SRK received the electronic database from Capital Gold which includes all of the data verification procedures described above. SRK performed spot checks on the 2009 drillhole assay by comparing them to the original Chemex assay certificates. No errors were found.

Limitations

The database prepared by previous qualified persons relies on the industry professional information supplied by IMC, Capital Gold and from various professional assayers. SRK has handled the data with utmost regards to accurate transfer and preservation, but does not take responsibility for the quality of the source data.

Mineral Resources and Mineral Reserve Estimates

Resource Estimation

Qualified Person for the Mineral Resource Estimate

Dr. Bart Stryhas constructed the geologic and resource model discussed below. He is responsible for the resource estimation methodology and the resource statement. Dr. Stryhas is independent of the issuer applying all of the tests in Section 1.5 of NI 43-101.

Drillhole Database

The drillhole database was compiled by Capital Gold and is determined to be of good quality. The database consists of four Microsoft Excel® spreadsheets containing collar locations surveyed in UTM NAD27 coordinates, drillhole orientations with down hole deviation surveys, assay intervals with gold analyses and geologic intervals with rock types. The appropriate codes for missing samples and no recovery were used during the modeling procedures.

The drillhole database contains information from 371 holes totaling of 55,294m. There are 333 RC holes and 38 core holes with no obvious gaps in the naming sequence. The drillholes are generally oriented along sections at azimuth 35° and have a wide range of plunge angles. The maximum drillhole depth is 385m and the average is 150m. Down hole deviations surveys were made on core holes, typically at 125m separations.

Geology

The resource estimation is based on a generalized geologic model consisting of four rock types; including sandstone, siltstone, latite and andesite. The main lithologies are the sandstone in the upper plate and the siltstone in the lower plate. These are cut by small, irregular bodies of latite and andesite. The sandstone/siltstone contact is interpreted to be a thrust fault that strikes N60°W and dips 10°-20° southwest. The thrusted lithologies are offset across four high angle normal faults which strike N60°W and dip 60°-80° southwest. The latite and andesite bodies are interpreted as tabular or pod shaped bodies aligned parallel to both the thrust and normal faults. The block model was coded with all upper plate blocks as sandstone and all lower plate blocks as siltstone. These codes were then overwritten by all blocks located within the latite wireframe and lastly, by all blocks located in the andesite wireframe. This coding sequence essentially mimics the structural and intrusive history of the area.

Block Model

A block model was constructed within the UTM NAD27 grid coordinate limits listed below. A 6m x 6m x 6m (x, y, z) block size was chosen as an appropriate dimension based on the current drillhole spacing and the open pit smallest mining unit. A topographic surface generated from 1m contours was provided by Capital Gold and was used to flag the top of bedrock in the block model. Soil thickness varies slightly over the deposit and the soil thickness is generally very thin or non-existent.

Table 15.1.4.1: Block Model Limits

Orientation	Minimum (m)	Maximum (m)	Block Dimension (m)
Easting	411,400	413,500	6
Northing	3,406,500	3,408,600	6
Elevation	100	604	6

Compositing

The raw assay gold data was first plotted on histogram and cumulative distribution graphs to understand its basic statistical distribution. The histogram shows a strongly negative skewed distribution, typical for most gold deposits. The cumulative distribution curve illustrates a continuous population set with a distinct break in slope and continuity at 35.0ppm. The raw assay data was capped at 35.0ppm which resulted in 6 assays ranging from 35.9ppm to 346.6ppm, being reduced to 35.0ppm prior to compositing. The original assay sample lengths range from 0.2 to 8.0m with an average of 1.7m. For the modeling, these were composited into 6m bench lengths. This length was chosen mainly so that one composite would comprise each 6m block height. The cumulative distribution plot of the composited data showed no outlier points.

Density

Capital Gold has conducted density testing on the drill core samples from the 2003 drilling program and from EMISA core. They selected 75 samples from seven lithic variations including the four bedrock types, fault material and two soil/weathered units. Density values presented in the table below were assigned in the block model based on each block’s majority lithic type. These are the same density values used in all previous resource estimations.

Table 15.1.6.1: Density Values by Rock Type

Rock Types	Density
Sandstone	2.54
Siltstone	2.67
Latite	2.53
Andesite	2.53

Variogram Analysis and Modeling

Variogram analysis was performed on the composited Au data filtered to include only the mineralized intervals greater than 0.1ppm and on indicator flags assigned to these composites. Four directional semi-variograms of the indicator variable were constructed using two different search strategies in two different orientations. The first search strategy was to use data from all directions located within the thrust fault orientation. The second searched only up and down dip along the thrust fault orientation. The third search used data from all directions located within the normal fault orientation. The fourth searched up and down dip of the normal fault orientation. The indicator variable did produce good variograms in each of these searches as shown in the table below. These same search strategies were applied to the composited Au values. Unfortunately, no valid variograms could be generated. All of the composited Au variograms displayed pure nugget effects.

Table 15.1.7.1: Semivariogram Model Results

Search	Range (m)	Nugget	C1 Sill Differential
Thrust Fault, All directions in plane	300	0.104	0.141
Thrust Fault, Down dip	185	0.094	0.151
Normal Fault, All directions in plane	250	0.112	0.132
Normal Fault, Down dip	150	0.100	0.145

Grade Estimation

The El Chanate Deposit was modeled only for Au. All block grade estimates were made using the 6.0m bench composites.

Due to the intermittent nature of the mineralization, it was necessary to create hard boundaries within which to confine the grade estimation. This was achieved by using a categorical indicator approach. This method first separates the composite data into lower grade and higher-grade groups based on an appropriate cut-off value which is below the anticipated mining cut-off. In this case, a 0.1ppm Au cut-off was used. The composite values below 0.1ppm Au are flagged with a 0 and those above are flagged with a 1. The composite indicators values (0 or 1) are then interpolated into the block model thus creating indicator block values between 0 and 1. The indicator values were interpolated using an Ordinary Kriging algorithm since valid variograms could be generated from the data. The estimation procedure merged the four rock types into two estimation groups. The sandstone, siltstone and latite were grouped into a single estimation lithology based on the similar average Au grades shown in the whisker plots of Figure 15-1. The andesite has a distinctly lower average Au grade and therefore it was isolated as a unique estimation lithology. A two-pass estimation strategy was employed. In the first pass, a min/max of 1/3 composites with no octant restriction was used. This pass was allowed to search within a 6m x 6m x 6m sphere. The second pass used five unique search directions depending on structural regime. A min/max of 2/5 composites with an octant restriction was used. This pass was allowed to search within a 80m x 80m x 15m ellipsoid. The ellipsoid was oriented according to the structural domains and orientations presented in Table 15.1.8.1. All blocks within the upper plate and all blocks within 15m of the thrust contact in the lower plate were assigned to search code 1. Certain parts of the southwestern thrust plate have a slightly steeper dip and were assigned to search code 2 or 3. All blocks within the lower plate and blocks which were within 10m of a normal fault in the upper plate were assigned to search code 4. Certain parts of Normal Fault #4 were assigned to search code 5.

Table 15.1.8.1 Search Ellipsoid Orientations

Search Domain/ Structure Type	Rotation about Z	Rotation about X	Rotation about Y
1- Thrust Fault	213	-6	0
2- Thrust Fault	213	-11	0
3- Thrust Fault	213	-20	0
4- Normal Fault	210	-77	0
5- Normal Fault	210	-60	0

The estimation of the indicator values effectively assigns a probability to each block as to whether it would be above the 0.1ppm Au cut-off. Blocks assigned with a value of 0.1 have a 10% probability, a 0.5 have 50% probability and those with a 1.0 have a 100% probability.

The next step was to run Au grade interpolations using an Inverse Distance Cubed algorithm and analyze the results with respect to the production grades from the blast holes. Numerous grade estimations were carried out within the mined out portions of the pit in order to determine which probability threshold and sample selection criteria produced the best reconciliation to the production blastholes. In each run, the composites are flagged with the interpolated block indicator values so that only composites within the estimated blocks are selected during the grade interpolation. The final grade estimation considered all blocks with a categorical indicator value of 0.59 and above to be within the 0.1ppm Au grade shell. This estimation continued to honor the lithologic groups described above. During the first pass of the grade estimation, a min/max of  1/2 composites were used from a maximum search distance of 6m. During the second pass a min/max of 2/5 composites were used with no octant restriction. This pass was allowed to search within a 80m x 80m x 15m ellipsoid. The search ranges are based mainly on the author’s evaluation of what is appropriate for the deposit and from the results of the production reconciliation tests. A representative cross section of the interpolated block model grades is shown in the Figure 15-2.

Model Validation

Five techniques were used to evaluate the validity of the block model. First, the interpolated block grades were visually checked on sections and bench plans for comparison to the composite assay grades. Second, grade, tonnage and contained ounce comparisons were made between the interpolated block grades and the production blastholes. These results are presented in Table 15.1.9.1 below and show slightly lower block grades and slightly higher block tonnes with identical contained Au ounces to the production blasthole model. Third, a nearest neighbor estimation was run using a single composite to estimate each block within the same parameters used for the final inverse distance cubed model. The total contained gold ounces, at a zero cutoff grade in the nearest neighbor model were compared in the final inverse distance cubed model at the same cut-off. The final model contained 7% less metal than the nearest neighbor estimation, indicating that metal is not manufactured during the modeling process. Fourth, statistical analyses were made comparing the estimated block grades from the final inverse distance cubed estimation to a nearest neighbor estimation and the composite drillhole data. Table 15.1.9.2 below shows block grades by lithology which are slightly less or nearly equal to the composite grades as desired. Fifth, swath plots were generated to compare model blocks and composite grades at regular 100m swath intervals through the deposit. The results are presented in Figure 15-3. The swaths show an acceptable amount of grade smoothing with the majority of the block grades very close to or below the composite grades. All five model validation tests described above, provided good confidence in the resource estimation.

Table 15.1.9.1: Model Validation Pit Reconciliation

Cut-off (ppm)	Estimation	Au Grade (ppm)	Tonnes (kt)	Contained Ounces (koz)
	Blast Hole Nearest	0.790	9,302	236
0.2	Neighbor
	Block Model ID3	0.753	9,764	236

Table 15.1.9.2: Model Validation Statistical Results

Rock Type	Data Group	Mean
	6m Composites	0.629
Sandstone	NN Blocks	0.545
	ID3 Blocks	0.549
	6m Composites	0.769
Siltstone	NN Blocks	0.660
	ID3 Blocks	0.654
	6m Composites	0.592
Latite	NN Blocks	0.667
	ID3 Blocks	0.643
	6m Composites	0.251
Andesite	NN Blocks	0.299
	ID3 Blocks	0.256

Resource Classification

The Mineral Resources are classified under the categories of Measured, Indicated and Inferred according to CIM guidelines. Classification of the resources reflects the relative confidence of the grade estimates and the continuity of the mineralization. This classification is based on several factors including; sample spacing relative to geological and geo-statistical observations regarding the continuity of mineralization, data verification to original sources, specific gravity determinations, accuracy of drill collar locations, accuracy of topographic surface, quality of the assay data and many other factors, which influence the confidence of the mineral estimation. No single factor controls the resource classification rather each factor influences the result. Generally, most of the factors influencing the resource classification at El Chanate are positive. The history of mining and resource reconciliation adds a high level of confidence to the grade and continuity of the mineralization.

The resources have been classified as Measured, Indicated and Inferred based primarily on sample spacing as indicated by drilling density. Measured Resources were classified by two methods. The first includes all blocks which were assigned grade during the first pass of the grade estimation. These blocks are located within 6.0m of a drillhole which represents the same confidence that has been demonstrated from production blastholes. Additional Measured Resources are confined within a wireframe shape constructed around the core of the deposit where most drillholes are spaced approximately 30m apart. The wireframe was limited at depth to the base of where the drillholes remained closely spaced. Indicated Resources are confined within a larger wireframe shape constructed around the deposit where most drillholes are spaced approximately 50m apart. The wireframe was limited at depth to the base of the drillholes so that any mineralization projected below the base of drilling was not classified as indicated. All blocks located outside of the Indicated Resource wireframe, about the periphery of the deposit, were classified as Inferred Resource. The Measured and Indicated Resource blocks are shown below in Figure 15-4.

Mineral Resource Statement

The El Chanate Mineral Resource statement is presented below in Table 15.1.11.1 both as inclusive and exclusive of Mineral Reserves. A 0.12ppm Au cut-off grade was chosen for resource reporting based on the current mine plans described in Section 15.2. The 0.12ppm Au cut-off is slightly below the optimized, in pit cut-off grade of 0.15ppm Au. The results reported in the resource statement have been rounded to reflect the approximation of grade and quantity, which can be achieved at this level of resource estimation. The resources are included within a pit design based on a US$1,000 gold price and the same design parameters as the reserve pit described below in Section 15.2.

Table 15.1.11.1: El Chanate Mineral Resource Statement

Inclusive of Mineral Reserves
Resource Category	Au ppm Cut-off	Total (Mt)	Au Grade (ppm)	Contained Au (Moz)
Measured	0.12	23.0	0.687	0.508
Indicated	0.12	52.1	0.635	1.065
M&I	0.12	75.1	0.651	1.573
Inferred	0.12	6.1	0.795	0.157

Exclusive of Mineral Reserves
Resource Category	Au ppm Cut-off	Total (Mt)	Au Grade (ppm)	Contained Au (Moz)
Measured	0.12	0.6	0.270	0.005
Indicated	0.12	4.0	0.496	0.064
M&I	0.12	4.6	0.466	0.069
Inferred	0.12	6.1	0.795	0.157

Material Effects on Mineral Resources

The mineral resources described in the section entitled “Mineral Resource Statement” above, constitute contained metal in the ground. There are no known material issues related to environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant issues which may affect the mineral resources. Additionally, there are no known material issues related to mining, metallurgy, infrastructure and other relevant issues which may affect the mineral resources.

Reserve Estimation

Conversion of Mineral Resources to Mineral Reserves

Ore reserves are based on the economic balance between the value per tonne of rock against the costs to mine and process each tonne of rock. The value is based on estimated metal concentration, estimated metal value and milling recovery. The costs include mining, milling, and overhead.

To define the value per tonne of rock, the estimated concentration of gold is factored by an estimated long-term value. The long-term gold price used by El Chanate in the cut-off grade calculation is $800/oz. In the opinion of SRK, this gold value is reasonable and appropriate for ore reserve estimation, although it is clearly substantially below current spot price.

The second factor is the milling recovery, which is based on mill head grade versus tail grade. The reserve uses a multiple heap leach recovery values according to rock type but overall average 58.25%.

The costs used for calculating the mining reserve are based on historical information for mining, milling and G&A. SRK has reviewed these historical costs and agrees with the projections.

The conversion of mineral resources to open pit ore reserves requires accumulated knowledge achieved through pit optimization, pit design and associated modifying parameters. This culminates in the cut off grade which determines the quantity of ore within a pit design. SRK has used the internal cut-off grade as defined:

Internal CoG = Total Unit Processing & Administration Operating Costs

                (Au Price – (Royalty + Final Refining Costs)) x Process Recovery

Other factors not related to economics and cut-off grade include:

(a)	Slope angle. Directly effects stripping ratio and thus what can be considered a minable resource.

(b)	Pit design. The conversion from a theoretical pit optimization to actual pit design acts as dilution and in most cases increases overburden production.

(c)	Measured, Indicated and Inferred Classification. Inferred material is excluded from optimization calculation and treated as waste, thus the classification determined by the geologist directly affects the minable reserve.

Mining Operations

Introduction

The El Chanate gold mine may be characterized as a low-grade, low cost, low stripping ratio heap leach operation situated in the Sonora desert near Carborca, Mexico. Mining operations utilize contractor operations for drill and blast operations with a mixed contractor/owner mine fleet for loading and truck haul of ore to the crusher. Drill and blast operations benefit from very good drill penetration rates and fragmentation of broken ore. Due to the bulk nature of the ore mineralization, front-end-loaders (992) are the primary loading tool and compliment the Caterpillar 777 truck fleet. With the increase in gold price, reserves previously considered uneconomic are now potentially minable, but to realize these gains the mine will need to triple production rates after 2012 to prevent an unbalanced production profile.

Pit Optimization

Pit optimization was carried out on the El Chanate deposit using Whittle™ v4.2 pit optimization software in conjunction with Maptek’s Vulcan™ (v8) general-purpose mine planning package. The optimization used the maximum pit size possible for a US$800/oz-Au price as the basis for a conceptual pit design. Measured and Indicated ore reserves were used for different rock types with appropriate recoveries. Rock types with an Inferred classification did not contribute to pit optimization with the Au grade set to zero (and thus treated as waste).

Table 17.1.2.1 indicates the parameters used for pit optimization, which are based on the SRK resource block model dated September 9, 2009. The block model density was modified to include topographical influence on regular block sizes and honor end of month (August 2009) survey data.

Table 17.1.2.1: Whittle Block Model Parameters

Whittle Parameter	Type	Value
Base Units
Measured, Indicated	Au	grams
Undiluted
Block Model Dimensions
	Geological
	X	6
	Y	6
	Z	6
	No. X	350
	No. Y	350
	No. Z	84

Reblocked For Optimization
	X	12
	Y	12
	Z	6
	No. X	175
	No. Y	175
	No. Z	84

Slope
	Bearing	Slope Angle

All Walls	0	45

Whittle® Results

Whittle® results are theoretical and provide guidance for a benched pit design with ramps. Upon selection of an ultimate Whittle pit (Pit 36 in Figure 17-1), a minable design targeted maximum ore recovery with associated increase in stripping ratio.

Pit by Pit Graph
Value
Tonnage
Pit
0
10
20
30
40
50
60
70
80
90
Value
Discounted open pit value for Best Case
Discounted open pit value for Specified Case
Discounted open pit value for Worst Case
Tonnage
Tonnage input to processing for Best Case
Tonnage of waste rock

SRK Consulting, Engineers and Scientists	El Chanate Gold Mine, State of Sonora, Mexico	Whittle Pit Shell Analysis		
SRK Job No.: 158900.080				
File Name: Figure 17-1.doc		Date: 11/20/09	Approved: BaB	Figure: 17-1

So a comparison can be made between the theoretical results achieved in Whittle and that of a practical mine design, the following results (bench ore and waste targets) were achieved:

•	Pit 36 selected is equivalent to the US$800 gold pit and whittle revenue factor of 1;

•	Ore = 65,170kt;

•	Defined waste = 136,128kt;

•	Total tonnes = 201,298kt;

•	Ounces placed on pad = 1,430koz;

•	Ounces recovered = 828,584koz;

•	Averaged Recovery = 57.94%; and

•	Average Grade = 0.68g/t.

The El Chanate orebody has been under drilled on the eastern extents of the orebody for a number of historical reasons and as such the sensitivity to gold price corresponds to drilling density (ore to waste ratio).

The large jump from pit 23 to pit 24 implies the deposit would benefit from increased infill drilling to the east of the ore body given the general stripping profiles either side of this inflection point. Visually, pit 23 mines the core of the western extent and pit 24 mines the eastern extent once gold value increases to a level that pays for unknown/inferred (waste) rock associated with sparse drilling density.

Pit Design

SRK produced a detailed pit design for the construction of mining blocks. Figure 17-2 illustrates the final pit design. Where possible, pit walls were straightened and bench noses reduced. Current pit walls and proposed pit wall rehabilitation limits were used as limits in the current central pit sections.

Pit design considerations include:

(a)	Ramps placed on south walls away from foot wall;

(b)	Roads terminate near current crusher location;

(c)	Switchbacks at east and west extents to maintain ramp focus in central pit area;

(d)	Pit design is triple benched (6m bench) with 12m berm;

(e)	Haul roads 27m wide with max grade of 10% (shortest distance); and

(f)	Pit strings straightened to follow fault orientation at expense of additional stripping.

Pit Dimensions

The final pit design is approximately 1,500m long along strike, 750m wide and 300m deep. The pit volume is 108Mm3 containing 274Mt of material with a S.G of 2.54. When pit design tonnages are compared with pit optimization results (Section 17.2), the SRK pit design contains 26% more total material, 7.5% more ore and 5% more contained ounces. During the pit design process, ore recovery was maximized at the pit bottom with acceptable mining widths. The additional increase in total material movement is attributed to road width and straight high wall orientation to the north of the El Chanate fault. If additional infill drilling is sufficient to re-orientate the fault geometry, a new design has the opportunity to reduce the overall stripping ratio and improve confidence on final high wall location.

“Step outs” or increased berm widths (driven by model) of the final pit slope near the pit bottom need confirmatory drilling where mineralization is absent.

Phase Design

The final design was segregated into four phases for scheduling purposes. This allowed bench sinking rates to be controlled and flexibility in stripping profile enabled. The design criteria for each phase are as follows:

•	Phase 1 – Current pit floor deepened to account for three years of mining;

•	Phase 2 – Shallow extension along strike to the east as “Go to” blocks;

•	Phase 3 – First major pushback and final wall orientation along strike; and

•	Phase 4 – Final stripping pushback to pit bottom.

Production Schedule

A preliminary NPV schedule using WhittleTM, formed the base case production scenario, which was emulated for the El Chanate production schedule. The basic premise was to minimize stripping for the first three years while strategic planning continued on the “El Chanate mine expansion plan”.

The SRK production schedule was created using Chronos scheduling software with CPLEX as an optimization algorithm. Constraints on the schedule include:

(a)	Precedence. Benches in previous phases must be mined before block can be completely mined out, based on elevation;

(b)	Sinking Rate. Controlled max number of benches per phase per year (12 or 1/mo);

(c)	Maximum upper limit for ore ounces scheduled at 125koz/y;

(d)	Variable total tonnage limit to delay stripping for three years then increasing to maximum 30Mt/y; and

(e)	Objective function was to maximize ounces.

Schedule Results

Schedule results are based on an annual basis starting from end of month survey August 2009 (topography and block model datum).

Material types included high-grade (“HG”) which represents the current mine philosophy of sending material greater than 0.3g/t-Au to the crusher. The SRK production schedule and reserve report include material above an internal cut-off grade and the separation of HG and LG are for internal decision making purposes only. Material possessing incremental grades between 0.3g/t-Au and the internal cut-off grade are presented in Table 17.1.8.1. It should be noted that LG and HG are used in the economic model and reserve statement.

Table 17.1.8.1: Ore Cut-Off Grades

	Lower Cut (g/t-Au)	Lower Cut (g/t-Au)
Ore Classification	Lower Cut (g/t-Au)	Upper Cut (g/t-Au)
HG UND Ounces	0.30
HG SILT Ounces	0.30
HG LAT Ounces	0.30
HG SAND Ounces	0.30
LG UND Ounces	0.15	0.3
LG SILT Ounces	0.19	0.3
LG LAT Ounces	0.19	0.3
LG AND Ounces	1.37
LG SAND Ounces	0.15	0.3

Cycle Time and Distance Estimation

Included in the production schedule are estimated cycle times which are accumulated for each bench within each phase of the production schedule. Cycle times do not include efficiency or delay parameters and are based on generic speeds (by grade) for loaded and unloaded Cat 777 trucks. Profiles are defined by phase ramp location within the pit and terminate at either a waste dump for waste, low-grade stockpile or crusher location for ore.

Mining Method

Fleet Requirements

The calculation and reconciliation of mine production costs is currently difficult given the breakdown with owner operation, contractor operations and overlapping cost centers as well as increased crusher production and upgrades. It is MSR intention to use the contractor for an agreed monthly production target and have MSR equipment take up any shortfalls in production to achieve the planned 12,000-15,000t/d through the crusher. This may involve a gradual transition to complete owner operator operations in the future. SRK predicted costs assume an owner operator case using labor rates, diesel and explosive cost supplied by MSR with maintenance and cost escalations supplied using the western mining handbook. After 2012, SRK has predicted a suggested fleet for owner operations. There is no guarantee this will be implemented and the possibility still remains for contractor operations.

During the first week of June 2009, SRK confirmed loader cycle time calculations, drill penetration rates and crusher clearance rates at the mine. The bottleneck for mine production is the primary crusher clearance rate. This was observed to be approximately 6 minutes and does vary according to material types. This places a restriction that only 10 trucks (777) can be dumped in an hour (without a stockpile) producing an 800t/h limitation. If the clearance rate was reduced then the bottleneck would be placed on loader operations for short ore hauls given the length of time to load trucks at the face – but this could be alleviated with dual loading operations or change in loading fleet.

With the production schedule material types, haul cycle times and distances estimated, SRK created an equipment productivity spreadsheet to estimate future mine fleet requirements. The spreadsheet was set up to:

(a)	Include El Chanate equipment to act as a back-up to the contractor fleet for 3 years and model additional equipment as needed;

(b)	Change the production fleet by upsizing to Hitachi 2500 excavator and Cat785 (150t) fleet equivalent for 2013;

(c)	Estimate mine operating cost and capital expenditures on fleet purchases and equipment rebuilds; and

(d)	Estimate ancillary operations based on loading capacity.

The table below illustrates the estimate fleet equivalent using the assumption of owner/contractor mining followed by owner operated mining after 2012.

Table 17.1.8.2: El Chanate Production Schedule

Period	Start Date	End Date	Total Tonnes	Waste Tonnes	Total t-ore	Total oz	Ore Au Grade (g/t)	Stripping Ratio
1	1-AUG-2009	31-DEC-2009	11,150,718	9,103,100	2,047,618	35,000	0.53	4.4
2	1-JAN-2010	31-DEC-2010	10,587,140	6,416,100	4,171,040	75,000	0.56	1.5
3	1-JAN-2011	31-DEC-2011	8,022,311	4,149,372	3,872,939	75,000	0.60	1.1
4	1-JAN-2012	31-DEC-2012	19,697,388	16,048,360	3,649,028	75,000	0.64	4.4
5	1-JAN-2013	31-DEC-2013	28,773,949	22,826,851	5,947,098	125,000	0.65	3.8
6	1-JAN-2014	31-DEC-2014	24,795,730	19,124,618	5,671,112	125,000	0.69	3.4
7	1-JAN-2015	31-DEC-2015	30,000,000	24,275,036	5,724,964	125,000	0.68	4.2
8	1-JAN-2016	31-DEC-2016	21,379,124	15,431,332	5,947,792	125,000	0.65	2.6
9	1-JAN-2017	31-DEC-2017	29,210,084	22,918,289	6,291,795	125,000	0.62	3.6
10	1-JAN-2018	31-DEC-2018	29,215,734	23,560,649	5,655,085	125,000	0.69	4.2
11	1-JAN-2019	31-DEC-2019	27,594,088	22,263,031	5,331,057	125,000	0.73	4.2
12	1-JAN-2020	31-DEC-2020	11,967,128	5,683,245	6,283,883	125,000	0.62	0.9
13	1-JAN-2021	31-DEC-2021	10,344,015	5,225,915	5,118,100	125,000	0.76	1.0
14	1-JAN-2022	31-DEC-2022	10,984,203	6,096,539	4,887,664	122,270	0.78	1.2

			273,721,613	203,122,437	70,599,175	1,507,270	0.66	2.88

Notes: Period 1 accounts for 4 months of mining and the high stripping ratio is attributed to mining behind a small wall failure that occurred during 2009. There is flexibility in the mine plan to delay this work through 2010 and 2011.

Waste Dump

As there is limited space available for heap leach extensions and waste dumps, several iterations of potential waste dump locations and sizing has produced a duel waste disposal possibility to the east and west of the pit. The west dump will require a diversion of the arroyo along the site boundary using the natural 1:85 gradient and 25m width of the drainage. The east dump leaves room for an east pad extension and is bounded by the east lease boundary. LG stockpile space is limited as the central LG dump location but is scheduled to be filled for a western heap leach expansion. The North West LG dump is an alternate site location. The LG stockpile size will be dependent on economic conditions, recoveries and mine performance going forward and should not be needed.

A detailed heap leach design for the east extension will be required to accurately size the east waste dump although it appears there will be ample space given an eight by eight meter lift pad envisioned.

Waste Dump Size

The east waste dump is limited in size due to the lease boundary extents and area designated for heap leach pad extension. Although there is opportunity to increase the waste dump size with additional land purchases and dumping to the north west. Additional drilling may also convert inferred and unestimated material into ore lessening pressure on the waste dump capacity.

Land disturbance requires payments be made to the Mexican government for each hectare affected.

Markets

Gold markets are mature, global markets with reputable smelters and refiners located throughout the world. Demand is presently high with prices for gold showing a remarkable increase during the past year. The 36-month running average London PM Fix Price is $821/ounce through October, 2009.

Markets for doré are readily available. El Chanate ships its doré to the Johnson Matthey refinery in Salt Lake City, Utah.

Contracts

The following description of Contracts is cited directly from IMC (2009):

Capital Gold has contracted with Sinergia Civiles y Mineras S.A. de C.V. (Sinergia) to mine the El Chanate deposit. Contract terms specify that Capital Gold is responsible for fuel and explosives costs, as well as some additional labor and service charges. Capital Gold has contracted with the Johnson Matthey, Inc. refinery in Salt Lake City, Utah, USA to refine gold and silver from El Chanate.

During February 2009, Capital Gold signed a contract with Brink’s Inc to provide transportation of the doŕe from the mine site to the Salt Lake City refinery. The contract is subject to reevaluation after one year.

It is also reported to IMC that in March 2006 Capital Gold entered into two identically structured derivative contracts with Standard Bank. Each derivative consisted of a series of forward sales of gold and a purchase gold cap. Capital Gold agreed to sell a total volume of 121,927oz of gold forward to Standard Bank at a price of US$ 500 per ounce on a quarterly basis during the period from March 2007 to September 2010. The Company also agreed to a purchase gold cap on a quarterly basis during this same period and at identical volumes covering a total volume of 121,927oz of gold at a price of $535 per ounce. The result of these contracts was that as long as the gold price is above $535 per ounce Capital Gold’s realized price is the spot price less $35 per ounce. It has also been reported to IMC that these contracts have been bought out and are no longer in effect. As of this writing, none of the El Chanate gold production is hedged.

Capital Gold also has a contract with Degussa to supply cyanide to the mine.

Environmental Considerations and Permitting

A Final MIA closure plan described as an “Integral Rehabilitation or Restoration Program” has been submitted to SEMERNAT for validation.

The new MIA is based on the mine design at the $850oz/t evaluation. Capital Gold is paying an incremental usage fee of area in the permit. This is based on a “change of use of land”. The current Project area is fully accounted for.

For future expansion, Capital Gold will be required to pay the new area for the heap expansion and the waste dump expansion.

The El Chanate Mine has been assessed under the environmental Audit in compliance with PROFEPA to have the award of “Clean Industry”.

Taxes and Royalties

The following description of Taxes and Royalties is cited directly from IMC (2009):

The project is subject to many Federal, State, and local taxes, including, income taxes, value added taxes, social taxes, property taxes, customs duties, state duties, withholding taxes, and pension fund contributions. Some of these are based on revenues and some represent fixed costs. IMC does not have an opinion of the combined impact of all the taxes.

The property is subject to a Net Smelter Return (NSR) royalty payment to Royal Gold, who bought this royalty from AngloGold Ashanti. This generally amounts to about 4% of NSR (revenue less shipping and refining costs), as long as the gold price is above $350/oz.

Capital and Operating Costs

El Chanate estimates expenditures of $38 million over the remaining mine life as shown in Table 17.8.1. These include the categories related to process and heap leach facilities and mine closure. Mining will be performed by contractor, so there are no mine capital costs. A 15% contingency is applied to all cost estimates to account for unanticipated items related to future operations.

Table 17.8.1: Capital Cost Summary

Description	LoM Value ($000s)
Mining	0
Process Facility & Infrastructure	2,750
Heap Leach Pads	25,752
Mine Closure	4,600

subtotal	33,102
Contingency	4,965

Total	38,067

Sustaining capital costs for the ore processing plant and heap leach pad is estimated at $38 million for upgrades to existing facilities. The majority of this value is associated with the expansion of the heap leach pad, estimated at $26 million over the LoM. Mine closure costs are estimated to be $4.6 million. A breakdown of costs is given in Table 17.8.2.

Table 17.8.2: Process & Infrastructure Capital

Description	LoM Value ($000s)
Screen	2,500
Pads	25,752
Pond	250
Mine Closure	4,600

subtotal	33,102
Contingency	4,965

Total	38,067

Economic Analysis

SRK has reviewed the internal life-of-mine (“LoM”) technical costs at El Chanate. The mine has been operating for several years and projections indicate a positive cash flow throughout the remaining life of the mine.

The remaining mine life is 13 years.

The LoM plan and technical and economic projections in the LoM model include forward looking statements that are not historical facts and are required in accordance with the reporting requirements of the OSC. These forward-looking statements are estimates and involve risks and uncertainties that could cause actual results to differ materially.

As is typical for low-grade deposits, the Project is most sensitive to market price (or gold grade). The Project is least sensitive to capital since it is a mostly-capitalized operating mine. The Project also exhibits a significant sensitivity to operating costs, suggesting the importance of good engineering and cost controls in the Project’s day-to-day operations.

APPENDIX J - CONSENTS

APPENDIX J-1 – CONSENT OF GMP SECURITIES L.P.

We hereby consent to the reference under the headings “Summary of the Arrangement — Reasons for the Arrangement”, “Summary of the Arrangement — Fairness Opinions”, “The Arrangement — Background to and Reasons for the Arrangement” and “The Arrangement — Fairness Opinions” to the opinion of our firm dated August 28, 2011, which we prepared solely for the Board of Directors of Northgate Minerals Corporation and the Special Committee of the Board of Directors in connection with the arrangement agreement dated August 28, 2011 and amended September 9, 2011, entered into between Northgate Minerals Corporation and AuRico Gold Inc., and to the inclusion of the full text of the foregoing opinion dated August 28, 2011 in the management information circular. In providing this consent, we do not intend that any person other than the Board of Directors of Northgate Minerals Corporation and the Special Committee of the Board of Directors rely upon such opinion.

“GMP Securities L.P.”
Toronto, Ontario
September 21, 2011

APPENDIX J-2 – CONSENT OF MACQUARIE CAPITAL MARKETS CANADA LTD.

We hereby consent to the reference under the headings “Summary of the Arrangement — Reasons for the Arrangement”, “Summary of the Arrangement — Fairness Opinions”, “The Arrangement — Background to and Reasons for the Arrangement” and “The Arrangement — Fairness Opinions” to the opinion of our firm dated August 28, 2011, which we prepared solely for the Board of Directors of Northgate Minerals Corporation and the Special Committee of the Board of Directors in connection with the arrangement agreement dated August 28, 2011 and amended September 9, 2011, entered into between Northgate Minerals Corporation and AuRico Gold Inc., and to the inclusion of the full text of the foregoing opinion dated August 28, 2011 in the management information circular. In providing this consent, we do not intend that any person other than the Board of Directors of Northgate Minerals Corporation and the Special Committee of the Board of Directors rely upon such opinion.

“Macquarie Capital Markets Canada Ltd.”
Toronto, Ontario
September 21, 2011

APPENDIX J-3 – CONSENTS OF KPMG LLP

To the Board of Directors of Northgate Minerals Corporation:

We have read the management information circular of Northgate Minerals Corporation (“Northgate”) dated September 21, 2011 with respect to the proposed acquisition of Northgate by AuRico Gold Inc. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above mentioned management information circular of our report to the shareholders of Northgate on the consolidated financial statements of Northgate, which comprise the consolidated balance sheets as at December 31, 2010 and 2009, the consolidated statements of operations and comprehensive income (loss), cash flows and shareholders’ equity for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information. Our report is dated March 28, 2011.

“KPMG LLP”
Chartered Accountants

Vancouver, Canada
September 21, 2011

To the Board of Directors of AuRico Gold Inc.:

We have read the management information circular of Northgate Minerals Corporation (“Northgate”) dated September 21, 2011 with respect to the proposed acquisition of Northgate by AuRico Gold Inc. (“AuRico”). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above mentioned management information circular of our report to the shareholders of AuRico on the consolidated financial statements of AuRico, which comprise the consolidated balance sheets as at December 31, 2010 and 2009, the consolidated statements of operations and comprehensive (loss)/income, cash flows and shareholders’ equity for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information. Our report is dated March 23, 2011.

“KPMG LLP”
Chartered Accountants, Licensed Public Accountants

Toronto, Canada
September 21, 2011

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